As filed with the Securities and Exchange Commission on October 23, 2017.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CURO GROUP HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	90-0934597 (I.R.S. Employer Identification Number)

3527 North Ridge Road

Wichita, Kansas 67205

(316) 425-1410

(Address, including Zip Code, and Telephone Number, including Area Code, of registrant’s principal executive offices)

Vin Thomas

Chief Legal Officer

3527 North Ridge Road

Wichita, Kansas 67205

(316) 425-1410

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Cristopher Greer Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	F. Holt Goddard Jonathan Michels White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period with any new or revised accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$100,000,000	$12,450.00

(1)	Includes offering price of shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until a registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2017

            Shares

CURO Group Holdings Corp.

Common Stock

We are selling              shares of our common stock.

This is the initial public offering of shares of common stock of CURO Group Holdings Corp. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $        and $        per share. We have applied to list our common stock on The New York Stock Exchange under the symbol “CURO.”

The selling stockholders listed in this prospectus have granted the underwriters a 30-day option to purchase up to              shares from the selling stockholders at the initial public offering price, less the underwriting discounts and commissions. We will not receive any proceeds from the sale of shares by the selling stockholders.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” on page 18.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to CURO Group Holdings Corp. (before expenses)(1)
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for information relating to underwriting compensation, including certain expenses of the underwriters to be reimbursed by the Company.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2017.

Credit Suisse	Jefferies	Stephens Inc.

William Blair

Janney Montgomery Scott

The date of this prospectus is                     , 2017.

You should rely only on the information contained in this document or to which we have referred you. Neither we, nor the selling stockholders, nor the underwriters have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities under applicable law. The information in this document may only be accurate on the date of this document regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates. This prospectus is not an offer to sell or the solicitation of an offer to buy shares of our common stock in any circumstances under which such offer or solicitation is unlawful.

Dealer Prospectus Delivery Obligation

Until                 ,          (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other company. Each trademark, tradename or service mark of any other company appearing in this prospectus is the property of its respective holder.

We or one of our subsidiaries own or have applied for ownership of the marks “CURO,” “CURO Financial Technologies Corp.,” “Speedy Cash®,” “RC Rapid CashSM,” “OPT+SM,” “Rapid Cash,” “Avio Credit,” “LendDirect” and “Wage Day Advance.” All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

In this prospectus, when we refer to

•	“CURO,” we are referring to CURO Group Holdings Corp. and its subsidiaries, including CURO Financial Technologies Corp.;

•	“CFTC,” we are referring to CURO Financial Technologies Corp.;

•	“CURO Intermediate,” we are referring to CURO Intermediate Holdings Corp.;

•	the “FFL Holders,” we are referring to Friedman Fleischer & Lowe Capital Partners II, L.P., FFL Executive Partners II, L.P. and FFL Parallel Fund II, L.P.; and

•	the “Founder Holders,” we are referring to Doug Rippel, Chad Faulkner and Mike McKnight and certain of their family trusts and affiliated entities.

Unless otherwise specified herein or the context otherwise requires, all references to “$,” “U.S.$,” “USD” or “dollars” in this prospectus refer to U.S. dollars, all references to “C$” refer to Canadian dollars, and all references to “£,” “pound sterling” or “GBP” refer to British pounds sterling. The C$ and GBP are the functional currency of our Canadian and U.K. operations, respectively.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Industry and Market Data

This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports, including those by the Pew Research Center, CFI Group and FactorTrust. We have supplemented these data and forecasts where necessary with information from publicly available sources and our own internal estimates. We use these sources and estimates and believe them to be reliable, but they involve a number of assumptions and limitations.

The sources of certain industry and market data contained in this prospectus are listed below.

•	ACORN Canada, It’s Expensive to be Poor: How Canadian Banks are Failing Low Income Communities; May 2016.

•	Board of Governors of the Federal Reserve System, Report on the Economic Well-Being of U.S. Households in 2015, May 2016.

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•	Center for Financial Services Innovation, or CFSI, 2016 Financially Underserved Market Size Study; November 2016.

•	CFI Group, Bank Satisfaction Barometer; 2016.

•	FactorTrust, The FactorTrust Underbanked Index; May 2017.

•	FICO, US Average FICO Score Hits 700: A Milestone for Consumers; July 2017.

•	Financial Credit Authority, High-cost credit; July 2017.

•	J. P. Morgan Chase & Co., Weathering Volatility: Big Data on the Financial Ups and Downs of U.S. Individuals, 2015.

•	L.E.K. Consulting, Consumer Specialist Lending – Newly Sustainable or Another Boom-and-Bust; Volume XVIII, Issue 10.

•	Pew Research Center, Smartphone Ownership and Internet Usage Continues to Climb in Emerging Economies; February 2016.

•	Pricewaterhouse Coopers LLP, or PWC, Banking the Under-Banked: The Growing Demand for Near Prime Credit, 2016.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our and the industry’s results to differ materially from those expressed in the estimates made by the independent parties and by us.

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SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements before making an investment decision. The terms “we,” “our,” “us,” “CURO” and the “Company,” as used in this prospectus, refer to CURO Group Holdings Corp. and its consolidated subsidiaries, except where otherwise stated or where it is clear that the terms mean only CURO Group Holdings Corp. exclusive of its subsidiaries. Unless the context otherwise indicates or requires, the term “Curo Platform” and “platform,” as used in this prospectus, refer to our Company’s proprietary IT systems and operating platform.

Company Overview

We are a growth-oriented, technology-enabled, highly-diversified consumer finance company serving a wide range of underbanked consumers in the United States, Canada and the United Kingdom and are a market leader in our industry based on revenues. We believe that we have the only true omni-channel customer acquisition, onboarding and servicing platform that is integrated across store, online, mobile and contact center touchpoints. Our IT platform, which we refer to as the “Curo Platform,” seamlessly integrates loan underwriting, scoring, servicing, collections, regulatory compliance and reporting activities into a single, centralized system. We use advanced risk analytics powered by proprietary algorithms and over 15 years of loan performance data to efficiently and effectively score our customers’ loan applications. Since 2010, we have extended $13.1 billion in total credit across approximately 34.8 million total loans, and our revenue of $828.6 million in 2016 represents a 26.3% compound annual growth rate, or CAGR, over the same time period.

We operate in the United States under two principal brands, “Speedy Cash” and “Rapid Cash,” and launched our new brand “Avio Credit” in the United States in the second quarter of 2017. In the United Kingdom, we operate online as “Wage Day Advance” and, prior to their closure in the third quarter of 2017, our stores were branded “Speedy Cash.” In Canada our stores are branded “Cash Money” and, beginning in 2016, we offer Installment Loans online under the brand “LendDirect.” As of June 30, 2017 our store network consisted of 419 locations across 14 U.S. states, seven Canadian provinces and the United Kingdom. As of June 30, 2017, we offered our online services in 25 U.S. states, five Canadian provinces and the United Kingdom.

We offer a broad range of consumer finance products including Unsecured Installment Loans, Secured Installment Loans, Open-End Loans and Single-Pay Loans. We have tailored our products to fit our customers’ particular needs as they access and build credit. Our product suite allows us to serve a broader group of potential borrowers than most of our competitors. The flexibility of our products, particularly our installment and open-end products, allows us to continue serving customers as their credit needs evolve and mature. Our broad product suite creates a diversified revenue stream and our omni-channel platform seamlessly delivers our products across all contact points—we refer to it as “Call, Click or Come In.” We believe these complementary channels drive brand awareness, increase approval rates, lower our customer acquisition costs and improve customer satisfaction levels and customer retention.

We serve the large and growing market of individuals who have limited access to traditional sources of consumer credit and financial services. We define our addressable market as underbanked consumers in the United States, Canada and the United Kingdom. According to a study by CFSI, there are as many as 121 million Americans who are currently underserved by financial services companies. According to studies by ACORN Canada and PWC, the statistics in Canada and the United Kingdom are similar, with an estimated 15% of Canadian residents (approximately 5 million individuals) and an estimated 20% to 25% of United Kingdom residents (approximately 10 to 14 million individuals) classified as underbanked. Given our international footprint, this translates into an addressable market of approximately 140 million individuals. We believe that with our scalable omni-channel platform and diverse product offerings, we are well positioned to gain market share as sub-scale players struggle to keep pace with the technological evolution taking place in the industry.

Our customers require essential financial services and value timely, transparent, affordable and convenient alternatives to banks, credit card companies and other traditional financial services companies. According to a recent study by FactorTrust, underbanked customers in the United States tend to have the following characteristics:

•	average age of 39 for applicants and 41 for borrowers;

•	applicants are 47% male and 53% female;

•	41% are homeowners;

•	45% have a bachelor’s degree or higher; and

•	the top five employment segments are Retail, Food Service, Government, Banking/Finance and Business Services.

In the United States, our customers generally earn between $25,000 and $75,000 annually. In Canada, our customers generally earn between C$25,000 and C$60,000 annually. In the United Kingdom, our customers generally earn between £18,000 and £31,000 annually.

Products and Services

We provide Unsecured Installment Loans, Secured Installment Loans, Open-End Loans, Single-Pay Loans and a number of ancillary financial products including check cashing, proprietary reloadable prepaid debit cards (Opt+), credit protection insurance in the Canadian market, gold buying, retail installment sales and money transfer services. We have designed our products and customer journey to be consumer-friendly, accessible and easy to understand. Our platform and product suite enable us to provide several key benefits that appeal to our customers:

•	transparent approval process;

•	flexible loan structure, providing greater ability to manage monthly payments;

•	simple, clearly communicated pricing structure; and

•	full account management online and via mobile devices.

Our centralized underwriting platform and its proprietary algorithms are used for every aspect of underwriting and scoring of our loan products. The customer application, approval, origination and funding processes differ by state, country and by channel. Our customers typically have an active phone number, open checking account, recurring income and a valid government-issued form of identification. For in-store loans, the customer presents required documentation, including a recent pay stub or support for underlying bank account activity for in-person verification. For online loans, application data is verified with third-party data vendors, our proprietary algorithms and/or tech-enabled account verification. Our proprietary, highly scalable, scoring system employs a champion/challenger process whereby models compete to produce the most successful customer outcomes and profitable cohorts. Our algorithms use data relevancy and machine learning techniques to identify approximately 60 variables from a universe of approximately 11,600 that are the most predictive in terms of credit outcomes. The algorithms are continuously reviewed and refreshed and are focused on a number of factors related to disposable income, expense trends and cash flows, among other factors, for a given loan applicant. The predictability of our scoring models is driven by the combination of application data, purchased third-party data and our robust internal database of approximately 71 million records associated with loan information. These variables are then combined in a series of algorithms to create a score that allows us to scale lending decisions.

Geography and Channel Mix

For the six months ended June 30, 2017, our revenue distribution in the United States, Canada and United Kingdom was 77%, 19% and 4%, respectively.

Stores: As of June 30, 2017, we had 419 stores in 14 U.S. states, seven provinces in Canada and in the United Kingdom, which included the following:

•	215 United States locations: Texas (92), California (36), Nevada (18), Arizona (13), Tennessee (11), Kansas (10), Illinois (8), Alabama (7), Missouri (5), Louisiana (5), Colorado (3), Oregon (3), Washington (2) and Mississippi (2);

•	191 Canadian locations: Ontario (121), Alberta (28), British Columbia (26), Saskatchewan (6), Nova Scotia (5), Manitoba (4) and New Brunswick (1); and

•	13 United Kingdom locations: almost entirely in metropolitan London, which we closed in the third quarter of 2017 (see Note 21, “Subsequent Events” of our Notes to Interim Consolidated Financial Statements included elsewhere in this prospectus).

Online: As of June 30, 2017, we offered online loans in 25 U.S. states, five provinces in Canada and in England, Wales, Scotland and Northern Ireland in the United Kingdom.

The following charts reflect the revenue contribution, including CSO fees, of the products and services that we currently offer in the regions in which we operate.

Year Ended December 31, 2016	Six Months Ended June 30, 2017

Overview of Loan Products

Below is an outline of the primary products we offered as of June 30, 2017.

Installment
	Unsecured	Secured	Open-End	Single-Pay
Channel	Online and in-store: 15 U.S. states, Canada and the United Kingdom	Online and in-store: 7 U.S. states	Online: KS, TN, ID, UT, DE and RI In-store: KS and TN	Online and in-store: 12 U.S. states, Canada and the United Kingdom

Approximate Average Loan Size(1)	$602	$1,231	$451	$321

Duration	Up to 48 months	Up to 42 months	Revolving / Open-ended	Up to 62 days

Pricing	14.9% average monthly interest rate(2)	11.3% average monthly interest rate(2)	Daily interest rates ranging from 0.74% to 0.99%	Fees ranging from $13 to $25 per $100 borrowed

(1)	Includes CSO loans.
(2)	Weighted average of the contractual interest rates for the portfolio as of June 30, 2017. Excludes CSO fees.

Unsecured Installment Loans

Unsecured Installment Loans are fixed-term, fully-amortizing loans with a fixed payment amount due each period during the term of the loan. These loans are originated and owned by us or by third-party lenders pursuant to credit services organization and credit access business statutes, which we refer to as our CSO programs. For CSO programs, we arrange, service and guarantee the loans. Payments are due bi-weekly or monthly to match the customer’s pay cycle. Customers may prepay without penalty or fees. Unsecured Installment Loan terms are governed by enabling state legislation in the United States, provincial and federal legislation in Canada and national regulations in the United Kingdom. Unsecured Installment Loans comprised 48.6%, and 40.0% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. We believe that the flexible terms and lower payments associated with Installment Loans significantly expands our addressable market by allowing us to serve a broader range of customers with a variety of credit needs.

Secured Installment Loans

Secured Installment Loans are similar to Unsecured Installment Loans but are also secured by a vehicle title. These loans are originated and owned by us or by third-party lenders through our CSO programs. For these loans the customer provides clear title or security interest in the vehicle as collateral. The customer receives the benefit of immediate cash but retains possession of the vehicle while the loan is outstanding. The loan requires periodic payments of principal and interest with a fixed payment amount due each period during the term of the loan. Payments are due bi-weekly or monthly to match the customer’s pay cycle. Customers may prepay without penalty or fees. Secured Installment Loan terms are governed by enabling state legislation in the United States. Secured Installment Loans comprised 10.6% and 9.8% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Open-End Loans

Open-End Loans are a line of credit for the customer without a specified maturity date. Customers may draw against their line of credit, repay with minimum, partial or full payments and redraw as needed. We report

% ancillary revenue 7% 5% 5% % ancillary revenue 5% 4% 4% % online revenue 28% 30% 33% % online revenue 30% 35% 39%

and earn interest on the outstanding loan balances drawn by the customer against their approved credit limit. Typically, customers do not draw the full amount of their credit limit. Customers may prepay without penalty or fees. Loan terms are governed by enabling state legislation in the United States. Unsecured Open-End Loans comprised 6.7% and 7.0% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. Secured Open-End Loans are offered as part of our product mix in states with enabling legislation and accounted for approximately 1.0% of our consolidated revenue during both the six months ended June 30, 2017 and the year ended December 31, 2016.

Single-Pay Loans

Single-Pay Loans are generally unsecured short-term, small-denomination loans whereby a customer receives cash in exchange for a post-dated personal check or a pre-authorized debit from the customer’s bank account. These loans are originated and owned by us or by third-party lenders through our CSO programs. We agree to defer deposit of the check or debiting of the customer’s bank account until the loan due date which typically falls on the customer’s next pay date. Single-Pay Loans are governed by enabling state legislation in the United States, federal and provincial regulations in Canada and national regulation in the United Kingdom. Single-Pay Loans comprised 28.8% and 37.3% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Ancillary products

We also provide a number of ancillary financial products including check cashing, proprietary reloadable prepaid debit cards (Opt+), credit protection insurance in the Canadian market, gold buying, retail installment sales and money transfer services. We had 98,070 active Opt+ cards as of June 30, 2017, which includes any card with a positive balance or transaction in the past 90 days. Opt+ customers have loaded over $1.45 billion to their cards since we started offering this product.

CSO Programs

Through our CSO programs, we act as a credit services organization/credit access business on behalf of customers in accordance with applicable state laws. We currently offer loans through CSO programs in stores and online in the state of Texas and online in the state of Ohio. In Texas we offer Unsecured Installment Loans and Secured Installment Loans with a maximum term of 180 days. In Ohio we offer an Unsecured Installment Loan product with a maximum term of 18 months. As a CSO we earn revenue by charging the customer a fee (the “CSO fee”) for arranging an unrelated third-party to make a loan to that customer. When a customer executes an agreement with us under our CSO programs, we agree, for a CSO fee payable to us by the customer, to provide certain services to the customer, one of which is to guarantee the customer’s obligation to repay the loan the customer receives from the third-party lender. For CSO loans, each lender is responsible for providing the criteria by which the customer’s application is underwritten and, if approved, determining the amount of the customer loan. We in turn are responsible for assessing whether or not we will guarantee the loan. This guarantee represents an obligation to purchase specific loans if they go into default.

As of June 30, 2017, the maximum amount payable under all such guarantees was $52.7 million, compared to $59.6 million at December 31, 2016. Should we be required to pay any portion of the total amount of the loans we have guaranteed, we will attempt to recover the amount we pay from the customers. We hold no collateral in respect of the guarantees. The initial measurement of this guarantee liability is recorded at fair value and reported in the credit services organization guarantee liability line in our Consolidated Balance Sheets. The fair value of the guarantee is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Our guarantee liability was $15.6 million and $17.1 million at June 30, 2017 and December 31, 2016, respectively.

The majority of revenue generated through our CSO programs was for Unsecured Installment Loans, which comprised 95.9% and 91.6% of total CSO revenue for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Total revenue generated through our CSO programs comprised 26.2% and 26.1% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Industry Overview

We operate in a segment of the financial services industry that provides lending products to underbanked consumers in need of convenient and flexible access to credit and other financial products. Up to 140 million individuals fall within the definition of our target market. In the United States alone, according to a study by CFSI, these underserved consumers spent an estimated $126.5 billion on fees and interest related to credit products similar to those we offer.

We believe our target consumers have a need for tailored financing products to cover essential expenses. According to a study by the Federal Reserve, 44% of American adults could not cover an emergency expense costing $400, or would cover it by selling an asset or borrowing money. Additionally, a study conducted by JPMorgan Chase & Co., which analyzed the transaction information of 2.5 million of its account holders, found that 41% of those sampled experienced month-to-month income swings of more than 30%.

We compete against a wide variety of consumer finance providers including online and branch-based consumer lenders, credit card companies, pawnshops, rent-to-own and other financial institutions that offer similar financial services. A study by CFSI has estimated that spending on credit products offered by our industry exhibited a 10.0% CAGR from 2010 to 2015. This growth has been accompanied by shrinking access to credit for our customer base as evidenced by an estimated $142 billion reduction in the availability of non-prime consumer credit from the 2008 to 2009 credit crisis to 2015 (based on analysis of master pool trust data of securitizations for major credit card issuers).

In addition to the beneficial secular trends broadly impacting the consumer finance landscape, we believe we are well positioned to grow our market share as a result of several changes we have observed related to consumer preferences within alternative financial services. Specifically, we believe that a combination of evolving consumer preferences, increasing use of mobile devices and overall adoption rates for technology are driving significant change in our industry.

•	Shifting preference towards installment loans—We believe from our experience in offering installment loan products since 2008 that single-pay loans are becoming less popular or less suitable for a growing portion of our customers. Customers generally have shown a preference for our Installment Loan products, which typically have longer terms, lower periodic payments and a lower relative cost. Offering more flexible terms and lower payments also significantly expands our addressable market by broadening our products’ appeal to a larger proportion of consumers in the market.

•	Increasing adoption of online channels—Our experience is that customers prefer service across multiple channels or touch points. Approximately 63% of respondents in a recent study by CFI Group said they conducted more than half of their banking activities electronically. That same group of respondents reported an overall level of satisfaction that met or exceeded the average. In 2016, our online revenue of $271 million represented 33% of our 2016 consolidated revenues.

•	Increasing adoption of mobile apps and devices—With the proliferation of pay-as-you-go and other smartphone plans, many of our underbanked customers have moved directly to mobile devices for loan origination and servicing. According to a 2016 study by the Pew Research Center involving the United States, the United Kingdom and Canada, smartphone penetration is 72%, 68% and 67%, respectively. Additionally, 43% of respondents to a study by CFI Group said they conduct transactions using a mobile banking app. Five years ago, less than 30% of our U.S. customers reached us via a mobile device. In the second quarter of 2017, that percentage was over 80%.

Our Strengths

We believe the following competitive strengths differentiate us and serve as barriers for others seeking to enter our market.

•	Unique omni-channel platform / site-to-store capability—We believe we have the only fully-integrated store, online, mobile and contact center platform to support omni-channel customer engagement. We offer a seamless “Call, Click or Come In” capability for customers to apply for loans, receive loan proceeds, make loan payments and otherwise manage their accounts in store, online or over the phone. Customers can utilize any of our three channels at any time and in any combination to obtain a loan, make a payment or manage their account. In addition, we have our “Site-to-Store” capability in which online customers that do not qualify for a loan online are referred to a store to complete a loan transaction with one of our associates. These aspects of our platform enable us to source a larger number of customers, serve a broader range of customers and continue serving these customers for longer periods of time while lowering cost per funded loan.

•	Industry leading product and geographic diversification—In addition to channel diversification, we have increased our diversification by product and geography allowing us to serve a broader range of customers with a flexible product offering. As part of this effort, we have also developed and launched new brands and will continue to develop new brands with differentiated marketing messages. These initiatives have helped diversify our revenue streams, enabling us to appeal to a wider array of borrowers.

•	Leading analytics and information technology drives strong credit risk management—We have developed a bespoke, proprietary IT platform, referred to as the Curo Platform, which is a unified, centralized platform that seamlessly integrates activities related to customer acquisition, underwriting, scoring, servicing, collections, compliance and reporting. Our IT platform is built upon over 15 years of continually updated customer data comprising over 71 million loan records used to formulate our robust, proprietary underwriting algorithms. This platform then automatically applies multi-algorithmic analysis to a customer’s loan application to produce a “Curo Score,” which drives our underwriting decision. Globally, as of June 30, 2017 we had 182 employees who write code and manage our networks and infrastructure for our IT platform. This fully-integrated IT platform enables us to make real-time, data-driven changes, to our acquisition and risk models, which yield significant benefits in terms of customer acquisition costs and credit performance.

•	Multi-faceted marketing strategy drives low customer acquisition costs—Our marketing strategy includes a combination of strategic direct mail, television advertisements and online and mobile-based digital campaigns, as well as strategic partnerships. Our global Marketing, Risk and Credit Analytics team, consisting of 80 professionals as of June 30, 2017, uses our integrated IT platform to cross reference marketing spend, new customer account data and granular credit metrics to optimize our marketing budget across these channels in real time to produce higher quality new loans. In addition to these diversified marketing programs, our stores play a critical role in creating brand awareness and driving new customer acquisition. From January 2015 through the end of June 2017, we acquired nearly 1.7 million new customers in North America. For the first six months of 2017 compared to the first six months of 2015, our average first-pay defaults in the United States improved by 240 bps, while our average cost per funded loan decreased from $64 to $55.

•	Focus on customer experience—We focus on customer service and experience and have designed our stores, website and mobile application interfaces to appeal to our customers’ needs. We continue to augment our web and mobile app interfaces to enhance our “Call, Click or Come In” strategy, with a focus on adding functionality across all our channels. Our stores are branded with distinctive and recognizable signage, conveniently located and typically open seven days a week. Furthermore, we have highly experienced managers in our stores, which we believe is a critical component to driving customer retention, lowering acquisition costs and driving store-level margins. For example, the average tenure for our U.S. store managers is over nine years and over 11 years for regional directors.

•	Strong compliance culture with centralized collections operations—We seek to consistently engage in proactive and constructive dialogue with regulators in each of our jurisdictions and have made significant investments in best-practice automated tools for monitoring, training and compliance management. As of June 30, 2017, our compliance group consisted of 28 individuals based in all three countries in which we operate and our compliance management systems are integrated into our proprietary IT platform. Additionally, our in-house centralized collections strategy, supported by our proprietary back-end customer database and analytics team, drives an effective, compliant and highly-scalable model.

•	Demonstrated access to capital markets and diversified funding sources—We have raised over $1.0 billion of debt financing in five separate offerings since 2008, most recently in February 2017. We also closed a $150 million nonrecourse installment loan financing facility in 2016 and have routinely accessed banks and other lenders for revolving credit capacity. We believe this is a significant differentiator from our peers who may have trouble accessing capital markets to fund their business models if credit markets tighten. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

•	Experienced and innovative management team and sponsor—Our senior leadership team is among the most experienced in the industry with over a century of collective experience and an average tenure at CURO of over eight years. We also have deep bench strength across key functional areas including accounting, compliance, IT and legal. Our equity sponsor, FFL Partners, LLC, or FFL Partners, has been our partner since 2008 and has contributed significant resources to helping define our growth strategy.

•	History of growth and profitability—Throughout our operating history we have maintained strong profitability and growth. Between 2010 and 2016 we grew revenue, Adjusted EBITDA and net income at a CAGR of 26.3%, 25.4% and 21.9%, respectively. At the same time, we have grown our product offerings to better serve our growing and expanding customer base.

Growth Strategy

•	Leverage our capabilities to continue growing installment and open-end products—Installment and open-end products accounted for 58% of our consolidated revenue for the year ended December 31, 2016, up from 19% in 2010, and we believe that our customers greatly prefer these products. We believe that these products will continue to account for a greater share of our revenue and provide us a competitive advantage versus other consumer lenders with narrower product focus. We believe that our ability to continue to be successful in developing and managing new products is based upon our capabilities in three key areas.

•	Underwriting: Installment and open-end products generally have lower yields than single-pay products, which necessitates more stringent credit criteria supported by more sophisticated credit analytics. Our industry leading analytics platform combines data from approximately 71 million records associated with loan information from third-party reporting agencies and has helped to reduce average first-pay defaults in the United States by approximately 240 bps for the first six months of 2017 compared to the first six months of 2015.

•	Collections and Customer Service: Installment and open-end products have longer terms than single-pay loans, in some cases up to 48 months. These longer terms drive the need for a more comprehensive collection and default servicing strategy that emphasizes curing a default and putting the customer back on a track to repay the loan. We utilize a centralized collection model that prevents our store management personnel from ever having to contact customers to resolve a delinquency. We have also invested in building new contact centers in all three of the countries in which we operate, each of which utilizes sophisticated dialer technologies to help us contact our customers in a scalable, efficient manner.

•	Funding: The shift to larger balance installment loans with extended terms and open-end loans with revolving terms requires more substantial and more diversified funding sources. Given our deep and successful track record in accessing diverse sources of capital, we believe that we are well-positioned to support future new product transition.

•	Serve additional types of borrowers—In addition to growing our existing suite of installment and open-end lending products, we are focused on expanding the total number of customers that we are able to serve through product, geographic and channel expansion. This includes expansion of our online channel, particularly in the United Kingdom, as well as continued targeted additions to our physical store footprint. We also continue to introduce additional products to address our customers’ preference for longer term products that allow for greater flexibility in managing their monthly payments.

•	In the second quarter of 2017, we launched Avio Credit, a new online product branded in the United States targeting individuals in the 600-675 FICO band. This product is structured as an Unsecured Installment Loan with varying principal amounts and loan terms up to 48 months. As of April 2017, 10% of U.S. consumers had FICO scores between 600 and 649. A further 13.2% of U.S. consumers had FICO scores between 650 and 699, a portion of whom would fall into the credit profile targeted by our Avio Credit product.

•	We expect to expand our LendDirect brand in Canada to include additional provinces and increase acquisition efforts in existing markets. We also plan to open LendDirect stores in Canada during the fourth quarter of 2017. Seven million Canadians have a FICO score below 700. We estimate that the consumer credit opportunity for this customer segment exceeds C$165 billion. We believe these customers represent a highly-fragmented market with low penetration.

•	In the United Kingdom, we expect to launch online longer-term loans, some supported by a guarantor. According to a study by the Financial Conduct Authority, in 2016, the U.K. guarantor market alone comprised approximately £300 million in loans outstanding and had annual originations of approximately £200 million in 2016. A report by L.E.K. Consulting found that this market experienced double digit percentage growth from 2008 to 2017. We believe it is currently dominated by one lender but otherwise largely made up of smaller participants with growth challenges.

•	Continue to bolster our core business through enhancement of our proprietary risk scoring models—We continuously refine and update our credit models to drive additional improvements in our performance metrics. By regularly updating our credit underwriting algorithms we can continue to expand the value of each of our customer relationships through improved credit performance. By combining these underwriting improvements with data driven marketing spend, we believe our optimization efforts will produce margin expansion and earnings growth.

•	Expand credit for our borrowers—Through extensive testing and our proprietary underwriting, we have successfully increased credit limits for customers, enabling us to offer “the right loan to the right customer.” The favorable take rates and successful credit performance have improved overall vintage and portfolio performance. For the first six months of 2017, our average loan amount for Unsecured and Secured Installment Loans rose by $115 (a 23.7% increase) and $258 (a 25.5% increase), respectively, versus the same period in 2016.

•	Continue to improve the customer journey and experience—We have projects in our development pipeline to enhance our “Call, Click or Come In” customer experience and execution, ranging from redesign of web and app interfaces to enhanced service features to payments optimization.

•	Enhance our network of strategic partnerships—Our strategic partnership network generates applicants that we then close through our diverse array of marketing channels. By further leveraging these existing networks and expanding the reach of our partnership platform to include new relationships, we can increase the number of overall leads we receive.

Corporate and Other Information

The CURO business was founded in 1997. CURO Financial Technologies Corp., or CFTC (then known as Speedy Cash Holdings Corp.), was incorporated in Delaware on July 16, 2008. On September 10, 2008, our founders sold or otherwise contributed all of the outstanding equity of the various operating entities that composed the CURO business to a wholly-owned subsidiary of CFTC in connection with an investment in CFTC by Friedman Fleischer & Lowe Capital Partners II, L.P. and its affiliated funds, or FFL Partners. CURO Group Holdings Corp. (then known as Speedy Group Holdings Corp.) was incorporated in Delaware on February 7, 2013 as the parent company of CFTC. On May 11, 2016, we changed the name of Speedy Group Holdings Corp. to CURO Group Holdings Corp. We similarly changed the names of some of its subsidiaries.

Our directors, including the Founder Holders, executive officers and the FFL Holders, currently collectively own approximately 89.36% of our common stock. Following the completion of this offering, our directors, including the Founder Holders, executive officers and the FFL Holders will beneficially own approximately             % of our outstanding common stock. For additional information on the beneficial ownership of our common stock prior to and immediately after the completion of this offering, see “Principal and Selling Stockholders.”

Our principal business office is located at 3527 North Ridge Road, Wichita, Kansas 67205. Our website address is www.curo.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it to be part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we are required to have only two years of audited financial statements, two years of selected financial data and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	we are not required to engage an auditor to report on the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act;

•	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”;

•	we are not required to disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation, or to include a compensation committee report, provided we comply with the scaled compensation disclosure rules applicable to smaller reporting companies; and

•	we may take advantage of an extended transition period for complying with new or revised accounting standards, allowing us to delay the adoption of some accounting standards until those standards would otherwise apply to private companies.

We have elected to take advantage of these reduced reporting and other requirements available to us as an emerging growth company. As a result of these elections, the information that we provide in this prospectus may be different from the information you may receive from other public companies. In addition, it is possible that certain investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our shares and more volatility in our stock price.

We may take advantage of these provisions until we are no longer an emerging growth company. We could remain an emerging growth company until the last day of the fifth fiscal year after this offering, or until the earliest of the following: (i) the last day of the first fiscal year in which our total annual gross revenues are at least $1.07 billion; (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of the fiscal year in which, among other things, the market value of our voting and non-voting common equity securities held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in nonconvertible debt securities during the preceding three-year period.

Summary Risk Factors

Investing in our common stock involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	the recently adopted CFPB rule on payday, vehicle title, and certain high-cost installment loans could, if enacted, have a material adverse effect on our business and results of operations;

•	the extent to which federal, state, local and foreign governmental regulation of consumer lending and related financial products and services limits or prohibits the operation of our business;

•	our failure to comply with applicable laws and regulations, and resulting fines, penalties or other sanctions that could adversely affect our business and results of operations;

•	the impact of proposed rules and regulations that, if enacted, could have a material adverse effect on our business and results of operations;

•	future changes to regulations to which we are subject could restrict us in ways that adversely affect our business and results of operations;

•	the adverse impact of existing or new local regulation of our industry;

•	the impact of the complex regulatory environment in which we operate, which increase our costs of compliance and the risk that we may fail to comply;

•	the risk that our interpretation and application of laws and regulations related to consumer lending activities differs from the interpretations applied by federal, state, local and foreign regulatory bodies;

•	the effect of judicial decisions, agency rulemaking, or amendments to law on the legality or enforceability of our agreements;

•	current and future litigation and regulatory proceedings against us may impact our results of operations, cash flow and financial condition;

•	risks associated with negative public perception of our products and services;

•	the adverse impact of material modifications of U.S. laws and regulations and existing trade agreements by the new U.S. presidential administration on our business, financial condition, and results of operations;

•	our substantial indebtedness may expose us to material risks, and could adversely affect our business, results of operations and financial condition, as we currently depend in large part on debt financing to provide the cash needed to fund the loans we originate;

•	our business could be adversely affected by a lack of sufficient debt financing at acceptable prices or disruptions in the credit markets, which could reduce our access to credit and our ability to fund loans;

•	risks associated with our ability to refinance our substantial indebtedness;

•	risks associated with a lack of sufficient debt financing made to our business on acceptable terms;

•	our ability to protect our proprietary technology and analytics or keep up with that of our competitors;

•	risks associated with disruption in the availability of our information systems;

•	risks associated with information provided by customers or third parties being inaccurate, and causing us to misjudge a customer’s qualification to receive a loan;

•	because of the non-prime nature of our customers, our business has much higher rates of charge-offs than traditional lenders, and if we are unable to price our loan products to take into account the credit risks of our customers, our operating results and financial condition could be adversely affected.

•	risks associated with the failure of our proprietary credit and fraud scoring system to effectively price the credit risk of our prospective or existing customers;

•	risks associated with the handling of customer personal data and cyber-attacks that could result in liability or harm to our reputation;

•	risks associated with failure of third parties who provide us products, services or support, including our ability to maintain relationships with banks and other third-party electronic payment solutions providers;

•	our ability to maintain relationships with third-party service providers to offer credit services organizations, or CSO, loans in Texas and Ohio;

•	the adverse impact of employee and third-party theft and errors as well as liability resulting from crimes at our stores;

•	the adequacy of our allowance for loan losses, accrual for third-party loan losses and estimates of losses;

•	changes in demand for our products and services;

•	risks associated with effectively managing our growth;

•	our ability to integrate acquisitions into our existing business operations;

•	the sufficiency of indemnifications associated with assumed liabilities of acquired entities to cover our exposures to litigation and settlement costs;

•	our ability to attract and retain qualified management and employees;

•	the possible impairment of goodwill;

•	the seasonality of our lending business;

•	our ability to find suitable real estate to support future new store development;

•	our ability to keep up with rapid changes in e-commerce and the uses of the Internet;

•	the fragmentation of our industry and competition from various other sources providing similar financial products, or other alternative sources of credit, to consumers;

•	risks related to the international scope of our business and operations;

•	the adverse impact of natural disasters and other business disruptions on our future revenue and financial condition; and

•	the FFL Holders and the Founder Holders will together have a controlling interest following this offering, and their interests may conflict with ours or yours in the future.

You should carefully consider all of the information included in this prospectus, including matters set forth under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” before deciding to invest in our common stock.

The Offering

Issuer	CURO Group Holdings Corp.

Offering price per share	$

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares from the selling stockholders	up to shares.

Common stock to be outstanding immediately after completion of this offering	shares.

Use of proceeds	We estimate that we will receive net proceeds from our sale of shares in this offering of approximately $ million, based on an assumed price to the public in this offering of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from any sale of shares by the selling stockholders. We plan to use the net proceeds we receive from this offering for general corporate purposes, including to purchase, redeem, defease or otherwise repay portions of our outstanding indebtedness. See “Use of Proceeds.”

Dividend policy	See “Dividend Policy” for a discussion of our policy on paying dividends.

Directed share program	The underwriters have reserved for sale at the initial public offering price up to shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing our common stock in the offering. If purchased by certain of these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares they do not purchase will be offered by the underwriters to the general public on the same terms as the other shares in this offering. See “Underwriting.”

Proposed listing symbol	We have applied to have our common stock listed on The New York Stock Exchange under the symbol “CURO.”

Risk factors	Investing in our common stock involves substantial risks. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on                  shares outstanding as of June 30, 2017 and excludes:

•	shares of our common stock issuable upon the exercise of options outstanding as of , 2017 at a weighted average price of $ per share;

•	shares of our common stock reserved, in the aggregate, for issuance pursuant to our 2017 Stock Incentive Plan and our 2010 Equity Incentive Plan as of , 2017, as well as any additional automatic increases in the number of shares of our common stock reserved for future issuance under this plan; and

•	shares of our common stock reserved for issuance pursuant to our 2017 Employee Stock Purchase Plan as of , , 2017, as well as additional automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Unless we specifically state otherwise, the information in this prospectus assumes:

•	that the price to the public of our common stock in this offering will be $ per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	that holders will not exercise options issued under our equity incentive plans;

•	the application of a —for— split of our common stock to occur immediately prior to the completion of this offering; and

•	the filing of our amended and restated certificate of incorporation to occur immediately prior to the completion of this offering.

Summary Consolidated Financial And Other Data

Set forth below is our summary consolidated financial and other data as of and for the periods indicated. We have derived the summary consolidated financial and other data as of and for the years ended December 31, 2016 and 2015 from our audited consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. We have derived the summary consolidated financial and other data as of and for the six month periods ended June 30, 2017 and 2016 from our unaudited consolidated financial statements that are included elsewhere in this prospectus and that, in our opinion, include all adjustments, consisting of normal, recurring adjustments, necessary for the fair presentation of such information. Our historical results for any prior period are not necessarily indicative of results we may expect or achieve in any future period. Our results for any interim period are not necessarily indicative of results we may achieve during a full year.

The following information is only a summary and may not be complete. Accordingly, you should read these summary consolidated financial data in conjunction with the sections entitled “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

(in thousands, except per share data)	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	2017	2016	2016	2015
Consolidated Statements of Income Data:
Revenue	$441,524	$396,768	$828,596	$813,131
Provision for losses	127,182	100,278	258,289	281,210

Net revenue	314,342	296,490	570,307	531,921
Cost of providing services
Salaries and benefits	52,733	53,086	104,541	107,059
Occupancy	27,606	27,023	54,509	53,288
Office	9,804	9,478	20,463	19,929
Other costs of providing services	27,963	26,785	53,617	47,380
Advertising	19,329	17,094	43,921	65,664

Total cost of providing services	137,435	133,466	277,051	293,320

Gross margin	176,907	163,024	293,256	238,601

Operating (income) expense
Corporate and district	69,351	64,756	125,119	129,046
Interest expense	41,850	32,192	64,334	65,020
(Gain) loss on extinguishment of debt	12,458	—	(6,991)	—
Restructuring	—	1,481	3,618	4,291
Goodwill and intangible asset impairment charges	—	—	—	2,882
Other (income) expense	199	(445)	(845)	1,488

Total operating expense	123,858	97,984	185,235	202,727
Net income before taxes	53,049	65,040	108,021	35,874
Provision for income tax expense	20,068	24,958	42,577	18,105

Net income	$32,981	$40,082	$65,444	$17,769

Basic earnings per share	$31.32	$38.06	$62.15	$16.87
Diluted earnings per share	$30.46	$37.32	$60.71	$16.45

(in thousands, except per share data)	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	2017	2016	2016	2015
Non-GAAP Statement of Operations Data and Other Operating Data (unaudited):
Adjusted Earnings(1)	$44,976	$42,668	$66,411	$24,656
EBITDA(2)	$104,229	$107,560	$191,260	$120,006
Adjusted EBITDA(3)	$121,828	$109,512	$189,361	$130,876
Adjusted EBITDA Margin(4)	27.6%	27.6%	22.9%	16.1%
Gross Margin Percentage(5)	40.1%	41.1%	35.4%	29.3%
Number of stores (at period end)	419	419	420	420
Selected Balance Sheet Data (at period end):
Cash	$113,780	$167,795	$193,525	$100,561
Gross loans receivable	$350,362	$233,152	$286,196	$252,180
Less: allowance for loan losses	(70,438)	(30,559)	(39,192)	(32,948)

Loans receivable, net	$279,924	$202,593	$247,004	$219,232

Total assets	$735,938	$697,164	$780,798	$666,017
Total liabilities (including debt)	$679,799	$672,136	$739,943	$685,399
Total stockholders’ equity (deficit)	$56,139	$25,028	$40,855	$(19,382)

(1)	We define Adjusted Earnings as net income plus or minus certain non-cash or other adjusting items. We provide Adjusted Earnings in this prospectus because our management finds its useful in evaluating the performance and underlying operations of our business. We provide a detailed description of Adjusted Earnings and how we use it, including a reconciliation of Adjusted Earnings to net income, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information.”
(2)	We define EBITDA as earnings before interest, income taxes, depreciation and amortization. We provide EBITDA in this prospectus because our management finds it useful in evaluating the performance and underlying operations of our business. We provide a detailed description of EBITDA and how we use it, along with a reconciliation of EBITDA to net income, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information.”
(3)	We define Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, plus or minus certain non-cash or other adjusting items. We provide Adjusted EBITDA in this prospectus because our management finds it useful in evaluating the performance and underlying operations of our business. We provide a detailed description of Adjusted EBITDA and how we use it, along with a reconciliation of Adjusted EBITDA to net income, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information.”
(4)	Calculated as Adjusted EBITDA as a percentage of revenue.
(5)	Calculated as Gross Margin as a percentage of revenue.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to the Regulation of Our Industry

The CFPB promulgated new rules applicable to our loans that could have a material adverse effect on our business and results of operations.

The CFPB adopted a new rule applicable to payday vehicle title, and certain high-cost installment loans in October 2017, which we refer to as the CFPB Rule, with most provisions becoming effective 21 months after this CFPB Rule is published in the Federal Register (no earlier than July 2019, if the publication occurs in October 2017). See “Regulatory Environment and Compliance—U.S. Regulations—U.S. Federal Regulations—CFPB Rule.” This CFPB Rule establishes ability-to-repay, or ATR, requirements for “covered short-term loans,” such as our single-payment loans, and for “covered longer-term balloon-payment loans,” such as our revolving lines of credit, as currently structured. It establishes “penalty fee prevention” provisions that will apply to all of our loans, including our covered short-term loans, covered longer-term balloon-payment loans and our installment loans, which are “covered longer-term loans” under the CFPB Rule.

Covered short-term loans are consumer loans with a term of 45 days or less. Covered longer-term balloon payment loans include consumer loans with a term of more than 45 days where (i) the loan is payable in a single payment, (ii) any payment is more than twice any other payment, or (iii) the loan is a multiple advance loan that may not fully amortize by a specified date and the final payment could be more than twice the amount of other minimum payments. Covered longer-term loans are consumer loans with a term of more than 45 days where (i) the total cost of credit exceeds an annual rate of 36%, and (ii) the lender obtains a form of “leveraged payment mechanism” giving the lender a right to initiate transfers from the consumer’s account. Post-dated checks, authorizations to initiate ACH payments and authorizations to initiate prepaid or debit card payments are all leveraged payment mechanisms under the CFPB Rule. While there are certain coverage exceptions—for example, an exception for typical pawn loans—they do not apply to our loans.

The ATR provisions of the CFPB Rule apply to covered short-term loans and covered longer-term balloon-payment loans but not to covered longer term loans. Under these provisions, to make a covered short-term loan or a covered longer-term balloon-payment loan, a lender has two options.

•	A “full payment test,” under which the lender must make a reasonable determination of the consumer’s ability to repay the loan in full and cover major financial obligations and living expenses over the term of the loan and the succeeding 30 days. Under this test, the lender must take account of the consumer’s basic living expenses and obtain and generally verify evidence of the consumer’s income and major financial obligations.

•

A “principal-payoff option,” under which the lender may make up to three sequential loans, without engaging in an ATR analysis. The first of these so-called Section 1041.6 Loans in any sequence of Section 1041.6 Loans without a 30-day cooling off period between them is limited to $500, the second is limited to two-thirds of the first and the third is limited to one-third of the first. A lender may not use this option if (1) the consumer had in the past 30 days an outstanding covered short-term loan or an outstanding longer-term balloon-payment loan that is not a Section 1041.6 Loan, or (2) the new Section 1041.6 Loan would result in the consumer having more than six covered short-term loans (including Section 1041.6 Loans) during a consecutive 12-month period or being in debt for more than 90 days on such loans during a consecutive 12-month period. For Section 1041.6 Loans, the lender cannot take vehicle security or structure the loan as open-end credit.

We believe that conducting a comprehensive ATR analysis will be costly and that many of our short-term borrowers will not be able to pass a full payment test. Accordingly, we expect that the full payment test option will have little if any utility for us. The option to make Section 1041.6 Loans using the principal-payoff option may be more viable but the restrictions on these loans under the CFPB Rule will significantly reduce the permitted borrowings by individual consumers. Although we hope that the CFPB Rule will produce offsetting industry consolidation to our benefit, there can be no assurance that any positive effects from such a consolidation will be sufficient to compensate for the adverse impact the ATR provisions will have on individual borrowings.

The CFPB Rule’s penalty fee prevention provisions, which will apply to all covered loans, may have a greater impact on our operations than the ATR provisions of the CFPB Rule. Under these provisions, if two consecutive attempts to collect money from a particular account of the borrower are unsuccessful due to insufficient funds, the lender cannot make any further attempts to collect from such account unless and until it provides notice of the unsuccessful attempts to the borrower and obtains from the borrower a new and specific authorization for additional payment transfers. Obtaining such authorization will be costly and in many cases not possible.

Additionally, the penalty fee prevention provisions will require the lender generally to give the consumer at least three business days advance notice before attempting to collect payment by accessing a consumer’s checking, savings, or prepaid account. These requirements will necessitate revisions to our payment, customer notification, and compliance systems and create delays in initiating automated collection attempts where payments we initiate are initially unsuccessful.

In short, if and when the CFPB Rule goes into effect, the penalty fee prevention provisions will require substantial modifications in our current practices. These modifications would increase costs and reduce revenues. Accordingly, this aspect of the CFPB Rule could have a substantial adverse impact on our results of operations. However, as of the date hereof, these provisions will not become effective before July 2019, at the earliest, and the CFPB Rule remains subject to potential override by disapproval under the Congressional Review Act. Moreover, after the current CFPB Director leaves office, his successor could suspend, delay, modify or withdraw the CFPB Rule. Further, we expect that important elements of the CFPB Rule will be subject to legal attack, including application of the penalty fee provisions to card payments (where issuing banks do not charge penalty fees on declined transactions). Thus, it is impossible to predict whether and when the CFPB Rule (and the penalty fee provisions) will go into effect and, if so, whether and how it (and they) might be modified. While we will make every effort to be in compliance with the new CFPB Rule by July 2019, we make no assurances that we will be fully compliant by the time the rule becomes effective. See “Regulatory Environment and Compliance—U.S. Regulations—U.S. Federal Regulations—CFPB Rule.”

Our industry is strictly regulated everywhere we operate, and these regulations could have an adverse effect on our business and results of operations.

We are subject to substantial regulation everywhere we operate. In the United States and Canada, our business is subject to a variety of statutes and regulations enacted by government entities at the federal, state or provincial, and municipal levels. In the United Kingdom, we are subject to statutes and regulations enacted by the U.K. government, as well as directly applicable European Union legislation. These regulations affect our business in many ways, and include regulations relating to:

•	the amount we may charge in interest rates and fees;

•	the terms of our loans (such as maximum and minimum durations), repayment requirements and limitations, number and frequency of loans, maximum loan amounts, renewals and extensions, required repayment plans and reporting and use of state-wide databases;

•	underwriting requirements;

•	collection and servicing activity, including initiation of payments from consumer accounts;

•	the establishment and operation of credit services organizations or credit access businesses, which we refer to as CSOs and CABs in this prospectus;

•	licensing, reporting and document retention;

•	unfair, deceptive and abusive acts and practices;

•	non-discrimination requirements;

•	disclosures, notices, advertising and marketing;

•	loans to members of the military and their dependents;

•	requirements governing electronic payments, transactions, signatures and disclosures;

•	check cashing;

•	money transmission;

•	currency and suspicious activity recording and reporting;

•	privacy and use of personally identifiable information and consumer data, including credit reports;

•	anti-money laundering and counter-terrorist financing requirements, including currency and suspicious transaction recording and reporting;

•	posting of fees and charges; and

•	repossession practices in certain jurisdictions where we operate as a title lender, including requirements regarding notices and prompt remittance of excess proceeds for the sale of repossessed automobiles.

We provide a more detailed description of the regulations to which we are subject and the regulatory environment in the jurisdictions in which we operate under “Regulatory Environment and Compliance” elsewhere in this prospectus.

These regulations affect our business in many ways, including affecting the loans and other products we can offer, the prices we can charge, the other terms of our loans and other products, the customers to whom we are allowed to lend, how we obtain our customers, how we communicate with our customers, how we pursue repayment of our loans, and many others. Consequently, these restrictions adversely affect our loan volume, revenues, delinquencies and other aspects of our business, including our results of operations.

If we fail to adhere to applicable laws and regulations, we could be subject to fines, civil penalties and other relief that could adversely affect our business and results of operations.

The governmental entities that regulate our business have the ability to sanction us and obtain redress for violations of these regulations, either directly or through civil actions, in a variety of different ways, including:

•	ordering remedial or corrective actions, including changes to compliance systems, product terms, and other business operations;

•	imposing fines or other monetary penalties, including for substantial amounts;

•	ordering the payment of restitution, damages or other amounts to customers, including multiples of the amounts charged;

•	disgorgement of revenue or profit from certain activities;

•	imposing cease and desist orders, including orders requiring affirmative relief, targeting specific business activities;

•	subjecting our operations to additional regulatory examinations during a remediation period;

•	changes to our U.K. business practices in response to the requirements of the Financial Conduct Authority;

•	revocation of licenses to operate in a particular jurisdiction;

•	ordering the closure of one or more stores; and

•	other consequences.

We provide a more detailed description of the potential consequences we face for non-compliance with laws and regulations under “Regulatory Environment and Compliance” elsewhere in this prospectus.

Many of the government entities that regulate us have the authority to examine us on a regular basis to determine whether we are complying with applicable laws and regulations and to identify and sanction non-compliance. In the United States, the Consumer Financial Protection Bureau, or CFPB, conducts examinations of our business, which include inspecting our books and records and inquiring about our business practices and policies, such as our marketing practices, loan application and origination practices, electronic payment practices, collection practices, and our supervision of our third-party service providers. The CFPB commenced its first examination of us in 2014 and issued its final report of examination in September 2015. The 2014 examination had no material impact on our financial condition or results of operations. The CFPB commenced its second examination of us in February 2017, and completed the related field work in June 2017. The scope of the 2017 examination included a review of our Compliance Management System, our customer account agreements and disclosures, our substantive compliance with applicable federal laws and certain select matters requiring attention. The CFPB completed the field work for this examination in June 2017 but has not yet provided us with its final report of examination. We cannot predict any potential impact until the CFPB provides us with its final report of examination, although we do not currently have any reason to expect any material impact of the examination on our results of operations or financial condition.

During 2017, it was determined that a limited universe of borrowers may have incurred bank overdraft or non-sufficient funds fees because of possible borrower confusion about certain electronic payments we initiated on their loans. As a result, we have decided to reimburse those fees through payments or credits against outstanding loan balances, subject to per-customer dollar limitations, upon receipt of (i) claims from potentially affected borrowers stating that they were in fact confused by our practices and (ii) bank statements from such borrowers showing they incurred these fees at a time that they might reasonably have been confused about our practices. Based on the terms of the reimbursement offer we are currently considering, we do not expect our financial cost under the offer to exceed $4 million. However, if we decide or are forced to modify the terms of the offer—for example, to eliminate or modify caps on per-borrower refunds or to make refunds to a larger universe of borrowers—the refund offer could have a greater impact than we currently anticipate.

We are subject to these types of examinations and audits on an ongoing basis from federal, state and provincial regulators. These examinations and audits increase the likelihood that any failure to comply (or perceived failure to comply) with applicable laws and regulations will be identified and sanctioned.

If we fail to comply with federal, state, provincial or local laws and regulations, or if supervisory or enforcement authorities believe we have failed to comply, we could suffer any of the actions listed above, including fines, penalties, consumer redress, disgorgement of profits, adverse changes to our business and being forced to cease operations in applicable jurisdictions. Any of these could have a material adverse effect on our business and results of operations. Our compliance with applicable laws and regulations could also be challenged in class action lawsuits that could adversely affect our business and results of operations.

In addition to the anticipated refund offer, at least in part to meet CFPB expectations, we have made in recent years, and are continuing to make, certain enhancements to our compliance procedures and consumer disclosures. For example, we are in the process of evaluating our payment practices. Even in advance of the effective date of the CFPB Rule (and even if the CFPB Rule does not become effective), it is possible that we will make changes to these practices in a manner that will increase costs and/or reduce revenues.

The regulations to which we are subject change from time to time, and future changes, including some that have been proposed, could restrict us in ways that adversely affect our business and results of operations.

The laws and regulations to which we are subject change from time to time, and there has been a general increase in the volume and burden of laws and regulations that apply to us in the jurisdictions in which we operate, at the federal, state, provincial and municipal levels. We describe certain proposed laws and regulations that could apply to our business in greater detail under “Regulatory Environment and Compliance” elsewhere in this prospectus.

At the U.S. federal level for example, in 2017 the CFPB adopted the CFPB Rule and a final rule prohibiting the use of mandatory arbitration clauses with class action waivers in consumer financial services contracts, or the CFPB Anti-Arbitration Rule. Additionally, it has announced tentative plans to propose rules affecting debt collection, debt accuracy and verification. Also, during the past few years, legislation, ballot initiatives and regulations have been proposed or adopted in various states that would prohibit or severely restrict our short-term consumer lending. We, along with others in the short-term consumer loan industry, intend to continue to inform and educate federal, state and local legislators and regulators and to oppose legislative or regulatory actions and ballot initiatives that would prohibit or severely restrict short-term consumer loans. Nevertheless, if changes in law with that effect were taken nationwide or in states in which we have a significant number of stores, such changes could have a material adverse effect on our loan-related activities and revenues.

In Canada, most of the provinces have proposed or enacted legislation or regulations that limit the amount that lenders offering single-pay loans may charge or that limit certain business practices of single-pay lenders. Some provinces have also proposed or enacted legislation or regulations that impose a higher regulatory burden on installment loans or open-end loans that are determined to be “high cost.” In the United Kingdom, Parliament and the applicable regulatory bodies have been expanding laws and regulations applicable to our industry, including proposals that would expand rules of conduct and similar duties of responsibility to certain senior managers and other employees of our businesses and that could change the price cap applicable to certain consumer loans, including the scope of loans subject to the cap. There are also forthcoming regulatory changes due to come into force in 2017 and 2018 relating to the implementation of new EU data protection and anti-money laundering laws in the United Kingdom, to replace or supplement U.K. legislation in these areas. Compliance with the new regulations is expected to be more onerous than the existing regime.

We expect that the interest in increasing the regulation of our industry will continue. It is possible that the laws and regulations currently proposed, or other future laws and regulations, will be enacted and will adversely affect our pricing, product mix, compliance costs, or other business activities in a way that is detrimental to our results of operations.

Existing or new local regulation of our industry could adversely affect our business and results of operations.

In recent years, a number of local laws have been passed by municipalities that regulate aspects of our business. For example, a number of municipalities have sought to use zoning and occupancy regulations to limit consumer lending storefronts. If additional local laws are passed that affect our business, this could materially restrict our business operations, increase our compliance costs or exacerbate the risks associated with the complexity of our regulatory environment.

Approximately 45 different Texas municipalities have enacted ordinances that regulate aspects of products offered under our credit access business or CAB programs, including loan sizes and repayment terms. The Texas ordinances have forced us to make substantial changes to the loan products we offer and have resulted in litigation initiated by the City of Austin challenging the terms of our modified loan products. We believe that: (i) the Austin ordinance (like its counterparts elsewhere in the state) conflicts with Texas state law and (ii) our product in any event complies with the ordinance, when it is properly construed. An Austin trial court agreed with our position that the ordinance conflicts with Texas law and, accordingly, did not address our second argument. In August 2017, an Austin appellate court reversed this decision and remanded the case to the trial court for further proceedings consistent with its opinion (including, presumably, a decision on our second argument). However, in October 2017 we appealed this appellate decision. Accordingly, we will not have a final determination of the lawfulness of our CAB program under the Austin ordinance (and similar ordinances in other Texas cities) for some time. A final adverse decision could potentially result in material monetary liability in Austin and elsewhere and would force us to restructure the loans we arrange in Texas.

The regulatory environment in which we operate is very complex, which increases our costs of compliance and the risk that we may fail to comply in ways that adversely affect our business.

The regulatory environment in which we operate is very complex, with applicable regulations being enacted by multiple agencies at each level of government. Accordingly, our regulatory requirements, and consequently, the actions we must take to comply with regulations, vary considerably among the many jurisdictions where we operate. Managing this complex regulatory environment is difficult and requires considerable compliance efforts. It is costly to operate in this environment, and it is possible that our costs of compliance will increase materially over time. This complexity also increases the risks that we will fail to comply with regulations in a way that could have a material adverse effect on our business and results of operations.

A new CFPB rule may prevent us from continuing to use arbitration provisions with class action waivers in loan documents executed on or after March 19, 2018. Even if it does not, judicial decisions or amendments to the Federal Arbitration Act could render our arbitration agreements unenforceable.

We include pre-dispute arbitration provisions in our loan agreements. These provisions are designed to allow us to resolve any customer disputes through individual arbitration rather than in court. Our arbitration provisions explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Thus, our arbitration agreements, if enforced, have the effect of shielding us from class action liability.

In July 2017, the CFPB issued the CFPB Anti-Arbitration Rule, which prohibits the use of mandatory arbitration clauses with class action waivers in agreements for consumer financial services products. The rule applies on a prospective basis to agreements entered into on or after March 19, 2018 and will have no effect on agreements in force prior to that date. The Anti-Arbitration Rule remains subject to possible Congressional override by disapproval pursuant to the Congressional Review Act, passage of the pending Financial CHOICE Act of 2017 and possible invalidation in legal challenges by trade groups or other private parties. We do not know whether Congress will allow this rule to stand or whether any private legal challenges will be successful. If and when the rule becomes fully effective, it will, among other things, subject us to the risk of class actions in the United States.

Even if the CFPB Anti-Arbitration Rule does not become effective, our use of pre-dispute arbitration provisions will remain dependent on whether courts continue to enforce these provisions. We take the position that the Federal Arbitration Act, or the FAA, requires that arbitration agreements containing class action waivers of the type we use be enforced in accordance with their terms. In the past, a number of courts, including the

California and Nevada Supreme Courts, have concluded that arbitration agreements with class action waivers are “unconscionable” and hence unenforceable, particularly where a small dollar amount is in controversy on an individual basis. However, in April 2011, the U.S. Supreme Court in a 5-4 decision in AT&T Mobility v. Concepcion held that the FAA preempts state laws that would otherwise invalidate consumer arbitration agreements with class action waivers. Our arbitration agreements differ in some respects from the agreement at issue in Concepcion, and some courts have continued since Concepcion to find reasons to find arbitration agreements unenforceable. Thus, it is possible that one or more courts could use the differences between our arbitration agreements and the agreement at issue in Concepcion as a basis for a refusal to enforce our arbitration agreements, particularly if such courts are hostile to our kind of lending or to pre-dispute mandatory consumer arbitration agreements. Further, it is possible that a change in composition at the U.S. Supreme Court, including the replacement of Justice Scalia by Justice Gorsuch, could result in a change in the U.S. Supreme Court’s treatment of arbitration agreements under the FAA.

Additionally, Congress has considered legislation that would amend the FAA to generally limit or prohibit mandatory pre-dispute arbitration in consumer contracts, and it has adopted such prohibitions with respect to certain mortgage loans and certain consumer loans to members of the military on active duty and their dependents. We cannot predict whether Congress will pass legislation at any time to amend the FAA.

The occurrence of any above stated events—the CFPB final rule becoming effective, courts finding arbitration agreements with class action waivers to be unenforceable, the Supreme Court changing its treatment of arbitration agreements under the FAA and/or Congress amending the FAA to limit or prohibit the use of pre-dispute arbitration provisions—could lead to our arbitration clauses being unavailable or unenforceable. This, in turn could increase our costs to litigate and settle customer disputes and leave us exposed to potentially damaging class action lawsuits, each of which could have a material adverse effect on our business and results of operations.

Current and future legal, class action and administrative proceedings directed towards our industry or us may have a material adverse impact on our results of operations, cash flows and financial condition.

We have been the subject of administrative proceedings and lawsuits in the past, and may be involved in future proceedings, lawsuits or other claims. Other companies in our industry have also been subject to regulatory proceedings, class action lawsuits and other litigation regarding the offering of consumer loans. We could be adversely affected by interpretations of state, federal, foreign and provincial laws in those legal and regulatory proceedings, even if we are not a party to those proceedings. We anticipate that lawsuits and enforcement proceedings involving our industry, and potentially involving us, will continue to be brought in the future.

We may incur significant expenses associated with the defense or settlement of current or future lawsuits, the potential exposure for which is uncertain. The adverse resolution of legal or regulatory proceedings, whether by judgment or settlement, could force us to refund fees and interest collected, refund the principal amount of advances, pay damages or other monetary penalties or modify or terminate our operations in particular local, state, provincial or federal jurisdictions. The defense of such legal proceedings, even if successful, requires significant time and attention from our senior officers and other management personnel that would otherwise be spent on other aspects of our business, and requires the expenditure of substantial amounts for legal fees and other related costs. Settlement of proceedings may also result in significant cash payouts, foregoing future revenues and modifications to our operations. Additionally, an adverse judgment or settlement in a lawsuit or regulatory proceeding could in certain circumstances provide a basis for the termination, non-renewal, suspension or denial of a license required for us to do business in a particular jurisdiction (or multiple jurisdictions). A sufficiently serious violation of law in one jurisdiction or with respect to one product could have adverse licensing consequences in other jurisdictions and/or with respect to other products. Thus, legal and enforcement proceedings could have a material adverse effect on our business, future results of operations, financial condition and our ability to service our debt obligations.

Public perception of our business and products as being predatory or abusive could negatively affect our business, results of operations and financial condition.

Certain consumer advocacy groups, politicians, government officials and media organizations promote the view that short-term single-payment loans and other alternative financial services like those we offer are predatory or abusive toward consumers. Widespread adoption of this opinion could potentially have negative consequences for our business, including lawsuits, adverse legislative or regulatory changes, difficulty attracting and retaining qualified employees, decreased demand for our products and services and reluctance or refusal of other parties, such as banks or other electronic payment processors, to transact business with us. These consequences could have a material adverse impact on our business and results of operations.

Material modifications of U.S. laws and regulations and existing trade agreements by the new U.S. presidential administration could adversely affect our business, financial condition and results of operations.

The new U.S. presidential administration may initiate significant changes in U.S. laws and regulations and existing international trade agreements, including the North American Free Trade Agreement, and these changes could affect a wide variety of industries and businesses, including those businesses we own and operate. It remains unclear what the new U.S. presidential administration will do, if anything, with respect to existing laws, regulations or trade agreements. If the new presidential administration materially modifies U.S. laws and regulations and international trade agreements this could adversely affect our business and results of operations.

Risks Relating to Our Business

Our substantial indebtedness could adversely affect our business, results of operations and financial condition.

As of June 30, 2017, we had approximately $551.8 million of total debt outstanding. Our high level of indebtedness could have significant effects on our business, including the following:

•	it may be more difficult for us to satisfy our financial obligations;

•	our ability to obtain additional financing for working capital, capital expenditures, strategic acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest on our debt, which reduces funds available to use for operations, invest in our business, pay dividends to our shareholders and use for other purposes;

•	we could be at a competitive disadvantage compared to those of our competitors that may have proportionately less debt;

•	the terms of our debt restricts our ability to pay dividends; and

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited.

For instance, as described above, if future changes in regulations affecting our products or services are enacted, they could adversely impact current product offerings or alter the economic performance of our existing products and services. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

If our cash flows and capital resources are insufficient to fund our debt service obligations, or if we confront regulatory uncertainty in our industry or challenges in debt capital markets, we may not be able to refinance our indebtedness prior to maturity on favorable terms, or at all. In addition, prevailing interest rates or other factors at the time of refinancing could increase our interest or other debt capital expense. A refinancing of our indebtedness could also require us to comply with more onerous covenants and restrictions on our business operations. If we are unable to refinance our indebtedness prior to maturity we will be required to pursue alternative measures that could include restructuring our current indebtedness, selling all or a portion of our business or assets, seeking additional capital, reducing or delaying capital expenditures or taking other steps to address obligations under the terms of our indebtedness.

Because we depend in large part on third-party lenders to provide the cash needed to fund our loans, an inability to affordably access third-party financing could adversely affect our business.

Our principal sources of liquidity to fund the loans we make to our customers are cash provided by operations, funds from third-party lenders under our CSO programs and our Non-Recourse U.S. SPV Facility, which finances the origination of eligible U.S. Unsecured and Secured Installment Loans. However, we cannot guarantee we will be able to secure additional operating capital from third-party lenders or refinance our existing revolving credit facilities on reasonable terms or at all. As the volume of loans that we make to customers increases, or if provision for losses or expenses rise due to various factors, we may have to expand our borrowing capacity on our existing Non-Recourse U.S. SPV Facility (as discussed below) or add new sources of capital. The availability of these financing sources depends on many factors, some of which lie outside of our control. In the event of a sudden or unexpected shortage of funds in the banking system or capital markets, we may not be able to maintain necessary levels of funding without incurring high funding costs, suffering a reduction in the term of funding instruments or having to liquidate certain assets. If our cost of borrowing increases or we are unable to arrange new or alternative methods of financing on favorable terms, we may have to curtail our origination of loans, which could adversely affect our business and results of operations.

We may be unable to protect our proprietary technology and analytics or keep up with that of our competitors.

The success of our business depends to a significant degree upon the protection of our proprietary technology, including our proprietary credit and fraud scoring models, which we use for pricing loans. We seek to protect our intellectual property with non-disclosure agreements we sign with third parties and employees and through standard measures to protect trade secrets. We also implement cybersecurity policies and procedures to prevent unauthorized access to our systems and technology. However, we may be unable to deter misappropriation of our proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Our employees, including those working on our Curo Platform, have not been required to execute agreements assigning us proprietary rights to technology developed in the scope of their employment, although we intend to have employees sign such agreements in the future. Additionally, while we currently have a number of registered trademarks and pending applications for trademark registration, we do not own any patents or copyrights with respect to our intellectual property.

If competitors learn our trade secrets (especially with regard to our marketing and risk management capabilities), others attempt to acquire patent protection of algorithms similar to ours, or our employees attempt to make commercial use of the technology they develop for us, it could be difficult to successfully prosecute to recover damages. Additionally, a third-party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third-party or employee for infringement of our intellectual property could be costly, and there can be no guarantee that any such efforts would be successful. If we are unable to protect our software and other proprietary intellectual property rights, or to develop technologies that are as adaptive to changing consumer trends or appealing to consumers as the technologies of our competitors, we could face a disadvantage relative to our competitors.

Any disruption in the availability of our information technology systems could adversely affect our business operations.

We rely heavily upon our Curo Platform in almost every aspect of our business, including to process customer transactions, provide customer service, determine loan amounts, manage collections, account for our business activities, support regulatory compliance and to generate the reporting used by management for analytical, loss management and decision-making purposes. Our store and online platform is part of an integrated data network designed to manage cash levels, facilitate underwriting decisions, reconcile cash balances and report revenue and expense transaction data. Our Curo Platform could be disrupted and become unavailable due to a number of factors, including power outages, a failure of one or more of our information technology, telecommunications or other systems, and cyber-attacks on or sustained disruptions of these systems. Our back-up systems and security measures could fail to prevent a disruption in the availability of our information technology systems. A disruption in our Curo platform could prevent us from performing fundamental aspects of our business, including loan underwriting, customer service, payments and collections, internal reporting, and regulatory compliance.

If we do not effectively price the credit risk of our prospective or existing customers, our operating results and financial condition could be materially and adversely impacted.

Our business has much higher rates of charge-offs than traditional lenders. Accordingly, we must price our loan products to take into account the credit risks of our customers. In deciding whether to extend credit to prospective customers and the terms on which to provide that credit, including the price, we rely heavily on the credit models in our proprietary Curo Platform. These models take into account, among other things, information from customers, third parties and an internal database of loan records gathered through monitoring the performance of our customers over time. Any failure of our Curo Platform to effectively price credit risk could lead to higher-than-anticipated customer defaults, which could lead to higher charge-offs and losses for us, or overpricing, which could lead us to lose customers. Our models could become less effective over time, receive inaccurate information or otherwise fail to accurately estimate customer losses in certain circumstances. If we are unable to maintain and improve the credit models in our proprietary Curo Platform, or if they do not perform up to target standards, they may fail to adequately predict the creditworthiness of customers or to assess prospective customers’ financial ability to repay their loans. This could further hinder our growth and have an adverse effect on our business and results of operations.

If the information provided by customers or third parties to us is inaccurate, we may misjudge a customer’s qualification to receive a loan, and our operating results may be harmed.

Our lending decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, our scoring may not accurately reflect the associated risk. In addition, data provided by third-party sources is a significant component of our scoring of loan applications and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and operating results.

In addition, we use identity and fraud check analyzing data provided by external databases to authenticate each customer’s identity. There is a risk, however, that these checks could fail, and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, operating results and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation and require us to take steps to reduce fraud risk, which could increase our costs.

Improper disclosure of customer personal data, including by means of a cyber-attack, could result in liability and harm our reputation. Cybersecurity risks and security breaches, in general, could result in increasing costs in an effort to minimize those risks and to respond to cyber incidents.

We store and process large amounts of personally identifiable information, consisting primarily of sensitive customer information. We believe that we maintain adequate policies and procedures, including anti-virus and malware software and access controls, and use appropriate safeguards to protect against attacks. It is possible that our security controls over personal data, our training of employees and other practices we follow may not prevent the improper disclosure of personally identifiable information. Such disclosure could harm our reputation and subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue.

In addition, we are subject to cybersecurity risks and security breaches, which could result in the unauthorized disclosure or appropriation of customer data. To date none of these actual or attempted cyber-attacks has had a material effect on our operations or financial condition. However, we may not be able to anticipate or implement effective preventive measures against these types of security breaches, especially because the techniques change frequently or are not recognized until launched. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Actual or anticipated attacks and risks may cause us to incur increasing expenses, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. It is also possible that our protective measures would fail prevent a cyber-attack and the resulting disclosure or appropriation of customer data. A significant data breach could harm our reputation, diminish our customer confidence and subject us to significant legal claims, any of which may contribute to a loss of customers and have a material adverse effect on us.

In addition, federal and some state regulators are considering promulgating rules and standards to address cybersecurity risks and many U.S. states have already enacted laws requiring companies to notify individuals of data security breaches involving their personal data. In the United Kingdom, U.K. businesses are presently subject to the Data Protection Act, which requires that appropriate technical and organizational measures shall be taken against unauthorized or unlawful processing of personal data and against accidental loss or destruction of, or damage to, personal data. As a result of its membership of the EU, U.K. businesses are subject to directly applicable European Regulation in respect of personal data, U.K. businesses will be required to comply with new obligations from May 25, 2018, which will impose greater responsibility in respect of personal data, and the U.K. government have indicated that they are to enact direct U.K. laws applicable after Brexit to similar effect, which will require companies to notify individuals of most data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and may lead to widespread negative publicity, which may cause customers to lose confidence in the effectiveness of our data security measures.

The failure of third parties who provide products, services or support to us could disrupt our operations or result in a loss of revenue.

Some of our lending activity depends in part on support we receive from unaffiliated third parties. This includes third-party lenders who make loans to our customers under our CSO programs as well as other third-parties that provide services to facilitate lending, loan underwriting and payment processing in our online lending consumer loan channels. The loss of our relationship with any of these third-parties and an inability to replace them or the failure of these third parties to maintain quality and consistency in their programs or services or to have the ability to provide their products and services, could cause us to lose customers and substantially decrease the revenue and earnings of our business. Our revenue and earnings could also be adversely affected if any of those third-party providers make material changes to the products or services that we rely on. We also use third parties to support and maintain certain of our communication systems and information systems. If a third-party provider fails to provide its products or services, makes material changes to such products and services, does not maintain its quality and consistency or fails to have the ability to provide its products and services, our operations could be disrupted.

In Texas and Ohio, we rely on third-party lenders to conduct business.

In Texas and Ohio we operate as a CSO, also known as a credit services organization, or a credit access business, also known as a CAB, arranging for unrelated third-parties to make loans to our customers. During 2016, our CSO programs in Texas and Ohio generated revenues of $205.7 million and $9.2 million, respectively. During the six months ended June 30, 2017, our CSO programs in Texas and Ohio generated revenues of $107.5 million and $7.0 million, respectively. There are a limited number of third-party lenders that make these types of loans and there is significant demand and competition for the business of these companies. These third parties rely on borrowed funds in order to make consumer loans. If these third-parties lose their ability to make loans or become unwilling to make loans to us and we are unable to find another third-party lender, we would be unable to continue offering loans in Texas and Ohio as a CSO, which would prevent us from receiving revenue from these activities. This would adversely affect our revenue and results of operations.

Our core operations are dependent upon maintaining relationships with banks and other third-party electronic payment solutions providers. Any inability to manage cash movements through the banking system or the Automated Clearing House, or ACH, system would materially impact our business.

We maintain relationships with commercial banks and third-party payment processors. These entities provide a variety of treasury management services including providing depository accounts, transaction processing, merchant card processing, cash management, and ACH processing. We rely on commercial banks to receive and clear deposits, provide cash for our store locations, perform wire transfers and ACH transactions and process debit card transactions. We rely on the ACH system to deposit loan proceeds into customer bank accounts and to electronically withdraw authorized payments from those accounts. It has been reported that the U.S. Department of Justice and the Federal Deposit Insurance Corporation, as well as other federal regulators, have taken or threatened actions, commonly referred to as “Operation Choke Point,” intended to discourage banks and other financial services providers from providing access to banking and third-party payment processing services to lenders in our industry. We can give no assurances that actions akin to Operation Choke Point will not intensify or resume, or that the effect of such actions against banks and/or third-party payment processors will not pose a future threat to our ability to maintain relationships with commercial banks and third-party payment processors. The failure or inability of retail banks and/or third-party payment providers to continue to provide services to us could adversely affect our operations if we are unable or unsuccessful in replacing those providers with comparable service providers.

Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to employee and third-party theft and errors. We also may be subject to liability as a result of crimes at our stores.

Our business requires us to maintain a significant supply of cash in each of our stores. As a result, we are subject to the risk of cash shortages resulting from theft and errors by employees and third-parties. Although we have implemented various programs in an effort to reduce these risks, maintain insurance coverage for theft and utilize various security measures at our facilities, it is possible that employee and third-party theft and errors will occur in material amounts. Cash shortages from employee and third-party theft and errors were $0.2 million (0.04% of consolidated revenue) and $0.2 million (0.04% of consolidated revenue) in the six months ended June 30, 2017 and 2016, respectively. The extent of our cash shortages could increase as we expand the nature and scope of our products and services. Although we have experienced break-ins by third parties at our stores in the past, none of these has had, either individually or in the aggregate, a material adverse impact on our operations. Going forward, theft and errors could lead to cash shortages and could adversely affect our business, prospects, results of operations and financial condition. It is also possible that violent crimes such as armed robberies may be committed at our stores. We could experience liability or adverse publicity arising from such crimes. For example, we may be liable if an employee, customer or bystander suffers bodily injury or other harm. Any such event may have a material adverse effect on our business, prospects, results of operations and financial condition.

If our allowance for loan losses is not adequate to absorb our actual losses, our results of operations and financial condition may be adversely affected.

We face the risk that our customers will fail to repay their loans in full. We maintain an allowance for loan losses for estimated probable losses on company-funded loans and loans in default. See Note 1 “Summary of Significant Accounting Policies and Nature of Operations” of our Notes to Consolidated Financial Statements included elsewhere in this prospectus for factors considered by management in estimating the allowance for loan losses. We also maintain a credit services guarantee liability for estimated probable losses on loans funded by unrelated third-party lenders under our CSO programs, but for which we are responsible. As of June 30, 2017, the sum of our aggregate reserve and allowance for losses on loans not in default (including loans funded by unrelated third-party lenders under our CSO programs) was $86.0 million. This reserve, however, is an estimate. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, our allowance for loan losses may not be comparable to that of traditional banks subject to regulatory oversight or sufficient to cover actual losses. If actual losses are greater than our reserve and allowance, our results of operations and financial condition could be adversely affected.

Adverse economic conditions could cause demand for our loan products to decline or make it more difficult for our customers to make payments on our loans and increase our default rates.

We derive the majority of our revenue from consumer lending. Factors that may influence demand for our products and services include macroeconomic conditions, such as employment, personal income and consumer sentiment. Our underwriting standards require, among other things, our customers to have a steady source of income as a prerequisite for making a loan. Therefore, if unemployment increases among our customer base, the number of loans we originate will likely decline and the number of loan defaults could increase. Additionally, if consumers become more pessimistic regarding the outlook for the economy and therefore spend less and save more, demand for consumer loans in general may decline. Accordingly, poor economic conditions could adversely affect our business and results of operations.

If negative assertions regarding businesses like ours become widespread, they could reduce demand for our loan products.

Negative press coverage and efforts of special interest groups to persuade customers that the consumer loans and other alternative financial services provided by us are predatory and abusive could also negatively affect demand for our products and services. If consumers accept this negative characterization of our business or our products on a widespread basis, demand for our loans could significantly decline, which would negatively affect our revenues and results of operations. Should we fail to adapt to significant changes in our customers’ demand for our products or services, our revenues could decrease significantly and our results of operations could be harmed. Even if we do make changes to existing products or services or introduce new products or services to fulfill changing customer demands, our customers may resist or reject such products or services.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we fail to prudently manage our growth. Failure to grow the business and generate estimated future levels of cash flow could inhibit our ability to service our debt obligations. Our expansion strategy, which contemplates disciplined growth in Canada, the United States and the United Kingdom, increasing the market share of our online operations, selectively expanding our offering of installment loans and potential expansion in other international markets, is subject to significant risks. The profitability of our current operations and any future growth is dependent upon a number of factors, including the ability to obtain and maintain financing to support these opportunities, the ability to hire, train and retain an adequate number of qualified employees, the ability to obtain and maintain any required regulatory permits and licenses and other factors, some of which are beyond our control, such as the continuation of favorable regulatory and legislative environments. Imprudent or poor investments could drain our capital resources and negatively impact our liquidity. As a result, the profitability of our current operations could suffer if our growth strategy is not successfully implemented.

The failure to successfully integrate newly acquired businesses into our operations could negatively impact our profitability.

From time to time, we may consider opportunities to acquire other products or technologies that may enhance our product platform or technology, expand the breadth of our markets or customer base, or advance our business strategies. The success of the acquisitions we have completed, as well as future acquisitions is, and will continue to be, dependent upon our ability to effectively integrate the management, operations and technology of acquired businesses into our existing management, operations and technology platforms. Integration can be complex, expensive and time-consuming. The failure to successfully integrate acquired businesses into our organization in a timely and cost-effective manner could materially adversely affect our business, prospects, results of operations and financial condition. It is also possible that the integration process could result in the loss of key employees, the disruption of ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third-parties or our ability to achieve the anticipated benefits of such acquisitions and could harm our financial performance. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Additionally, an additional risk inherent in any acquisition is that we fail to realize a positive return on our investment.

Indemnifications associated with assumed liabilities of acquired entities may be insufficient to cover our exposures to litigation and settlement costs.

In 2011, we completed the acquisition of Cash Money Group, Inc., or Cash Money. While the agreement governing our Cash Money acquisition provides us with limited indemnification for litigation and settlement costs for activities related to Cash Money’s operations prior to the acquisition of Cash Money, our recourse with respect to those matters is limited to set-off against a C$7.5 million escrow note. Through June 30, 2017, we have set off approximately C$0.3 million of class action settlement costs and related expenses, and C$4.2 million of tax indemnification amounts against the escrow note. The balance of this escrow note is included in the Consolidated Balance Sheets as Subordinated Shareholder Debt.

In August 2012, we completed the acquisition of The Money Store, L.P., which operated under the name The Money Box® Check Cashing, or The Money Box. The Money Box acquisition agreement provides us with limited indemnification for certain matters related to The Money Box’s operations prior to the date of the acquisition of The Money Box; however, our recovery is limited in most cases to an aggregate amount of $2.4 million and our ability to make claims is subject to certain time limitations. To date, no indemnification payments have been made or claimed under The Money Box acquisition agreement.

In 2013, we completed the acquisition of Wage Day Advance Limited, or Wage Day. The Wage Day acquisition agreement provides us with limited indemnification for certain matters related to Wage Day’s operations prior to the date of the Wage Day acquisition. To date, no indemnification payments or claims have been made under this provision.

These indemnifications provide us with only limited recourse against the sellers of these businesses in the event we incur substantial costs in connection with actions occurring prior to our acquisition of the businesses. The agreements limit the amount we can recover, limit the causes of action for which we can pursue recovery, and place other restrictions on our ability to recover for such losses. Accordingly, if we incur substantial costs for issues arising prior to our acquisitions of these businesses, our financial position and results of operations may be adversely affected.

If we lose key management or are unable to attract and retain the talent required to operate and grow our business or if we are required to substantially increase our labor costs to attract and retain qualified employees, our business and results of operations could be adversely affected.

Our continued growth and future success will depend on our ability to retain the members of our senior management team, who possess valuable knowledge of, and experience with, the legal and regulatory environment of our industry, who have experience operating in our international markets and who have been instrumental in developing our strategic plans and procuring capital to enable the pursuit of those plans. The loss of the services of one or more members of senior management and our inability to attract new skilled management could harm our business and future development. We do not maintain any key man insurance policies with respect to any senior management or employees.

Labor costs represent a significant portion of our total expenses. If we are required to substantially increase our labor costs in order to attract or retain a sufficient number of qualified employees for our current operations, we may not be able to operate our business in a cost-effective manner. We also believe having experienced employees and staff continuity in our stores is an important contributor to the success of our business. If we were unable to retain our experienced managers and staff, it could adversely affect our customer service and our loan volume could suffer.

Goodwill comprises a significant portion of our total assets. We assess goodwill for impairment at least annually, which could result in a material, non-cash write-down, which would have a material adverse effect on our results of operations and financial condition.

The carrying value of our goodwill was $143.8 million, or approximately 19.5% of our total assets, as of June 30, 2017. We assess goodwill for impairment on an annual basis at a reporting unit level. Goodwill is assessed between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. During the third quarter of 2015, due to the decline in our overall financial performance in the United Kingdom, we determined that a triggering event had occurred requiring an impairment evaluation of our goodwill and other intangible assets in the United Kingdom. As a result, during the third quarter of 2015, we recorded non-cash impairment charges of $2.9 million, which comprised a $1.8 million charge related to the Wage Day trade name, a $0.2 million charge related to the customer relationships acquired as part of the Wage Day acquisition, and a $0.9 million non-cash goodwill impairment charge in our United Kingdom reporting segment.

Our impairment reviews require extensive use of accounting judgment and financial estimates. Application of alternative assumptions and definitions, such as reviewing goodwill for impairment at a different organizational level, could produce significantly different results. We may be required to recognize impairment of goodwill based on future events or circumstances which could include a significant change in the business climate, a change in strategic direction, legal factors, operating performance indicators, a change in the competitive environment, the sale or disposition of a significant portion of a reporting unit, or future economic factors such as unfavorable changes in the estimated future discounted cash flows of our reporting units. Impairment of goodwill could result in material charges that could, in the future, result in a material, non-cash write-down of goodwill, which could have an adverse effect on our results of operations and financial condition.

Due to the current economic environment and the uncertainties regarding the impact that future economic consequences will have on our reporting units, there can be no assurance that our estimates and assumptions made for purposes of our annual goodwill impairment test will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenues or margins for certain of our reporting units are not achieved, we may be required to record goodwill impairment losses in future periods. It is not possible at this time to determine if any such future impairment will occur, and if it does occur, whether such charge would be material.

Our lending business is somewhat seasonal, which causes our revenues to fluctuate and may adversely affect our ability to service our debt obligations.

Our U.S. lending business typically experiences reduced demand in the first quarter as a result of our customers’ receipt of tax refund checks. Demand for our U.S. lending services is generally greatest during the fourth quarter. This seasonality requires us to manage our cash flows over the course of the year. If a governmental authority were to pursue economic stimulus actions or issue additional tax refunds or tax credits at other times during the year, such actions could have a material adverse effect on our business, prospects, results of operations and financial condition during those periods.

Our lending businesses in Canada and the United Kingdom are somewhat seasonal, although to a lesser extent than our U.S. lending business. We typically experience our highest demand in Canada in the third and fourth calendar quarters with lower demand in the first quarter; however, the reduction in volume relating to tax refunds is not as prevalent as in the United States. If our consolidated revenues were to fall substantially below what we would normally expect during certain periods, our annual financial results and our ability to service our debt obligations could be adversely affected.

Adverse real estate market conditions or zoning restrictions may result in increased operating costs or a reduction in new store development, which could impact our profitability and growth plans.

We lease all of our store locations. An increase in lease costs, property taxes or maintenance costs for lease renewals or new store locations could result in increased operating costs for these locations, thereby negatively impacting the stores’ operating margins.

A recent trend among some municipalities in the United States and in Canada has been to enact zoning restrictions in certain markets. These zoning restrictions may limit the number of payday lending stores that can operate in an area or require certain distance requirements between competitors, residential areas or highways. These restrictions may make it more difficult to find suitable location for future expansion, thereby negatively impacting our growth plans.

Failure to keep up with the rapid changes in e-commerce and the uses and regulation of the Internet could harm our business.

The business of providing products and services such as ours over the Internet is dynamic and relatively new. We must keep pace with rapid technological change, consumer use habits, Internet security risks, risks of system failure or inadequacy and governmental regulation and taxation, and each of these factors could adversely impact our business. In addition, concerns about fraud, computer security and privacy and/or other problems may discourage additional consumers from adopting or continuing to use the Internet as a medium of commerce. In countries such as the United States and the United Kingdom, where e-commerce generally has been available for some time and the level of market penetration of our online financial services is relatively high, acquiring new customers for our services may be more difficult and costly than it has been in the past. In order to expand our customer base, we must appeal to and acquire consumers who historically have used traditional means of commerce to conduct their financial services transactions. If these consumers prove to be less profitable than our previous customers, and we are unable to gain efficiencies in our operating costs, including our cost of acquiring new customers, our business could be adversely impacted.

Competition in the financial services industry could cause us to lose market share and revenues.

The industry in which we operate is highly fragmented. While we believe the market for U.S. storefronts is mature, it is likely that competition for market share will intensify. We believe the Canadian market is less saturated, but still experiences significant competition by both large, well-financed operators as well as significant numbers of smaller competitors. We believe that online lending in the United Kingdom is more widely accepted among consumers than in either the United States or in Canada, and that customers are more likely to transact business via the internet and using mobile phones. Across all geographies, we see a growing number of sophisticated online-based lenders. Increased competition in any of the geographies in which we operate could lead to consolidation in our industry. If our competitors get stronger through consolidation, and we are unable to identify attractive consolidation opportunities, we could be at a competitive disadvantage and could experience declining market share and revenue. If these events materialize, they could negatively affect our ability to generate sufficient cash flow to fund our operations and service our debt obligations.

In addition to increasing competition among companies that offer traditional consumer loan products, there is a risk of losing market share to new market entrants. Increased competition from secured title loan lenders, pawn lenders and unsecured installment loan lenders could also adversely affect our revenues.

Our growth strategy calls for opening additional stores in the United States and Canada, and to expand our online presence in each of those geographies. If our competitors aggressively pursue store expansion, competition for store sites could result in our failing to open our planned number of stores, or increase our costs to secure additional sites, both of which could result in slower growth and diminished operating performance. Increased competition in our online business could result in higher advertising and marketing costs to attract and retain customers, leading to lower margins.

The international scope of our operations leads to increased cost and complexity, which could negatively impact our operations.

The international nature of our operations has increased the complexity of managing our business. This has led to enhanced administrative burdens related to regulatory compliance, tax compliance, labor controls and other federal, state, provincial and local requirements. Additional resources, both internal and external, have been added to comply with these increasing requirements, resulting in an increase in our corporate costs. In addition, it remains to be seen what impact the recent vote by the United Kingdom to leave the European Union will have on the U.K. economy and our U.K. operations. Future changes to laws or regulations may result in further cost increases, thereby negatively impacting our profitability.

Our operations could be subject to natural disasters and other business disruptions, which could adversely impact our future revenue and financial condition and increase our costs and expenses.

Our services and operations are vulnerable to damage or interruption from tornadoes, hurricanes, earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors and similar events. A significant natural disaster, such as a tornado, hurricane, earthquake, fire or flood, could have a material adverse impact on our ability to conduct business, and our insurance coverage may be insufficient to compensate for losses that may occur. Acts of terrorism, war, civil unrest, violence or human error could cause disruptions to our business or the economy as a whole. Any of these events could cause consumer confidence to decrease, which could result in a decreased number of loans being made to customers.

We rely on trademark protection to distinguish our products from the products of our competitors.

We rely on trademark protection to distinguish our products from the products of our competitors. We have registered various trademarks, including “The Money Box,” “Speedy Cash®,” “OPT+SM” and “Rapid Cash,” in the United States and/or Canada, and are in the process of registering other trademarks in those jurisdictions. We have not registered any trademarks in the United Kingdom. For trademarks we use that are not registered, and as permitted by applicable local law, we rely on common law trademark protection. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks, and may be able to use our trademarks in jurisdictions where they are not registered or otherwise protected by law. If our trademarks are successfully challenged or if a third party is using confusingly similar or identical trademarks in particular jurisdictions before we do, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. If others are able to use our trademarks, our ability to distinguish our products may be impaired, which could adversely affect our business.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other financial technology companies, including our competitors or potential competitors, and we may hire employees in the future that are so employed. We could in the future be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. If any of these technologies or features that are important to our products, this could prevent us from selling those products and could have a material adverse effect on our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and divert the attention of management.

Risks Relating to this Offering and Owning Our Common Stock

An active trading market for our common stock may not develop and the market price for our common stock may decline below the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market, or how liquid that market may become. An active trading market for our common stock may never develop or be sustained, which could adversely impact your ability to sell your shares and could depress the market price of your shares. In addition, the public offering price for our common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market upon the completion of this offering. Consequently, you may be unable to sell your shares of our common stock at prices equal to or greater than the price you paid for them. We cannot predict the prices at which our common stock will trade. The initial public offering price may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business.

The market price of our common stock is likely to be volatile and could decline following this offering, resulting in a substantial loss of your investment.

The stock market in general has been highly volatile. As a result, the market price and trading volume for our common stock may also be highly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Factors that could cause the market price of our common stock to fluctuate significantly include:

•	our operating and financial performance and prospects and the performance of other similar companies;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	the public’s reaction to our press releases, financial guidance and other public announcements, and filings with the SEC;

•	changes in earnings estimates or recommendations by securities or research analysts who track our common stock;

•	market and industry perception of our level of success in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and other regulations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival or departure of members of senior management or other key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, our investors or members of our management team;

•	factors affecting the industry in which we operate, including competition, innovation, regulation, the economy and other factors; and

•	changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, telecommunications failures, cyber-attacks, civil unrest in various parts of the world, acts of war, terrorist attacks or other catastrophic events.

Any of these factors may result in large and sudden changes in the trading volume and market price of our common stock and may prevent you from being able to sell your shares at or above the price you paid for them.

Following periods of volatility in the market price of a company’s securities, stockholders often file securities class action lawsuits against such company. Our involvement in a class action lawsuit could be costly to defend and divert our senior management’s attention and, if adversely determined, could involve substantial damages.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Our common stock does not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of us by securities or industry analysts, the trading price for our shares could be negatively impacted. In the event we obtain securities or industry analyst coverage and one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our stock price or trading volume to decline.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation (including Chief Executive Officer pay ratio disclosure) in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Additionally, until we cease to be an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues are at least $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if, among other things, the market value of our common equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in nonconvertible debt securities during the preceding three-year period.

We cannot predict whether investors will find our common stock less attractive if we choose to rely on one or more of the exemptions described above. If investors find our common stock less attractive as a result of any decisions to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

We have historically operated as a private company and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements under the listing standards of The New York Stock Exchange, or NYSE, and the Sarbanes-Oxley Act, which will impose significant compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight, which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, which may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems, and we may need to, in the future, hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other stockholder communications, in compliance with the federal securities laws and the NYSE rules;

•	define and expand the roles and the duties of our board of directors and its committees and adopt a set of corporate governance guidelines;

•	maintain a majority independent board of directors and fully independent audit, compensation and nominating and corporate governance committees, in compliance with the federal securities laws and the NYSE rules;

•	institute more comprehensive compliance, investor relations and internal audit functions; and

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and PCAOB.

In particular, upon the completion of this offering, the Sarbanes-Oxley Act will require us to maintain disclosure controls and procedures and report on their effectiveness, and to maintain and document our internal control over financial reporting document and test their effectiveness in accordance with an established internal control framework, and, after our first annual report, to report on our conclusions as to the effectiveness of our internal controls. Likewise, once we are no longer an emerging growth company, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. As described in the previous risk factor, we expect to qualify as an emerging growth company upon the completion of this offering and could potentially qualify as an emerging growth company until December 31, 2022. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or in remediating any weaknesses discovered in the internal controls, could harm our operating results, cause us to fail to meet our reporting obligations, or require us to restate our financial statements from prior periods. Any of these could lead investors to lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

We have broad discretion to use the proceeds from the offering and our investment of those proceeds may not yield favorable returns.

We currently intend to use the net proceeds from this offering for general corporate purposes, including to repurchase, redeem, defease or otherwise repay portions of our outstanding indebtedness. Our management has broad discretion to spend the proceeds from this offering, and you may not agree with the way the proceeds are spent. The failure of our management to apply these proceeds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common stock to decline.

We may not pay regular cash dividends on our common stock and, consequently, your ability to achieve a return on your investment may depend on appreciation in the price of our common stock.

Any decision to declare and pay dividends will be dependent on a variety of factors, including earnings, cash flow generation, financial position, results of operations, the terms of our indebtedness and other contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. The terms of our indebtedness limit the ability of CFTC to pay dividends to CURO Group Holdings Corp., which would be necessary for us to pay dividends on our common stock. For more information, see “Dividend Policy.” As a result, you should not rely on an investment in our common stock to provide dividend income and the success of an investment in our common stock may depend upon an appreciation in its value.

Future offerings of debt or equity securities may rank senior to our common stock and may result in dilution of your investment.

If we decide to issue debt securities in the future, which would rank senior to shares of our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. We may also issue preferred equity, which will have superior rights relative to our common stock, including with respect to voting and liquidation.

Furthermore, if we raise additional capital by issuing new convertible or equity securities at a lower price than the initial public offering price, your interest will be diluted. This may result in the loss of all or a portion of your investment. If our future access to public markets is limited or our performance decreases, we may need to carry out a private placement or public offering of our common stock at a lower price than the initial public offering price.

Because our decision to issue debt, preferred or other equity or equity-linked securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their shareholdings in us.

The market price of our common stock could be negatively affected by future sales of our common stock.

If we or our existing stockholders, our directors, their affiliates, or our executive officers, sell, or are perceived as intending to sell, a substantial number of our common stock in the public market, the market price of our common stock could decrease significantly.

We, our executive officers and directors and certain of our significant stockholders have agreed with the underwriters not to dispose of or hedge any of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC.

These shares of common stock will be freely tradable (subject to certain current public information requirements) after the expiration date of the lock-up agreements, excluding any acquired or held by persons who may be deemed to be our “affiliates” as defined in Rule 144 under the Securities Act, which will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. At any time following the closing of this offering, subject, however, to the 180-day lock-up agreement entered into with the underwriters, the holders of                  shares of our common stock are entitled to require that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement would be freely transferable.

In addition, on or as soon as practicable after, the effective date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act registering              shares of our common stock reserved for future issuance under our equity incentive plans. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

Purchasing our common stock through this offering will result in an immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See “Dilution.”

Provisions in our charter documents could discourage a takeover that stockholders may consider favorable.

Certain provisions in our governing documents could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. Among other things, these provisions:

•	permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that our board of directors is expressly authorized to amend or repeal any provision of our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

•	establish a classified board of directors with three staggered classes of directors, where directors may only be removed for cause (unless we de-classify our board of directors);

•	require that actions to be taken by our stockholders be taken only at an annual or special meeting of our stockholders, and not by written consent; and

•	establish certain limitations on convening special stockholder meetings.

These provisions may delay or prevent attempts by our stockholders to replace members of our management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers or investors aiming to effect changes in management to negotiate with our board of directors and by providing our board of directors with more time to assess any proposal. However, such anti-takeover provisions could also depress the price of our common stock by acting to delay or prevent a change in control of us.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits.

The FFL Holders and Founder Holders will together own more than 50% of our common stock, and their interests may conflict with ours or yours in the future.

Immediately following this offering, investment funds associated with the FFL Holders and the Founder Holders will beneficially own approximately     % and     % of our common stock, respectively, or approximately     % and     %, respectively, if the underwriters exercise in full their option to purchase additional shares. As a result, the FFL Holders and the Founder Holders will collectively have the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, the FFL Holders together with Founder Holders may have an interest in pursuing acquisitions, divestitures and other transactions that, in their respective judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the FFL Holders together with the Founder Holders could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets.

Prior to the completion of this offering, we, the FFL Holders and the Founder Holders expect to enter into the Amended and Restated Investor Rights Agreement. See “Certain Relationships and Related-Party Transactions—Amended and Restated Investor Rights Agreement.”

The FFL Holders and their affiliated funds are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. Words such as “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “will” and variations of these words and the negative of these or similar words or expressions generally indicate a forward-looking statement in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Our forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth in the section entitled “Risk Factors.” Although it is not possible to identify all of these factors, they include, among others, the following:

•	the extent to which federal, state, local and foreign governmental regulation of consumer lending and related financial products and services limits or prohibits the operation of our business;

•	our failure to comply with applicable laws and regulations, and resulting fines penalties or other sanctions;

•	the impact of proposed rules and regulations on our business and results of operations;

•	future changes to regulations and the increase in local regulation of our industry;

•	the impact of the complex regulatory environment in which we operate;

•	the risk that our interpretation and application of laws and regulations related to consumer lending activities differs from the interpretations applied by federal, state, provincial and local regulatory bodies;

•	the effect of judicial decisions, agency rulemaking, or amendments to law on the legality or enforceability of our agreements and the adverse effect of current and future litigation and regulatory proceedings against us;

•	risks associated with the negative public perception of our products and services;

•	the adverse impact of potential material modifications of U.S. laws and regulations and existing trade agreements by the new U.S. presidential administration on our business, financial condition, and results of operations;

•	our ability to protect our proprietary technology and analytics or keep up with that of our competitors;

•	risks associated with disruption in the availability of our information systems;

•	risks associated with the failure of our proprietary credit and fraud scoring system to effectively price the credit risk of our prospective or existing customers;

•	risks associated with information provided by customers being incorrect or fraudulent, and causing us to misjudge a customer’s qualification to receive a loan;

•	risks associated with the handling of customer personal data and cyber-attacks that could result in liability or harm to our reputation;

•	risks associated with our level of indebtedness, and our ability to refinance our indebtedness;

•	risks associated with a lack of sufficient debt financing made to our business on acceptable terms;

•	risks associated with failure of third parties who provide us products, services or support, including our ability to maintain relationships with banks and other third-party electronic payment solutions providers;

•	our ability to maintain relationships with third-party service providers to offer CSO loans in Texas and Ohio;

•	the adverse impact of employee and third-party theft and errors as well as liability resulting from crimes at our stores;

•	the adequacy of our allowance for loan losses, accrual for third-party loan losses and estimates of losses;

•	changes in demand for our products and services;

•	risks associated with effectively managing our growth;

•	our ability to integrate acquisitions into our existing business operations;

•	the sufficiency of indemnifications associated with assumed liabilities of acquired entities to cover our exposures to litigation and settlement costs;

•	our ability to attract and retain qualified management and employees;

•	the possible impairment of goodwill;

•	the seasonality of our lending business;

•	our ability to find suitable real estate to support future new store development;

•	our ability to keep up with rapid changes in e-commerce and the uses of the Internet;

•	the fragmentation of our industry and competition from various other sources providing similar financial products, or other alternative sources of credit, to consumers;

•	risks related to the international scope of our business and operations;

•	the adverse impact of natural disasters and other business disruptions on our future revenue and financial condition;

•	risks associated with our reliance on trademark protection to distinguish our products; and

•	the risk of claims by former employers of our employees that we or our employees have wrongfully used or disclosed alleged trade secrets.

Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements speak only as of the date hereof and are not guarantees of future performance. Actual results and future performance may differ materially from those suggested in any forward-looking statements. We undertake no obligation to update these statements unless we are required to do so under applicable laws.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the common stock that we are offering will be approximately $         million, at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We intend to use the net proceeds of this offering for general corporate purposes, including to purchase, repurchase, redeem, defease or otherwise repay portions of our outstanding indebtedness.

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds we receive in this offering in short-term and intermediate term interest-bearing obligations, investment grade investments, certificates of deposit or direct or guaranteed U.S. government obligations.

We will not receive any proceeds resulting from any sale of our common stock by the selling stockholders identified in this prospectus.

DIVIDEND POLICY

On May 12, 2017, we declared a dividend of $28.0 million, which was paid to our stockholders on May 15, 2017, on August 2, 2017, we declared a dividend of $8.5 million, which was paid to our stockholders on August 11, 2017 and on October 16, 2017, we declared a dividend of $5.5 million, which was paid to our stockholders on October 16, 2017. We have otherwise not paid regular or special dividends since our inception in 2013. The terms of our indebtedness limit the ability of CFTC to pay dividends to CURO Group Holdings Corp., which would be necessary for us to pay dividends on our common stock.

Any future determinations relating to our dividends and earning retention policies will be made at the discretion of our board of directors, who will review such policies from time to time in light of the Company’s earnings, cash flow generation, financial position, results of operations, the terms of our indebtedness and other contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017:

•	on an actual basis; and

•	on a pro forma basis to give effect to the issuance and sale by us of shares of common stock in this offering and at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus) and our receipt and application of the net proceeds therefrom as described in “Use of Proceeds.”

The information below is illustrative only, and our cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with “Summary,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Underwriting” and our unaudited interim and audited annual consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2017
(in thousands, except share data)	Actual	Pro Forma(1)
Cash and cash equivalents	$113,780	$

Debt
Non-Recourse U.S. SPV Facility	$102,984	$
12.00% Senior Secured Notes due 2022	448,789
Subordinated shareholder debt	2,373

Total debt	$554,146	$
Equity
Common Stock, $0.001 par value; 2,000,000 shares authorized and 1,052,632 shares issued and outstanding, actual; and shares authorized and shares issued and outstanding, pro forma(2)	$1	$
Dividends in excess of paid-in capital	(35,777)
Retained earnings	141,816
Accumulated other comprehensive loss	(49,901)

Total stockholders’ equity	$56,139	$

Total capitalization	$610,285	$

(1)	Each $1.00 of increase (decrease) in the public offering price per share would increase (decrease) our total stockholders’ equity and total capitalization by $ million.
(2)	The pro forma information regarding our common stock takes into account a —for— split of our common stock and the filing of our amended and restated certificate of incorporation, each to occur immediately prior to the closing of this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the total number of shares of common stock outstanding as of June 30, 2017.

Our net tangible book value as of June 30, 2017 was a deficit of $119.0 million, or $         per share of common stock. After giving effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses, our net tangible book value as of June 30, 2017 would have been approximately $        million, or approximately $         per share. This amount represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2017	$
Increase in net tangible book value per share attributable to new investors in this offering	$
Net tangible book value per share after this offering		$

Dilution per share to new investors		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease our net tangible book value after the offering by approximately $         million, or approximately $         per share, and the dilution per share to investors participating in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table sets forth as of June 30, 2017 the number of shares of common stock purchased from us, the total consideration paid by or received from existing stockholders and the weighted-average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid to us by new investors and total consideration paid to us by all stockholders by $         million, assuming the number of shares in this offering, as shown on the cover page of this prospectus, remains the same.

If the underwriters fully exercise their option to purchase additional shares, the percentage of shares of common stock held by existing shareholders would decrease to             % of our total shares outstanding after this offering, and the number of shares held by new investors would increase to             % of the total number of our shares outstanding after this offering.

The above discussion and tables are based on                  shares of common stock outstanding as of June 30, 2017 after giving effect to a         —for—         split of our common stock to occur immediately prior to the completion of this offering, and exclude:

•	shares of our common stock issuable upon the exercise of options outstanding as of , 2017 at a weighted average price of $ per share;

•	shares of our common stock reserved, in the aggregate, for issuance pursuant to our 2017 Stock Incentive Plan and our 2010 Equity Incentive Plan as of , 2017, as well as any additional automatic increases in the number of shares of our common stock reserved for future issuance under these plans; and

•	shares of our common stock reserved for issuance pursuant to our 2017 Employee Stock Purchase Plan as of , 2017, as well as any additional automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

SELECTED CONSOLIDATED FINANCIAL DATA

Set forth below is our selected consolidated financial data as of and for the periods indicated. We have derived the selected consolidated financial data as of and for the years ended December 31, 2016 and 2015 from our audited consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. We have derived the selected consolidated financial data as of and for the six month periods ended June 30, 2017 and 2016 from our unaudited consolidated financial statements that are included elsewhere in this prospectus and that, in our opinion, include all adjustments, consisting of normal, recurring adjustments, necessary for the fair presentation of such information. Our historical operating results are not necessarily indicative of results we may expect or achieve in any future period. Our results for the six months ended June 30, 2017 are not necessarily indicative of results we may achieve during a full year.

The following information is only a summary and may not be complete. Accordingly, you should read these selected consolidated financial data in conjunction with the sections entitled “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

(in thousands, except per share data)	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	2017	2016	2016	2015
Consolidated Statements of Income Data:
Revenue	$441,524	$396,768	$828,596	$813,131
Provision for losses	127,182	100,278	258,289	281,210

Net revenue	314,342	296,490	570,307	531,921
Cost of providing services
Salaries and benefits	52,733	53,086	104,541	107,059
Occupancy	27,606	27,023	54,509	53,288
Office	9,804	9,478	20,463	19,929
Other costs of providing services	27,963	26,785	53,617	47,380
Advertising	19,329	17,094	43,921	65,664

Total cost of providing services	137,435	133,466	277,051	293,320

Gross margin	176,907	163,024	293,256	238,601
Operating (income) expense
Corporate and district	69,351	64,756	125,119	129,046
Interest expense	41,850	32,192	64,334	65,020
Loss (gain) on extinguishment of debt	12,458	—	(6,991)	—
Restructuring costs	—	1,481	3,618	4,291
Goodwill and intangible asset impairment charges	—	—	—	2,882
Other (income)/expense	199	(445)	(845)	1,488

Total operating expense	123,858	97,984	185,235	202,727
Net income before taxes	53,049	65,040	108,021	35,874
Provision for income tax expense	20,068	24,958	42,577	18,105

Net income	$32,981	$40,082	$65,444	$17,769

Basic earnings per share	$31.32	$38.06	$62.15	$16.87
Diluted earnings per share	$30.46	$37.32	$60.71	$16.45
Non-GAAP Statement of Operations Data and Other Operating Data (unaudited):
Adjusted Earnings(1)	$44,976	$42,668	$66,411	$24,656
EBITDA(2)	$104,229	$107,560	$191,260	$120,006

(in thousands, except per share data)	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	2017	2016	2016	2015
Adjusted EBITDA(3)	$121,828	$109,512	$189,361	$130,876
Adjusted EBITDA Margin(4)	27.6%	27.6%	22.9%	16.1%
Gross Margin Percentage(5)	40.1%	41.1%	35.4%	29.3%
Number of stores (at period end)	419	419	420	420
Selected Balance Sheet Data (at period end)
Cash	$113,780	$167,795	$193,525	$100,561
Gross loans receivable	$350,362	$233,152	$286,196	$252,180
Less: allowance for loan losses	(70,438)	(30,559)	(39,192)	(32,948)

Loans receivable, net	$279,924	$202,593	$247,004	$219,232

Total assets	$735,938	$697,164	$780,798	$666,017
Total liabilities (including debt)	$679,799	$672,136	$739,943	$685,399
Total stockholders’ equity	$56,139	$25,028	$40,855	$(19,382)

(1)	We define Adjusted Earnings as net income plus or minus certain non-cash or other adjusting items. We provide Adjusted Earnings in this prospectus because our management finds its useful in evaluating the performance and underlying operations of our business. We provide a detailed description of Adjusted Earnings and how we use it, including a reconciliation of Adjusted Earnings to net income, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information.”
(2)	We define EBITDA as earnings before interest, income taxes, depreciation and amortization. We provide EBITDA in this prospectus because our management finds it useful in evaluating the performance and underlying operations of our business. We provide a detailed description of EBITDA and how we use it, along with a reconciliation of EBITDA to net income, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information.”
(3)	We define Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, plus or minus certain non-cash or other adjusting items. We provide Adjusted EBITDA in this prospectus because our management finds it useful in evaluating the performance and underlying operations of our business. We provide a detailed description of Adjusted EBITDA and how we use it, along with a reconciliation of Adjusted EBITDA to net income, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information.”
(4)	Calculated as Adjusted EBITDA as a percentage of revenue.
(5)	Calculated as Gross Margin as a percentage of revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” We undertake no obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the date of this prospectus. See “Special Note Regarding Forward Looking Statements.”

Overview

We are a growth-oriented, technology-enabled, highly-diversified consumer finance company serving a wide range of underbanked consumers in the United States, Canada and the United Kingdom and are a market leader in our industry based on revenues. We believe that we have the only true omni-channel customer acquisition, onboarding and servicing platform in our industry that is integrated across store, online, mobile and contact center touchpoints. Our IT platform, which we refer to as the “Curo Platform,” seamlessly integrates loan underwriting, scoring, servicing, collections, regulatory compliance and reporting activities into a single, centralized system. We use advanced risk analytics powered by proprietary algorithms and over 15 years of loan performance data to efficiently and effectively score our customers’ loan applications. Since 2010, we have extended $13.1 billion in total credit across approximately 34.8 million total loans, and our revenue of $828.6 million in 2016 represents a 26.3% compound annual growth rate, or CAGR, over the same time period.

We operate in the United States under two principal brands, “Speedy Cash” and “Rapid Cash,” and launched our new brand “Avio Credit” in the United States in the second quarter of 2017. In the United Kingdom we operate online as “Wage Day Advance” and, prior to their closure in the third quarter of 2017, our stores were branded “Speedy Cash.” In Canada our stores are branded “Cash Money” and, beginning in 2016, we offer Installment Loans online under the brand “LendDirect.” As of June 30, 2017, our store network consisted of 419 locations across 14 U.S. states, seven Canadian provinces and the United Kingdom. As of June 30, 2017, we offered our online services in 25 U.S. states, five Canadian provinces, and the United Kingdom.

Company History

The CURO business was founded in 1997 to meet the growing needs of consumers looking for access to credit. The Company set out to offer a variety of convenient, easily-accessible financial and loan services and over its 20 years of operations, expanded across the United States, Canada and the United Kingdom.

CURO Financial Technologies Corp., or CFTC (then known as Speedy Cash Holdings Corp.), was incorporated in Delaware on July 16, 2008. On September 10, 2008, our founders sold or otherwise contributed all of the outstanding equity of the various operating entities that comprised the CURO business to a wholly-owned subsidiary of CFTC in connection with an investment in CFTC by Friedman Fleischer & Lowe Capital Partners II, L.P. and its affiliated funds, or FFL Partners. CURO Group Holdings Corp. (then known as Speedy Group Holdings Corp.) was incorporated in Delaware on February 7, 2013 as the parent company of CFTC. On May 11, 2016, we changed the name of Speedy Group Holdings Corp. to CURO Group Holdings Corp. We similarly changed the names of some of its subsidiaries.

In May 2011, we completed the acquisition of Cash Money Group, Inc., a Canadian entity, for approximately $104.5 million.

In August 2012, we completed the acquisition of The Money Store, L.P., a Texas limited partnership which operated as The Money Box® Check Cashing for approximately $26.1 million.

In February 2013, we completed the acquisition of Wage Day Advance Limited, a United Kingdom entity, for approximately $80.9 million. We subsequently effected a corporate name change of Wage Day Advance Limited to CURO Transatlantic Limited, although we still operate online in the United Kingdom as Wage Day Advance.

In October 2015, we opened a state-of-the-art fintech office in Chicago to continue to attract and retain talented IT development and data science professionals. As of June 30, 2017, this office was staffed with 22 professionals.

In March 2016, we launched LendDirect, an online Installment Loan brand in Alberta, Canada. These loans are now offered in four provinces.

In June 2017, we launched Avio Credit, an online Installment Loan brand in the U.S. market. These loans are currently available in California, Missouri, South Carolina and Wisconsin.

Products and Services

We designed our products and customer journey to be consumer-friendly, accessible and easy to understand. Below is an outline of our loan products as of June 30, 2017.

Installment
	Unsecured	Secured	Open-End	Single-Pay
Channel	Online and in-store: 15 U.S. states, Canada and the United Kingdom	Online and in-store: 7 U.S. states	Online: KS, TN, ID, UT, DE and RI. In-store: KS and TN	Online and in-store: 12 U.S. states, Canada and the United Kingdom

Approximate Average Loan Size(1)	$602	$1,231	$451	$321

Duration	Up to 48 months	Up to 42 months	Revolving/Open-ended	Up to 62 days

Pricing	14.9% average monthly interest rate(2)	11.3% average monthly interest rate(2)	Daily interest rates ranging from 0.74% to 0.99%	Fees ranging from $13 to $25 per $100 borrowed.

(1)	Includes CSO loans.
(2)	Weighted average of the contractual interest rates for the portfolio as of June 30, 2017. Excludes CSO fees.

Unsecured Installment Loans

Unsecured Installment Loans are fixed-term, fully-amortizing loans with a fixed payment amount due each period during the term of the loan. Loans are originated and owned by us or third-party lenders pursuant to credit services organization and credit access business statutes, which we refer to as our CSO programs. For CSO programs, we arrange and guarantee the loans. Payments are due bi-weekly or monthly to match the customer’s pay cycle. Customers may prepay without penalty or fees. Unsecured Installment Loan terms are governed by enabling state legislation in the United States, provincial and federal legislation in Canada and national regulation in the United Kingdom. Unsecured Installment Loans comprised 48.6% and 40.0% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. We believe that the flexible terms and lower payments associated with Installment Loans significantly expand our addressable market by allowing us to serve a broader range of customers with a variety of credit needs.

Secured Installment Loans

Secured Installment Loans are similar to Unsecured Installment Loans but are also secured by a vehicle title. These loans are originated and owned by us or by third-party lenders through our CSO programs. For these loans the customer provides clear title or security interest in the vehicle as collateral. The customer receives the benefit of immediate cash but retains possession of the vehicle while the loan is outstanding. The loan requires periodic payments of principal and interest with a fixed payment amount due each period during the term of the loan. Payments are due bi-weekly or monthly to match the customer’s pay cycle. Customers may prepay without penalty or fees. Secured Installment Loan terms are governed by enabling state legislation in the United States. Secured Installment Loans comprised 10.6% and 9.8% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Open-End Loans

Open-End Loans are a line of credit for the customer without a specified maturity date. Customers may draw against their line of credit, repay with minimum, partial or full payment and redraw as needed. We report and earn interest on the outstanding loan balances drawn by the customer against their approved credit limit. Customers may prepay without penalty or fees. Typically, customers do not draw the full amount of their credit limit. Loan terms are governed by enabling state legislation in the United States. Unsecured Open-End Loans comprised 6.7% and 7.0% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. Secured Open-End Loans are offered as part of our product mix in states with enabling legislation and accounted for approximately 1.0% of our consolidated revenue during both the six months ended June 30, 2017 and the year ended December 31, 2016.

Single-Pay Loans

Single-Pay Loans are generally unsecured short-term, small-denomination loans whereby a customer receives cash in exchange for a post-dated personal check or a pre-authorized debit from the customer’s bank account. These loans are originated and owned by us or by third-party lenders through our CSO programs. We agree to defer deposit of the check or debiting of the customer’s bank account until the loan due date which typically falls on the customer’s next pay date. Single-Pay Loans are governed by enabling state legislation in the United States, federal and provincial regulations in Canada and national regulation in the United Kingdom Single-Pay Loans comprised 28.8% and 37.3% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Ancillary Products

We also provide a number of ancillary financial products including check cashing, proprietary reloadable prepaid debit cards (Opt+), money transfer services, gold buying, credit protection insurance in the Canadian market and retail installment sales. Ancillary products comprised 4.4% and 4.8% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

CSO Programs

Through our CSO programs, we act as a credit services organization/credit access business on behalf of customers in accordance with applicable state laws. We currently offer loans through CSO programs in stores and online in the state of Texas and online in the state of Ohio. In Texas we offer Unsecured Installment Loans and Secured Installment Loans with a maximum term of 180 days. In Ohio we offer an Unsecured Installment Loan product with a maximum term of 18 months. As a CSO we earn revenue by charging the customer a fee (the “CSO fee”) for arranging an unrelated third-party to make a loan to that customer. When a customer executes an agreement with us under our CSO programs, we agree, for a CSO fee payable to us by the customer, to provide certain services to the customer, one of which is to guarantee the customer’s obligation to repay the loan the customer receives from the third-party lender. For CSO loans, each lender is responsible for providing the criteria by which the customer’s application is underwritten and, if approved, determining the amount of the customer loan. We in turn are responsible for assessing whether or not we will guarantee the loan. This guarantee represents an obligation to purchase specific loans if they go into default.

As of June 30, 2017, the maximum amount payable under all such guarantees was $52.7 million, compared to $59.6 million at December 31, 2016. Should we be required to pay any portion of the total amount of the loans we have guaranteed, we will attempt to recover the amount we pay from the customers. We hold no collateral in respect of the guarantees. The initial measurement of this guarantee liability is recorded at fair value and reported in the Credit services organization guarantee liability line in our Consolidated Balance Sheets. The fair value of the guarantee is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Our guarantee liability was $15.6 million and $17.1 million at June 30, 2017 and December 31, 2016, respectively.

The majority of revenue generated through our CSO programs was for Unsecured Installment Loans, which comprised 95.9% and 91.6% of total CSO revenue for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Total revenue generated through our CSO programs comprised 26.2% and 26.1% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Our revenue diversification, including CSO fees, by product for the periods indicated, with percentages rounded up to the nearest whole digit:

Year Ended December 31, 2016	Six Months Ended June 30, 2017

Components of Our Results of Operations

Revenue

We offer a variety of loan products including Installment, Open-End and Single-Pay Loans. Revenue in our consolidated statements of income includes: interest income, finance charges, CSO fees, late fees and non-sufficient funds fees as permitted by applicable laws and pursuant to the agreement with the customer. Product offerings differ by jurisdiction and are governed by the laws in each separate jurisdiction.

Installment Loans are fully amortizing loans with a fixed payment amount due each period during the term of the loan. We record revenue from Installment Loans on a simple-interest basis. Accrued interest and fees are included in gross loans receivable in the Consolidated Balance Sheets.

Open-End Loans are a revolving line-of-credit with no defined loan term. We record revenue from Open-End Loans on a simple-interest basis. Accrued interest and fees are included in gross loans receivable in the Consolidated Balance Sheets.

Single-Pay Loans are primarily payday loans. Revenues from Single-Pay loan products are recognized each period on a constant-yield basis ratably over the term of each loan. We defer recognition of unearned fees based on the remaining term of the loan at the end of each reporting period.

We also provide a number of ancillary financial products including check cashing, proprietary reloadable prepaid debit cards (Opt+), credit protection insurance in the Canadian market, gold buying, retail installment sales and money transfer services.

Provision for Losses

We calculate provision for losses based on evaluation of the historical and expected cumulative net losses inherent in the underlying loan portfolios, by vintage, and several other quantitative and qualitative factors. We apply the resulting loss provision rate to our loan originations to determine the provision for losses. Accordingly, at the time we originate a loan, we recognize a loss on a portion of the loan balance based upon the applicable loss provision rate. We would then recognize any revenue in connection with that loan over the life of the loan, as described above. We may also record additional provision for losses for owned loans in connection with the periodic assessment of the adequacy of the Allowance for loan losses.

Q1 Loss Recognition Change

Effective January 1, 2017, we modified the timeframe in which Installment Loans are charged-off and made related refinements to our loss provisioning methodology. Prior to January 1, 2017, we deemed all loans uncollectible and charged-off when a customer missed a scheduled payment and the loan was considered past-due. Because of the Company’s continuing shift from Single-Pay to Installment Loan products and our analysis of payment patterns on early-stage versus late-stage delinquencies, we revised our estimates and now consider Installment Loans uncollectible when the loan has been contractually past-due for 90 consecutive days. Consequently, past-due Installment Loans and related accrued interest remain in loans receivable, with disclosure of past-due balances, for 90 days before being charged off against the allowance for loan losses. All recoveries on charged-off loans are credited to the allowance for loan losses. We evaluate the adequacy of the allowance for loan losses compared to the related gross loans receivable balances that include accrued interest.

In the income statement, the provision for losses for Installment Loans is based on assessment of the cumulative net losses inherent in the underlying loan portfolios, by vintage, and several other quantitative and qualitative factors. The resulting loss provision rate is applied to loan originations to determine the provision for losses. In addition to improving estimated collectability and loss recognition for Installment Loans, we also believe these refinements result in a loss provisioning methodology that is better aligned with industry comparisons and practices.

The aforementioned change was treated as a change in accounting estimate for accounting purposes and applied prospectively beginning January 1, 2017, which we refer to throughout this prospectus as the Q1 Loss Recognition Change.

The change affects comparability to prior periods as follows:

•	Gross Combined Loans Receivable—balances in 2017 include Installment Loans that are up to 90 days past-due with related accrued interest, while balances in prior periods do not include these loans.

•	Revenues—for the six months ended June 30, 2017, revenues include accrued interest on past-due loan balances, while revenues in prior periods do not include these amounts.

•	Provision for Losses—prospectively, loans charged off on day 91 include accrued interest. Thus, provision rates in 2017 have been adjusted to account for both principal and accrued interest. Additionally, because loss provision rates are applied to originations while charge-offs and recoveries are applied to the allowance for loan losses, provisioning is less affected by seasonality for the first quarter income tax refunds in the United States, which increases recoveries of delinquent balances.

For a full discussion of the change, refer to Note 1, “Summary of Significant Accounting Policies and Nature of Operations” in our Notes to Consolidated Interim Financial Statements included elsewhere in this prospectus.

Cost of Providing Services

Salaries and Benefits

Salaries and benefits include personnel-related costs for our store operations, including salaries, benefits and bonuses and are driven by the number of employees.

Occupancy

Occupancy and equipment includes rent expense for our leased facilities, as well as depreciation, maintenance, insurance, and utility expense.

Office

Office includes expenses related to software, computer hardware, bank service charges, credit scoring charges and other office supplies.

Other Costs of Providing Services

Our other costs of providing services includes expenses related to operations such as processing fees, collections expense, security expense, taxes, repairs and professional fees.

Advertising

Advertising includes costs associated with attracting, retaining and/or reactivating customers as well as creating awareness for the brands we promote. Creative, web and print design capabilities exist within the Company and are rarely outsourced. The use of third-party agencies is limited to mass-media production and placement. Advertising expense also includes costs for all marketing activities including paid search, advertising on social networking sites, affiliate programs, direct response television, radio air time and direct mail.

All advertising costs are expensed as incurred. Cost-per-funded loan, or CPF, is a key metric for measuring the effectiveness and efficiency of our advertising spend. CPF is the amount of direct advertising and promotional costs during a period divided by the number of new customer loans originated during the period. New loans to existing or returning customers are not included in the denominator of CPF because we believe little or no incremental cost is incurred to make loans to existing customers or returning customers

Operating Expense

Corporate, District and Other Expenses

Corporate, district and other expenses include costs such as salaries and benefits associated with our corporate and district-level employees, as well as other corporate-related costs such as rent, insurance, professional fees, utilities, travel and entertainment expenses and depreciation expense.

Interest Expense

Interest expense primarily includes interest related to our Notes and our SPV Facility.

Other Expenses

Other (income) and expense includes the foreign currency impact to our intercompany balances, gains or losses on foreign currency exchanges and disposals of fixed assets and other miscellaneous income and expense amounts.

Discussion of Revenue by Product and Segment and Related Loan Portfolio Performance

Revenue by Product

Unsecured and Secured Installment revenue includes interest income, CSO fees, and non-sufficient-funds or returned-items fees on late or defaulted payments on past-due loans (to which we refer collectively in this prospectus as “late fees”). Late fees comprise less than one-half of one percent of Installment revenues.

Open-End revenues include interest income on outstanding revolving balances and other usage or maintenance fees as permitted by underlying statutes.

Single-Pay revenues represent deferred presentment or other fees as defined by the underlying state, provincial or national regulations.

The following table summarizes revenue by product, including CSO fees, for the periods indicated:

	Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
(in thousands)	United States	Canada	United Kingdom	Total	United States	Canada	United Kingdom	Total
Unsecured Installment	$195,651	$7,643	$11,286	$214,580	$147,801	$204	$3,017	$151,022
Secured Installment	46,842	—	—	46,842	40,426	—	—	40,426
Open-End	33,712	—	—	33,712	33,211	—	2	33,213
Single-Pay	51,208	69,126	6,697	127,031	55,058	84,826	13,739	153,623
Ancillary	10,673	8,392	294	19,359	11,931	6,191	362	18,484

Total revenue	$338,086	$85,161	$18,277	$441,524	$288,427	$91,221	$17,120	$396,768

During the six months ended June 30, 2017, total lending revenue (excluding revenues from ancillary products) grew $43.8 million, or 11.6%, to $422.2 million, compared to the prior year period, predominantly driven by growth in Secured and Unsecured Installment loan revenue. Unsecured Installment Loan revenues rose 42.1% on related average gross combined loan receivables (excluding past due loans) growth of 43.0%. Secured Installment revenues rose $6.4 million, or 15.9%, on related gross combined loan receivables (excluding past due loans) growth of 21.0%. Single-Pay revenues were affected primarily by regulatory changes in Canada (rate changes in Ontario and British Columbia and product changes in Alberta), but U.S. and U.K. Single-Pay revenues also decreased 7.0% and 51.3%, respectively, because of continued mix shift from Single-Pay to other loan products. Ancillary revenues increased 4.7% versus the same period a year ago primarily due to insurance revenue related to our Canadian installment product, partially offset by a decrease in check cashing fees. U.K. revenue comparisons are also affected meaningfully by a weaker pound. On a constant currency basis revenue rose $3.7 million, or 21.5%.

	Year Ended December 31, 2016				Year Ended December 31, 2015
(in thousands)	United States	Canada	United Kingdom	Total	United States	Canada	United Kingdom	Total
Unsecured Installment	$318,460	$1,143	$11,110	$330,713	$295,007	$322	$19,054	$314,383
Secured Installment	81,453	—	—	81,453	86,307	—	18	86,325
Open-End	66,945	—	3	66,948	51,304	—	7	51,311
Single-Pay	117,609	173,779	21,888	313,276	116,714	170,852	34,031	321,597
Ancillary	22,332	13,155	719	36,206	24,331	13,686	1,498	39,515

Total revenue	$606,799	$188,077	$33,720	$828,596	$573,663	$184,860	$54,608	$813,131

Total lending revenue (excluding revenues from ancillary products) increased $18.8 million, or 2.4%, compared to the prior year, driven by growth in Installment and Open-End Loans. Unsecured Installment revenues rose 5.2% on related gross combined loan receivables growth of 29.0%, led by 7.9% growth in the United States (primarily in Texas, California and Missouri). U.K. Unsecured Installment revenues declined 41.7% because we discontinued a longer-term Installment Loan product in late 2015 due to regulatory changes. Secured Installment revenues decreased 5.6% mostly driven by competitive pressures in Nevada and Arizona. Open-End revenues grew 30.5% year-over-year primarily because in Kansas and Tennessee we replaced Single-pay products with Open-End products. Single-Pay revenues declined 2.6%. In the United States, the decline was primarily driven by the aforementioned changes in Kansas and in Tennessee. Ancillary revenues were down 8.4% year-over-year primarily because secular declines in check usage continue to affect check-cashing revenues and we experienced tighter margins on foreign currency exchange. U.K. revenue comparisons are also affected meaningfully by a weaker pound. On a constant-currency basis, U.K. revenue declined $16.5 million, or 30.2%, compared to the prior year.

Loan Volume and Portfolio Performance Analysis

We consider first-pay defaults (the number of customers that default on their first payment, or FPD) to be an early leading indicator of customer credit performance. FPD levels are dependent upon underwriting and scoring effectiveness, strategic or tactical management decisions to tighten or expand customer credit availability within scoring bands, seasonality, product terms and structure, origination channel and geography. Following is a recap by channel of origination for the United States and Canada:

•

U.S. Online FPD has ranged from 20.1% in the second quarter of 2015 to 13.2% in the first quarter of 2017. FPD for the six months ended June 30, 2017, 2016 and 2015 has averaged 14.2%, 16.6% and 18.0%, respectively. During 2015, FPD was affected by elevated levels of new customer investment. New customers have higher FPD rates than returning or existing customers. In periods such as the second and third quarters of 2015 when we increased new customer acquisition spend to take advantage of online market disruptions, the percentage of new-customer volume to total-customer volume increases as does FPD. U.S. Online FPD rates were lower in 2016 because the percentage of new customers to total volume decreased year-over-year and the data from the high volume of new customers acquired in 2015 allowed us to improve our scoring models. Through the six months ended June 30, 2017, we have increased customer acquisition spend versus the same periods in 2016 and have acquired more online customers period-over-period, but FPD has improved primarily because of improved underwriting and scoring.

•	U.S. Store FPD averaged 13.4%, 14.5% and 15.2% for the six months ended June 30, 2017, 2016, 2015, respectively. New customers as a percentage of total customers has been more stable than U.S. online mix so the improving trends are primarily due to improved underwriting and scoring and product and geographical mix shifts.

•	For Canada, online volume is relatively low and FPD rates are sensitive to product changes and the launch of our LendDirect online Installment product in early-2016. Canadian online FPD rates have trended from an average of 14.4% for the six months ended June 30, 2015 to 15.1% for the six months ended June 30, 2016 to 12.9% for the six months ended June 30, 2017.

•	Canada Store FPD has remained relatively stable, averaging 7.9%, 8.8% and 9.0%, in the six months ended June 30, 2017, 2016 and 2015 respectively. Other than Alberta, Canada, store volume is almost entirely Single-Pay Loans for which FPD rates are very stable.

Cost-per-funded loan, or CPF, is dependent primarily upon marketing channel, seasonality, strategic and tactical objectives for targeted vintage performance, online versus store customer acquisition mix, underwriting and scoring effectiveness and application-to-funded loan conversion rates. Following is a recap of CPF (rounded to the nearest tenth) by country:

•	U.S. CPF ranged from $82.40 in the third quarter of 2015 to $33.50 in the first quarter of 2016. CPF for the six months ended June 30, 2017, 2016 and 2015 has averaged $55.60, $44.10 and $66.20, respectively. CPF for 2015 was affected by the aforementioned high levels of new customer investment, primarily in the online channel. CPF tends to be higher in the online channel because of the relative cost of the marketing channels and lower application-to-funded conversion rates. CPF for 2016 was lower than 2015 because of more stable mix between online and store customer acquisition and improving scoring that resulted in better relative approval rates. CPF in the six months ended June 30, 2017 has been slightly higher to the same period in 2016 because a higher percentage of new customer volume is online.

•	Canada CPF ranged from $87.90 in the second quarter of 2015 to $52.80 in the first quarter of 2016. CPF for the six months ended June 30, 2017, 2016 and 2015 has averaged $65.20, $61.40 and $81.40, respectively. Canada CPF change is due primarily to the same reasons as the U.S. trends described above, but historically has been less sensitive to online versus store mix because online has been a relatively low percentage of total new customer acquisition.

•	U.K. CPF ranged from $125.00 in the third quarter of 2015 to $71.40 in the first quarter of 2017. U.K. CPF for the six months ended June 30, 2017, 2016 and 2015 has averaged $72.90, $98.30 and $101.40, respectively. U.K. CPF is affected primarily by reformulation of all of our U.K. loan products after 2014 regulatory changes, changes in product terms and mix and rebuilding of the overall executive and marketing and analytics leadership teams and organization.

We currently have relationships with four unaffliated third-party lenders. We periodically evaluate the competitive terms of our unaffiliated third-party lender contracts and such evaluation may result transfer of volume and loan balances between lenders. The process does not require significant effort or resources outside the normal course of business and we believe the incremental cost of changing or acquiring new unaffiliated third-party lender relationships to be immaterial.

Unsecured Installment Loans

Unsecured Installment revenue and gross combined loans receivable increased from the prior year quarter due to growth in the United States, primarily in Texas (CSO), California and Ohio (CSO); growth in Canada, primarily in Alberta; and growth in the United Kingdom. Gross combined Unsecured Installment Loan balances (excluding past due loans) grew $67.7 million, or 64.5%, compared to June 30, 2016, on $72.1 million (62.2%) and $126.9 million (59.1%) higher originations during the three and six months, respectively.

	2017		2016
(dollars in thousands, except average loan amount, unaudited)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	2nd Quarter
Unsecured Installment loans:
Revenue-Company Owned	$52,550	$51,206	$39,080	$34,057	$29,298
Provision for losses - Company Owned	17,845	19,309	24,557	12,523	8,878

Net revenue - Company Owned	$34,705	$31,897	$14,523	$21,534	$20,420

Net charge-offs-Company Owned	$18,858	$(4,918)	$18,836	$10,741	$8,548

Revenue-Guaranteed by the Company	$52,599	$58,225	$55,234	$51,320	$42,890
Provision for losses - Guaranteed by the Company	23,575	19,940	22,364	26,626	18,440

Net revenue - Guaranteed by the Company	$29,024	$38,285	$32,870	$24,694	$24,450

Net charge-offs-Guaranteed by the Company	$27,309	$17,088	$21,144	$25,103	$17,695

Unsecured Installment gross combined loans receivable:
Company owned	$156,075	$131,386	$102,090	$65,746	$58,356
Guaranteed by the Company(1)	58,289	53,978	62,360	52,079	46,567

Gross combined Unsecured Installment loans receivable(1)	$214,364	$185,364	$164,450	$117,825	$104,923

Unsecured Installment Allowance for loan losses(2)	$41,406	$42,040	$17,775	$12,122	$10,294
Unsecured Installment CSO guarantee liability(2)	$14,748	$18,482	$15,630	$14,410	$12,887
Unsecured Installment Allowance for loan losses as a percentage of Unsecured Installment gross loans receivable	26.5%	32.0%	17.4%	18.4%	17.6%
Unsecured Installment CSO guarantee liability as a percentage of Unsecured Installment gross loans guaranteed by the Company	25.3%	34.2%	25.1%	27.7%	27.7%
Unsecured Installment past-due balances:
Unsecured Installment gross loans receivable(3)	$33,534	$28,913
Unsecured Installment gross loans guaranteed by the Company(3)	$8,204	$11,196
Past-due Unsecured Installment gross loans receivable—percentage(1)(3)	21.5%	22.0%
Past-due Unsecured Installment gross loans guaranteed by the Company—percentage(1)(3)	14.1%	20.7%
Unsecured Installment other information:
Originations-Company owned(4)	$119,636	$98,691	$111,412	$71,801	$60,506
Average loan amount-Company owned	$697	$687	$646	$512	$512
Originations-Guaranteed by the Company(4)	$68,338	$55,112	$71,858	$63,472	$55,405
Average loan amount-Guaranteed by the Company	$485	$482	$478	$463	$448

	2017		2016
(dollars in thousands, except average loan amount, unaudited)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	2nd Quarter
Unsecured Installment ratios:
Provision as a percentage of originations-Company Owned	14.9%	19.6%	22.0%	17.4%	14.7%
Provision as a percentage of gross loans receivable-Company Owned	11.4%	14.7%	24.1%	19.0%	15.2%
Provision as a percentage of originations-Guaranteed by the Company	34.5%	36.2%	31.1%	41.9%	33.3%
Provision as a percentage of gross loans receivable-Guaranteed by the Company	40.4%	36.9%	35.9%	51.1%	39.6%

(1)	Non-GAAP measure.
(2)	Allowance for loan losses is reported as a contra-asset reducing gross loans receivable while the CSO guarantee liability is reported as a liability on our Consolidated Balance Sheets.
(3)	As part of the Q1 Loan Loss Recognition Change past-due receivables remain on our balance sheet until charged off. In all prior periods loans were written-off when a customer missed a scheduled payment.
(4)	We have revised previously-reported origination statistics to conform to current year methodology.

Secured Installment Loans

Secured Installment Loan revenue and gross combined loans receivable increased from the prior year quarter due primarily to growth in California and Arizona. Gross combined Secured Installment Loan balances (excluding past due loans) grew $11.7 million, or 21.0%, compared to June 30, 2016, driven by $14.6 million (47.2%) higher originations during the second quarter of 2017 as compared to the second quarter of 2016. The provision for losses was flat with the prior year quarter.

	2017		2016
(dollars in thousands, except average loan amount, unaudited)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Secured Installment Loans:
Revenue	$23,173	$23,669	$21,107	$19,920	$19,003
Provision for losses	4,955	7,436	7,159	6,897	4,916

Net revenue	$18,218	$16,233	$13,948	$13,023	$14,087

Net charge-offs	$6,481	$(2,235)	$6,588	$5,503	$5,043
Secured Installment gross combined loan balances:
Company owned	$76,286	$67,455	$63,157	$56,305	$51,743
Guaranteed by the Company(1)(2)	3,791	3,758	4,581	4,259	3,986

Secured Installment gross combined loans receivable(1)(2)	$80,077	$71,213	$67,738	$60,564	$55,729

Secured Installment Allowance for loan losses(3)(4)	$19,196	$20,270	$10,737	$10,135	$8,817
Secured Installment CSO guarantee liability(3)(4)	$834	$1,287	$1,148	$1,179	$1,103
Secured Installment Allowance for loan losses as a percentage of Secured Installment gross loans receivable	25.2%	30.0%	17.0%	18.0%	17.0%
Secured Installment CSO guarantee liability as a percentage of Secured Installment gross loans guaranteed by the Company	22.0%	34.2%	25.1%	27.7%	27.7%
Secured Installment past-due balances:
Secured Installment past-due gross loans receivable(4)	$12,091	$9,539	—	—	—
Secured Installment past-due gross loans receivable guaranteed by the Company(4)	$539	$647	—	—	—
Past-due gross Secured Installment gross loans receivable—percentage(2)(4)	15.8%	14.1%	—	—	—
Past-due gross Secured Installment gross loans receivable guaranteed by the Company—percentage(2)(4)	14.2%	17.2%	—	—	—
Secured Installment other information:
Originations(1)(5)	$45,596	$37,641	$43,803	$37,266	$30,981
Average loan amount(1)(5)	$1,231	$1,326	$1,197	$1,070	$1,006
Secured Installment ratios:
Provision as a percentage of originations	10.9%	19.8%	16.3%	18.5%	15.9%
Provision as a percentage of gross combined loans receivable	6.2%	10.4%	10.6%	11.4%	8.8%

(1)	Includes loans originated by third-party lenders through CSO programs, which are not included in our consolidated financial statements.
(2)	Non-GAAP measure.
(3)	Allowance for loan losses is reported as a contra-asset reducing gross loans receivable while the CSO guarantee liability is reported as a liability on our Consolidated Balance Sheets.

(4)	As part of the Q1 Loan Loss Recognition Change past-due receivables remain on our balance sheet until charged off. In all prior periods loans were written-off when a customer missed a scheduled payment.
(5)	We have revised previously-reported origination statistics to conform to current year methodology.

Open-End Loans

Open-End revenue and loans receivable remained flat compared to the prior year quarter.

Net revenue and loss rates improved compared to the second quarter of 2016. Net revenue was lower but loss rates were higher sequentially from the first quarter of 2017 primarily due to seasonality in the first quarter.

	2017		2016
(dollars in thousands, except average loan amount, unaudited)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Open-End Loans:
Revenue	$15,805	$17,907	$17,085	$16,652	$15,817
Provision for losses	4,298	3,265	6,283	7,295	5,736

Net revenue	$11,507	$14,642	$10,802	$9,357	$10,081

Net charge-offs	$4,343	$3,876	$6,085	$7,133	$5,438
Open-End gross combined loan balances:
Company owned	$26,771	$25,626	$30,462	$27,678	$26,981
Allowance for loan losses	$4,523	$4,572	$5,179	$4,981	$4,819
Originations(1)	$6,646	$5,463	$9,880	$8,621	$7,814
Average loan amount(1)	$451	$454	$459	$448	$453
Open-End Allowance for loan losses as a percentage of Open-End gross loans receivable	16.9%	17.8%	17.0%	18.0%	17.9%
Ratios:
Provision as a percentage of originations	64.7%	59.8%	63.6%	84.6%	73.4%
Provision as a percentage of gross combined loans receivable	16.1%	12.7%	20.6%	26.4%	21.3%

(1)	We have revised previously-reported origination statistics to conform to current year methodology.

Single-Pay

Single-Pay revenue, provision and combined loans receivable during the three and six months ended June 30, 2017 were affected by regulatory changes in Canada (rate changes in Ontario and British Columbia and product shift from Single-Pay to Installment in Alberta). Single-Pay revenue in the United States also declined compared to the prior year due to the continued shift toward Installment and Open-End products. The improvement in the provision for losses in the second quarter of 2017 as compared to the second quarter of 2016 was primarily due to a lower proportion of Single-Pay Loans in the United Kingdom where loan loss rates are higher than in the United States and Canada.

	2017		2016
(dollars in thousands, unaudited)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Single-Pay Loans:
Revenue	$63,241	$63,790	$77,617	$82,020	$78,237
Provision for losses	14,289	11,399	19,655	23,113	19,560

Net revenue	$48,952	$52,391	$57,962	$58,907	$58,677

Net charge-offs	$13,849	$12,499	$20,468	$22,914	$19,917
Single-Pay gross combined loan balances:
Company owned	$91,230	$80,375	$90,487	$94,873	$96,072
Guaranteed by the Company(1)(2)	—	48	1,092	2,326	2,027

Gross combined Single-Pay Loans receivable(1)(2)	$91,230	$80,423	$91,579	$97,199	$98,099

Allowance for loan losses(3)	$5,313	$4,720	$5,501	$6,064	$6,629
CSO guarantee liability(3)	—	16	274	644	561
Single-Pay Allowance for loan losses as a percentage of Single-pay gross loans receivable	5.8%	5.9%	6.1%	6.4%	6.9%
Single-Pay CSO guarantee liability as a percentage of Single-Pay gross loans guaranteed by the Company	—	33.3%	25.1%	27.7%	27.7%

(1)	Includes loans originated by third-party lenders through CSO programs, which are not included in our consolidated financial statements.
(2)	Non-GAAP measure.
(3)	Allowance for loan losses is reported as a contra-asset reducing gross loans receivable while the CSO guarantee liability is reported as a liability in our Consolidated Balance Sheets.

Supplemental Non-GAAP Financial Information

Non-GAAP Financial Measures

In addition to the financial information prepared in conformity with U.S. GAAP, we provide certain “non-GAAP financial measures” as defined under SEC rules, including:

•	EBITDA (earnings before interest, income taxes, depreciation and amortization);

•	Adjusted EBITDA (EBITDA plus or minus certain non-cash and other adjusting items);

•	Adjusted Earnings and Adjusted Earnings Per Share, or the Adjusted Earnings Measures (net income plus or minus gain (loss) on extinguishment of debt, restructuring and other costs, goodwill and intangible asset impairments, transaction-related costs, share-based compensation, intangible asset amortization and cumulative tax effect of adjustments, on a total and per share basis); and

•	Gross Combined Loans Receivable (includes loans originated by third-party lenders through CSO programs which are not included in our consolidated financial statements).

We believe that presentation of non-GAAP financial information is meaningful and useful in understanding the activities and business metrics of our operations. We believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with its GAAP results, provide a more complete understanding of factors and trends affecting our business.

We believe that investors regularly rely on non-GAAP financial measures, such as the Adjusted Earnings Measures, to assess operating performance and that such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with GAAP. In addition, we believe that the adjustments shown below are useful to investors in order to allow them to compare our financial results during the periods shown without the effect of each of these income or expense items. In addition, we believe that EBITDA, Adjusted EBITDA and Adjusted Earnings are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present EBITDA, Adjusted EBITDA and/or Adjusted Earnings when reporting their results.

We provide non-GAAP financial information for informational purposes and to enhance understanding of our GAAP consolidated financial statements. EBITDA, Adjusted EBITDA, Adjusted Earnings and Gross Combined Loans Receivable should not be considered as alternatives to income from continuing operations or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities or any other liquidity measure derived in accordance with U.S. GAAP. Rather, these measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. Readers should consider the information in addition to, but not instead of or superior to, our financial statements prepared in accordance with GAAP. This non-GAAP financial information may be determined or calculated differently by other companies, limiting the usefulness of those measures for comparative purposes.

Description and Reconciliations of Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA and the Adjusted Earnings Measures

EBITDA, Adjusted EBITDA and the Adjusted Earnings Measures have limitations as analytical tools, and you should not consider these measures in isolation or as a substitute for analysis of our income or cash flows as reported under U.S. GAAP. Some of these limitations are:

•	they do not include our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not include changes in, or cash requirements for our working capital needs;

•	they do not include the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	depreciation and amortization are non-cash expense items reported in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently, limiting their usefulness as comparative measures.

We evaluate our stores based on revenue per store, net charge-offs at each store and EBITDA per store, with consideration given to the length of time a store has been open and its geographic location. We monitor newer stores for their progress to profitability and their rate of revenue growth.

We believe EBITDA and Adjusted EBITDA are used by investors to analyze operating performance and evaluate our ability to incur and service debt and our capacity for making capital expenditures. Adjusted EBITDA is also useful to investors to help assess our estimated enterprise value. The computation of Adjusted EBITDA as presented below may differ from the computation of similarly-titled measures provided by other companies.

The following table sets forth a reconciliation of our net income to EBITDA and EBITDA to Adjusted EBITDA for the periods indicated:

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
(dollars in thousands)	2017	2016	2016	2015
Net income	$32,981	$40,082	$65,444	$17,769
Provision for income taxes	20,068	24,958	42,577	18,105
Interest expense	41,850	32,192	64,334	65,020
Depreciation and amortization	9,330	10,328	18,905	19,112

EBITDA	104,229	107,560	191,260	120,006

(Gain) loss on extinguishment of debt(1)	12,458	—	(6,991)	—
Restructuring and other costs(2)	—	1,481	3,618	4,291
Legal settlement cost(3)	1,950	—	—	—
Goodwill and intangible asset impairment(4)	—	—	—	2,882
Other adjustments(5)	(515)	(48)	(3)	1,602
Share-based cash and non-cash compensation(6)	1,306	519	1,148	1,271
Transaction-related costs(7)	2,400	—	329	824

Adjusted EBITDA	$121,828	$109,512	$189,361	$130,876

Adjusted EBITDA Margin	27.6%	27.6%	22.9%	16.1%

(1)	For the six months ended June 30, 2017, the $12.5 million loss from the extinguishment of debt was due to the redemption of CURO Intermediate’s 10.75% Senior Secured Notes due 2018 and our 12.00% Senior Cash Pay Notes due 2017. For year ended December 31, 2016, the $7.0 million gain resulted from the Company’s purchase of CURO Intermediate’s 10.75% Senior Secured Notes in September 2016.
(2)	Restructuring costs of $4.3 million for the year ended December 31, 2015 represented the expected costs to be incurred related to the closure of ten underperforming stores in the United Kingdom, restructuring costs of $3.6 million for the year ended December 31, 2016 represented the elimination of certain corporate positions in our Canadian headquarters and the costs incurred related to the closure of seven underperforming stores in Texas. Restructuring costs of $1.5 million for the six months ended June 30, 2016 primarily represented the expected costs to be incurred related to the closure of six underperforming stores in Texas.
(3)	Legal settlement cost relates to the accrual for the settlement of Harrison, et al v. Principal Investments, Inc. et al. See litigation discussion in Note 18 — Litigation in the Notes to our Interim Consolidated Financial Statements for further detail.
(4)	Goodwill and intangible asset impairment charges in 2015 include a non-cash goodwill impairment charge of $0.9 million, and non-cash impairment charges related to the Wage Day trade name intangible asset and customer relationship intangible asset of $1.8 million and $0.2 million, respectively.
(5)	Other adjustments include deferred rent and the intercompany foreign exchange impact. Deferred rent represents the non-cash component of rent expense. Rent expense is recognized ratably on a straight-line basis over the lease term.
(6)	The Company approved the adoption of a share-based compensation plan during 2010 for key members of its senior management team. The estimated fair value of share-based awards is recognized as non-cash compensation expense on a straight-line basis over the vesting period. During the second quarter of 2017, option holders were paid a bonus in conjunction with the dividend paid during the quarter. The expense recognized during the quarter related to the payment of the dividend on vested options. The remaining bonus will be paid over the vesting period of the unvested stock options.
(7)	Transaction-related costs include professional fees paid in connection with potential transactions.

In addition to reporting financial results in accordance with GAAP, we have provided the Adjusted Earnings Measures. We believe that the presentation of these measures provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments and amortization methods, which provides a more complete understanding of our financial performance, competitive position and prospects for the future.

The following table provides reconciliations between net income and diluted earnings per share calculated in accordance with GAAP to the Adjusted Earnings Measure, which are shown net of tax (in thousands, except per share data):

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
(in thousands, except per share data)	2017	2016	2016	2015
Net income	$32,981	$40,082	$65,444	$17,769
Adjustments:
Loss (gain) on extinguishment of debt(1)	12,458	—	(6,991)	—
Restructuring costs(2)	—	1,481	3,618	4,291
Legal settlement cost(3)	1,950	—	—	—
Goodwill and intangible asset impairment(4)	—	—	—	2,882
Transaction-related costs(5)	2,400	—	329	824
Share-based cash and non-cash compensation(6)	1,306	519	1,148	1,271
Intangible asset amortization	1,173	2,198	3,492	4,645
Cumulative tax effect of adjustments	(7,292)	(1,612)	(629)	(7,026)

Adjusted Earnings	$44,976	$42,668	$66,411	$24,656

Diluted earnings per share	$30.45	$37.32	$60.71	$16.45
Adjustments:
Loss (gain) on extinguishment of debt(1)	11.50	—	(6.49)	—
Restructuring costs(2)	—	1.38	3.36	3.97
Legal settlement cost(3)	1.80	—	—	—
Goodwill and intangible asset impairment(4)	—	—	—	2.67
Transaction-related costs(5)	2.22	—	0.31	0.76
Share-based cash and non-cash compensation(6)	1.21	0.48	1.06	1.18
Intangible asset amortization	1.08	2.05	3.24	4.30
Cumulative tax effect of adjustments	(6.73)	(1.50)	(0.58)	(6.51)

Adjusted Earnings per share	$41.53	$39.73	$61.61	$22.82

(1)	For the six months ended June 30, 2017, the $12.5 million loss from the extinguishment of debt was due to the redemption of CURO Intermediate’s 10.75% Senior Secured Notes due 2018 and our 12.00% Senior Cash Pay Notes due 2017. For year ended December 31, 2016, the $7.0 million gain resulted from the Company’s purchase of CURO Intermediate’s 10.75% Senior Secured Notes in September 2016.
(2)	Restructuring costs of $4.3 million for the year ended December 31, 2015 represented the expected costs to be incurred related to the closure of ten underperforming stores in the United Kingdom, restructuring costs of $3.6 million for the year ended December 31, 2016 represented the elimination of certain corporate positions in our Canadian headquarters and the costs incurred related to the closure of seven underperforming stores in Texas. Restructuring costs of $1.5 million for the six months ended June 30, 2016 primarily represented the expected costs to be incurred related to the closure of six underperforming stores in Texas.
(3)	Legal settlement cost relates to the accrual for the settlement of Harrison, et al v. Principal Investments, Inc. et al. See litigation discussion in Note 18, “Litigation” in the Notes to our Interim Consolidated Financial Statements for further detail.
(4)	Goodwill and intangible asset impairment charges in 2015 include a non-cash goodwill impairment charge of $0.9 million, and non-cash impairment charges related to the Wage Day trade name intangible asset and customer relationship intangible asset of $1.8 million and $0.2 million, respectively.
(5)	Transaction-related costs include professional fees paid in connection with potential transactions.

(6)	The Company approved the adoption of a share-based compensation plan during 2010 for key members of its senior management team. The estimated fair value of share-based awards is recognized as non-cash compensation expense on a straight-line basis over the vesting period. During the second quarter of 2017, option holders were paid a bonus in conjunction with the dividend paid during the quarter. The expense recognized during the quarter related to the payment of the dividend on vested options. The remaining bonus will be paid over the vesting period of the unvested stock options.

Gross Combined Loans Receivable

In addition to reporting loans receivable information in accordance with U.S. GAAP (see Note 7, “Loans Receivable and Revenue” in the Notes to Interim Consolidated Financial Statements included elsewhere in this prospectus), we provide below gross combined loans receivable consisting of owned loans receivable plus loans funded by third-party lenders through the CSO programs, which we guarantee but do not include in our Consolidated Financial Statements. Management believes this analysis provides investors with important information needed to evaluate overall lending performance.

The following table reconciles our Company-owned gross loans receivable to gross combined loans receivable.

	Three Months Ended
(in millions)	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Company-owned gross loans receivable	$350.3	$304.8	$286.2	$244.6	$233.1	$220.7	$252.2
Gross loans receivable guaranteed by the Company	62.1	57.8	68.0	58.7	52.6	45.4	60.2

Gross combined loans receivable	$412.4	$362.6	$354.2	$303.3	$285.7	$266.1	$312.4

Gross combined loans receivable by product are presented below:

Gross Combined Loans Receivable

Gross combined loans receivable were $412.4 million and $285.7 million at June 30, 2017 and 2016, respectively, and $354.2 million, and $312.4 million, at December 31, 2016 and 2015, respectively. The increase for both periods was a result of Installment Loan growth and the increase in the first quarter of 2017 was also impacted by the Q1 Loss Recognition Change. Installment Loans that are up to 90 days past due are included in gross combined loans receivable in amounts disclosed in the following table beginning January 1, 2017. Excluding the year-over-year effect of including past-due loans at June 30, 2017, gross combined loans receivable grew $72.4 million, or 25.3%, compared to June 30, 2016.

Results of Operations

Six Months Ended June 30, 2017 Compared with Six Months Ended June 30, 2016

The following table sets forth our results of operations for the six months ended June 30, 2017 compared to the six months ended June 30, 2016:

	Six Months Ended June 30,		Change
(dollars in thousands, unaudited)	2017	2016	$	%
Consolidated Statements of Income Data:
Revenue	$441,524	$396,768	$44,756	11.3%
Provision for losses	127,182	100,278	26,904	26.8%

Net revenue	314,342	296,490	17,852	6.0%

Advertising costs	19,329	17,094	2,235	13.1%
Non-advertising costs of providing services	118,106	116,372	1,734	1.5%

Total cost of providing services	137,435	133,466	3,969	3.0%

Gross margin	176,907	163,024	13,883	8.5%
Operating expense
Corporate, district and other	69,550	64,311	5,239	8.1%
Interest expense	41,850	32,192	9,658	30.0%
Loss on extinguishment of debt	12,458	—	12,458	#
Restructuring costs	—	1,481	(1,481)	#

Total operating expense	123,858	97,984	25,874	26.4%

Net income before taxes	53,049	65,040	(11,991)	(18.4)%
Provision for income taxes	20,068	24,958	(4,890)	(19.6)%

Net income	$32,981	$40,082	$(7,101)	(17.7)%

Net income	$32,981	$40,082	$(7,101)	(17.7)%
Adjustments:
Loss on extinguishment of debt(1)	12,458	—	12,458	#
Restructuring cost(2)	—	1,481	(1,481)	#
Legal settlement costs(3)	1,950	—	1,950	#
Transaction-related costs(4)	2,400	—	2,400	#
Share-based cash and non-cash compensation(5)	1,306	519	787	#
Intangible asset amortization	1,173	2,198	(1,025)	(46.6)%
Cumulative tax effect of adjustments	(7,292)	(1,612)	(5,680)	#

Adjusted earnings	$44,976	$42,668	$2,308	5.4%

#—	Variance greater than 100% or not meaningful.
(1)	For the six months ended June 30, 2017, the $12.5 million loss from the extinguishment of debt was due to the redemption of CURO Intermediate’s 10.75% Senior Secured Notes due 2018 and our 12.00% Senior Cash Pay Notes due 2017. For year ended December 31, 2016, the $7.0 million gain resulted from the Company’s purchase of CURO Intermediate’s 10.75% Senior Secured Notes in September 2016.
(2)	Restructuring costs of $1.5 million for the six months ended June 30, 2016 primarily represented costs related to the closure of six underperforming stores in Texas.
(3)	Legal settlement cost relates to the accrual for the settlement of the Harrison, et al v. Principal Investment, Inc. et al. See litigation discussion in Note 18 — Litigation in the Notes to our Interim Consolidated Financial Statements for further detail.
(4)	Transaction-related costs include professional fees paid in connection with potential transactions.

(5)	The Company approved the adoption of a share-based compensation plan during 2010 for key members of its senior management team. The estimated fair value of share-based awards is recognized as non-cash compensation expense on a straight-line basis over the vesting period. During the second quarter of 2017, option holders were paid a bonus in conjunction with the dividend paid during the quarter. The expense recognized during the quarter related to the payment of the dividend on vested options. The remaining bonus will be paid over the vesting period of the unvested stock options.

Revenue and Net Revenue

Revenue increased $44.8 million, or 11.3%, to $441.5 million for the six months ended June 30, 2017 from $396.8 million for the six months ended June 30, 2016. U.S. revenue increased $49.7 million on volume growth, U.K. revenue increased $1.2 million (21.5% increase on a constant currency basis), and Canada declined $6.1 million (6.2% on a constant currency basis) because of regulatory impacts on rates and product mix.

Provision for losses increased $26.9 million, or 26.8%, to $127.2 million for the six months ended June 30, 2017 from $100.3 million for the prior year period because of higher origination volumes and higher loan balances. This is explained more fully in the segment analysis that follows.

Cost of Providing Services

The total cost of providing services increased $4.0 million, or 3.0%, to $137.4 million for the six months ended June 30, 2017, compared to $133.5 million for the six months ended June 30, 2016 due primarily to growth in occupancy costs and 13.1% higher marketing spend.

Operating Expenses

Corporate, district and other expenses increased $5.2 million due to $2.4 million of transaction-related costs, a $2.0 million legal accrual during the second quarter of 2017 and higher payroll costs. These increases were partially offset by cost savings from Canadian back-office consolidation during the third quarter of 2016.

Other changes in operating expenses were affected by a pretax loss of $12.5 million on the extinguishment of our 12.00% Senior Cash Pay Notes due 2017 and CURO Intermediate Holdings Corp.’s 10.75% Senior Secured Notes due 2018, as well as additional interest expense of approximately $4.5 million for accrued interest on the retired notes through the redemption notice period, and increased debt outstanding.

Provision for Income Taxes

Our effective tax rate for the six months ended June 30, 2017 was 37.8% compared to 38.4% for the prior year.

Six Months Ended June 30, 2017 Compared with Six Months Ended June 30, 2016 - Segment Analysis

We report financial results for three reportable segments: the United States, Canada and the United Kingdom. Following are a recap of results of operations for the segment and period indicated:

U.S. Segment Results
	Six months ended June 30,		Change
(dollars in thousands)	2017	2016	$	%
Revenue	$338,086	$288,427	$49,659	17.2%
Provision for losses	101,152	78,034	23,118	29.6%

NET REVENUE	236,934	210,393	26,541	12.6%
Advertising costs	12,591	10,337	2,254	21.8%
Non-advertising costs of providing services	84,091	81,746	2,345	2.9%

Total cost of providing services	96,682	92,083	4,599	5.0%

GROSS MARGIN	140,252	118,310	21,942	18.5%

Corporate, district and other	53,042	43,420	9,622	22.2%
Interest expense	41,768	32,140	9,628	30.0%
Loss on extinguishment of debt	12,458	—	12,458	#
Intercompany interest income	(2,521)	(2,622)	101	(3.9)%
Restructuring and other costs	—	1,102	(1,102)	#

TOTAL OPERATING EXPENSES	104,747	74,040	30,707	41.5%

NET INCOME BEFORE TAXES	35,505	44,270	(8,765)	(19.8)%
Provision for income taxes	15,635	18,986	(3,351)	(17.6)%

NET INCOME	19,870	25,284	(5,414)	(21.4)%
Provision for income taxes	15,635	18,986	(3,351)	(17.6)%
Interest expense	39,247	29,518	9,729	33.0%
Depreciation and amortization	6,753	6,939	(186)	(2.7)%

EBITDA	81,505	80,727	778	1.0%
Loss on extinguishment of debt	12,458	—	12,458	#
Restructuring and other costs	2,400	1,103	1,297	#
Legal settlement cost	1,950	—	1,950	#
Other adjustments	(20)	76	(96)	#
Share-based cash and non-cash compensation	1,302	519	783	#

ADJUSTED EBITDA	$99,595	$82,425	$17,170	20.8%

#—Variance greater than 100% or not meaningful

U.S revenue growth was driven by a $34.7 million, or 15.5%, increase in gross combined loans receivable (excluding past due loans) to $258.6 million at June 30, 2017 compared to $223.9 million in the prior year period. Strong volume growth in our Unsecured Installment product was driven by year-over-year increases of $58.2 million, or 28.3%, in originations. Secured Installment originations grew $25.9 million compared to the same period a year ago.

The increase of $23.1 million or 29.6% in the provision for losses was primarily driven by volume growth but was also affected by the Q1 Loss Recognition Change as follows:

•

Volume impact. Unsecured and Secured Installment Loan origination dollar volume increased $58.2 million and $25.9 million, respectively year-over-year. Applying last year’s provision rates for the six months ended June 30, 2017 as a percentage of originations, Unsecured and Secured Installment volume added $13.3 million and $2.9 million, respectively to the provision for losses versus the same period a year ago.

•	Rate impact. The provision rate as a percentage of originations for Unsecured Installment Loans for the six months ended June 30, 2017 was 26.4% versus 22.8% the same period in the prior year, and the provision rate as a percentage of originations for Secured Installment Loans for the six months ended June 30, 2017 was 14.9% versus 11.1% in the same period in the prior year. The increase is due to two factors. First, historically the first quarter provision rates for all products have been lower seasonally because of higher recoveries from tax refunds and related seasonal decline in loan balances. Prospectively, we would expect less seasonal effect in first quarters. Second, provision rates for the six months ended June 30, 2017 were adjusted to include accrued interest on past-due loans. The change in provision rate for the Unsecured and Secured Installment Loans origination volume for the six months ended June 30, 2017 added approximately $7.5 million and $2.1 million, respectively, to the provision for losses.

•	Past-due loan impact. The Q1 Loss Recognition Change added an average of $21.1 million and $8.2 million of Unsecured and Secured Installment past-due principal balances, respectively, that would not have been recognized prior to January 1, 2017 since loans were previously charged off when a scheduled payment was missed. Using current Unsecured and Secured loss provision rates as a percentage of gross combined loans receivable, this change added approximately $3.3 million to the provision for losses.

The result of this change in estimate resulted in an approximately $36.2 million of Installment Loans at June 30, 2017 that remained on our balance sheet that were between 1 and 90 days delinquent, as compared to none in the prior year period. Additionally, the installment allowance for loan losses as of June 30, 2017 of $46.3 million includes an estimated allowance of $22.3 million for the Installment Loans between 1 and 90 days delinquent, as compared to none in the prior year period.

The result of this change in estimate resulted in an approximately $8.7 million of Installment Loans guaranteed by the company at June 30, 2017 that were between 1 and 90 days delinquent, as compared to none in the prior year period. Additionally, the installment CSO guarantee liability as of June 30, 2017 of $15.6 million includes an estimated liability of $3.8 million for the Installment Loans guaranteed by the company that were between 1 and 90 days delinquent, as compared to none in the prior year period.

Recap of year-over-year change in U.S. provision for losses:

	Six Months Ended June 30, 2017 compared to Six Months Ended June 30, 2016
(in millions)	Unsecured Installment	Secured Installment	Consolidated
Installment Loans impact:
Volume impact	$13.3	$2.9	$16.2
Rate impact	7.5	2.1	9.6
Past-due loan impact	2.9	0.4	3.3

Total Installment Loan impact	23.7	5.4	29.1
Single-Pay Loans impact (volume and rate)	—	—	(2.8)
Open-End Loans impact (volume and rate)	—	—	(3.2)

Total	$23.7	$5.4	$23.1

U.S. cost of providing services for the six months ended June 30, 2017 were $96.7 million, an increase of $4.6 million, or 5.0%, compared to $92.1 million for the six months ended June 30, 2016. This increase was due to $2.3 million (21.8%) higher marketing spend, modest increases in volume-driven expenses and increases in store security, maintenance and payroll costs.

Operating expenses increased $30.7 million, or 49.7%, to $104.7 million compared to $74.0 million in the prior year period due to the impact of the February 2017 debt offering and redemption which resulted in higher interest expense of $3.9 million related to the 30-day redemption period for redeemed bonds, additional $10.3 million of additional interest expense due to increased debt outstanding, a $12.5 million loss on the extinguishment of debt from prepayment costs, a $2.0 million legal accrual and higher payroll and information technology-related costs.

Canada Segment Results
	Six months ended June 30,		Change
(dollars in thousands)	2017	2016	$	%
Revenue	$85,161	$91,221	$(6,060)	(6.6)%
Provision for losses	20,528	17,770	2,758	15.5%

NET REVENUE	64,633	73,451	(8,818)	(12.0)%
Advertising costs	4,045	4,154	(109)	(2.6)%
Other costs of providing services	30,326	30,621	(295)	(1.0)%

Total cost of providing services	34,371	34,775	(404)	(1.2)%

GROSS MARGIN	30,262	38,676	(8,414)	(21.8)%

Corporate, district and other	7,747	9,330	(1,583)	(17.0)%
Interest expense	82	64	18	28.1%
Intercompany interest	2,208	2,036	172	8.4%

TOTAL OPERATING EXPENSES	10,037	11,430	(1,393)	(12.2)%

NET INCOME BEFORE TAXES	20,225	27,246	(7,021)	(25.8)%
Provision for income taxes	4,433	6,050	1,617	26.7%

NET INCOME	15,792	21,196	(8,638)	(40.8)%
Provision for income taxes	4,433	6,050	1,617	26.7%
Interest expense	2,290	2,100	(190)	(9.0)%
Depreciation and amortization	2,219	2,922	703	24.1%

EBITDA	24,734	32,268	(6,508)	(20.2)%
Other adjustments	(472)	(334)	138	(41.3)%

ADJUSTED EBITDA	$24,262	$31,934	$(6,370)	(19.9)%

Revenue in Canada was affected by product transition in Alberta from Single-Pay to Unsecured Installment Loans and the impact of regulatory rate changes in Ontario and British Columbia.

Non-Alberta Single-Pay revenue decreased $2.4 million, or 3.3%, to $70.0 million for the six months ended June 30, 2017 from $72.3 in the prior year period, because of lower rates from provincial regulatory changes effective January 1, 2017. The impact of the rate changes was mitigated partially by higher origination volume. The year-over-year effect of regulatory rate changes in Ontario and British Columbia would have implied a decline in revenue of $9.1 million. However, higher origination volumes offset the effect of rate changes by approximately $6.7 million. Single-Pay origination dollar volumes in Canada (excluding Alberta) increased $38.4 million, or 11.7%, to $366.7 million from $328.3 million in the prior year, and Single-Pay ending receivables (excluding Alberta) were up $7.1 million, or 17.9%, compared to the prior year quarter.

In Alberta Single-Pay receivables in the six months ended June 30, 2016 averaged $7.0 million and related Single-Pay revenue was $14.7 million. In the six months ended June 30, 2017, Alberta had $27.9 million in average Unsecured Installment receivables and $7.5 million of related revenue. As of June 30, 2017, $36.8 million of Unsecured Installment receivables were outstanding in Alberta.

The provision for losses rose $2.8 million or 15.5% to $20.5 million in the six months ended June 30, 2017 from $17.8 million in the prior year period. As in the U.S., the increase is due to higher loan volume.

The cost of providing services in Canada slightly decreased from the prior year due primarily to decline in salaries and benefits and advertising, partially offset by an increase in occupancy expense, due to more stores during the six months ended June 30, 2017 as compared to the prior year, as well as an increase in store maintenance costs.

Operating expenses were down $1.4 million, or 12.2%, to $10.0 million in the six months ended June 30, 2017 from $11.4 million in the prior year period due to the consolidation of certain back-office functions during the third quarter of 2016.

U.K. Segment Results
	Six months ended June 30,		Change
(dollars in thousands)	2017	2016	$	%
Revenue	$18,277	$17,120	$1,157	6.8%
Provision for losses	5,502	4,474	1,028	23.0%

NET REVENUE	12,775	12,646	129	1.0%
Advertising costs	2,692	2,604	88	3.4%
Non-advertising costs of providing services	3,690	4,004	(314)	(7.8)%

Total cost of providing services	6,382	6,608	(226)	(3.4)%

GROSS MARGIN	6,393	6,038	355	5.9%

Corporate, district and other	8,761	11,561	(2,800)	(24.2)%
Interest expense (income)	1	(12)	(13)	#
Intercompany interest	312	586	(274)	(46.8)%
Restructuring and other costs	—	379	(379)	#

TOTAL OPERATING EXPENSES	9,074	12,514	(3,440)	(27.5)%

NET LOSS BEFORE TAXES	(2,681)	(6,476)	3,795	58.6%
Provision (benefit) for income taxes	—	(78)	(78)	#

NET LOSS	(2,681)	(6,398)	3,717	58.1%
Provision (benefit) for income taxes	—	(78)	(78)	#
Interest expense	313	574	261	45.5%
Depreciation and amortization	357	467	110	23.6%

EBITDA	(2,011)	(5,435)	3,424	63.0%
Restructuring and other costs	—	378	378	#
Other adjustments	(18)	210	228	#

ADJUSTED EBITDA	$(2,029)	$(4,847)	$2,818	58.1%

#—Variance greater than 100% or not meaningful

U.K. revenue improved $1.2 million, or 6.8%, to $18.3 million for the six months ended June 30, 2017 from $17.1 million in the prior year period. On a constant currency basis, revenue was up $3.7 million, or 21.5%. Provision for losses increased $1.0 million, or 23.0%, and $1.8 million, or 39.5%, on a constant currency basis, due to growth in Installment Loans receivable.

The cost of providing services in the United Kingdom declined $0.2 million, or 3.4%, from the prior year six months to $6.4 million for the six months ended June 30, 2017 from $6.6 million in the prior year period. On a constant currency basis the cost of providing services increased $0.6 million, or 9.8%.

Operating expenses were down $3.4 million, or 27.5%, to $9.1 million in the six months ended June 30, 2017 from $12.5 million in the prior year period, and on a constant currency basis were down $1.4 million, or 11.8%, due primarily to a decline in payroll expense at our U.K. corporate office, and the prior year restructuring charges related to store closures.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

The following table sets forth our results of operations for the year ended December 31, 2016 compared with the year ended December 31, 2015:

	Year Ended December 31,		Change
(dollars in thousands)	2016	2015	$	%
Consolidated Statements of Income Data:
Revenue	$828,596	$813,131	$15,465	1.9%
Provision for losses	258,289	281,210	(22,921)	(8.2)%

Net revenue	570,307	531,921	38,386	7.2%
Cost of Providing Services	277,051	293,320	(16,269)	(5.5)%

Gross Margin	293,256	238,601	54,655	22.9%
Operating Expense
Corporate, district and other	124,274	130,534	(6,260)	(4.8)%
Interest expense	64,334	65,020	(686)	(1.1)%
Goodwill and intangible asset impairment charges	—	2,882	2,882	#
Gain on extinguishment of debt	(6,991)	—	(6,991)	#
Restructuring costs	3,618	4,291	(673)	(15.7)%

Total operating expense	185,235	202,727	(17,492)	(8.6)%

Net Income Before Taxes	108,021	35,874	72,147	#
Provision for income taxes	42,577	18,105	24,472	#

Net Income	$65,444	$17,769	$47,675	# %

Net Income	$65,444	$17,769	$47,675	# %
Adjustments:
Gain on extinguishment of debt(1)	(6,991)	—	(6,991)	#
Restructuring costs(2)	3,618	4,291	(673)	(15.7)%
Goodwill and intangible asset impairment(3)	—	2,882	(2,882)	#
Transaction-related costs(3)	329	824	(495)	(60.1)%
Share-based compensation(4)	1,148	1,271	(123)	(9.7)%
Intangible asset amortization	3,492	4,645	(1,153)	(24.8)%
Cumulative tax effect of adjustments	(629)	(7,026)	6,397	91.0%

Adjusted Earnings	$66,411	$24,656	$41,755	# %

#—Variance greater than 100% or not meaningful

(1)	For the year ended December 31, 2016, the $7.0 million gain on extinguishment of debt resulted from the Company’s purchase of CURO Intermediate’s 10.75% Senior Secured Notes in September 2016.
(2)	Restructuring costs of $4.3 million for the year ended December 31, 2015 represented the expected costs to be incurred related to the closure of ten underperforming stores in the United Kingdom. Restructuring costs of $3.6 million for the year ended December 31, 2016 represented the elimination of certain corporate positions in our Canadian headquarters and the costs incurred related to the closure of seven under-performing stores in Texas.
(3)	Transaction-related costs include professional fees paid in connection with potential transactions.
(4)	The Company approved the adoption of a share-based compensation plan during 2010 for key members of its senior management team. The estimated fair value of share-based awards is recognized as non-cash compensation expense on a straight-line basis over the vesting period.

Revenue and Net Revenue

Revenue increased $15.5 million, or 1.9%, to $828.6 million for the year ended December 31, 2016 from $813.1 million for the prior year. Volume growth in the United States and revenue growth in Canada driven by de novo store expansion and modest same-store volume growth, were partially offset by a decline in U.K. revenue due to currency translation impact, product mix and volume changes, as well as the closure of nearly half of the U.K. stores in December 2015. A detailed discussion of results by segment is included in the Segment Analysis below.

Provision for losses decreased by $22.9 million, or 8.2%, to $258.3 million in the year ended December 31, 2016 from $281.2 million in the prior year. Improved performance in the United States resulted from continuous refinements and improvements to scoring models, portfolio seasoning, and improved collection efforts. Lower relative customer acquisition spend in 2016 reduced the volume mix attributable to new customers compared to the same period a year ago. In the United Kingdom, loss provisions have improved because of tightened underwriting and seasoning. The increase in the provision for losses in Canada was due to the growth of newer bankline loan products, which have a higher provision rate as a percent of revenue than traditional Canadian single-pay products.

Cost of Providing Services

The total cost of providing services decreased $16.3 million, or 5.5%, to $277.1 million in 2016, compared to $293.3 million in the prior year primarily due to a decline in advertising expense of $21.7 million, or 33.1%, compared to the prior year, as we normalized customer acquisition in 2016 to maintain earning-asset levels but without the elevated levels of new customer investment of 2015. In addition, cost-per-funded loan improved significantly year-over-year so less total spend was necessary to drive similar customer volumes. Salaries and benefits also declined compared to the prior year driven by the closure of ten stores in the United Kingdom in December 2015. These declines were partially offset by an increase in other store operating expense which was attributable to higher collections costs, partially offset by a decline in store maintenance costs associated with store refurbishments that took place in the prior year.

Operating Expense

Corporate, district and other expenses declined 4.8% in the year ended December 31, 2016 primarily because of U.K. store closures in 2015, a decrease in payroll costs at our U.K. corporate office, and declines in U.K. collections and office expense, as well as the impact of Canadian back-office consolidation during 2016, and the impact of certain intangible assets related to the 2011 Cash Money acquisition which became fully amortized. These declines were partially offset by an increase in U.S. corporate expense from higher payroll costs for additional headcount (primarily analytics and technology) and an increase in variable, performance-based compensation, as well as an increase in professional fees and office expense.

Other changes in operating expenses were affected by a pretax gain of $7.0 million related to the discount on the repurchase of $25.1 million of CFTC’s outstanding May 2011 10.75% Senior Secured Notes, as well as $3.6 million of restructuring costs related to the elimination of certain positions, primarily Finance and IT, at our Canadian headquarters, and the closure of seven underperforming The Money Box stores in Texas, and one store in Missouri that we were unable to reopen after it was damaged by a fire, and costs related to the 2015 closure of ten U.K. stores.

Results in 2015 were also impacted by a $2.9 million non-cash goodwill and intangible asset impairment charges, and $4.3 million of costs related to the closure of ten U.K. stores mentioned above. These costs primarily consisted of adjustments to lease obligations associated with these locations.

Provision for Income Taxes

Our effective tax rate for the year ended December 31, 2016 was 39.4% compared to 50.5% for the year ended December 31, 2015. Our recorded income tax expense is affected by our mix of domestic and foreign earnings.

2016 Compared to 2015—Segment Analysis

Following is the detail of the results of operations for the each segment for the years ended December 31, 2016 and 2015:

United States

U.S. Segment Results
	Year Ended December 31,		Change
(dollars in thousands)	2016	2015	$	%
Revenue	$606,798	$573,664	$33,134	5.8%
Provision for losses	207,748	222,867	(15,119)	(6.8)%

Net revenue	399,050	350,797	48,253	13.8%
Cost of providing services	194,722	199,169	(4,447)	(2.2)%

Gross Margin	204,328	151,628	52,700	34.8%
Operating Expenses
Corporate, district and other	75,907	69,455	6,452	9.3%
Interest expense	64,276	64,910	(634)	(1.0)%
(Gain) Loss on extinguishment of debt	(6,991)	—	(6,991)	#
Intercompany interest income	(5,741)	(5,848)	107	(1.8)%
Restructuring costs	1,726	—	1,726	#

Total operating expense	129,177	128,517	660	0.5%

Net Income before Taxes	75,151	23,111	52,040	#
Provision for income taxes	30,055	7,814	22,241	#

Net Income	$45,096	$15,297	$29,799	#

Net Income	$45,096	$15,297	$29,799	#
Adjustments:
Gain on extinguishment of debt	(6,991)	—	(6,991)	#
Restructuring costs	1,726	—	1,726	#
Transaction-related costs	329	824	(495)	60.1%
Share-based compensation	1,148	1,271	(123)	(9.7)%
Intangible asset amortization	2,680	2,330	350	15.0%
Cumulative tax effect of adjustments	437	(2,235)	2,672	#

Adjusted Earnings	$44,425	$17,487	$26,938	#

#—Variance greater than 100% or not meaningful

Total revenue for our U.S. operations was $606.8 million for 2016, an increase of $33.1 million, or 5.8%, compared to the prior year. Revenue growth was driven by our online channel.

Gross margin for our U.S. operations for 2016 was $204.3 million, an increase of $52.7 million, or 34.8%, compared to the prior year. Gross margin as a percent of revenue improved to 33.7%, compared to 26.4% in the prior year from improvement in the provision for losses due to relative new customer mix and growth, related portfolio seasoning, and improved credit scoring and collection trends; as well as a $21.7 million decrease in advertising expense.

Operating expenses in the United States were flat with the prior year. An increase in corporate expense from higher payroll costs for additional headcount (primarily analytics and technology), an increase in variable, performance-based compensation, as well as an increase in professional fees and office expense, was more than offset by a $7.0 million gain on the extinguishment of $25.1 million of CURO Financial Technologies’ May 2011 10.75% Senior Secured Notes.

Canada

Canada Segment Results
	Year Ended December 31,		Change
(dollars in thousands)	2016	2015	$	%
Revenue	$188,078	$184,859	$3,219	1.7%
Provision for losses	39,917	37,317	2,600	7.0%

Net revenue	148,161	147,542	619	0.4%
Cost of providing services	69,522	70,073	(551)	(0.8)%

Gross Margin	78,639	77,469	1,170	1.5%
Operating Expenses
Corporate, district and other	28,001	31,121	(3,120)	(10.0)%
Interest expense	85	149	(64)	(43.0)%
Intercompany interest expense	4,602	4,761	(159)	(3.3)%
Restructuring costs	898	—	898	#

Total operating expense	33,586	36,031	(2,445)	(6.8)%

Net Income Before Taxes	45,053	41,438	3,615	8.7%
Provision for income taxes	12,662	11,266	1,396	12.4%

Net Income	$32,391	$30,172	$2,219	7.4%

Net Income	$32,391	$30,172	$2,219	7.4%
Adjustments:
Restructuring costs	898	—	898	#
Intangible asset amortization	806	1,989	(1,183)	(59.5)%
Cumulative tax effect of adjustments	(671)	(1,004)	333	33.2%

Adjusted Earnings	$33,424	$31,157	$2,267	7.3%

#—Variance greater than 100% or not meaningful

Total revenue for our Canadian operations was $188.1 million for 2016, an increase of $3.2 million, or 1.7%, compared to the prior year. Growth in Canada was driven by our de novo store expansion and modest same-store volume growth in Ontario, Nova Scotia, British Columbia and Saskatchewan, which offset a $3.8 million, or 11.8%, decline in Alberta due to the statutory rate change.

The gross margin for our Canadian operations for 2016 was $78.6 million, an increase of $1.2 million, or 1.5%, compared to the prior year. Gross margin as a percent of revenue declined slightly in the current year to 41.8% from 41.9% for the prior year.

Operating expenses in Canada decreased $2.4 million, or 6.8%, from the prior year due primarily to the net impact of the elimination of 35 corporate positions in our Canadian headquarters (primarily finance and technology). Amortization expense also declined as certain intangible assets related to the 2011 Cash Money acquisition became fully amortized.

United Kingdom

U.K. Segment Results
	Year Ended December 31,		Change
(dollars in thousands)	2016	2015	$	%
Revenue	$33,720	$54,608	$(20,888)	(38.3)%
Provision for losses	10,624	21,026	(10,402)	(49.5)%

Net revenue	23,096	33,582	(10,486)	(31.2)%
Cost of providing services	12,807	24,078	(11,271)	(46.8)%

Gross Margin	10,289	9,504	785	8.3%
Operating Expenses
Corporate, district and other	20,366	29,958	(9,592)	(32.0)%
Interest income	(27)	(39)	12	(30.8)%
Goodwill and impairment charges	—	2,882	(2,882)	#
Intercompany interest expense	1,139	1,087	52	4.8%
Restructuring costs	994	4,291	(3,297)	(76.8)%

Total operating expense	22,472	38,179	(15,707)	(41.1)%

Net Loss Before Taxes	(12,183)	(28,675)	16,492	(57.5)%
Income tax benefit	(140)	(975)	835	(85.6)%

Net Loss	$(12,043)	$(27,700)	$15,657	(56.5)%

Net Loss	$(12,043)	$(27,700)	$15,657	(56.5)%
Adjustments:
Goodwill and impairment charges	—	2,882	(2,882)	#
Restructuring costs	994	4,291	(3,297)	(76.8)%
Intangible asset amortization	6	326	(320)	(98.2)%
Cumulative tax effect of adjustments	(394)	(3,787)	3,393	89.6%

Adjusted Earnings	$(11,437)	$(23,988)	$12,551	(52.3)%

#—Variance greater than 100% or not meaningful

Total revenue in the United Kingdom was $33.7 million for 2016, a decrease of $20.9 million, or 38.3%. The decline in the British Pound Sterling from an average exchange rate of $1.5282 for the year ended December 31, 2015 to an average exchange rate of $1.3552 for the year ended December 31, 2016, had a negative impact on our consolidated results. On a constant currency basis, revenue in the United Kingdom decreased $16.5 million, or 30.2%, compared to the prior year. Revenue declined in the United Kingdom because of product mix and volume changes, as well as the closure of nearly half of the U.K. stores in December 2015.

The gross margin for our U.K. operations for 2016 was $10.3 million, an increase of $0.8 million, or 8.3%, compared to the prior year. Gross margin as a percent of revenue improved to 30.5% compared to 17.4% in the prior year. Improvement in the provision for losses, lower advertising expense, and the impact of the closure of the ten stores to occupancy and salaries and benefits expense all contributed to gross margin improvement.

Unaudited Quarterly Results of Operations

The following table contains our unaudited consolidated quarterly statement of income data for each of the eight quarters preceding and including the quarter ended June 30, 2017. We derived this information from our unaudited consolidated financial statements, which, in the opinion of management have been prepared on the same basis as our audited consolidated financial statements and include all adjustments necessary for the fair presentation of the financial information for the quarters presented. You should read this information in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
Revenue	$216,944	$224,580	$218,904	$212,924	$194,307	$202,461	$216,843	$212,804
Provision for losses	65,446	61,736	80,987	77,024	58,029	42,249	83,996	93,069

Net revenue	151,498	162,844	137,917	135,900	136,278	160,212	132,847	119,735
Cost of providing services
Salaries and benefits	26,300	26,433	25,182	26,273	26,108	26,978	25,834	27,213
Occupancy	13,511	14,095	14,141	13,345	13,864	13,159	13,780	13,507
Office	4,936	4,868	6,169	4,816	4,729	4,749	6,152	5,547
Other costs of providing services	13,108	14,855	14,232	12,600	12,430	14,355	13,331	12,082
Advertising	11,641	7,688	14,996	11,831	10,296	6,798	14,351	22,203

Total cost of providing services	69,496	67,939	74,720	68,865	67,427	66,039	73,448	80,552

Gross margin	82,002	94,905	63,197	67,035	68,851	94,173	59,399	39,183

Operating (income) expense
Corporate and district	36,085	33,266	29,556	30,807	32,056	32,700	35,417	30,357
Interest expense	18,484	23,366	16,155	15,987	16,039	16,153	16,415	16,192
Loss (gain) on extinguishment of debt	—	12,458	—	(6,991)	—	—	—	—
Restructuring costs	—	—	651	1,486	186	1,295	4,257	—
Goodwill and intangible asset impairment charges	—	—	—	—	—	—	—	2,882
Other (income)/ expense	472	(273)	(286)	(114)	(464)	19	2,229	(316)

Total other expense	55,041	68,817	46,076	41,175	47,817	50,167	58,318	49,115

Net income (loss) before taxes	26,961	26,088	17,121	25,860	21,034	44,006	1,081	(9,932)
Provision for income tax expense (benefit)	10,619	9,450	7,536	10,083	7,862	17,096	(7,242)	2,628

Net income (loss)	$16,342	$16,638	$9,585	$15,777	$13,172	$26,910	$8,323	$(12,560)

Adjustments to arrive at Adjusted Earnings:
Net income (loss)	$16,342	$16,638	$9,585	$15,777	$13,172	$26,910	$8,323	$(12,560)
Loss (gain) on extinguishment of debt	—	12,458	—	(6,991)	—	—	—	—
Restructuring costs	—	—	651	1,486	186	1,295	4,257	—
Legal settlement cost	1,950	—	—	—	—	—	—	—
Goodwill and intangible asset impairment	—	—	—	—	—	—	—	2,882
Transaction-related costs	146	2,254	183	146	—	—	(46)	449
Share-based cash and non-cash compensation	1,180	126	311	318	213	306	318	318
Intangible asset amortization	590	583	784	509	1,121	1,078	1,093	1,194
Cumulative effect of tax adjustments	(1,523)	(5,582)	(791)	1,824	(623)	(1,039)	(2,839)	(2,446)

Adjusted Earnings (Loss)	$18,685	$26,477	$10,723	$13,069	$14,069	$28,550	$11,106	$(10,163)

Adjustments to arrive at Adjusted EBITDA:
Net income (loss)	$16,342	$16,638	$9,585	$15,777	$13,172	$26,910	$8,323	$(12,560)
Provision for income taxes	10,619	9,450	7,536	10,083	7,862	17,096	(7,242)	2,628
Interest expense	18,484	23,366	16,155	15,987	16,039	16,153	16,415	16,192
Depreciation and amortization	4,676	4,654	4,661	3,916	5,547	4,781	4,815	4,883

EBITDA	50,121	54,108	37,937	45,763	42,620	64,940	22,311	11,143
Loss (gain) on extinguishment of debt	—	12,458	—	(6,991)	—	—	—	—
Restructuring costs	—	—	651	1,486	186	1,295	4,257	—
Legal settlement cost	1,950	—	—	—	—	—	—	—
Goodwill and intangible asset impairment	—	—	—	—	—	—	—	2,882
Other adjustments	(201)	(314)	19	26	(282)	234	2,268	(273)
Share-based cash and non-cash compensation	1,180	126	311	318	213	306	318	318
Transaction-related costs	146	2,254	183	146	—	—	(46)	449

Adjusted EBITDA	$53,196	$68,632	$39,101	$40,748	$42,737	$66,775	$29,108	$14,519

Store Count

From January 1, 2015 through June 30, 2017 we opened 50 stores: 20 in the United States and 30 in Canada. During the same period we closed 24 stores: 13 stores in Texas that were primarily underperforming former Money Box stores, one store in Missouri that we were unable to reopen due to fire damage and ten underperforming stores in the United Kingdom.

	United States	Canada	United Kingdom	Total
January 1, 2015 store count	209	161	23	393
De novo store openings	19	23	—	42
Closed stores	(5)	—	(10)	(15)

December 31, 2015 store count	223	184	13	420
De novo store openings	1	7	—	8
Closed stores	(8)	—	—	(8)

December 31, 2016 store count	216	191	13	420
De novo store openings	—	—	—	—
Closed stores	(1)	—	—	(1)

June 30, 2017 store count	215	191	13	419

Currency Information

We operate in the United States, Canada and the United Kingdom and report our consolidated results in U.S. dollars.

Changes in our reported revenues and net income include the effect of changes in currency exchange rates. All balance sheet accounts are translated into U.S. dollars at the currency exchange rate in effect at the end of each period. The income statement is translated at the average rates of exchange for the period. Currency translation adjustments are recorded as a component of Accumulated Other Comprehensive Income in stockholders’ equity.

Constant Currency Analysis

We have operations in the United States, Canada and the United Kingdom. In the six months ended June 30, 2017 and 2016, approximately 23.4% and 27.3%, respectively, of our revenues were originated in currencies other than the U.S. Dollar. For the years ended December 31, 2016 and 2015, approximately 28.1% and 29.5%, respectively, of our revenues were originated in currencies other than the U.S. Dollar. As a result, changes in our reported results include the impacts of changes in foreign currency exchange rates for the Canadian Dollar and the British Pound Sterling.

Six Months Ended June 30, 2017 and 2016

	Average Exchange Rates
	Six Months Ended June 30,		Change
	2017	2016	$	%
Canadian Dollar	$0.7495	$0.7524	$(0.0029)	(0.4)%
British Pound Sterling	$1.2587	$1.4329	$(0.1742)	(12.2)%

Year Ended December 31, 2016 and 2015

	Average Exchange Rates
	Year Ended December 31,		Change
	2016	2015	$	%
Canadian Dollar	$0.7551	$0.7832	$(0.0281)	(3.6)%
British Pound Sterling	1.3552	1.5282	(0.1730)	(11.3)

As additional information, we have provided a constant currency analysis below to remove the impact of the fluctuation in foreign exchange rates and utilize constant currency results in our analysis of segment performance. All conversion rates below are based on the U.S. Dollar equivalent to one of the applicable foreign currencies. We believe that the constant currency assessment below is a useful measure in assessing the comparable growth and profitability of our operations.

The revenues and gross margin below for the six months ended June 30, 2017 were calculated using the actual average exchange rate for the six months ended June 30, 2016:

	Six Months Ended June 30,		Change
(dollars in thousands, unaudited)	2017	2016	$	%
Revenues—constant currency basis:
Canada	$85,524	$98,106	$(12,582)	(12.8)%
United Kingdom	20,796	18,204	2,592	14.2%
Gross margin—constant currency basis:
Canada	$30,380	$41,566	$(11,186)	(26.9)%
United Kingdom	7,295	6,425	870	13.5%

The revenues and gross margin below for the year ended December 31, 2016 were calculated using the actual average exchange rate for the year ended December 31, 2015.

	Year Ended December 31,		Change
(dollars in thousands)	2016	2015	$	%
Revenues—constant currency basis:
Canada	$194,974	$184,859	$10,115	5.5%
United Kingdom	38,110	54,608	(16,498)	(30.2)%
Gross margin—constant currency basis:
Canada	$81,447	$77,469	$3,978	5.1%
United Kingdom	11,518	9,504	2,014	21.2%

Liquidity and Capital Resources

Our principal sources of liquidity to fund the loans we make to our customers are cash provided by operations, funds from third-party lenders under our CSO programs and our Non-Recourse U.S. SPV Facility, which finances the origination of eligible U.S. Unsecured and Secured Installment Loans at an advance rate of 80%. In February 2017, we issued our 12.00% Senior Secured Notes due 2022 to refinance similar notes that were nearing maturity and whose proceeds had been used primarily for acquisitions and general corporate purposes. As of June 30, 2017, we were in compliance with all financial ratios, covenants and other requirements set forth in our debt agreements. We anticipate that our primary use of cash will be to fund growth in our working capital, finance capital expenditures and meet our debt obligations. Our level of cash flow provided by operating activities typically experiences some seasonal fluctuation related to our levels of net income and changes in working capital levels, particularly loan receivables.

Unexpected changes in our financial condition or other unforeseen factors may result in our inability to obtain third-party financing or could increase our borrowing costs in the future. We have the ability to adjust our volume of lending to consumers which would reduce cash outflow requirements while increasing cash inflows through loan repayments to the extent we experience any short-term or long-term funding shortfalls. We may also sell or securitize our assets, draw on our available line of credit, enter into additional refinancing agreements and reduce our capital spending in order to generate additional liquidity. We believe our cash on hand and available borrowings provide us with sufficient liquidity for at least the next twelve months.

Borrowings

Our long-term debt consisted of the following as of June 30, 2017, December 31, 2016 and December 31, 2015 (net of deferred financing costs):

(in thousands)	June 30, 2017 (unaudited)	December 31, 2016	December 31, 2015
12.00% Senior Secured Notes	$448,789	$—	$—
May 2011 10.75% Senior Secured Notes due 2018	—	223,164	246,692
May 2012 10.75% Senior Secured Notes due 2018	—	89,734	89,406
February 2013 10.75% Senior Secured Notes due 2018	—	101,184	101,937
Senior Cash Pay Notes	—	124,365	123,640
Non-Recourse U.S. SPV Facility	102,984	63,054	—
ABL Facility	—	23,406	—
Revolving credit facility	—	—	8,050

Total long-term debt, including current portion	551,773	624,907	569,725
Less: current maturities of long-term debt	—	147,771	8,050

Long-term debt	$551,773	$477,136	$561,675

Available Credit Facilities and Other Resources

12.00% Senior Secured Notes

On February 15, 2017, CFTC issued $470.0 million aggregate principal amount of 12.00% Senior Secured Notes due March 1, 2022, or the 12.00% Senior Secured Notes. Interest on the 12.00% Senior Secured Notes is payable semiannually, in arrears, on March 1 and September 1 of each year, beginning on September 1, 2017. The proceeds from the 12.00% Senior Secured Notes were used, together with available cash, to (i) redeem the outstanding 10.75% Senior Secured Notes due 2018 of our wholly-owned subsidiary, CURO Intermediate, (ii) redeem our outstanding 12.00% Senior Cash Pay Notes due 2017, or the Senior Cash Pay Notes and (iii) pay fees, expenses, premiums and accrued interest in connection with the offering. The extinguishment of all of the 10.75% Senior Secured Notes due 2018 and the Senior Cash Pay Notes resulted in a pretax loss of $12.5 million in the six months ended June 30, 2017.

In connection with this debt issuance we capitalized financing costs of approximately $14.0 million, the balance of which are included in the Interim Consolidated Balance Sheets as a component of “Long-Term Debt,” and are being amortized over the term of the Senior Secured Notes and included as a component of interest expense.

The 12.00% Senior Secured Notes rank senior in right of payment to all of our and our guarantor entities’ existing and future subordinated indebtedness and equal in right of payment with all our and our guarantor entities’ existing and future senior indebtedness of the Company, including borrowings under our revolving credit facilities. The 12.00% Senior Secured Notes and the guarantees are effectively subordinated to our credit facilities and certain other indebtedness to the extent of the value of the assets securing such indebtedness and to liabilities of our subsidiaries that are not guarantors.

The 12.00% Senior Secured Notes are secured by liens on substantially all of our and the guarantors’ assets, subject to certain exceptions. On or after March 1, 2019, we may redeem some or all of the Notes at a premium that will decrease over time, plus accrued and unpaid interest, if any to the applicable date of redemption. Prior to March 1, 2019, we will be able to redeem up to 40% of the Notes at a redemption price of 112% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to the redemption date with the net cash proceeds of certain equity offerings. Prior to March 1, 2019, subject to certain terms and conditions, we may redeem the Notes, in whole or in part, by paying a “make-whole” premium plus accrued and unpaid interest to the redemption date.

Non-Recourse U.S. SPV Facility

On November 17, 2016, CURO Receivables Finance I, LLC, a Delaware limited liability company, and our wholly-owned subsidiary, which we refer to in this prospectus as the SPV Borrower, entered into a five-year revolving credit facility with Victory Park Management, LLC and certain other lenders, or our Non-Recourse U.S. SPV Facility. This facility provides for an $80.0 million term loan and $45.0 million of initial revolving borrowing capacity, with the ability to expand the revolving borrowing capacity over time and an automatic expansion to $70.0 million on the six-month anniversary of the closing date, May 17, 2017. On November 17, 2016, CURO Intermediate entered into a six-month recourse credit facility with Victory Park Management, LLC and certain other lenders, or the ABL Facility, which provided for $25.0 million of borrowing capacity. The ABL Facility matured in May 2017 and was fully converted to the SPV facility. See Note II Long-Term Debt of the Notes to Interim Consolidated Financial Statements for further detail.

Senior Revolver

On September 1, 2017, we closed a $25 million Senior Secured Revolving Loan Facility, or the Senior Revolver. The negative covenants of the Senior Revolver generally conform to the related provisions in the Indenture for our 12.00% Senior Secured Notes due 2022. We believe this facility complements our other financing sources, while providing seasonal short-term liquidity. Under the Senior Revolver, there is $25 million maximum availability, including up to $5 million of standby letters of credit, for a one-year term, renewable for successive terms following annual review. The Senior Revolver accrues interest at the one-month LIBOR (which may not be negative) plus 5.00% per annum and is repayable on demand. The terms of the Senior Revolver require that the outstanding balance be reduced to $0 for at least 30 consecutive days in each calendar year. The Senior Revolver is guaranteed by all subsidiaries of CURO that guarantee our 12% Senior Secured Notes due 2022 and is secured by a lien on substantially all assets of CURO and the guarantor subsidiaries that is senior to the lien securing our 12% Senior Secured Notes due 2022.

Cash Money Revolving Credit Facility

On November 4, 2011, one of our Canadian subsidiaries, Cash Money, entered into a CAD 7.5 million revolving credit facility, or the Cash Money Revolving Credit Facility, which will afford us an additional element of liquidity to meet the short-term working capital needs of our Canadian operations. Aggregate draws on the Cash Money Revolving Credit Facility are limited to the lesser of: (i) the borrowing base, which is defined as a percentage of cash, deposits in transit and accounts receivable, and (ii) CAD 7.5 million.

The Cash Money Revolving Credit Facility is collateralized by substantially all of Cash Money’s assets and contains various covenants that include, among other things, that the aggregate borrowings outstanding under the facility not exceed the borrowing base, restrictions on the encumbrance of assets and the creation of indebtedness. Borrowings under the Cash Money Revolving Credit Facility are subject to compliance with these covenants. Borrowings under the Cash Money Revolving Credit Facility bear interest (per annum) at the prime rate of a Canadian chartered bank plus 1.95%.

The Cash Money Revolving Credit Facility was undrawn at June 30, 2017 and December 31, 2016. On September 30, 2016, the CAD 7.5 million borrowing capacity under our revolving credit facility was reduced by $0.2 million in stand-by letters of credit.

Balance Sheet Changes – June 30, 2017 compared to December 31, 2016

Cash – Cash decreased from 2016 year-end primarily because of the redemption of the Company’s 10.75% Senior Secured Notes due 2017 and CURO Intermediate’s 10.75% Senior Secured Notes due 2018, or the Former Senior Secured Notes. On February 15, 2017, the Company issued $470 million of 12.00% Senior Secured Notes due March 1, 2022. The proceeds were used to redeem the $539.9 million outstanding of Former Senior Secured Notes. In total, the redemption of the Former Senior Secured Notes required $122.5 million of our cash after including accrued interest, prepayment penalties, transaction costs and original-issue discount. The decrease in cash from the refinancing was offset partially by cash generated by operations in the first six months of 2017.

Restricted Cash – Restricted cash rose from 2016 year-end because of increased cash in our consolidated wholly-owned, bankruptcy-remote special purpose subsidiaries, or VIEs, from underlying Installment Loan volume growth.

Gross Loans Receivable and Allowance for Loan Losses – Changes in Gross Loans Receivable and related Allowance for Loan Losses are due to high customer demand and loan origination volumes during the first six months of 2017, concentrated in Installment Loans. The Company originated $341.8 million and $83.2 million of Unsecured and Secured Installment Loans, respectively, in the first six months of 2017.

Other Assets – Other assets increased primarily because of our $4.9 million investment in Cognical Holdings, Inc. preferred stock. For additional information, see Note 14, “Financial Instruments and Concentrations” of our Notes to Interim Consolidated Financial Statements included elsewhere in this prospectus.

Long-term debt (including current maturities) and Accrued Interest – Changes from year-end 2016 are due to the refinancing of the Former Senior Secured Notes and the conversion of the ABL Facility to the Non-Recourse U.S. SPV Facility. See Note 11, “Long-Term Debt” of our Notes to Interim Consolidated Financial Statements included elsewhere in this prospectus for detailed discussion of changes in debt balances.

Cash Flows

The following highlights our cash flow activity and the sources and uses of funding during the periods indicated:

	Six Months Ended		Year Ended
(in thousands)	June 30, 2017 (unaudited)	June 30, 2016 (unaudited)	December 31, 2016	December 31, 2015
Net cash provided by operating activities	$49,774	$72,548	$47,712	$17,114
Net cash (used in) provided by investing activities	(16,240)	1,145	(12,922)	(26,255)
Net cash (used in) provided by financing activities	(115,719)	(8,050)	59,382	(12,321)

Six Months Ended June 30, 2017 and 2016

Cash flows provided by (used in) operating activities

During the six months ended June 30, 2017 our operating activities provided net cash of $49.8 million. Contributing to current year net cash provided by operating activities were net income of $33.0 million, and non-cash expenses, such as depreciation and amortization, the provision for loan losses, and a loss on debt extinguishment for a total of $150.2 million, partially offset by changes in our operating assets and liabilities of $133.4 million. The most significant change within operating assets and liabilities was a $150.5 million increase in loans receivable.

Cash flows from investing activities

During the six months ended June 30, 2017, we used cash of $16.2 million to increase our restricted cash balances by approximately $4.4 million to purchase approximately $6.8 million of property and equipment, including software licenses and to purchase $5.0 of Cognical Holdings preferred shares. The increase in restricted cash was primarily attributable to our U.S. SPV Facility.

Cash flows from financing activities

Net cash used for the six months ended June 30, 2017 was $115.7 million. During this period we extinguished our 10.75% Senior Secured Notes for $426.0 million (which included $8.9 million of call premium) and extinguished our Senior Cash Pay Notes for $130.1 million. These payments were partially financed by proceeds of $447.6 million (net of $14.0 million of debt issuance costs and $8.5 million of discount on notes issued) from the issuance of 12.00% Senior Secured Notes due 2022. We also had net borrowings of $16.0 million from our U.S. SPV Facility and our ABL Facility. We also paid a dividend of $28.0 million to our stockholders on May 15, 2017.

Years Ended December 31, 2016 and 2015

Cash flows provided by (used in) operating activities

During the year ended December 31, 2016 our operating activities provided net cash of $47.7 million, compared to $17.1 million in net cash used in operating activities during the year ended December 31, 2015. Contributing to net cash provided by operating activities in 2016 were net income of $65.4 million, and non-cash expenses, such as depreciation and amortization, the provision for loan losses, and a benefit related to deferred income taxes, of $278.7 million; non-cash restructuring costs of $0.5 million, partially offset by a $7.0 million non-cash benefit from a gain on debt extinguishment and a $290.0 million net decrease in cash resulting from changes in operating assets and liabilities. The most significant change within operating assets and liabilities was a $287.8 million increase in loans receivable, net of provision for losses.

Loans receivable will fluctuate from period to period depending on the timing of loan issuances and collections. A seasonal decline in consumer loans receivable typically takes place during the first quarter of the year and is driven by income tax refunds in the United States. Customers receiving income tax refunds will use the proceeds to pay outstanding loan balances, resulting in an increase of our net cash balances and a decrease of our consumer loans receivable balances. Consumer loans receivable balances typically reflect growth during the remainder of the year.

Cash flows used in investing activities

During the year ended December 31, 2016 we used net cash of $16.0 million for the purchase of property and equipment, including software licenses, partially offset by a $3.1 million decrease in our restricted cash balance. This compared to $26.3 million in net cash used in investing activities during the year ended December 31, 2015. The growth in property and equipment was driven primarily by capital expenditures associated with new store openings in Canada, store refreshes in the United States, and expenditures for software licenses. For the year ended December 31, 2016 we also received £1.4 million ($1.9 million) of funds previously placed in a collateral account with a U.K. banking institution, and received $4.0 million of funds previously placed in a collateral account with a U.S. banking institution. As a result of the borrowings from the Non-Recourse U.S. SPV Facility, approximately $2.8 million of cash was restricted.

Cash flows provided by (used in) financing activities

During the year ended December 31, 2016, net cash provided by financing activities was $59.4 million, compared to $12.3 million in net cash used in financing activities during the year ended December 31, 2015. The change was primarily due to $91.7 million of proceeds received from new borrowings from our newly created Non-Recourse U.S. SPV Facility and ABL Facility. In addition, we incurred additional deferred financing costs associated with this debt. During the year ended December 31, 2016, CURO Intermediate used cash of $18.9 million to purchase $25.1 million of outstanding May 2011 10.75% Senior Secured Notes at 71.25% of the principal, plus accrued and unpaid interest of $1.0 million via an open-market purchase. During the year, we also received proceeds from draws on our credit facilities of $30.0 million, and repaid $38.1 million of the outstanding balance of borrowings on our credit facilities. Borrowings under our credit facilities provided us with short-term liquidity and were used for working capital requirements and to fund capital expenditures.

Contractual Obligations

As discussed in “Liquidity and Capital Resources—Borrowings,” on February 15, 2017, CFTC issued $470.0 million of 12.00% Senior Secured Notes. Interest on the notes is payable semiannually, in arrears, on March 1 and September 1 of each year, beginning on September 1, 2017. The proceeds from the notes and available cash were used to (i) redeem 10.75% Senior Secured Notes due 2018 of our subsidiary, CURO Intermediate Holdings, (ii) redeem our 12.00% Senior Cash Pay Notes due 2017, and (iii) pay fees, expenses, premiums and accrued interest in connection with the offering.

Historical

The following table sets forth a summary of our principal future legal obligations and commitments, as well as the interest payable on our senior secured notes and cash pay notes, as of December 31, 2016, prior to the issuance and redemption discussed above:

	Payments Due by Period
(in thousands)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term obligations(1)	$633,826	$148,406	$417,109	$68,311	$—
Interest on long-term obligations	135,914	70,738	44,401	20,775	—
Operating leases	116,135	26,296	39,357	24,628	25,854

Total	$885,875	$245,440	$500,867	$113,714	$25,854

(1)	Includes principal payment on our Senior Cash Pay Notes, which we redeemed in 2017; our ABL Facility, which matured in 2017; our 10.75% Senior Secured Notes due 2018, which we redeemed in 2017; and the present value of the escrow note related to the Cash Money acquisition, which matures in 2019; and our Non-Recourse U.S. SPV Facility, which matures in 2021.

Pro Forma

In February 2017, CFTC issued $470.0 million of 12.00% Senior Secured Notes and we redeemed two other series of outstanding notes. Additionally, in May 2017 our ABL Facility matured, and our Non-Recourse U.S. SPV Facility expanded by $70.0 million to a total capacity of $150.0 million. The following table presents our principal future legal obligations and commitments, as of December 31, 2016, after giving pro forma impact to the above mentioned items.

	Pro Forma—Payments Due by Period
(in thousands)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long term obligations(1)	$563,944	$23,406	$2,227	$68,311	$470,000
Interest on long-term obligations	336,014	39,338	134,901	133,575	28,200
Operating leases	116,135	26,296	39,357	24,628	25,854

Total	$1,016,093	$89,040	$176,485	$226,514	$524,054

(1)	Includes the present value of the Escrow Note related to the Cash Money acquisition, which matures in 2019; our Non-Recourse U.S. SPV Facility, which matures in 2021; and principal payments on CFTC’s Senior Secured Notes, which mature in 2022.

Operating Leases

We have entered into operating lease agreements for the buildings in which we operate that expire at various times through 2030. The majority of the leases have an original term of five years with two, five-year renewal options. Most of the leases have escalation clauses and several also require payment of certain period costs including maintenance, insurance and property taxes.

Some of the leases are with related parties and have terms similar to the non-related party leases previously described. Rent expense on unrelated third-party leases for the years ended December 31, 2016, 2015 and 2014 was $23.1 million, $23.3 million, and $22.3 million, respectively; and for related-party leases was $3.3 million, $3.2 million, and $3.2 million, respectively.

Future minimum lease payments that we are contractually obligated to make under operating leases are as follows at December 31, 2016.

(in thousands)	Third Party	Related-Party	Total
2017	$22,933	$3,363	$26,296
2018	20,382	1,115	21,497
2019	17,030	830	17,860
2020	13,307	725	14,032
2021	9,921	675	10,596
Thereafter	24,330	1,524	25,854

Total	$107,903	$8,232	$116,135

Off-Balance Sheet Arrangements

We originate loans in all of our store locations and online, except for our operations in Texas and Ohio. In these states, we operate as a Credit Services Organization, or CSO, through three of our operating subsidiaries. Our CSO program in Texas is licensed as a Credit Access Business, or CAB, under Texas Finance Code Chapter

393 and regulated by the Texas Office of the Consumer Credit Commissioner. Our CSO program in Ohio is registered under the Credit Services Organization Act, Ohio Revised Code Sections 4712.01 to 4712.99, and regulated by the Ohio Department of Commerce Division of Financial Institutions. As a CAB, we charge our customers a fee (the “CSO Fee”) for arranging an unrelated third-party to make a loan to that customer. When a customer executes an agreement with us under our CSO programs, we agree, for a CSO fee payable to us by the customer, to provide certain services to the customer, one of which is to guarantee the customer’s obligation to repay the loan the customer receives from the third-party lender. For CSO loans, each lender is responsible for providing the criteria by which the customer’s application is underwritten and, if approved, determining the amount of the customer loan. We in turn are responsible for assessing whether or not we will guarantee the loan. This guarantee represents an obligation to purchase specific loans if they go into default. Since the loans are made by a third-party lender, they are not included in our Consolidated Balance Sheets as loans receivable.

As of June 30, 2017, the maximum amount payable under all such guarantees was $52.7 million, compared to $59.6 million at December 31, 2016. Should we be required to pay any portion of the total amount of the loans we have guaranteed, we will attempt to recover the amount we pay from the customers. We hold no collateral in respect of the guarantees. The initial measurement of this guarantee liability is recorded at fair value and reported in the Credit services organization guarantee liability line in our Consolidated Balance Sheets. The fair value of the guarantee is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, and historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Our guarantee liability was $15.6 million and $17.1 million at June 30, 2017 and December 31, 2016, respectively.

Additionally, we enter into operating leases in the normal course of business. Our operating lease obligations are discussed in Note 18, “Operating Leases” of our Notes to Consolidated Financial Statements included elsewhere in this prospectus, and are also included in the table under “Contractual Obligations” above.

Critical Accounting Policies

We consider our accounting policies related to revenue recognition, provision for loan losses, allowance for loan losses and CSO guarantee liability, share-based compensation, goodwill, business combination accounting, identifiable intangible assets, and income taxes to be critical policies in understanding our historical and future performance.

Revenue Recognition

We offer a variety of loan products including Installment, Open-End and Single-Pay Loans. Product offerings differ by jurisdiction and are governed by the laws in each separate jurisdiction.

Installment Loans, which include secured auto title installment loans and Unsecured Installment Loans, require periodic payments of principal and interest. Installment Loans are fully amortized loans with a fixed payment amount, which includes principal and accrued interest, due each period during the term of the loan. The loan terms for Installment Loans can range up to 48 months depending on state regulations. We record revenue from Installment loans on a simple-interest basis. Unpaid and accrued interest and fees are included in gross loans receivable in the Consolidated Balance Sheets.

Open-End Loans function much like a revolving line-of-credit, whereby the periodic payment is a set percentage of the customer’s outstanding loan balance, and there is no defined loan term. We record revenue from Open-End Loans on a simple interest basis. Unpaid and accrued interest and fees are included in gross loans receivable in the Consolidated Balance Sheets.

Single-Pay Loans are primarily payday loans and auto title loans. A Single-Pay auto title loan allows a customer to obtain a loan using their car as collateral for the loan with a typical loan term of 30 days. Revenues from Single-Pay Loan products are recognized each period on a constant-yield basis ratably over the term of each loan. We defer recognition of the unearned fees we expect to collect based on the remaining term of the loan at the end of each reporting period.

Check cashing fees, money order fees and other fees from ancillary products and services are generally recognized at the point-of-sale when the transaction is completed. We also earn revenue from the sale of credit protection insurance in the Canadian market. Insurance revenues are recognized ratably over the term of the loan.

Current and Past-Due Loans Receivable

We classify our loans receivable as either current or past-due. Single-Pay and Open-End Loans are considered past-due when a customer misses a scheduled payment and charged-off to the allowance for loan losses. The charge-off of Unsecured Installment and Secured Installment Loans was impacted by a change in accounting estimate in the six months ended June 30, 2017.

Effective January 1, 2017, we modified the timeframe in which Installment Loans are charged-off and made related refinements to our loss provisioning methodology. Prior to January 1, 2017, we deemed all loans uncollectible and charged-off when a customer missed a scheduled payment and the loan was considered past-due. Because of the Company’s continuing shift from Single-Pay to Installment Loan products and analysis of the timing and quantity of payments on early-stage versus late-stage delinquencies, we have revised our estimates and now consider Installment Loans uncollectible when the loan has been past-due for 90 consecutive days. Consequently, past-due Installment Loans remain in loans receivable, with disclosure of past-due balances, for 90 days before being charged-off against the allowance for loan losses. Subsequently, all recoveries on charged-off loans are credited to the allowance for loan losses.

In the income statement, the provision for losses for Installment Loans is based on an assessment of the cumulative net losses inherent in the underlying loan portfolios, by vintage, and other quantitative and qualitative factors. The resulting loss provision rate is applied to loan originations to determine the provision for losses. In addition to improving estimated collectability and loss recognition for Installment Loans, we also believe these refinements are better aligned with industry comparisons and practices.

The aforementioned change was treated as a change in accounting estimate. In accordance with Accounting Standards Codification 250 which addresses a change in accounting estimate, the change is being applied prospectively and is effective January 1, 2017. As a result, some credit quality metrics for the six months ended June 30, 2017 may not be comparable to historical periods. Throughout the remainder of this report, we refer to the change in as the Q1 Loss Recognition Change.

Installment Loans generally are considered past-due when a customer misses a scheduled payment. Loans zero to 90 days past-due included in gross loans receivable. The Company accrues interest on past-due loans until charged off. The amount of the resulting charge-off includes unpaid principal, accrued interest and any uncollected fees, if applicable. Consequently, net loss rates that include accrued interest will be higher than under the methodology applied prior to January 1, 2017.

In addition to the revised loss provision rates to accommodate the change in estimate, $45.6 million of past-due Installment Loans were included in gross loans receivable as of June 30, 2017. Before the Q1 Loss Recognition Change, no past-due loans were included in gross loans receivable.

Allowance for Loan Losses

The allowance for loan losses is primarily based on back-testing of subsequent collections history by product and cumulative aggregate net losses by product and by vintage. We do not specifically reserve for any individual loan but rather segregate loans into separate pools based upon loan portfolios containing similar risk characteristics. Additional quantitative factors, such as current default trends, past-due account roll rates (expected future cash collections by past-due aging category based on current trends) and changes to underwriting and portfolio mix are also considered in evaluating the adequacy of the allowance and current provision rates. Qualitative factors such as the impact of new loan products, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions impact management’s judgment on the overall adequacy of the allowance for loan losses.

In addition to the effect on Installment provision rates and loan balances, the Q1 Loss Recognition Change affected comparability of activity in the related allowance for loan losses. Specifically, no Unsecured Installment or Secured Installment Loans were charged-off to the allowance for loan losses in the three months ended March 31, 2017 because charge-off effectively occurs on day 91 under the revised methodology and no affected loans originated during the period reached day 91 until April 2017. Actual charge-offs and recoveries on defaulted/charged-off loans from the three months ended March 31, 2017 will affect the allowance for loan losses in prospective periods. But, as discussed previously, the related net losses were recognized in the Interim Consolidated Statement of Income during the six months ended June 30, 2017 by applying expected net loss provision rates to the related loan originations.

Credit Services Organization

Through our CSO programs, we act as a credit services organization/credit access business on behalf of customers in accordance with applicable state laws. We currently offer loans through CSO programs in stores and online in the state of Texas and online in the state of Ohio. In Texas we offer Unsecured Installment Loans and Secured Installment Loans with a maximum term of 180 days. In Ohio we offer an Unsecured Installment Loan product with a maximum term of 18 months. As a CSO we earn revenue by charging the customer a fee (the “CSO fee”) for arranging an unrelated third-party to make a loan to that customer. When a customer executes an agreement with us under our CSO programs, we agree, for a CSO fee payable to us by the customer, to provide certain services to the customer, one of which is to guarantee the customer’s obligation to repay the loan the customer receives from the third-party lender. CSO fees are calculated based on the amount of the customer’s loan. For CSO loans, each lender is responsible for providing the criteria by which the customer’s application is underwritten and, if approved, determining the amount of the customer loan. We in turn are responsible for assessing whether or not we will guarantee the loan. This guarantee represents an obligation to purchase specific loans if they go into default.

As of June 30, 2017, the maximum amount payable under all such guarantees was $52.7 million, compared to $59.6 million at December 31, 2016. Should we be required to pay any portion of the total amount of the loans we have guaranteed, we will attempt to recover the amount we pay from the customers. We hold no collateral in respect of the guarantees. The initial measurement of this guarantee liability is recorded at fair value and reported in the Credit services organization guarantee liability line in our Consolidated Balance Sheets. The fair value of the guarantee is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, and historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Our guarantee liability was $15.6 million and $17.1 million at June 30, 2017 and December 31, 2016, respectively. Changes in the fair value of the guarantee liability are recognized through the provision for losses.

CSO fees are calculated based on the amount of the customer’s loan. We comply with the applicable jurisdiction’s Credit Services Organization Act or a similar statue. These laws generally define the services that we can provide to consumers and require us to provide a contract to the customer outlining our services and the cost of those services to the customer. For services we provide under our CSO programs we receive cash from customers on their scheduled loan repayment due dates. The CSO fee is earned ratably over the term of the loan as the customers make payments. If a loan is paid off early, no additional CSO fees are due or collected. The maximum CSO loan term is six months and 18 months in Texas and Ohio, respectively. During the year ended December 31, 2016 and the six months ended June 30, 2017, approximately 53.2% and 58.4%, respectively, of Unsecured Installment Loans, and 62.5% and 58.8%, respectively, of Secured Installment Loans originated under CSO programs were paid off prior to the original maturity date.

Since CSO loans are made by a third-party lender, we do not include them in our Consolidated Balance Sheets as loans receivable. CSO fees receivable are included in “Prepaid expense and other” in our Consolidated Balance Sheets. We receive cash from customers for these fees on their scheduled loan repayment due dates.

Share-Based Compensation

In accordance with applicable accounting standards, we account for share-based compensation expense for awards to our employees and directors at the estimated fair value on the grant date. The fair value of stock option grants is determined using the Black-Scholes option pricing model, which requires us to make several highly subjective and complex assumptions including, but not limited to, risk-free interest rate and expected life, changes to which can materially affect the fair value estimate. Since our common stock is not publicly traded, the performance of the common stock of public traded companies from our industry sector, which we determined to include the alternative financial sector, were used to estimate the expected volatility of our stock. Our expected option term is calculated using the average of the vesting period and the original contractual term. The estimated fair value of share-based awards is recognized as compensation expense on a straight-line basis over the vesting period. Additionally, the recognition of share-based compensation expense requires an estimation of the number of awards that will ultimately vest and the number of awards that will ultimately be forfeited.

Goodwill

Goodwill is initially valued based on the excess of the purchase price of a business combination over the fair value of the acquired net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Intangible assets other than goodwill are initially valued at fair value. When appropriate, we utilize independent valuation experts to advise and assist us in determining the fair value of the identified intangible assets acquired in connection with a business acquisition and in determining appropriate amortization methods and periods for those intangible assets. Any contingent consideration included as part of the purchase is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. Changes in the fair value of contingent consideration are recognized in earnings.

Our annual impairment review for goodwill consists of performing a qualitative assessment to determine whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount as a basis for determining whether or not further testing is required. We may elect to bypass the qualitative assessment and proceed directly to the two-step process, for any reporting unit, in any period. We can resume the qualitative assessment for any reporting unit in any subsequent period. If we determine, on the basis of qualitative factors, that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, we will then apply a two-step process of determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. When performing the two-step process, if the fair value of the reporting unit exceeds its carrying value, no further analysis or write-down of goodwill is required. In the event the estimated fair value of a reporting unit is less than the carrying value, additional analysis is required. The additional analysis compares the carrying amount of the reporting unit’s goodwill with the implied fair value of the goodwill. The use of external independent valuation experts may be required to assist management in determining the fair value of the reporting unit. The implied fair value of the goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess is recognized, which could significantly and adversely impact reported results of operations and stockholders’ equity. During the fourth quarter of 2016, we performed the first step of the two-step process and determined that the implied fair value of our reporting units exceed their carrying values, and therefore, the second step was not performed and no further analysis or write-down of goodwill is required.

During the third quarter of 2015, due to the declines in our overall financial performance in the United Kingdom, we determined that a triggering event had occurred requiring an impairment evaluation of our goodwill and other intangible assets in the United Kingdom. As a result, during the third quarter of 2015, we recorded non-cash impairment charges of $2.9 million which were comprised of a $1.8 million charge related to the Wage Day trade name, a $0.2 million charge related to the customer relationships acquired as part of the acquisition of Wage Day, and a $0.9 million non-cash goodwill impairment charge in our U.K. reporting segment.

For the U.K. reporting unit, the estimated fair value as determined by the Discounted Cash Flow, or DCF, model was lower than the associated carrying value. As a result, management performed the second step of the impairment analysis in order to determine the implied fair value of the U.K.’s goodwill. The results of the second-step analysis indicated that the implied fair value of goodwill was £17.7 million. Therefore, in 2015, we recorded a non-cash goodwill impairment charge of £0.6 million ($0.9 million). The key assumptions used to determine the fair value of the U.K. reporting unit included the following: (i) the discount rate was 11%; (ii) terminal period growth rate of 2.0%; and (iii) effective combined tax rate of 20%.

During the 2015 annual review of goodwill, we performed the qualitative assessment for our U.S. and Canada reporting units. Management concluded that it was not more likely than not that the estimated fair values of these two reporting units were less than their carrying values. As such, no further analysis was required for these reporting units. As part of this annual impairment test in the fourth quarter, we reviewed our analysis done in the third quarter for the United Kingdom and updated projections as appropriate. Management concluded as a result of this analysis that it was not more likely than not that the estimated fair values of the reporting units were less than their carrying values.

The impairment of the goodwill on our U.K. reporting unit resulted primarily from changes to the regulatory environment in the United Kingdom that resulted in management’s downward revision of its cash flow projections for the U.K. reporting unit. The primary driver of decreased volumes in the United Kingdom was the direct result of recent regulatory changes, primarily the new Financial Conduct Authority, or FCA, rules that took effect on July 1, 2014, which reduced loan refinancing transactions from three to two and reduced the number of continuous payment authority attempts from three to two. Additionally, the FCA implemented a rate cap on high-cost short-term credit products that took effect on January 2, 2015. This price cap includes three components: (i) an initial cap of 0.8% of the outstanding principal per day; (ii) a default fee fixed rate of £15; and (iii) a total cost of credit cap of 100% of the total amount borrowed applying to all interest, fees and charges. With the imposition of the new rate cap, we ceased offering any new Installment Loan products in the United Kingdom in favor of a new rate capped single pay loan product. Additionally, the increase in compliance requirements has driven up the administrative costs necessary to operate in the United Kingdom. We modeled the impact of all of these regulatory changes in the projections used in our second-step analysis.

Business combination accounting

We have acquired businesses in the past, and we may acquire additional businesses in the future. Business combination accounting requires us to determine the fair value of all assets acquired, including identifiable intangible assets, liabilities assumed, and contingent consideration issued in a business combination. The cost of the acquisition is allocated to these assets and liabilities in amounts equal to the estimated fair value of each asset and liability, and any remaining acquisition cost is classified as goodwill. This allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. We engage third-party appraisal firms to assist in fair value determination when appropriate. Our acquisitions may also include contingent consideration, or earn-out provisions, which provide for additional consideration to be paid to the seller if certain future conditions are met. These earn-out provisions are estimated and recognized at fair value at the acquisition date based on projected earnings or other financial metrics over specified periods after the acquisition date. These estimates are reviewed during each reporting period and adjusted based upon actual results. Acquisition-related costs for potential and completed acquisitions are expensed as incurred, and are included in corporate expense in the Consolidated Statements of Income.

Income Taxes

A deferred tax asset or liability is recognized for the anticipated future tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements and for operating loss and tax credit carryforwards. A valuation allowance is provided when, in the opinion of management, it is more likely than not that some portion or all of a deferred tax asset will not be realized. Realization of the deferred tax assets is dependent on our ability to generate sufficient future taxable income and, if necessary, execution of our tax planning strategies. In the event we determine that sufficient future taxable income, taking into consideration tax planning strategies, may not generate sufficient taxable income to fully realize net deferred tax assets, we may be required to establish or increase valuation allowances by a charge to income tax expense in the period such a determination is made. This charge may have a material impact on recognized income tax expense on our Consolidated Statements of Income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The recognition of a change in enacted tax rates may have a material impact on recognized income tax expense and on our Consolidated Statements of Income.

We follow accounting guidance which prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this guidance, tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. Application of this guidance requires numerous estimates based on available information. We consider many factors when evaluating and estimating our tax positions and tax benefits, and our recognized tax positions and tax benefits may not accurately anticipate actual outcomes. As we obtain additional information, we may need to periodically adjust our recognized tax positions and tax benefits. These periodic adjustments may have a material impact on our Consolidated Statements of Income. For additional information related to uncertain tax positions, see Note 13 “Income Taxes” of our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

See Note 1, “Summary of Significant Accounting Policies and Nature of Operations” of our Notes to Consolidated Financial Statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Concentration Risk

Revenues originated in Texas, Ontario, and California represented approximately 26.1%, 14.4%, and 15.1%, respectively, of our consolidated total revenues for the year ended December 31, 2016. Revenues originated in Texas, Ontario, and California represented approximately 26.1%, 15.1% and 13.7%, respectively, of our consolidated total revenues for the year ended December 31, 2015. Revenues originated in Texas, Ontario, and California represented approximately 25.7%, 13.1% and 17.7%, respectively, of our consolidated total revenues for the six months ended June 30, 2017. Revenues originated in Texas, Ontario, and California represented approximately 25.5%, 14.9% and 15.2%, respectively, of our consolidated total revenues for the six months ended June 30, 2016.

We hold cash at major financial institutions that often exceed FDIC insured limits. We manage our concentration risk by placing our cash deposits in high quality financial institutions and by periodically evaluating the credit quality of the financial institutions holding such deposits. Historically, we have not experienced any losses due to such cash concentration.

Financial instruments that potentially subject us to concentrations of credit risk primarily consist of our consumer loans receivable. Concentrations of credit risk with respect to consumer loans receivable are limited due to the large number of customers comprising our customer base.

Regulatory Risk

We are subject to regulation by federal, state and provincial governmental authorities that affect the products and services that we provide, particularly payday advance loans. The level and type of regulation for payday advance loans varies greatly by jurisdiction, ranging from jurisdictions with moderate regulations or legislation, to other jurisdictions having very strict guidelines and requirements.

To the extent that laws and regulations are passed that affect the manner in which we conduct business in any one of those markets, our financial position, results of operations and cash flows could be adversely affected. Additionally, our ability to meet the financial covenants included in our credit agreement could be negatively impacted.

Interest Rate Risk

We are exposed to interest rate risk on our Cash Money Revolving credit facility and our Non-Recourse U.S. SPV Facility and ABL Facility. Our variable interest expense is sensitive to changes in the general level of interest rates. We may from time to time enter into interest rate swaps, collars or similar instruments with the objective of reducing our volatility in borrowing costs. We do not use derivative financial instruments for speculative or trading purposes. We had no derivative financial instruments related to interest rate risk outstanding as of December 31, 2016 or December 31, 2015.

All of our customer loan portfolios have fixed interest rates and fees that do not fluctuate over the life of the loan. Notwithstanding that, we support fixed rate lending in part with variable rate borrowing. We do not believe there is any material interest rate sensitivity associated with our customer loan portfolio. This is because of both the very high rates of return on our loans and their short duration.

The weighted average interest rate on the $91.7 million of variable debt outstanding on the Non-Recourse U.S. SPV Facility and ABL Facility as of December 31, 2016 was approximately 11.5%. The weighted average interest rate on the $8.1 million of variable debt outstanding on the Cash Money Revolving Credit Facility as of December 31, 2015 was approximately 7.0%. There was no debt outstanding under the Cash Money Revolving Credit Facility as of December 31, 2016.

Foreign Currency Exchange Rate Risk

As foreign currency exchange rates change, translation of the financial results of the United Kingdom and Canadian operations into U.S. Dollars will be impacted. Our operations in Canada and the United Kingdom represent a significant portion of our total operations, and as a result, a material change in foreign currency exchange rates in either country could have a significant impact on our consolidated financial position, results of operations or cash flows. From time to time, we may elect to purchase financial instruments as hedges against foreign exchange rate risks with the objective of protecting our results of operations in the United Kingdom and/or Canada against foreign currency fluctuations. We typically hedge anticipated cash flows between our foreign subsidiaries and domestic subsidiaries. As of December 31, 2016 we had entered into a cash flow hedge in which the hedging instrument is a forward extra (which is a common zero cost strategy that allows the client to be fully protected at a predetermined budget rate while allowing for some profit participation if the spot rate moves in favor of the client) to sell GBP 4,800,000. This contract completed in April 2017.

We have performed an assessment that determined that all critical terms of the hedging instrument and the hedged transaction match and as such have qualitatively concluded that changes in the option’s intrinsic value will completely offset the change in the expected cash flows based on changes in the spot rate. In making that determination, the guidance in ASC 815-20-25-84 was used. Future assessment will be performed utilizing the guidance in ASC 815-20-35-9 through 35-13, Relative Ease of Assessing Effectiveness. Additionally, in accordance with ASC 815-20-25-82, since the effectiveness of this hedge is assessed based on changes in the option’s intrinsic value, the change in the time value of the contract would be excluded from the assessment of hedge effectiveness.

We record derivative instruments at fair value on the balance sheet as either an asset or liability on the balance sheet. Changes in the options intrinsic value, to the extent that they are effective as a hedge, are recorded in other comprehensive income (loss). For derivatives that qualify and have been designated as cash flow or fair value hedges for accounting purposes, changes in fair value have no net impact on earnings, to the extent the derivative is considered perfectly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged, until the hedged item is recognized in earnings (commonly referred to as the “hedge accounting” method). The contract completed in April 2017 and in the second quarter of 2017 we have recorded a transaction loss of $0.3 million associated with this hedge. At December 31, 2015 we did not hold any financial instruments as hedges against foreign exchange rate risks.

BUSINESS

Company Overview

We are a growth-oriented, technology-enabled, highly-diversified consumer finance company serving a wide range of underbanked consumers in the United States, Canada and the United Kingdom and are a market leader in our industry based on revenues. We believe that we have the only true omni-channel customer acquisition, onboarding and servicing platform that is integrated across store, online, mobile and contact center touchpoints. Our IT platform, which we refer to as the “Curo Platform,” seamlessly integrates loan underwriting, scoring, servicing, collections, regulatory compliance and reporting activities into a single, centralized system. We use advanced risk analytics powered by proprietary algorithms and over 15 years of loan performance data to efficiently and effectively score our customers’ loan applications. Since 2010, we have extended $13.1 billion in total credit across approximately 34.8 million total loans, and our revenue of $828.6 million in 2016 represents a 26.3% compound annual growth rate, or CAGR, over the same time period.

We operate in the United States under two principal brands, “Speedy Cash” and “Rapid Cash,” and launched our new brand “Avio Credit” in the United States in the second quarter of 2017. In the United Kingdom we operate online as “Wage Day Advance” and our stores are branded “Speedy Cash.” In Canada our stores are branded “Cash Money” and, we offer “LendDirect” installment loans online. As of June 30, 2017, our store network consisted of 419 locations across 14 U.S. states, seven Canadian provinces and the United Kingdom. As of June 30, 2017, we offered our online services in 25 U.S. states, five Canadian provinces and the United Kingdom.

We offer a broad range of consumer finance products, including Unsecured Installment Loans, Secured Installment Loans, Open-End Loans and Single-Pay Loans. We have tailored our products to fit our customers’ particular needs as they access and build credit. Our product suite allows us to serve a broader group of potential borrowers than most of our competitors. The flexibility of our products, particularly our installment and open-end products, allows us to continue serving customers as their credit needs evolve and mature. Our broad product suite creates a diversified revenue stream and our omni-channel platform seamlessly delivers our products across all contact points–we refer to it as “Call, Click or Come In.” We believe these complementary channels drive brand awareness, increase approval rates, lower our customer acquisition costs and improve customer satisfaction levels and customer retention.

We serve the large and growing market of individuals who have limited access to traditional sources of consumer credit and financial services. We define our addressable market as underbanked consumers in the United States, Canada and the United Kingdom. According to a study by CFSI, there are as many as 121 million Americans who are currently underserved by financial services companies. According to studies by ACORN Canada and PWC, the statistics in Canada and the United Kingdom are similar, with an estimated 15% of Canadian residents (approximately 5 million individuals) and an estimated 20 to 25% of United Kingdom residents (approximately 10 to 14 million individuals) classified as underbanked. Given our international footprint, this translates into an addressable market of approximately 140 million individuals. We believe that with our scalable omni-channel platform and diverse product offerings, we are well positioned to gain market share as sub-scale players struggle to keep pace with the technological evolution taking place in the industry.

Industry Overview

We operate in a segment of the financial services industry that provides lending products to underbanked consumers in need of convenient and flexible access to credit and other financial products. Up to 140 million individuals fall within the definition of our target market. In the United States alone, according to a study by CFSI, these underserved consumers spent an estimated $126.5 billion on fees and interest related to credit products similar to those we offer.

We believe our target consumers have a need for tailored financing products to cover essential expenses. According to a study by the Federal Reserve, 44% of American adults could not cover an emergency expense costing $400 or would cover it by selling an asset or borrowing money. Additionally, a study conducted by JPMorgan Chase & Co., which analyzed the transaction information of 2.5 million of its account holders, found that 41% of those sampled experienced month-to-month income swings of more than 30%.

We compete against a wide variety of consumer finance providers including online and branch-based consumer lenders, credit card companies, pawnshops, rent-to-own and other financial institutions that offer similar financial services. A study by CFSI has estimated that spending on credit products offered by our industry exhibited a 10.0% CAGR from 2010 to 2015. This growth has been accompanied by shrinking access to credit for our customer base as evidenced by an estimated $142 billion reduction in the availability of non-prime consumer credit from the 2008 to 2009 credit crisis to 2015 (based on analysis of master pool trust data of securitizations for major credit card issuers).

In addition to the beneficial secular trends broadly impacting the consumer finance landscape, we believe we are well positioned to grow our market share as a result of several changes we have observed related to consumer preferences within alternative financial services. Specifically, we believe that a combination of evolving consumer preferences, increasing use of mobile devices and overall adoption rates for technology are driving significant change in our industry.

•	Shifting preference towards installment loans—We believe from our experience in offering installment loan products since 2008 that single-pay loans are becoming less popular or less suitable for a growing portion of our customers. Customers generally have shown a preference for our Installment Loan products, which typically have longer terms, lower periodic payments and a lower relative cost. Offering more flexible terms and lower payments also significantly expands our addressable market by broadening our products’ appeal to a larger proportion of consumers in the market.

•	Increasing adoption of online channels—Our experience is that customers prefer service across multiple channels or touch points. Approximately 63% of respondents in a recent study by CFI Group said they conducted more than half of their banking activities electronically. That same group of respondents reported an overall level of satisfaction that met or exceeded the average. In 2016, our online revenue of $271 million represented 33% of our total 2016 revenues.

•	Increasing adoption of mobile apps and devices—With the proliferation of pay-as-you-go and other smartphone plans, many of our underbanked customers have moved directly to mobile devices for loan origination and servicing. According to a study by the Pew Research Center involving the United States, the United Kingdom and Canada, smartphone penetration is 72%, 68% and 67%, respectively. Additionally, 43% of respondents to a 2016 study by CFI Group said they conduct transactions using a mobile banking app. Five years ago, less than 30% of our U.S. customers reached us with via a mobile device. In the second quarter of 2017, that percentage was over 80%.

Our Strengths

We believe the following competitive strengths differentiate us and serve as barriers for others seeking to enter our market.

•	Unique omni-channel platform / site-to-store capability—We believe we have the only fully-integrated store, online, mobile and contact center platform to support omni-channel customer engagement. We offer a seamless “Call, Click or Come In” capability for customers to apply for loans, receive loan proceeds, make loan payments and otherwise manage their accounts in store, online or over the phone. Customers can utilize any of our three channels at any time and in any combination to obtain a loan, make a payment or manage their account. In addition, we have our “Site-to-Store” capability in which online customers that do not qualify for a loan online are referred to a store to complete a loan transaction with one of our associates. These aspects of our platform enable us to source a larger number of customers, serve a broader range of customers and continue serving these customers for longer periods of time while lowering cost-per-funded loan.

•	Industry leading product and geographic diversification—In addition to channel diversification, we have increased our diversification by product and geography allowing us to serve a broader range of customers with a flexible product offering. As part of this effort, we have also developed and launched new brands and will continue to develop new brands with differentiated marketing messages. These initiatives have helped diversify our revenue streams, enabling us to appeal to a wider array of borrowers.

•	Leading analytics and information technology drives strong credit risk management—We have developed a bespoke, proprietary IT platform, referred to as the Curo Platform, which is a unified, centralized platform that seamlessly integrates activities related to customer acquisition, underwriting, scoring, servicing, collections, compliance and reporting. Our IT platform is underpinned by over 15 years of continually updated customer data comprising over 71 million loan records used to formulate our robust, proprietary underwriting algorithms. This platform then automatically applies multi-algorithmic analysis to a customer’s loan application to produce a “Curo Score” which drives our underwriting decision. Globally, as of June 30, 2017 we had 182 employees who write code and manage our networks and infrastructure for our IT platform. This fully-integrated IT platform enables us to make real-time, data-driven changes to our acquisition and risk models which yield significant benefits in terms of customer acquisition costs and credit performance.

•	Multi-faceted marketing strategy drives low customer acquisition costs—Our marketing strategy includes a combination of strategic direct mail, television advertisements and online and mobile-based digital campaigns, as well as strategic partnerships. Our global Marketing, Risk and Credit Analytics team, consisting of 80 professionals as of June 30, 2017, uses our integrated IT platform to cross reference marketing spend, new customer account data and granular credit metrics to optimize our marketing budget across these channels in real time to produce higher quality new loans. Besides these diversified marketing programs, our stores play a critical role in creating brand awareness and driving new customer acquisition. From January 2015 through the end of June 2017, we acquired nearly 1.7 million new customers in North America. For the first six months of 2017 compared to the first six months of 2015, our average first-pay defaults in the United States improved by 240 bps, while our average cost per funded loan decreased from $64 to $55.

•	Focus on customer experience—We focus on customer service and experience and have designed our stores, website and mobile application interfaces to appeal to our customers’ needs. We continue to augment our web and mobile app interfaces to enhance our “Call, Click or Come In” strategy, with a focus on adding functionality across all our channels. Our stores are branded with distinctive and recognizable signage, conveniently located and typically open seven days a week. Furthermore, we have highly experienced managers in our stores, which we believe is a critical component to driving customer retention, lowering acquisition costs and driving store-level margins. For example, the average tenure for our U.S. store managers is over nine years and over 11 years for regional directors.

•	Strong compliance culture with centralized collections operations—We seek to consistently engage in proactive and constructive dialogue with regulators in each of our jurisdictions and have made significant investments in best-practice automated tools for monitoring, training and compliance management. As of June 30, 2017 our compliance group consisted of 28 individuals based in all of the countries in which we operate, and our compliance management systems are integrated into our proprietary IT platform. Additionally, our in-house centralized collections strategy, supported by our proprietary back-end customer database and analytics team, drives an effective, compliant and highly-scalable model.

•	Demonstrated access to capital markets and diversified funding sources—We have raised over $1.0 billion of debt financing in five separate offerings since 2008, most recently in February 2017. We also closed a $150 million nonrecourse installment loan financing facility in 2016 and have routinely accessed banks and other lenders for revolving credit capacity. We believe this is a significant differentiator from our peers who may have trouble accessing capital markets to fund their business models if credit markets tighten. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

•	Experienced and innovative management team and sponsor—Our senior leadership team is among the most experienced in the industry with over a century of collective experience and an average tenure at CURO of over eight years. We also have deep bench strength across key functional areas including accounting, compliance, IT and legal. Our equity sponsor, FFL Partners, has been our partner since 2008 and has contributed significant resources to helping define the growth strategy of the Company.

•	History of growth and profitability—Throughout our operating history we have maintained strong profitability and growth. Between 2010 and 2016 we grew revenue, adjusted EBITDA and net income at a CAGR of 26.3%, 25.4% and 21.9%, respectively. At the same time, we have grown our product offerings to better serve our growing and expanding customer base.

Growth Strategy

•	Leverage our capabilities to continue growing installment and open-end products—Installment and open-end products accounted for 58% of our consolidated revenue for the year ending December 31, 2016, up from 19% in 2010, and we believe that our customers greatly prefer these products. We believe that these products will continue to account for a greater share of our revenue and provide us a competitive advantage versus other consumer lenders with narrower product focus. We believe that our ability to continue to be successful in developing and managing new products is based upon our capabilities in three key areas.

•	Underwriting: Installment and open-end products generally have lower yields than single-pay products, which necessitates more stringent credit criteria supported by more sophisticated credit analytics. Our industry leading analytics platform combines data from approximately 71 million loan records associated with loan information from third-party reporting agencies and has helped to reduce average first-pay defaults in the United States by approximately 240 bps for the first six months of 2017 compared to the first six months of 2015.

•	Collections and Customer Service: Installment and open-end products have longer terms than single-pay loans, in some cases up to 48 months. These longer terms drive the need for a more comprehensive collection and default servicing strategy that emphasizes curing a default and putting the customer back on a track to repay the loan. We utilize a centralized collection model that prevents our branch management personnel from ever having to contact customers to resolve a delinquency. We have also invested in building new contact centers in all of the countries in which we operate, each of which utilize sophisticated dialer technologies to help us contact our customers in a scalable, efficient manner.

•	Funding: The shift to larger balance installment loans with extended terms and open-end loans with revolving terms requires more substantial and more diversified funding sources. Given our deep and successful track record in accessing diverse sources of capital, we believe that we are well-positioned to support future new product transition.

•	Serve additional types of borrowers—In addition to growing our existing suite of installment and open-end lending products, we are focused on expanding the total number of customers that we are able to serve through product, geographic and channel expansion. This includes expansion of our online channel, particularly in the United Kingdom, as well as continued targeted additions to our physical store footprint. We also continue to introduce additional products to address our customers’ preference for longer term products that allow for greater flexibility in managing their monthly payments.

•	In the second quarter of 2017, we launched Avio Credit, a new online product branded in the United States targeting individuals in the 600-675 FICO band. This product is structured as an Unsecured Installment Loan with varying principal amounts and loan terms up to 48 months. As of April 2017, 10% of U.S. consumers had FICO scores between 600 and 649. A further 13.2% of U.S. consumers had FICO scores between 650 and 699, a portion of whom would fall into the credit profile targeted by our Avio Credit product.

•	We expect to expand our LendDirect brand in Canada to include additional provinces and increase acquisition efforts in existing markets. We also plan to open LendDirect stores in Canada during the fourth quarter of 2017. Seven million Canadians have a FICO score below 700. We estimate that the consumer credit opportunity for this customer segment exceeds C$165 billion. We believe these customers represent a highly-fragmented market with low penetration.

•	In the United Kingdom, we expect to launch online longer-term loans, some supported by a guarantor. According to a study by the Financial Conduct Authority, in 2016 the U.K. guarantor market alone comprised £300 million in loans outstanding and had annual originations of approximately £200 million in 2016. A report by L.E.K. Consulting found that this market experienced double digit percentage growth from 2008-2017. We believe it is currently dominated by one lender but otherwise largely made up of smaller participants with growth challenges.

•	Continue to bolster our core business through enhancement of our proprietary risk scoring models—We continuously refine and update our credit models to drive additional improvements in our performance metrics. By regularly updating our credit underwriting algorithms we can continue to expand the value of each of our customer relationships through improved credit performance. By combining these underwriting improvements with data driven marketing spend, we believe our optimization efforts will produce margin expansion and earnings growth.

•	Expand credit for our borrowers—Through extensive testing and our proprietary underwriting, we have successfully increased credit limits for customers, enabling us to offer “the right loan to the right customer.” The favorable take rates and successful credit performance have improved overall vintage and portfolio performance. For the first six months of 2017, our average loan amount for Unsecured and Secured Installment Loans rose by $115 (a 23.7% increase) and $258 (a 25.5% increase), respectively, versus the same period in 2016.

•	Continue to improve the customer journey and experience—We have projects in our development pipeline to enhance our “Call, Click or Come In” customer experience and execution, ranging from redesign of web and app interfaces to enhanced service features to payments optimization.

•	Enhance our network of strategic partnerships—Our strategic partnership network generates applicants that we then close through our diverse array of marketing channels. By further leveraging these existing networks and expanding the reach of our partnership platform to include new relationships, we can increase the number of overall leads we receive.

Customers

Our customers require essential financial services and value timely, transparent, affordable and convenient alternatives to banks, credit card companies and other traditional financial services companies. According to a recent study by FactorTrust, underbanked customers in the United States tend to have the following characteristics:

•	average age of 39 for applicants and 41 for borrowers;

•	applicants are 47% male and 53% female;

•	41% are homeowners;

•	45% have a bachelor’s degree or higher; and

•	the top five employment segments are Retail, Food Service, Government, Banking/Finance and Business Services.

In the United States, our customers generally earn between $25,000 and $75,000 annually. In Canada, our customers generally earn between C$25,000 and C$60,000 annually. In the United Kingdom our customers generally earn between £18,000 and £31,000 annually.

Our customers utilize the services provided by our industry for a variety of reasons, including that they often:

•	have immediate need for cash between paychecks;

•	have been rejected for traditional banking services;

•	maintain sufficient account balances to make a bank account economically efficient;

•	prefer and trust the simplicity, transparency and convenience of our products;

•	need access to financial services outside of normal banking hours; and

•	reject complicated fee structures in bank products (e.g., credit cards and overdrafts).

Products and Services

We provide Unsecured Installment Loans, Secured Installment Loans, Open-End Loans, Single-Pay Loans and a number of ancillary financial products, including check cashing, proprietary reloadable prepaid debit cards (Opt+), credit protection insurance in the Canadian, market gold buying, retail installment sales and money transfer services. We have designed our products and customer journey to be consumer-friendly, accessible and easy to understand. Our platform and product suite enable us to provide several key benefits that appeal to our customers:

•	transparent approval process;

•	flexible loan structure, providing greater ability to manage monthly payments;

•	simple, clearly communicated pricing structure; and

•	full account management online and via mobile devices.

Our centralized underwriting platform and its proprietary algorithms are used for every aspect of underwriting and scoring of our loan products. The customer application, approval, origination and funding processes differ by state, country and by channel. Our customers typically have an active phone number, open checking account, recurring income and a valid government-issued form of identification. For in-store loans, the customer presents required documentation, including a recent pay stub or support for underlying bank account activity for in-person verification. For online loans, application data is verified with third-party data vendors, our proprietary algorithms and/or tech-enabled account verification. Our proprietary, highly scalable, scoring system employs a champion/challenger process whereby models compete to produce the most successful customer outcomes and profitable cohorts. Our algorithms use data relevancy and machine learning techniques to identify approximately 60 variables from a universe of approximately 11,600 that are the most predictive in terms of credit outcomes. The algorithms are continuously reviewed and refreshed and are focused on a number of factors related to disposable income, expense trends and cash flows, among other factors, for a given loan applicant. The predictability of our scoring models is driven by the combination of application data, purchased third-party data and our robust internal database of nearly approximately 71 million records associated with loan information. These variables are then combined in a series of algorithms to create a score that allows us to scale lending decisions.

Geography and Channel Mix

For the six months ending June 30, 2017, our revenue distribution in the United States, Canada and United Kingdom was 77%, 19% and 4%, respectively.

Stores: As of June 30, 2017, we had 419 stores in 14 U.S. states, seven provinces in Canada and in the United Kingdom, which included the following:

•	215 United States locations: Texas (92), California (36), Nevada (18), Arizona (13), Tennessee (11), Kansas (10), Illinois (8), Alabama (7), Missouri (5), Louisiana (5), Colorado (3), Oregon (3), Washington (2) and Mississippi (2);

•	191 Canadian locations: Ontario (121), Alberta (28), British Columbia (26), Saskatchewan (6), Nova Scotia (5), Manitoba (4) and New Brunswick (1); and

•	13 United Kingdom locations: almost entirely in metropolitan London, which we closed in the third quarter of 2017 (see Note 21, “Subsequent Events” of our Notes to Interim Consolidated Financial Statements included elsewhere in this prospectus).

Online: We lend online in 25 states in the United States, five provinces in Canada and in England, Wales, Scotland and Northern Ireland in the United Kingdom.

The following charts reflect the revenue contribution, including CSO fees, of the products and services that we currently offer and the revenues from these services in each of the regions in which we operate.

Year Ended December 31, 2016	Six Months Ended June 30, 2017

Overview of Loan Products

Below is an outline of the primary products we offered as of June 30, 2017.

Installment
	Unsecured	Secured	Open-End	Single-Pay
Channel	Online and in-store: 15 U.S. states, Canada and the United Kingdom	Online and in-store: 7 U.S. states	Online: KS, TN, ID, UT, DE and RI. In-store: KS and TN	Online and in-store: 12 U.S. states, Canada and the United Kingdom

Approximate Average Loan Size	$602	$1,231	$451	$321

Duration	Up to 48 months	Up to 42 months	Revolving/Open-ended	Up to 62 days

Pricing	14.9% average monthly interest rate(1)	11.3% average monthly interest rate(1)	Daily interest rates ranging from 0.74% to 0.99%	Fees ranging from $13 to $25 per $100 borrowed

(1)	Weighted average of the contractual interest rates for the portfolio as of June 30, 2017

Unsecured Installment Loans

Unsecured Installment Loans are fixed-term, fully-amortizing loans with a fixed payment amount due each period during the term of the loan. Customers may prepay without penalty or fees. Unsecured Installment Loan terms are governed by enabling state legislation in the United States, provincial and federal legislation in Canada and national regulation in the United Kingdom. Unsecured Installment Loans comprised 48.6% and 40.0% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. We believe that the flexible terms and lower payments associated with Installment Loans significantly expands our addressable market by allowing us to serve a broader range of customers with a variety of credit needs.

Secured Installment Loans

Secured Installment Loans are similar to Unsecured Installment Loans but are also secured by a vehicle title. For these loans the customer provides clear title or security interest in the vehicle as collateral. The customer receives the benefit of immediate cash but retains possession of the vehicle while the loan is outstanding. The loan requires periodic payments of principal and interest with a fixed payment amount due each period during the term of the loan. Customers may prepay without penalty or fees. Secured Installment Loan terms are governed by enabling state legislation in the United States. Secured Installment Loans composed 10.6% and 9.8% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Open-End Loans

Open-End Loans are a line of credit for the customer without a specified maturity date. Customers may draw against their line of credit, repay with minimum, partial or full payments and redraw as needed. We report and earn interest on the outstanding loan balances drawn by the customer against their approved credit limit. Customers may prepay without penalty or fees. Typically, customers do not draw the full amount of their credit limit. Loan terms are governed by enabling state legislation in the United States. Unsecured Open-End Loans comprised 6.7% and 7.0% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. Secured Open-End Loans are offered as part of our product mix in states with enabling legislation and accounted for approximately 1.0% of our consolidated revenue during both the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Single-Pay Loans

Single-Pay Loans are generally unsecured short-term, small-denomination loans whereby a customer receives cash in exchange for a post-dated personal check or a pre-authorized debit from the customer’s bank account. We agree to defer deposit of the check or debiting of the customer’s bank account until the loan due date which typically falls on the customer’s next pay date. Single-Pay Loans are governed by enabling state legislation in the United States, federal and provincial regulations in Canada and national regulation in the United Kingdom. Single-Pay Loans composed 28.8% and 37.3% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Ancillary products

We also provide a number of ancillary financial products including check cashing, proprietary reloadable prepaid debit cards (Opt+), credit protection insurance in the Canadian market, gold buying, retail installment sales and money transfer services. We had 98,070 active Opt+ cards as of June 30, 2017, which includes any card with a positive balance or transaction in the past 90 days. Opt+ customers have loaded over $1.45 billion to their cards since we started offering this product.

CSO Programs

Through our CSO programs, we act as a credit services organization/credit access business on behalf of customers in accordance with applicable state laws. We currently offer loans through CSO programs in stores and online in the state of Texas and online in the state of Ohio. In Texas we offer Unsecured Installment Loans and Secured Installment Loans with a maximum term of 180 days. In Ohio we offer an Unsecured Installment Loan product with a maximum term of 18 months. As a CSO we earn revenue by charging the customer a fee (the “CSO fee”) for arranging an unrelated third-party to make a loan to that customer. When a customer executes an agreement with us under our CSO programs, we agree, for a CSO fee payable to us by the customer, to provide certain services to the customer, one of which is to guarantee the customer’s obligation to repay the loan the customer receives from the third-party lender. For CSO loans, each lender is responsible for providing the criteria by which the customer’s application is underwritten and, if approved, determining the amount of the customer loan. We in turn are responsible for assessing whether or not we will guarantee the loan. This guarantee represents an obligation to purchase specific loans if they go into default.

As of June 30, 2017, the maximum amount payable under all such guarantees was $52.7 million, compared to $59.6 million at December 31, 2016. Should we be required to pay any portion of the total amount of the loans we have guaranteed, we will attempt to recover the amount we pay from the customers. We hold no collateral in respect of the guarantees. The initial measurement of this guarantee liability is recorded at fair value and reported in the Credit services organization guarantee liability line in our Consolidated Balance Sheets. The fair value of the guarantee is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Our guarantee liability was $15.6 million and $17.1 million at June 30, 2017 and December 31, 2016, respectively.

The majority of revenue generated through our CSO programs was for Unsecured Installment Loans, which comprised 95.9% and 91.6% of total CSO revenue for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Total revenue generated through our CSO programs comprised 26.2% and 26.1% of our consolidated revenue during the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

Sales and Marketing

We are focused on capturing new accounts as demonstrated by the nearly 1.7 million new customers we acquired between January 2015 and the end of June 2017 in our U.S. market. For the first six months of 2017 compared to the first six months of 2015, our average first-pay defaults improved by 240 bps, while our average cost per funded loan decreased from $64 to $55. In 2015, we experienced an increase in advertising expense as a result of a strategy to gain market share during a period of time when we believed the online market was disrupted. We returned to more normalized spend levels in 2016 and first quarter of 2017 following the surge in advertising expense in 2015, but with better efficiency because of improved analytics and an accelerating shift to mobile and online.

United States

Our marketing efforts focus on a variety of targeted, direct response strategies. We use various forms of media to build brand awareness and drive customer traffic in stores, online and to our contact centers. These strategies include direct response spot television in each operating market, radio campaigns, point-of-purchase materials, a multi-listing and directory program for print and online yellow pages, local store marketing activities, prescreen direct mail campaigns, robust online marketing strategies and “send a friend” and word-of-mouth referrals from satisfied customers. We also utilize our unique capability to drive customers originated online to our store locations–a program we call “Site-to-Store.”

Canada

The Cash Money platform has built strong brand awareness as a leading provider of alternative financial solutions in Canada. Cash Money’s marketing efforts have historically included high frequency television buys, print media and targeted publications, as well as local advertising in the communities we serve.

The charts below set forth the trends in advertising spending and new customers acquired, cost-per-funded loan, or CPF, and first-pay defaults, or FPD, for North America for the periods indicated. These trends are primarily attributable to our continually-improving analytics and channel-management capabilities that enable us to balance and manage dynamically the relationships between total marketing spend, application-to-funded conversion rates, new customers acquired and credit performance (expressed here as FPD). The tables also highlight the seasonality of customer acquisition strategies, especially in the United States where acquisition and performance in the first quarter of the year is affected by federal income tax refunds. Finally, we believe these metrics support our proven capability of maintaining strong new customer counts while improving credit quality and CPF.

Direct Advertising Spend and New Customers Acquired—North America

Cost-per-Funded Loan

% ancillary revenue 7% 5% 5% % ancillary revenue 5% 4% 4% % online revenue 28% 30% 33% % online revenue 30% 35% 39%

First-Pay Defaults

United Kingdom

Wage Day has built a strong brand name as a leading on-line provider of short-term consumer loans to individuals in the United Kingdom. Wage Day’s marketing efforts include direct marketing of its existing customer base through a variety of channels, including email and text messaging, and new customer acquisition through leads purchased through its affiliates.

Over the past several years, we have redesigned and reformulated our loan products, including the introduction of a new installment product in 2016, and enhanced our customer acquisition, underwriting and collection capabilities.

The table below sets forth CPF information in the United Kingdom for the periods indicated:

United Kingdom: Cost-per-Funded Loan

Information Systems

The Curo Platform is our proprietary IT platform, which is a unified, centralized platform that seamlessly integrates activities related to customer acquisition, underwriting, scoring, servicing, collections, compliance and reporting. The Curo Platform is also designed to enable us to support and monitor compliance with regulatory and other legal requirements applicable to the financial products we offer. Our platform captures transactional history by store and by customer, which allows us to track loan originations, payments, defaults and payoffs, as well as historical collection activities on past-due accounts. In addition, our stores perform automated daily cash reconciliation at each store and every bank account in the system. This fully-integrated IT platform enables us to make real-time, data-driven changes to our acquisition and risk models, which yield significant benefits in terms of customer acquisition costs and credit performance. Each of our stores has secure, real-time access to corporate servers and the most up to date information to maintain consistent underwriting standards. All loan applications are scanned and electronic copies are centrally stored for convenient access and retrieval. Our IT platform is built upon by over 15 years of continually updated customer data comprising approximately 71 million records associated with loan information to formulate our robust, proprietary underwriting algorithms. This platform then automatically applies multi-algorithmic analysis to a customer’s loan application to produce a “Curo Score,” which drives our underwriting decision. Globally, we have 182 employees who write code and manage our networks and infrastructure for our IT platform.

The Curo Platform is scalable and has been successfully implemented in Canada and the United Kingdom. We modified the Curo Platform to calculate foreign exchange rates and interest rate calculations in the methodology commonly used in Canada and the United Kingdom, and to meet Canadian and U.K. standards for electronic card capture and approval.

Collections

To enable store-level employees to focus on customer service and to improve effectiveness and compliance management, we operate centralized collection facilities in the United States, Canada and the United Kingdom. Our collections personnel are trained to optimize regulatory-compliant loan repayment while treating our customers fairly. Our collections personnel contact customers after a missed payment, primarily via phone calls, letters and emails and help the customer understand available payment arrangements or alternatives to satisfy the deficiency. We use a variety of collections strategies, including payment plans, settlements and adjustments to due dates. Collections teams are trained to apply different strategies and tools for the various stages of delinquency and also vary methodologies by product type.

Our collections centers in Wichita, Kansas, Toronto, Ontario and Nottingham, United Kingdom employ 108, 79 and 65 collection professionals as of June 30, 2017, respectively.

We assign all our delinquent loan accounts in the United States to an affiliated third-party collection agency once they are 91 to 121 days past due. Under our policy, the precise number of days past due to trigger a referral varies by state and product and requires, among other things, that proper notice be delivered to the customer. Once a loan meets the criteria set forth in the policy, it is automatically referred for collection. We make changes to our policy periodically in response to various factors, including regulatory developments and market conditions. Our policy is established and implemented by our chief operating officer, senior vice president in charge of collections and our chief executive officer. As delinquent accounts are paid, the Curo Platform updates these accounts in real time. This ensures that collection activity will cease the moment a customer’s account is brought current or paid in full and considered in “good standing.” See “Certain Relationships and Related-Party Transactions” for a description of our relationship with our third-party collection agency.

One of the primary metrics we use to measure collections effectiveness is Return on Collections, or ROC. ROC is total delinquent payments collected divided by total delinquent payments entering collections during a period. Through continuous enhancements in technology, processes and talent, we improved U.S. ROC from 65.8% for 2015 to 70.8% for 2016. For the same periods, ROC in Canada was stable in the range of 61.3% to 61.0%.

Competition

We believe that the primary factors upon which we compete are:

•	range of services;

•	flexibility of product offering;

•	convenience;

•	reliability;

•	fees; and

•	speed.

Our underbanked customers tend to value service that is quick and convenient, lenders that can provide the most appropriate structure and terms and payments that are affordable. We face competition in all of our markets from other alternative financial services providers, banks, savings and loan institutions, short-term consumer lenders and other financial services entities. Generally, the landscape is characterized by a small number of large, national participants with a significant presence in markets across the country and a significant number of smaller localized operators. Our competitors in the alternative financial services industry include monoline operators (both public and private) specializing in short-term cash advances, multiline providers offering cash advance services in addition to check cashing and other services and subprime specialty finance and consumer finance companies, as well as businesses conducting operations online and by phone.

Employees

We are committed to building and nurturing a distinctive corporate culture. Our core company values are:

•	Winning with integrity. We compete hard and do what is right.

•	Thriving on change. We embrace change from a proactive stance with flexibility and responsiveness.

•	Building relationships based on trust, honesty and respect. We approach all people with openness and candor.

•	Executing with urgency and passion. We move fast with a sense of excitement and an entrepreneurial spirit.

•	Keeping our commitments. We walk our talk and do what we say we will do.

•	Leading with humility. Check your ego; best idea wins. Ours is a shared success.

As of June 30, 2017, we had a total of approximately 4,200 employees worldwide, approximately 3,000 of whom work in our stores. None of our employees is unionized or covered by a collective bargaining agreement, and we consider our current employee relations to be good.

We believe that customer service is critical to our continued success and growth. As such, we have staffed each of our stores with a full-time Store Manager or Branch Manager, or SM, that runs the day-to-day operations of the store. The SM is typically supported by a Senior Assistant Manager, or SAM, and/or an Assistant Manager, or AM, and nine to 12 full-time Customer Advocates. A newer store will typically ramp up with a SM, a SAM, two AM’s and two Customer Advocates. Customer Advocates conduct the point-of-sale activities and greet and interact with customers from a secured area behind expansive windows. We believe staff continuity is critical to our business. We believe that our pay rates are equal to or better than all of our major competitors and we constantly evaluate our benefit plans to maintain their competitiveness.

STORE LEVEL ORGANIZATION
POSITION	DESCRIPTION/RESPONSIBILITY	JUNE 30, 2017 HEADCOUNT	AVERAGE TENURE
Regional Director	• Oversee operations and supervise District Managers • Responsible for compliance and overall performance	9	11.5

District Manager	• Supervise up to nine stores • Responsible for hiring, training and compliance	61	10.5

Store Manager	• Responsible for day-to-day store operations • Supervise store-level employees	417	7.5

Senior Assistant Manager/Assistant Manager/Shift Lead	• Assist in supervising operations • Monitor customer service and a resource for Advocates	901	3.6

Customer Advocate	• Conduct point-of-sale activities • Responsible for individual transactions	1,528	1.8

Property

As of June 30, 2017, the Company leased 215 stores in the United States, 191 stores in Canada and 13 stores in the United Kingdom. Our operating lease agreements for the buildings in which we operate expire at various times through 2030, and the majority of the leases have an original term of five years with two, five-year renewal options. Most of the leases have escalation clauses and several also require payment of certain period costs including maintenance, insurance and property taxes. We lease our principal executive offices, which are located in Wichita, Kansas. The leases cover approximately 52,000 square feet of office space. See “Certain Relationships and Related Party Transactions” for additional information regarding operating lease agreements with real estate entities that are related to the Company through common ownership.

Legal Proceedings

Harrison, et al v. Principal Investments, Inc. et al

During the period relevant to this class action litigation, the Company pursued in excess of 16,000 claims in the limited actions and jurisdiction court in Clark County, Nevada, seeking repayment of loans on which customers had defaulted. The Company utilized outside counsel to file these debt collection lawsuits. On Scene Mediations, a process serving company, was employed to serve the summons and petitions in the majority of these cases. In an unrelated matter, the principal of On Scene Mediations was convicted of multiple accounts of perjury and filing false affidavits to obtain judgments on behalf of a Las Vegas collection agency. In September 2010, we were sued by four former customers in a proposed class action suit filed in the District Court in Clark

County, Nevada. The plaintiffs in this case claimed that they, and others in the proposed class, were not properly served notice of the debt collection lawsuits by the Company.

On June 7, 2017, the parties reached a settlement in this matter. The Company accrued approximately $2.0 million as a result of this settlement during the second quarter of 2017. At a hearing before the District Court in Clark County, Nevada, on July 24, 2017 the court granted preliminary approval of the settlement. The final fairness hearing is scheduled for October 30, 2017.

City of Austin

We were cited on July 5, 2016 by the City of Austin, Texas for alleged violations of the Austin, Texas ordinance addressing products offered by CSOs. The Texas ordinances regulate aspects of products offered under our CAB programs, including loan sizes and repayment terms. We believe that: (1) the Austin ordinance (like its counterparts elsewhere in the state) conflicts with Texas state law and (2) our product in any event complies with the ordinance, when it is properly construed. An Austin trial court agreed with our position that the ordinance conflicts with Texas law and, accordingly, did not address our second argument. In August 2017, an Austin appellate court reversed a trial court’s decision and remanded the case to trial court for further proceedings. We appealed the appellate decision in October 2017, and the appeal is currently pending. We will not have a final determination of the lawfulness of our CAB program under the Austin ordinance (and similar ordinances in other Texas cities) for some time. A final adverse decision could potentially result in material monetary liability in Austin and elsewhere and would force us to restructure the loans we arrange in Texas.

Other

We are also a defendant in certain routine litigation matters encountered in the ordinary course of our business. Certain of these matters may be covered to an extent by insurance. In the opinion of management, based upon the advice of legal counsel, the likelihood is remote that the impact of any pending legal proceedings and claims, either individually or in the aggregate, would have a material adverse effect on our consolidated financial condition, results of operations or cash flows. For more information, see Note 18, “Legal Proceedings” of our Notes to Interim Consolidated Financial Statements included elsewhere in this prospectus. The resolution of these matters is not expected to have a material adverse effect on our financial position, results of operations or liquidity.

REGULATORY ENVIRONMENT AND COMPLIANCE

Regulations

The alternative financial services industry is regulated at the federal, state and local levels in the United States; at the federal and provincial levels in Canada; and at the central government level in the United Kingdom. In general, these regulations are designed to protect consumers and the public, while providing standard guidelines for business operations. Laws and regulations typically impose restrictions and requirements, such as governing interest rates and fees, maximum loan amounts, the number of simultaneous or consecutive loans, required waiting periods between loans, loan extensions and refinancings, payment schedules (including maximum and minimum loan durations), required repayment plans for borrowers claiming inability to repay loans, disclosures, security for loans and payment mechanisms, licensing, and in certain jurisdictions database reporting and loan utilization information. We are also subject to federal, state, provincial and local laws and regulations relating to our other financial products, including laws and regulations governing recording and reporting certain financial transactions, identifying and reporting suspicious activities and safeguarding the privacy of customers’ non-public personal information. For more information regarding the regulations applicable to our business and the risks to which they subject us, see the section entitled “Risk Factors.”

The legal environment is constantly changing as new laws and regulations are introduced and adopted, and existing laws and regulations are repealed, amended, modified and reinterpreted. We regularly work with authorities, both directly and through our active memberships in industry trade associations, to support our industry and to promote the development of laws and regulations that are equitable to businesses and consumers alike.

Regulatory authorities at various levels of government and voters have enacted, and will likely continue to propose, new rules and regulations impacting our industry. Due to the evolving nature of laws and regulations, further rulemaking could result in new or expanded regulations that may adversely impact current product offerings or alter the economic performance of our existing products and services. For example, a rule recently adopted by the CFPB threatens to do just that if and when it becomes effective. In addition, the CFPB is expected to propose a rule that will restrict debt collector communications with consumers. Although the rule is not expected to apply directly to the Company’s activities, such a rule might impact third party debt collection on behalf of the Company and the CFPB might use its supervisory authority to impose similar restrictions on the Company. We cannot provide any assurances that additional federal, state, provincial or local statutes or regulations will not be enacted in the future in any of the jurisdictions in which we operate. It is possible that future changes to statutes or regulations will have a material adverse effect on our results of operations and financial condition.

U.S. Regulations

U.S. Federal Regulations

The U.S. federal government and its respective agencies possess significant regulatory authority over consumer financial services. The body of laws to which we are subject has a significant impact on our operations. Recently, the CFPB adopted two new rules that are likely to have such an impact if and when they become effective—(i) a rule designed to preclude arbitration agreements from interfering with class actions against providers of consumer financial products and services, or the CFPB Anti-Arbitration Rule, and (ii) a rule specifically targeted at payday, vehicle title and certain high-cost installment loans, or the CFPB Rule.

Dodd-Frank: In 2010, the U.S. Congress passed the Dodd-Frank Act. Title X of this legislation created the CFPB, which became operational in July 2011. Title X provides the CFPB with broad rule-making, supervisory and enforcement powers with regard to consumer financial services. Title X of Dodd-Frank also contains so-called “UDAAP” provisions declaring unlawful “unfair,” “deceptive” and “abusive” acts and practices in connection with the delivery of consumer financial services and giving the CFPB the power to enforce UDAAP prohibitions and to adopt UDAAP rules defining unlawful acts and practices. Additionally, the FTC Act prohibits “unfair” and “deceptive” acts and practices and gives the FTC enforcement authority to prevent and redress violations of this prohibition.

CFPB Rule: Pursuant to its authority to adopt UDAAP rules, the CFPB adopted a new rule applicable to payday, title and certain high-cost installment loans in October 2017. The provisions of this CFPB Rule directly applicable to us are scheduled to become effective 21 months after the CFPB Rule is published in the Federal Register (no earlier than July 2019, and later if the publication occurs after October 2017). However, the CFPB Rule remains subject to potential override by congressional disapproval pursuant to the Congressional Review Act. Moreover, after the current CFPB Director leaves office, either at the end of his scheduled term in July 2018 or sooner, his successor could suspend, delay, modify or withdraw the CFPB Rule. Further, we expect that important elements of the CFPB Rule will be subject to legal challenge by trade groups or other private parties. Thus, it is impossible to predict whether and when the CFPB Rule will go into effect and, if so, whether and how it might be modified.

In its current form, the CFPB Rule establishes ability-to-repay, or ATR, requirements for “covered short-term loans” and “covered longer-term balloon-payment loans,” as well as payment limitations on these loans and “covered longer-term loans.” Covered short-term loans are consumer loans with a term of 45 days or less. Covered longer-term balloon payment loans include consumer loans with a term of more than 45 days where (i) the loan is payable in a single payment, (ii) any payment is more than twice any other payment, or (iii) the loan is a multiple advance loan that may not fully amortize by a specified date and the final payment could be more than twice the amount of other minimum payments. Covered longer-term loans are consumer loans with a term of more than 45 days where (i) the total cost of credit exceeds an annual rate of 36%, and (ii) the lender obtains a form of “leveraged payment mechanism” giving the lender a right to initiate transfers from the consumer’s account. Post-dated checks, authorizations to initiate ACH payments and authorizations to initiate prepaid or debit card payments are all leveraged payment mechanisms under the CFPB Rule.

The CFPB Rule excludes from coverage, among other loans: (1) purchase-money credit secured by the vehicle or other goods financed (but not unsecured purchase-money credit or credit that finances services as opposed to goods); (2) real property or dwelling-secured credit if the lien is recorded or perfected; (3) credit cards; (4) student loans; (5) non-recourse pawn loans; and (6) overdraft services and overdraft lines of credit. These exclusions do not apply to our loans.

Under the provisions of the CFPB Rule applicable to covered short-term loans and covered longer-term balloon-payment loans, to make a conforming loan a lender will need to choose between the following two options.

•	A “full payment test,” under which the lender must make a reasonable determination of the consumer’s ability to repay the loan in full and cover major financial obligations and living expenses over the term of the loan and the succeeding 30 days. Under this test, the lender must take account of the consumer’s basic living expenses and obtain and generally verify evidence of the consumer’s income and major financial obligations. However, in circumstances where a lender determines that a reliable income record is not reasonably available, such as when a consumer receives and spends income in cash, the lender may reasonably rely on the consumer’s statements alone as evidence of income. Further, unless a housing debt obligation appears on a national consumer report, the lender may reasonably rely on the consumer’s written statement regarding his or her housing expense. As part of the ATR determination, the CFPB Rule permits lenders and consumers in certain circumstances to rely on income from third parties, such as spouses, to which the consumer has a reasonable expectation of access, and to consider whether another person is regularly contributing to the payment of major financial obligations or basic living expenses. A 30-day cooling off period applies after a sequence of three covered short-term or longer-term balloon payment loans.

•	A “principal-payoff option,” under which the lender may make up to three sequential loans, or so-called Section 1041.6 Loans, without engaging in an ATR analysis. The first Section 1041.6 Loan in any sequence of Section 1041.6 Loans without a 30-day cooling off period between loans is limited to $500, the second is limited to a principal amount that is at least one-third smaller than the principal amount of the first, and the third is limited to a principal amount that is at least two-thirds smaller than the principal amount of the first. A lender may not use this option if (i) the consumer had in the past 30 days an outstanding covered short-term loan or an outstanding longer-term balloon payment loan that is not a Section 1041.6 Loan, or (ii) the new Section 1041.6 Loan would result in the consumer having more than six covered short-term loans (including Section 1041.6 Loans) during a consecutive 12-month period or being in debt for more than 90 days on such loans during a consecutive 12-month period. For Section 1041.6 Loans, the lender cannot take vehicle security or structure the loan as open-end credit.

Covered longer-term loans that are not balloon loans will not be subject to the foregoing requirements. However, these loans will be subject to the CFPB Rule’s “penalty fee prevention” provisions, which will apply to all covered loans. Under these provisions:

•	If two consecutive attempts to collect money from a particular account of the borrower, made through any channel (e.g., paper check, ACH, prepaid card) are unsuccessful due to insufficient funds, the lender cannot make any further attempts to collect from such account unless and until the lender has provided a new notice to the borrower and the borrower has provided a new and specific authorization for additional payment transfers. The CFPB Rule contains specific requirements and conditions for the authorization. While the CFPB has explained that these provisions are designed to limit bank penalty fees to which consumers may be subject, and while banks do not charge penalty fees on card authorization requests, the CFPB Rule nevertheless treats card authorization requests as payment attempts subject to these limitations.

•	A lender generally must give the consumer at least three business days advance notice before attempting to collect payment by accessing a consumer’s checking, savings, or prepaid account. The notice must include information such as the date of the payment request, payment channel and payment amount (broken down by principal, interest, fees, and other charges), as well as additional information for “unusual attempts,” such as when the payment is for a different amount than the regular payment, initiated on a date other than the date of a regularly scheduled payment or initiated in a different channel that the immediately preceding payment attempt.

The CFPB Rule also requires the CFPB’s registration of consumer reporting agencies as “registered information systems” to whom lenders must furnish information about covered short-term and longer-term balloon loans and from whom lenders must obtain consumer reports for use in extending such credit. If there is no registered information system or if no registered information system has been registered for at least 180 days, lenders will be unable to make Section 1041.6 Loans. The CFPB expects that there will be at least one registered information system in time for lenders to avail themselves of the option to make Section 1041.6 Loan by the effective date of the CFPB Rule.

The CFPB Rule remains subject to possible Congressional override by disapproval pursuant to the Congressional Review Act and possible invalidation in legal challenges by trade groups or other private parties. We cannot predict at this time whether Congress will allow the rule to stand or whether private legal challenges will be successful.

For a discussion of the potential impact of the CFPB Rule on the Company, see “Risk Factors—Risks Relating to the Regulation of Our Industry—The CFPB promulgated new rules applicable to our loans that could have a material adverse effect on our business and results of operations.”

CFPB Enforcement: In addition to the Dodd-Frank Act’s grant of rule-making authority, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws (including Dodd-Frank’s UDAAP provisions and the CFPB’s own rules). In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations promulgated thereunder (such as the CFPB Rule), the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (and possibly also for the civil penalties available to the CFPB). Potentially, if the CFPB, the FTC or one or more state officials believe we have violated the foregoing laws, they could exercise their enforcement powers in ways that would have a material adverse effect on us.

CFPB Supervision and Examination: Additionally, the CFPB has supervisory powers over many providers of consumer financial products and services, including explicit authority to examine (and require registration) of payday lenders. The CFPB released its Supervision and Examination Manual, which includes a section on Short-Term, Small-Dollar Lending Procedures, and began field examinations of industry participants in 2012. The CFPB commenced its first supervisory examination of us in October 2014. The scope of the CFPB’s examination included a review of our Compliance Management System, our Short-Term Small Dollar lending procedures, and our compliance with Federal consumer financial protection laws. The 2014 examination had no material impact on our financial condition or results of operations, and we received the final CFPB Examination Report in September 2015.

The CFPB commenced its second examination of us in February 2017 and completed the related field work in June 2017. The scope of the 2017 examination included a review of our Consumer Compliance Management System, our substantive compliance with applicable federal laws and certain select matters requiring attention. The CFPB has not yet provided us with its final report of examination. However, we have received and responded to preliminary findings.

Reimbursement Offer; Possible Changes in Payment Practices: During the course of the 2017 CFPB examination, we determined that a limited universe of borrowers may have incurred bank overdraft or non-sufficient funds fees because of possible borrower confusion about certain electronic payments we initiated on their loans. As a result, we have decided to reimburse those fees through payments or credits against outstanding loan balances, subject to per-customer dollar limitations, upon receipt of (i) claims from potentially affected borrowers stating that they were in fact confused by our practices and (ii) bank statements from such borrowers showing that they incurred these fees at a time that they might reasonably have been confused about our practices. Based on the terms of the reimbursement offer we are currently considering, we do not expect the net financial cost of this offer to exceed $4 million.

While we do not expect that matters arising from the CFPB examinations will have a material impact on the Company, at least in part to meet CFPB expectations, the Company has made in recent years, and is continuing to make, certain enhancements to its compliance procedures and consumer disclosures. For example, we are in the process of evaluating our payment practices. Even in advance of the effective date of the CFPB Rule (and even if the CFPB Rule does not become effective), we may make changes to these practices in a manner that will increase costs and/or reduce revenues.

Anti-Arbitration Rule. Under its authority to regulate pre-dispute arbitration provisions pursuant to Section 1028 of Dodd-Frank, in July 2017 the CFPB issued a final rule prohibiting the use of mandatory arbitration clauses with class action waivers in agreements for consumer financial products and services. Compliance is required for all covered agreements entered into on or after March 19, 2018. The Anti-Arbitration Rule also requires covered providers who are involved in arbitration pursuant to a pre-dispute arbitration agreement to submit certain arbitral and court records to the CFPB.

Several trade groups have initiated a legal challenge to the Anti-Arbitration Rule in court. In addition, the rule remains subject to possible Congressional override by disapproval pursuant to the Congressional Review Act, passage of the pending Financial CHOICE Act of 2017, or otherwise.

We currently include pre-dispute arbitration provisions in our loan agreements. However, unless the Anti-Arbitration Rule is overturned by Congress or the courts we will likely discontinue or limit their use to individual lawsuits, effective as to loan agreements entered into on or after March 19, 2018. We do not know whether and when Congress will act regarding the rule and whether there will be any successful private legal challenges to the rule.

We can give no assurance that the Anti-Arbitration Rule will not have a material impact on our U.S. operations.

MLA: The Military Lending Act, or MLA, enacted in 2006 and implemented by the Department of Defense, or DoD, imposes a 36% cap on the “all-in” annual percentage rates charged on certain loans to active-duty members of the U.S. military, reserves and National Guard and their respective dependents. As initially adopted, the MLA and related DoD rules applied to our loans with terms up to 90 days. However, in 2016, the DoD expanded its MLA regulations, effective in October 2016, to encompass some of our longer-term Installment Loans that were not previously covered. As a result, we ceased offering short-term consumer loans to these applicants in 2007 and all loans to these applicants in 2016.

Enumerated Consumer Financial Services Laws, TCPA and CAN-SPAM: Federal law imposes additional requirements on us with respect to our consumer lending. These requirements include disclosure requirements under the Truth in Lending Act, or TILA, and Regulation Z. TILA and Regulation Z require creditors to deliver disclosures to borrowers prior to consummation of both closed-end and open-end loans and, additionally for open-end credit products, periodic statements and change in terms notices. For closed-end loans, the annual percentage rate, the finance charge, the amount financed, the total of payments, the number and amount of payments and payment due dates, late fees and security interests must all be disclosed. For open end credit, the borrower must be provided with key information that includes annual percentage rates and balance computation methods, various fees and charges, and security interests.

Under the Equal Credit Opportunity Act, or ECOA, and Regulation B, we may not discriminate on various prohibited bases, including race, gender, national origin, marital status and the receipt of government benefits, retirement or part-time income, and we must also deliver notices specifying the basis for credit denials, as well as certain other notices. The Fair Credit Reporting Act, or FCRA, regulates the use of consumer reports and reporting of information to credit reporting agencies. These laws limit the permissible uses of credit reports and require us to provide notices to customers when we take adverse action or increase interest rates based on information obtained from third parties, including credit bureaus. We are also subject to additional federal requirements with respect to electronic signatures and disclosures under the Electronic Signatures In Global And National Commerce Act, or ESIGN; and requirements with respect to electronic payments under the Electronic Funds Transfer Act, or EFTA, and Regulation E. EFTA and Regulation E requirements also have an important impact on our prepaid debit card services business. These rules and regulations protect consumers engaging in electronic fund transfers and contain restrictions, require disclosures and provide consumers certain rights relating to electronic fund transfers, including requiring a written authorization, signed or similarly authenticated, in connection with certain credit transactions payable through payments that recur at substantially equal intervals. Additionally we are subject to compliance with the Telephone Consumer Protection Act, or the TCPA, and CAN-SPAM Act, and the regulations of the FCC, which include limitations on telemarketing calls, auto-dialed calls, pre-recorded calls, text messages and unsolicited faxes. While the Company believes that its practices comply with the TCPA, the TCPA has given rise to a spate of litigation nationwide.

The Company applies the rules under the Fair Debt Collection Practices Act, or FDCPA, as a guide to conducting its collections activities for delinquent loan accounts, as well as complying with applicable state collections laws.

Bank Secrecy Act and Anti-Money Laundering Laws: Under regulations of the U.S. Department of the Treasury, or the Treasury Department, adopted under the Bank Secrecy Act of 1970, or BSA, we must report currency transactions in an amount greater than $10,000 by filing a Currency Transaction Report, or CTR, and we must retain records for five years for purchases of monetary instruments for cash in amounts from $3,000 to $10,000. Multiple currency transactions must be treated as a single transaction if we have knowledge that the transactions are by, or on behalf of, the same person and result in either cash in or cash out totaling more than $10,000 during any one business day. We will file a CTR for any transaction which appears to be structured to avoid the required filing and the individual transaction or the aggregate of multiple transactions would otherwise meet the threshold and require the filing of a CTR.

The BSA also requires us to register as a money services business with the Financial Crimes Enforcement Network of the Treasury Department, or FinCEN. This registration is intended to enable governmental authorities to better enforce laws prohibiting money laundering and other illegal activities. We are registered as a money services business with FinCEN and must re-register with FinCEN by December 31 every other year. We must also maintain a list of names and addresses of, and other information about, our stores and must make that list available to FinCEN and any requesting law enforcement or supervisory agency. That store list must be updated at least annually.

Federal anti-money-laundering laws make it a criminal offense to own or operate a money transmittal business without the appropriate state licenses, which we maintain. In addition, the USA PATRIOT Act of 2001 and its corresponding federal regulations require us, as a “financial institution,” to establish and maintain an anti-money-laundering program. Such a program must include: (1) internal policies, procedures and controls designed to identify and report money laundering; (2) a designated compliance officer; (3) an ongoing employee-training program; and (4) an independent audit function to test the program. Because our compliance with other federal regulations has essentially a similar purpose, we do not believe compliance with these requirements has had or will have any material impact on our operations. In addition, federal regulations require us to report suspicious transactions involving at least $2,000 to FinCEN. The regulations generally describe four classes of reportable suspicious transactions-one or more related transactions that the money services business knows, suspects, or has reason to suspect (1) involve funds derived from illegal activity or are intended to hide or disguise such funds, (2) are designed to evade the requirements of the BSA (3) appear to serve no business or lawful purpose or (4) involve the use of the money service business to facilitate criminal activity.

The Office of Foreign Assets Control, or OFAC, publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted or sanctioned countries. It also lists individuals, groups and entities, such as terrorists and narcotics traffickers, designated under programs that are not country-specific. Collectively, such individuals and companies are called “Specially Designated Nationals.” Their assets are blocked and we are generally prohibited from dealing with them.

Privacy Laws: The Gramm-Leach-Bliley Act of 1999 and its implementing federal regulations require us generally to protect the confidentiality of our customers’ nonpublic personal information and to disclose to our customers our privacy policy and practices, including those regarding sharing the customers’ nonpublic personal information with third-parties. That disclosure must be made to customers at the time the customer relationship is established and, subject to an exception, at least annually thereafter.

State and Local Regulation in the United States

Short-term consumer loans must comply with extensive laws of the states where our stores are located or, in the case of our online loans, where the borrower resides. These laws impose, among other matters, restrictions and requirements governing interest rates and fees; maximum loan amounts; the number of simultaneous or consecutive loans, and required waiting periods between loans; loan extensions and refinancings; payment schedules (including maximum and minimum loan durations); required repayment plans for borrowers claiming inability to repay loans; collections; disclosures; security for loans and payment mechanisms; licensing; and (in certain jurisdictions) database reporting and loan utilization information. While the federal FDCPA does not typically apply to our activities, comparable, and in some cases more rigorous, state laws do apply.

In the event of serious or systemic violations of state law by us or, in certain instances, our third-party service providers when acting on our behalf, we would be subject to a variety of regulatory and private sanctions. These could include license suspension or revocation (not necessarily limited to the state or product to which the violation relates); orders or injunctive relief, including orders providing for rescission of transactions or other affirmative relief; and monetary relief. Depending upon the nature and scope of any violation and/or the state in question, monetary relief could include restitution, damages, fines for each violation and/or payments to borrowers equal to a multiple of the fees we charge and, in some cases, principal as well. Thus, violations of these laws could potentially have a material adverse effect on our results of operations and financial condition.

The California Finance Lenders Law caps rates on loans under $2,500 but imposes no limit on loans valued $2,500 or higher. The DBO is currently evaluating whether—contrary to both our practice and general industry practice—the interest rate cap applies to loans in an original principal amount of $2,500 or more that are partially prepaid shortly after origination to reduce the principal balance to $2,500 or less. We provided the DBO with a detailed submission on this issue in September 2016, but the DBO’s response remains pending.

During the past few years, legislation, ballot initiatives and regulations have been proposed or adopted in various states that would prohibit or severely restrict our short-term consumer lending. We, along with others in the short-term consumer loan industry, intend to continue to inform and educate legislators and regulators and to oppose legislative or regulatory action that would prohibit or severely restrict short-term consumer loans. Nevertheless, if legislative or regulatory action with that effect were taken in states in which we have a significant number of stores (or at the federal level), that action could have a material adverse effect on our loan-related activities and revenues.

In some states, check cashing companies or money transmission agents are required to meet minimum bonding or capital requirements and are subject to record-keeping requirements and/or fee limits.

Currently, approximately 30 states in the United States have enabling legislation that specifically allows direct loans of the type that we make. In Texas and Ohio, we operate under a CSO model. In Texas this model is expressly authorized under Section 393 of the Texas Finance Code. As a CSO, we serve as arranger for consumers to obtain credit from independent, non-bank consumer lending companies and we guaranty the lender against loss. As required by Texas law, we are registered as a CSO and also licensed as a CAB. Texas law subjects us to audit by the State’s Office of Consumer Credit Commissioner and requires us to provide expanded disclosures to customers regarding credit service products.

The Texas cities of Austin, Dallas, San Antonio, Houston and several others (nearly 45 cities in total as of June 30, 2017) have passed substantially similar local ordinances addressing products offered by credit access businesses or CABs. These local ordinances place restrictions on the amounts that can be loaned to customers and the terms under which the loans can be repaid. As of June 30, 2017, the Company operated 70 stores in cities with local ordinances. We have been cited by the City of Austin for alleged violations of the Austin ordinance but believe that: (i) the ordinance conflicts with Texas state law and (ii) our product in any event complies with the ordinance, when it is properly construed. An Austin trial court agreed with our position that the ordinance conflicts with Texas law and, accordingly, did not address our second argument. In August 2017, an Austin appellate court reversed this decision and remanded the case to the trial court for further proceedings consistent with its opinion (including, presumably, a decision on our second argument). However, in October 2017 we appealed this appellate decision. Accordingly, we will not have a final determination of the lawfulness of our CAB program under the Austin ordinance (and similar ordinances in other Texas cities) for some time. A final adverse decision could potentially result in material monetary liability in Austin and elsewhere and would force us to restructure the loans we arrange in Texas.

Our credit services organization or CSO company in Ohio is registered under the Ohio Credit Services Organization Act and regulated by the Ohio Department of Commerce Division of Financial Institutions. As a CSO, we provide credit services to our customers in accordance with the Credit Services Organization Act.

Unlike Texas law, however, the Ohio Credit Services Organization Act does not expressly authorize the loan program we offer. Operating as a CSO allows us to charge a fee for arranging loans to our customers from unaffiliated third-party lenders, for assisting customers in preparing and completing the information and documents that the unaffiliated third-party lenders require the customers to submit in order to obtain loans and for providing guarantees of customer obligations to the unaffiliated third-party lenders. We determine whether we are prepared to guarantee the loans, using our own underwriting guidelines, and the lender applies its own underwriting guidelines in determining whether to make the loan. We obtain assurances from lenders that they comply with applicable federal and Ohio laws when setting loan terms. We offer loans online in Ohio.

Our businesses are regulated by state authorities in each state where we operate, whether through storefronts or online. We are subject to regular state examinations and audits and must address with the appropriate state agency any findings or criticisms resulting from these examinations and audits.

In addition to state laws governing our lending activities, most states have laws and regulations governing check cashing and money transmission, including licensing and bonding requirements and laws regarding maximum fees, recordkeeping and/or posting of fees, and our business is subject to various local rules, such as local zoning and occupancy regulations. These local rules and regulations are subject to change and vary widely from state to state and city to city.

We cannot provide any assurances that additional state or local statutes or regulations will not be enacted in the future in any of the jurisdictions in which we operate. Additionally, we cannot provide any assurances that any future changes to statutes or regulations will not have a material adverse effect on our results of operations and financial condition.

Canadian Regulations

In May 2007, Canadian federal legislation was enacted that exempts from the criminal rate of interest provisions of the Criminal Code (which prohibit receiving (or entering into an agreement to receive) interest at an effective annual rate that exceeds 60% on the credit advanced under the loan agreement) cash advance loans of $1,500 or less if the term of the loan is 62 days or less (“payday loans”) and the person is licensed under provincial legislation as a short-term cash advance lender and the province has been designated under the Criminal Code. Currently, Ontario, Alberta, British Columbia, Manitoba, Nova Scotia, Prince Edward Island and Saskatchewan have provincial enabling legislation allowing for payday loans and have also been designated under the Criminal Code. New Brunswick’s enabling legislation will come into force on January 1, 2018, at which time it will become a designated province under the Criminal Code. Newfoundland has proposed enabling legislation, but such legislation is not yet in force. Under the provincial payday lender legislation there are generally cost of borrowing disclosure requirements, collection activity requirements, caps on the cost of borrowing that may be recovered from borrowers and restrictions on certain types of lending practices, such as extending more than one payday loan to a borrower at any one time.

Canadian provinces periodically review the regulations for payday loan products. Some provinces specify a time period within the Act while other provinces are silent or simply note that reviews will be periodic.

Nova Scotia

On March 30, 2015, Nova Scotia completed its review process and reduced the maximum cost of borrowing from C$25 per C$100 to C$22 per C$100 effective in May of 2015. The remaining recommendations of the review Board, mainly an extended payment plan offering, are still with the respective minister for consideration. Cash Money operated five retail store locations as of June 30, 2017 and has an internet presence in Nova Scotia. We do not expect that any of the proposed changes will materially impact our operating results in Nova Scotia.

British Columbia

On September 21, 2016, the British Columbia Ministry of Public Safety and Solicitor General (the “Ministry”) announced a reduction in the total cost of borrowing from C$23 per C$100 lent to C$17 per C$100 lent effective January 1, 2017. At the same time, the Ministry also announced a consultation titled “Consumer Protection for British Columbians who use high-cost alternative financial services,” seeking input on whether, and what additional, regulation may be warranted. The consultation concluded October 20, 2016 and the process and timing following this consultation are unknown.

As of June 30, 2017, the Company operated 26 stores and conducted online lending in British Columbia. Revenues in British Columbia were approximately 10.2% of Canadian revenues and 2.0% of total consolidated revenues for the six months ended June 30, 2017.

Ontario

On April 20, 2016, the Ontario Ministry of Government and Consumer Services, or the Ministry, published a 30-day consultation to consider the total cost of borrowing for payday lending in Ontario, which was C$21 per C$100 lent. The consideration is whether the rate should remain at C$21 or be lowered to C$19, C$17 or C$15 per C$100 lent. On August 30, 2016, the Ministry published another 30-day consultation seeking public input on a two stage reduction in the total cost of borrowing, proposing a maximum rate of C$18 per C$100 lent effective January 1, 2017 and a further reduction to C$15 per C$100 lent effective January 1, 2018.

On November 3, 2016, the Ministry held a press conference and issued a press release announcing the introduction of new legislation and also announcing a reduction in the total cost of borrowing to C$18 per C$100 lent effective January 1, 2017. While the proposed further reduction to C$15 per C$100 lent was updated in the posted regulations, it is our understanding that the Ministry’s decisions on further reductions to the total cost of borrowing beyond January 1, 2017 are still under review and consideration.

In December 2015, Bill 156 titled “the Alternative Financial Services Statute Law Amendment Act” was introduced. This legislation proposed additional consumer protections such as a cooling-off period and extended repayment plan. This legislation also provided the Ministry with the authority, subject to a regulatory process, to impose additional requirements such as establishing a maximum loan amount. The Alternative Financial Services Statute Law Amendment Act passed second reading before the Parliament recessed in June of 2016.

Upon the Ontario Parliament returning from summer recess in September of 2016, the Premier of Ontario prorogued the legislature therefore all prior bills died and new legislation would need to be introduced. On November 3, 2016, the Ministry introduced Bill 59 titled “Putting Consumers First Act (the “Act”). The Act encompassed many of the provisions of the previous legislation (the Alternative Financial Services Statute Law Amendment Act). The Ministry also incorporated the provisions of three other previous, unrelated pieces of legislation in the Act. Bill 59 officially received Royal Assent on April 13, 2017. A majority of the Single-Pay-loan-related provisions in the Act, including but not limited to installment repayment plans, advertising requirements, prohibitions on number of loans in a year and disclosure requirements are subject to a further regulatory process.

With respect to the regulatory process for the authorities granted to the Ministry in Bill 59, the Ministry of Government and Consumer Services issued a consultation document on July 7, 2017 requesting feedback on whether and how regulations should change regarding most notably extended payment plans, maximum loan amounts, a cooling off period between loans, and limits on fees charged to cash government checks. Responses to the July 7, 2017 consultation document were due by August 21, 2017. The Ministry summary accompanying the consultation document stated that it intends to enact regulations based on the outcome of the consultation in early 2018. A further consultation document that will address required disclosures for payday loans, among other things, is planned for fall 2017. The Ministry currently plans to enact regulations based on the outcome of this second consultation in early 2019. While we expect the various steps of the regulatory process to occur over the next few months, the specific timeline is unknown.

We currently conduct online lending and operate 121 of our 191 Canadian stores in Ontario. Revenues originated in Ontario represented approximately 65.7% of revenue generated in Canada and 14.9% of our total consolidated revenues for the year ended December 31, 2016. Revenues originated in Ontario represented approximately 67.9% of revenue generated in Canada and 13.1% of our total consolidated revenues for the six months ended June 30, 2017. Until these procedures have concluded, we cannot speculate on the potential changes to regulations. Depending on the magnitude of the changes adopted, they could have a material adverse effect on our Ontario operations.

Alberta

On May 12, 2016, the Alberta Government introduced Bill 15 titled “An Act to End Predatory Lending.” The most notable provisions of this Bill included for loans in scope a reduction in the maximum cost of borrowing from C$23 to C$15 per C$100 lent and a requirement that all loans are repaid in installments. For customers paid semi-monthly, bi-weekly or on a more frequent basis, at least three installment payments would be required. For customers paid on a monthly basis, at least two installment payments would be required. All covered loan terms must be no less than 42 days and no greater than 62 days with no penalty for early repayment. Additionally, the Bill included a provision for a reduction in the cost of borrowing to 60% APR when alternative options for credit exist and are being utilized by a sufficient number of individuals.

On May 27, 2016, Bill 15 received Royal Assent. The maximum cost of borrowing of C$15 per C$100 lent became effective on August 1, 2016. On November 25, 2016, the Alberta Government issued the regulations for the installment payments, effective November 30, 2016. The Company currently operates 28 stores and conducts online lending in Alberta. Revenues in Alberta were approximately 15.1% of Canadian revenues and 3.4% of total consolidated revenues for the year ended December 31, 2016, and were approximately 12.0% of Canadian revenues and 2.3% of total consolidated revenues for the six months ended June 30, 2017. If we are unable to replace a significant portion of the affected revenues with other product offerings, this change could have a material adverse effect on our results for our Canadian operations.

Manitoba

On January 12, 2016, the province of Manitoba announced a Public Utilities Board, or PUB, hearing from April 12, 2016 through April 19, 2016 to specifically review and consider a reduction in the rate from C$17 per C$100 lent to C$15 per C$100 lent and a reduction in the maximum amount borrowers can loan from 30% of net pay to 25% of net pay. On June 17, 2016, the PUB issued its report to the government recommending that these proposed changes not be made. It is unknown if and when the government may adopt the recommendations of the PUB. As of June 30, 2017, the Company operated four stores in Manitoba.

Saskatchewan

Saskatchewan has amended its Payday Loan Regulations such that as of February 15, 2018, the maximum rate that may be charged to a borrower will be reduced from C$23 per C$100 lent to C$17 and the maximum fee for a dishonoured check will be reduced from C$50 to C$25. As of June 30, 2017, the Company operated six stores in Saskatchewan.

Installment loans are subject to the Criminal Code interest rate cap of 60%. Providers of these types of loans are also subject to provincial legislation that requires lenders to provide certain disclosures, prohibits the charging of certain default fees and extends certain rights to borrowers, such as prepayment rights. These laws are harmonized in many Canadian provinces. However, in Ontario, Bill 59 titled “Putting Consumers First Act,” which received Royal Assent on April 13, 2017, provides the Ontario Ministry with the authority to impose additional restrictions on lenders who offer installment loans, subject to a regulatory process, including: (i) requiring a lender to take into account certain factors with respect to the borrower before entering into a credit agreement with that borrower; (ii) capping the amount of credit that may be extended; (iii) prohibiting a lender from initiating contact with a borrower for the purpose of offering to refinance a loan; and (iv) capping the amount of certain fees that do not form part of the cost of borrowing. On July 7, 2017, the Ministry of Government and Consumer Services issued a consultation document requesting feedback on questions regarding a new regime for high-cost credit and limits on optional services, such as optional insurance. The proposed high-cost credit regime would apply to loans with an annual interest rate that exceeds 35%. The Ministry summary accompanying the consultation document stated that a further consultation paper would be issued this fall on those matters. The Ministry expects that regulation would be enacted in early 2019.

In Canada, the federal government generally does not regulate check cashing businesses, except in respect of federally regulated financial institutions (and other than the Criminal Code of Canada provisions noted above in respect of charging or receiving in excess of 60% interest on the credit advanced in respect of the fee for a check cashing transaction) nor do most provincial governments generally impose any regulations specific to the check cashing industry. The exceptions are the provinces of Quebec, where check cashing stores are not permitted to charge a fee to cash a government check; Manitoba, where the province imposes a maximum fee to be charged to cash a government check; and British Columbia and Ontario, where there is proposed legislation which will either restrict or impose a maximum fee that can be charged to cash a government check or any other check that may be designated by regulation. The province of Saskatchewan also regulates the check cashing business but only in respect of provincially regulated loan, trust and financing corporations. Cash Money does not operate in the province of Quebec.

The Financial Transaction and Reports Analysis Centre of Canada is responsible for ensuring that money services businesses comply with the legislative requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, or the PCMLTFA. The PCMLTFA requires the reporting of large cash transactions involving amounts of $10,000 or more received in cash and international electronic funds transfer requests or receipts of $10,000 or more. The PCMLTFA also requires submitting suspicious transactions reports when there are reasonable grounds to suspect that a transaction or attempted transaction is related to the commission of a money laundering offense or to the financing of a terrorist activity, and the submission of terrorist financing reports where a person has possession or control of property that they know or believe to be owned or controlled by or on behalf of a terrorist or terrorist group. The PCMLTFA also imposes obligations on money services businesses in respect of record keeping, identity verification, and implementing a compliance policy.

U.K. Regulation

In the United Kingdom, consumer lending is governed by The Consumer Credit Act 1974, which was amended by the Consumer Credit Act 2006, or the CCA, and related rules and regulations supplemented by guidance. On April 1, 2014, the Financial Conduct Authority, or FCA, assumed responsibility for regulating consumer credit from the Office of Fair Trading, or OFT, as enacted under the Financial Services Act 2012. The FCA is the regulatory body in the United Kingdom that is responsible for the regulation and oversight of the consumer credit industry. Firms operating with consumer credit licenses originally issued by the OFT were required to register with the FCA in the fall of 2013 to obtain interim permission to conduct consumer credit activities from April 1, 2014 until they had applied for and obtained full authorization from the FCA. In February 2016, the Company was notified that its two lending businesses in the United Kingdom, SRC Transatlantic Limited and Wage Day Advance Limited, had received full authorization from the FCA to undertake certain categories of regulated consumer credit business under the Financial Services and Markets Act 2000.

While U.K. consumer credit businesses are principally regulated by the FCA, there is additional legislation and regulation that governs consumer credit, including the CCA. The CCA imposes various obligations on lenders, and any person who exercises the rights and duties of lenders to correctly document credit agreements and guarantees and indemnities, give borrowers rights to withdraw, provide post contract information such as statements of account, notices of sums in arrears and default notices, protect consumers who purchase a good or service from a linked supplier and not to take certain recovery or enforcement action until prescribed forms of post-contractual notices have been served and prescribed time periods have elapsed. Any failure to comply with such legislation or regulation may have serious consequences for our U.K. operations, as well as a risk that the FCA may revoke or suspend our authorization.

The FCA and its predecessor, the OFT, have already taken action against, and have imposed requirements on, a number of well-known U.K. financial institutions. In addition, our U.K. operations are subject to various regulations concerning consumer protection and data protection, among others. We are also subject to the powers of the U.K. Information Commissioner’s Office, or the ICO, to take enforcement action in relation to data protection.

Financial Conduct Authority Regulation

The FCA’s strategic objective is to ensure that its relevant markets function well. The FCA also has three operational objectives:

•	to secure an appropriate degree of protection for consumers;

•	to protect and enhance the integrity of the U.K. financial system; and

•	to promote effective competition in the interests of consumers for regulated financial services or services carried out by regulated investment exchanges.

Its supervisory approach is risk based and directly linked to customer outcomes; in particular, it will focus on factors that influence the delivery of its statutory objectives.

The FCA Handbook sets out the FCA rules and other provisions, which have been made under powers given to the FCA under the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (as amended). Firms wishing to carry on regulated consumer credit activities must comply with all applicable sections of the FCA Handbook, as well as the applicable consumer credit laws and regulations.

The FCA Handbook provides both general sourcebooks (that all authorized firms must comply with) and specialist sourcebooks (that apply to firms carrying out a specific regulated activity). The FCA Handbook has a specialist consumer credit sourcebook, or CONC, for the consumer credit sector, which includes rules and guidance in relation to, inter alia, financial promotions, pre-contract responsibilities and disclosure, affordability and creditworthiness assessments, the handling of vulnerable customers, communications with customers, arrears, default and recovery of debt, debt advice and statute barred debt.

By virtue of doing business with financial institutions and other FCA regulated companies in the United Kingdom, subsidiaries of the Group are typically contractually obligated to comply with certain other requirements, such as the U.K. Lending Standards Board’s Standards of Lending Practice (which financial institutions usually comply with on a voluntary basis), the Finance and Leasing Association’s Lending Code and the Credit Services Association’s Code of Practice.

The FCA has applied its rules to consumer credit firms in a number of areas, including its high level principles and conduct of business standards. The FCA has substantially greater powers than the OFT and given the FCA has only been responsible for regulating consumer credit since April 2014, it is likely that the regulatory requirements applicable to our industry will continue to increase, as the FCA deepens its understanding of the industry through the authorization process. In addition, it is likely that the compliance framework that will be needed to continue to satisfy the FCA requirements will demand incremental investment and resources in our compliance governance framework. For example, it is currently expected that as of 2018, the U.K. Senior Managers and Certification Regime, or SMCR, will be extended to all sectors of the financial services industry (including consumer credit firms, such as SRC Transatlantic Limited and Wage Day Advance Limited), at which point the majority of the senior management team below the executive committee is expected to become certified persons. One result of this may be that we incur additional costs from putting in place systems to ensure all employees are appropriately notified of, and receive suitable training in, the rules of conduct which will apply to them. We have commenced planning for this, with the details to be finalized once the FCA issues its final rules, expected to be published during the second half of 2017. There is also a risk that we could become subject to additional or new regulatory obligations (such as FCA approval of senior managers and anti-money laundering and fraud prevention), or that those requirements to which we are currently subject could become more stringent.

Pursuant to statutory requirements, all authorized entities must be able to demonstrate that they meet the threshold conditions for authorization and comply on an ongoing basis with the FCA’s high level standards for authorized firms, such as its Principles for Business (including the requirements to “treat customers fairly”); Threshold Conditions; Senior Management Arrangements, Systems and Controls; Statements of Principle and Code of Practice for Approved Persons; and Training and Competence and General Provisions, as well as CONC. In addition, certain individuals within an FCA authorized firm who exercise a “significant influence” over the business of the firm must be approved by the FCA and these individuals have to demonstrate that they are “fit and proper” and competent to hold the position of an “approved person.”

The FCA regards lending and collections of loans as a “high risk” activity and therefore dedicates special resources to more intensive monitoring of businesses in this sector. CONC provides that firms that undertake consumer credit regulated activities should, for example, be required to treat a customer in default or arrears difficulties with forbearance and consideration and may consider suspending, reducing or waiving any further interest payments or charges from that customer or accepting token payments from the customer for a reasonable period. Regarding statute barred debt, a firm which undertakes consumer credit regulated activities must not mislead a customer by suggesting that said customer could be subject to court action for the sum of the statute barred debt, when that firm knows, or reasonably ought to know, that the relevant limitation period has expired.

The Money Laundering Regulations 2017 implement the European Union 4th Money Laundering Directive (2015/849/EU) and apply to lenders and specify that all lenders must be supervised for money laundering compliance. Both our U.K. lending businesses are currently supervised by the FCA for these purposes.

In the United Kingdom, a bank that clears a fraudulent check must refund the drawer. For this reason, banks have invoked more stringent credit inspection and indemnity criteria for businesses such as ours.

In 2009, the European Union Payment Services Directive, or the PSD1, was implemented in the United Kingdom, requiring money transfer and foreign currency exchange providers (among others) to be authorized by or registered with the FCA; SRC Transatlantic Limited duly registered with effect from December 8, 2010. PSD1 will be replaced by Directive 2015/2366/EU, or PSD2, beginning in January 2018. PSD2 will be implemented via the U.K. Payment Services Regulations 2017. Under the new regime, SRC Transatlantic Limited will be required to re-register with the FCA in order to continue providing payment services.

In June 2013, the U.K. Competition & Markets Authority (CMA) commenced a market investigation into payday lending to investigate whether certain features of the industry prevented, restricted or distorted competition and if so to recommend suitable remedies.

The Equality Act 2010 protects nine characteristics from direct or indirect discrimination and harassment of applicants and customers when conducting lending services. These characteristics are age, disability, gender reassignment, marriage and civil partnership, pregnancy and maternity, race, religion or belief, sex and sexual orientation.

We are required to self-report suspicious activities and to appoint a designated anti-money laundering officer with the overall responsibility for the compliance of the business and employees under the Proceeds of Crime Act 2002 and the Money Laundering Regulations 2017.

The CMA published its final report in February 2015; its recommendations were implemented under the Payday Lending Market Investigation Order 2015, under which:

•	online lenders must provide details of their products on at least one FCA authorized price comparison website, or PCW, and include a hyperlink from their website to the relevant PCW; and

•	payday lenders must provide existing customers with a summary of their cost of borrowing.

These changes, which are reflected in FCA rules, came into effect on December 1, 2016.

Failure to comply with any rules or guidance issued by the FCA is likely to have serious consequences; for example:

•	The FCA may take enforcement action against a firm which could result in fines and/or remediation action for consumers. Any such enforcement action would be publicly known and would involve severe reputational damage, with vendors of debt portfolios and creditors outsourcing collection activity likely to remove their business from a debt collector that is the subject of such enforcement action.

•	Firms can be subject to a section 166 notice by the FCA, which may ensue where the FCA has identified issues within the firm regarding compliance with the FCA rules and guidance and commissions a “skilled persons” report. A “skilled persons” report is performed by an independent firm, usually one of the five large accountancy firms or a law firm that is deemed by the FCA to have the necessary skills and expertise to review the areas of concern. The report is shared with the firm being reviewed and the FCA. Remedial action highlighted is tracked by the FCA through close liaison with the firm. Failure to remedy points raised and/or do so in sufficient time can lead to further enforcement action, including fines. The cost of such a review is borne by the firm. Any enforcement proceeding that might follow from the issue of a section 166 notice may become public at the stage of issuance of a final notice. If our U.K. operations become subject to such a notice, originators that currently do business with us may cease to do so, and our ability to conduct our U.K. operations, along with our reputation, and consequently, our ability to win future business may be adversely affected. We might also have to introduce changes to our business practices in the United Kingdom in response to enforcement action taken against certain of our competitors.

The FCA is undertaking various reviews relevant to consumer credit businesses, which may affect us. For example, in December 2016, the FCA published a report on its thematic review on arrears management in unsecured lending which assessed the manner in which consumer credit financial institutions collect and recover debt and how customers were being treated by such firms. The review focused on whether firms have due regard to the interests of their customers and exercise appropriate forbearance in compliance with the existing FCA rules, including the Principles for Businesses. We were not directly involved with the review; however, we reviewed the report and no major changes to our current policy and processes were required.

Data Protection

As a consumer finance business, we must comply with the requirements established by the Data Protection Act in relation to processing the personal data of our customers. Any business controlling the processing of personal data (that is, determining the purposes of the processing and the manner in which it is carried out), such as consumer credit firms, must in particular maintain a data protection registration with the ICO for each of its companies. The ICO is an independent governmental authority responsible for maintaining, upholding and promoting the best business practices and legislative requirements for processing personal data and safeguarding the information rights of individuals and their rights to access their personal data.

We control the processing of significant amounts of personal data; therefore, we have a data protection registration for each relevant subsidiary which controls the processing of personal data, a data protection policy and have established data protection processes, which are reviewed and updated from time to time for the purposes of compliance with the requirements of the Data Protection Act and the applicable guidance issued from time to time by the ICO, such as the handling of data subject access requests from individuals. The ICO is empowered to impose requirements through enforcement notices (in effect, stop orders), issue monetary fines and prosecute criminal offences under the Data Protection Act. As of the date of this prospectus we have not received any such notices from the ICO.

Furthermore, we receive third-party data from sources governed by the Steering Committee on Reciprocity, or SCOR, such as mainstream credit bureaux, and from private sources such as closed user groups, or CUGs. CUGs operate by a CUG host taking responsibility for housing the underlying data, matching the records and for compliance with data protection regulations. If one of the contributors of the CUG were to violate data protection laws or other regulatory requirements, it could harm our business or result in penalties being imposed on us. Our ability to obtain, retain and otherwise manage such data is governed by data protection and privacy requirements and regulatory rules and guidance issued by, among others, the ICO and influenced by SCOR.

The EU Data Protection Regulation came into effect in May 2016 and is directly applicable in Member States (including the United Kingdom). It will apply to all affected businesses, which are required to be compliant by May 26, 2018, and will become directly applicable in Member States starting in May 2018. The EU Data Protection Regulation introduces substantial changes to the EU data protection regime and will impose a substantially higher compliance burden on us, may increase our data protection costs and may restrict our ability to use data. Examples of this higher burden include expanding the requirement for informed opt in consent by customers to processing of personal data, where we rely on customer consent to process personal data, and granting customers a “right to be forgotten,” restrictions on the use of personal data for profiling purposes—disclosure requirements of data sources to customers, the possibility of having to deal with a higher number of subject access requests, among other requirements. The EU Data Protection Regulation also increases the maximum level of fine for the most serious compliance failures in the case of a business to the greater of four per cent of annual worldwide turnover or €20,000,000. As the EU Data Protection Regulation is directly applicable, and directly effective, the United Kingdom does not have any control over its manner of implementation. The ICO is currently consulting on its draft written guidance on consent under the EU Data Protection Regulation. There is a memorandum of understanding in place between the ICO and the FCA which (among other things) provides for information-sharing between the two bodies.

The U.K. government has also published the Data Protection Bill 2017, which it is anticipated will become law in 2018. This will substantially replace the Data Protection Act and address further detail and increase the regulation which will be brought in by the EU Data Protection Regulation. It will not increase the regulatory penalties regime which will become effective under the EU Data Protection Regulation.

In addition, the Privacy and Electronic Communications (EC Directive) Regulations 2003 originating as the implementation of European Directive 2002/58/EC, also known as the E-Privacy Directive, impose obligations on U.K. businesses in respect of electronic marketing by email and marketing by telephone, it is anticipated that a new wider scope EU regulation will come into force in 2018.

It remains to be seen what impact the recent vote by the United Kingdom in favor of leaving the EU will have on the regulatory environment in the EU and the United Kingdom and on the applicability of EU law in the United Kingdom.

We continue to monitor the evolving regulatory activity in the United Kingdom. We cannot provide any assurances that additional statutes or regulations will not be enacted in the future in the United Kingdom. Additionally, we cannot provide any assurances that any future changes to statutes or regulations will not have a material adverse effect on our results of operations and financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Doug Rippel	51	Executive Chairman of Board of Directors
Don Gayhardt	53	President, Chief Executive Officer and Director
William Baker	37	Executive Vice President and Chief Operating Officer
Roger Dean	55	Treasurer, Executive Vice President and Chief Financial Officer
Terry Pittman	60	Executive Vice President and Chief Information Officer
Vin Thomas	40	Secretary and Chief Legal Officer
Chad Faulkner	50	Director
Mike McKnight	51	Director
Christopher A. Masto	50	Director
Andrew Frawley (1)	55	Director
Dale E. Williams (2)	54	Director
Karen Winterhof	30	Director

(1)	Mr. Frawley’s appointment to our Board of Directors will be effective upon the listing of our shares of common stock on the NYSE.
(2)	Mr. Williams’ appointment to our Board of Directors will be effective upon the listing of our shares of common stock on the NYSE.

Executive Officers

Doug Rippel co-founded the Company and has served as our Executive Chairman of the Board of Directors since 2012. Mr. Rippel was our Chairman of the Board of Directors from 2008 to 2012, our Chief Executive Officer from 1997 to January 2012 and our Secretary and Treasurer from 1997 to 2008. As one of our founders, he has led the Company in its entire geographic and product expansion. Mr. Rippel serves as a director of several private companies. Mr. Rippel also serves as a director and officer of each of our wholly owned subsidiaries. Mr. Rippel shares, together with the other Founder Holders, 100% ownership of Ad Astra, which we employ to provide third-party collection activities for our U.S. operations. Mr. Rippel also co-owns with the other Founder Holders certain real estate companies from which we lease some of our corporate stores and offices. For more information, see “Certain Relationships and Related-Party Transactions—Related-Party Transactions.” Mr. Rippel has also served as the Chief Executive Officer of American First Finance since 2013. Mr. Rippel holds a Bachelor of Science degree in Electrical Engineering from Kansas State University and a Master of Business Administration from Wichita State University.

Don Gayhardt has served as the Company’s Chief Executive Officer since January 2012, as the Company’s President since July 2013 and on our Board of Directors since December 2012. Prior to joining the Company, Mr. Gayhardt served in various capacities at Dollar Financial Corp., (now known as DFC Global Corp.,) from 1990 to 2008, including President and a member of the board of directors from 1998 to 2008. During his time with Dollar, the company expanded from 60 stores to over 1,100 and revenue increased from $14 million to over $550 million. Since 2008, Mr. Gayhardt has been an investor and advisor to a number of finance, financial technology and retail businesses, and currently serves on the board of directors of Beneficial Bancorp. Mr. Gayhardt earned his Bachelor of Business Administration degree in Accounting from the University of Notre Dame.

William Baker has served as the Company’s Chief Operating Officer since February 2016. Mr. Baker was our Company’s Chief Marketing Officer from September 2011 until 2016 and Vice President of Marketing and Business Development from April 2007 until September 2011. Mr. Baker also serves on the Board of Directors for the Company’s U.K. subsidiaries SRC Transatlantic LTD and CURO Transatlantic Limited. Mr. Baker earned a Bachelor of Science Degree in Integrated Marketing Communications from Gannon University.

Roger Dean has served as an Executive Vice President and our Chief Financial Officer since joining CURO in May 2016. Prior to joining the Company, Mr. Dean was Senior Vice President—Controller with Fifth Third Bancorp and Senior Manager with Deloitte. Most recently, Mr. Dean served as Chief Financial Officer for CNG Holdings, Inc. from 2005 to 2016. Mr. Dean earned his Bachelor of Science in Accountancy from Miami University, Oxford, Ohio.

Terry Pittman joined the Company as our Chief Information Officer in 2003, and has been an Executive Vice President since March 2016. Mr. Pittman is responsible for overseeing all aspects of Information Technology for operations, processes, security, application development and infrastructure across the global reach of the Company. Mr. Pittman has over 30 years in technology management and his background includes a wide range of industries including retail, rental and consumer lending companies managing the growth to over thousands of locations. Mr. Pittman holds a Bachelor of Science degree from Wichita State University in Computer Science.

Vin Thomas joined the Company in September 2014 as Chief Legal Officer and has served as our Secretary since 2016. Mr. Thomas also serves on the Board of Directors for the Company’s U.K. subsidiaries, SRC Transatlantic LTD and CURO Transatlantic Limited. Prior to joining the Company, Mr. Thomas served as General Counsel and Assistant Secretary at TMX Finance LLC from May 2009 to September 2014. Prior to his tenure with TMX Finance LLC, Mr. Thomas was in the private practice of law. Mr. Thomas holds a Bachelor of Arts, cum laude, from the University of Georgia, and a juris doctor degree from the Mercer University School of Law.

Directors

Chad Faulkner co-founded the Company and has served on our Board of Directors since 1997. Mr. Faulkner served as our President and Chief Operating Officer from 1997 to 2013. As one of our founders, he has led the Company in its entire geographic and product expansion. Mr. Faulkner serves as a director of several private companies. Mr. Faulkner also serves as a director of each of our wholly-owned subsidiaries. Most recently, Mr. Faulkner has served as Chief Executive Officer of Sports Academy since 2015. Mr. Faulkner shares, together with the other Founder Holders, 100% ownership of Ad Astra, which we employ to provide third-party collection activities for our U.S. operations. Mr. Faulkner also co-owns with the other Founder Holders certain real estate companies from which we lease some of our corporate stores and offices. For more information, see “Certain Relationships and Related-Party Transactions—Related-Party Transactions.” Mr. Faulkner holds a Bachelor of Science degree from Kansas State University and is a graduate of the Executive Program at the Anderson School of Business—University of California Los Angeles.

Mike McKnight co-founded the Company and has served on our Board of Directors since 1997. From 1997 to 2008, Mr. McKnight served as Vice President of the Company. He was involved with the Company’s strategic direction and governmental affairs. He initially managed loan office operations, and then later directed the real estate, construction, media and marketing arms of the Company, utilizing his prior career as a radio advertising executive to build a successful advertising campaign. Mr. McKnight shares, together with the other Founder Holders, 100% ownership of Ad Astra, which we employ to provide third-party collection activities for our U.S. operations. Mr. McKnight also co-owns with the other Founder Holders certain real estate companies from which we lease some of our corporate stores and offices. For more information, see “Certain Relationships and Related-Party Transactions—Related-Party Transactions.” From 2010 until 2014, Mr. McKnight served as the Managing Member of Gusto, LLC, a Domino’s Pizza franchisee in Kansas and Western Missouri. Since 2011, Mr. McKnight serves as a director of Gusto, LLC, Decorus Investments, LLC, and CDM Development, LLC, and has been a Partner of Tacoma Capital since 2016. Mr. McKnight earned a Bachelor of Science degree in Journalism from Kansas State University.

Christopher A. Masto has served on our Board of Directors since 2008. Mr. Masto is Co-Founder and Senior Advisor at FFL Partners, a private equity firm, which he co-founded in 1997 and where, until 2017, he served as a Partner, member of the Investment Committee, and member of firm leadership. He transitioned to a Senior Advisor role in 2017. Prior to co-founding FFL Partners, he worked as a management consultant with

Bain & Company. Prior to that, Mr. Masto was employed at Morgan Stanley & Co., where he worked as an investment banker. Mr. Masto also currently serves on the board of directors of Enjoy Beer LLC. He was previously a director of Tempur Sealy International and Chairman of TriTech Software Systems. Mr. Masto graduated magna cum laude from Brown University with an Sc.B. in Electrical Engineering, and received an Master of Business Administration from Harvard Business School.

Karen Winterhof has served on our Board of Directors since March 2016. Ms. Winterhof currently serves as a Vice President with FFL Partners. Prior to joining FFL Partners in June 2015, Ms. Winterhof was an associate at Highbridge Principal Strategies from August 2013 to February 2015 in the Specialty Loan Fund, where she participated in evaluating and executing senior debt investments and had ongoing responsibilities with portfolio investments across a variety of industries. Prior to that, she was a private equity associate at Clayton, Dubilier & Rice in New York from July 2011 to July 2013. Ms. Winterhof also currently serves on the board of directors of Crisis Prevention Institute and Icynene. Ms. Winterhof received a Bachelor of Science in Engineering in Operations Research and Financial Engineering from Princeton University.

Andrew Frawley will become a member of our Board of Directors upon the listing of our shares of common stock on the NYSE in connection with this offering. Mr. Frawley currently serves as the Chief Executive Officer of AJ Frawley & Associates LLC. Most recently, from December 2014 to September 2016, Mr. Frawley served as Chief Executive Officer of Epsilon, a segment of Alliance Data Systems Corporation. Prior to that, he served as Epsilon’s President from January 2012 to December 2014 and as its President of Marketing Technology from January 2009 to December 2011. Mr. Frawley also currently serves on the board of directors of the Data & Marketing Association, and has been the Chairman of the board of directors of Cybba Inc. since September 2017. Mr. Frawley earned a Master of Business Administration from Babson College and a Bachelor of Science in Finance from The University of Maine.

Dale E. Williams will become a member of our board of directors upon the listing of our shares of common stock on the NYSE in connection with this offering. From July 2003 to September 2015, Mr. Williams served as Executive Vice President and Chief Financial Officer of Tempur Sealy International. From 2001 through 2002, Mr. Williams served as Vice President and Chief Financial Officer of Honeywell Control Products, a division of Honeywell International, Inc. From 2000 to 2001, Mr. Williams served as Vice President and Chief Financial Officer of Saga Systems, Inc./Software AG, Inc. Prior to that, Mr. Williams spent 15 years in various management positions at General Electric Company. Mr. Williams also currently serves on the board of directors of Intralink-Spine and Xooker, LLC. Mr. Williams received a Bachelor of Science in Finance from Indiana University.

Corporate Governance

Composition of the Board of Directors

In connection with this offering, we will be amending and restating our certificate of incorporation to provide for a classified board of directors of nine directors, which may be increased or decreased in size, with three directors in Class I (expected to be                 ,                  and                 ), three directors in Class II (expected to be                 ,                  and                 ) and three directors in Class III (expected to be                 ,                  and                 ). Each director will serve staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Classified Board.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

Our board of directors has evaluated the independence of its members based upon the rules of NYSE and the SEC. Applying these standards, our board of directors has affirmatively determined that              is an independent director.

Board Leadership Structure

Our board of directors includes our Chief Executive Officer. Our Executive Chairman is not an officer or employee of the Company. Our board of directors understands that there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant. The board of directors will discuss and consider the matter from time to time as circumstances change and, subject to our amended and restated bylaws, will have the flexibility to modify our board structure as it deems appropriate.

Board Committees

Upon the completion of this offering, the board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the board committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit Committee

The Audit Committee will be responsible for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors’ qualifications, independence and compensation; the performance of our internal audit function and independent auditors; and our compliance with legal and regulatory requirements and our Code of Business Conduct and Ethics.

Upon the completion of this offering, the Audit Committee will consist of                 ,                  and                 . Rule 10A-3 under the Exchange Act and the NYSE rules require us to have one independent Audit Committee member upon the listing of our common stock, a majority of independent directors on our Audit Committee within 90 days of the date of this prospectus and an Audit Committee composed entirely of independent directors within one year of the date of this prospectus. Our board of directors has affirmatively determined that each of                 ,                  and                  meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and the NYSE rules. We intend to comply with the other independence requirements within the time periods specified. We have identified          as our “audit committee financial expert” as that term is defined in the rules and regulations of the SEC. The Audit Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NYSE. Upon the completion of this offering, the charter of the Audit Committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus. The responsibilities of our Audit Committee will include, among other things:

•	appointing, as well as reviewing and approving the compensation, retention and termination of, the independent registered public accounting firm engaged to audit our financial statements;

•	helping to ensure the independence of and overseeing the performance of the independent registered public accounting firm;

•	reviewing and pre-approving audit and non-audit services and fees;

•	reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	preparing the Audit Committee report that the SEC requires be included in an annual proxy statement;

•	assisting the board of directors in overseeing our internal audit function;

•	reviewing reports and communications from the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting (on which our management will be required to provide a report for our second annual report on Form 10-K);

•	reviewing and overseeing related-party transactions; and

•	establishing and maintaining procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, or federal and state rules and regulations, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

The Compensation Committee will be responsible for, among other things, determining the compensation of our executive officers, reviewing our executive compensation policies and plans, administering and implementing our equity compensation plans, and preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

Upon the completion of this offering, the Compensation Committee will consist of                 ,                 ,                  and                 . The Compensation Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NYSE. Upon the completion of this offering, the charter of the Compensation Committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus. The responsibilities of our Compensation Committee will include, among other things:

•	overseeing our overall compensation philosophy, compensation policies, compensation plans and benefit programs;

•	reviewing and approving for our executive officers: the annual base salary, annual incentive compensation (including the specific goals and amounts), equity compensation, employment agreements, severance or termination agreements, change in control arrangements and any other benefits, compensation or arrangements; and

•	reviewing and making recommendations to our Board of Directors with respect to employee compensation and benefit plans.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for, among other things, reviewing board structure, composition and practices and making recommendations on these matters to our board of directors reviewing, soliciting and making recommendations to our board of directors and stockholders with respect to candidates for election to the board of directors, overseeing our board of directors’ performance and self-evaluation process, reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto, and developing and reviewing a set of corporate governance principles.

Upon the completion of this offering, the Nominating and Corporate Governance Committee will consist of                 ,                  and                 . The Nominating and Corporate Governance Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NYSE. Upon the completion of this offering, the charter of the Nominating and Corporate Governance Committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Corporate Governance Guidelines

The board of directors has developed and adopted a set of corporate governance principles to provide the framework for the governance of CURO and to assist our board in the exercise of its responsibilities. These guidelines reflect the board’s commitment to monitoring the effectiveness of policy and decision making both at the board and management level, with a view to enhancing stockholder value over the long term. Following the completion of this offering, the corporate governance guidelines will be available on our website. We expect that any amendments to the guidelines, or any waivers of its requirements, will be disclosed on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Compensation Committee Interlocks and Insider Participations

None of the members of our Compensation Committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Code of Business Conduct and Ethics

Upon the completion of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which fulfills applicable guidelines issued by the SEC. Following the completion of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website within four business days the extent required by the rules and regulations of the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Director Compensation

We reimburse our directors for their reasonable travel and accommodation expenses incurred in connection with attending board and committee meetings and fulfilling their duties as members of our board of directors. See “Executive Compensation—Director Compensation” for a discussion of the compensation and reimbursement policies for our directors upon the completion of this offering.

EXECUTIVE COMPENSATION

Compensation of our Named Executive Officers

The following table sets forth information regarding the compensation awarded to, earned by or paid to certain of our executive officers during the fiscal year ended December 31, 2016. As an emerging growth company, we have chosen to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and our next two other most highly compensated executive officers. Throughout this prospectus, these three officers are referred to as our “named executive officers.”

The compensation reported in this Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of becoming a publicly-traded company and our compensation program following the completion of this offering could vary significantly from our historical practices.

Summary Compensation Table

	Year(1)	Salary(2)	Bonus(3)	Stock Awards	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	Nonqualified Deferred Compensation Earnings(6)	All Other Compensation(7)	Total
Don Gayhardt	2016	$726,458	$461,884	—	$11,452	$555,788	—	$229,443	$1,985,025
President, Chief Executive Officer and Director

William Baker	2016	$568,750	$105,850	—	$190,339	$268,125	—	$117,785	$1,250,849
Executive Vice President and Chief Operating Officer

Terry Pittman	2016	$419,192	$52,194	—	$61,085	$205,871	—	$78,734	$817,076
Executive Vice President and Chief Information Officer

(1)	Mr. Baker became our Executive Vice President and Chief Operating Officer and Mr. Pittman became our Executive Vice President and Chief Information Officer on March 5, 2016. Prior to such date, Mr. Baker served as our Chief Marketing Officer and Mr. Pittman served as our Chief Information Officer.
(2)	The amount reported as earned in this column by Mr. Baker includes a catch-up payment of $83,333 paid in March 2016 for the increase in Mr. Baker’s base salary from $400,000 to $500,000 that was approved and made effective in May 1, 2015, but not implemented until March 6, 2016.
(3)	The amounts reported as earned in this column represent the following bonuses earned with respect to 2016 by each executive officer:

•	Don Gayhardt. The amounts reported represent (i) a $411,884 bonus paid pursuant to a special bonus declared in 2013 further described in “—2013 Special Bonus Notices” below, the aggregate value of which was initially $2,339,348, paid in installments over a four year period subject to the executive’s continued employment with the Company through the applicable payment dates, and (ii) a one-time $50,000 discretionary bonus, further described in “—2016 Leadership Bonus”, below.

•	William Baker. The amounts reported represent (i) a $55,850 bonus paid pursuant to a special bonus declared in 2013 further described in “—2013 Special Bonus Notices” below, the aggregate value of which was initially $467,825, paid in installments over a four year period subject to the executive’s continued employment with the Company through the applicable payment dates, and (ii) a one-time $50,000 discretionary bonus, further described in “—2016 Leadership Bonus”, below.

•

Terry Pittman. The amounts reported represent (i) a $27,194 bonus paid pursuant to a special bonus declared in 2013 further described in “—2013 Special Bonus Notices” below, the aggregate value of which was initially $467,825, paid in installments over a four year period subject to the executive’s continued employment with the Company through the applicable payment dates, and (ii) a one-time $25,000 discretionary bonus, further described in “—2016 Leadership Bonus”, below.

For additional information, please see “—Compensation of our Named Executive Officers—Narrative to Summary Compensation Table” below.

(4)	Represents the aggregate grant date fair value of options granted to our named executive officers in 2016, determined under FASB ASC Topic 718. With respect to time-vesting options, the grant date fair value was determined using a Black-Scholes option-pricing model. For additional information with respect to options granted during 2016, including a discussion of the assumptions made in valuation, see Note 12, “Share-Based Compensation” of our Notes to Consolidated Financial Statements included elsewhere in this prospectus. The amounts above reflect our aggregate accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by our named executive officers, which depends on the market value of our common stock on a date in the future.
(5)	The amounts reported as earned in this column represent the bonuses earned with respect to 2016 by each executive, with respect to Mr. Gayhardt, pursuant to his employment agreement, and with respect to Messrs. Baker and Pittman, pursuant to the 2016 Annual Corporate Incentive Plan. These amounts were paid in December 2016. For additional information, please see “Compensation of our Named Executive Officers—Narrative to Summary Compensation Table” below.
(6)	Our named executive officers had no above-market or preferential earnings on deferred compensation during 2016.
(7)	The amounts reported as earned by each named executive officer in this column include the cost of the following perquisites and other benefits received by our named executive officers:

•	Don Gayhardt. The amount reported represents: (i) employer contributions equal to $185,263 made to our non-qualified deferred compensation plan with respect to 2016; (ii) reimbursement for $25,000 in life insurance premiums; (iii) reimbursements for travel expenses incurred while commuting between the executive’s primary residence and our corporate office in Wichita, Kansas, equal to $16,600; and (iv) payments by us equal to $1,260 for executive life insurance premiums and $1,320 for executive long term disability benefits.

•	William Baker. The amount reported represents: (i) matching contributions equal to $7,950 made to our tax qualified retirement plan during 2016; (ii) employer contributions equal to $89,375 made to our non-qualified deferred compensation plan with respect to 2016; (iii) reimbursements for travel expenses incurred while commuting between the executive’s primary residence and our corporate office in Wichita, Kansas, equal to $18,300; and (iv) payments by us equal to $840 for executive life insurance premiums and $1,320 for executive long term disability benefits.

•	Terry Pittman. The amount reported represents (i) matching contributions equal to $7,950 made to our tax qualified retirement plan with respect to 2016; (ii) employer contributions equal to $68,624 made to our non-qualified deferred compensation plan during 2016; and (iii) payments by us equal to $840 for executive life insurance premiums and $1,320 for executive long term disability benefits.

Executive Employment Agreements

Certain of the compensation paid to our named executive officers reflected in the Summary Compensation Table was provided pursuant to employment agreements, which are summarized below. For a discussion of the severance pay and other benefits to be provided to our named executive officers in connection with a termination of employment and/or a change in control under arrangements with each of our named executive officers, please see “—Potential Payments Upon Termination or Change in Control” below.

Don Gayhardt

New Employment Agreement. We entered into an amended and restated employment agreement with Mr. Gayhardt, effective as of January 1, 2017, pursuant to which he serves as our President and Chief Executive Officer. The agreement provides for an indefinite term, subject to earlier termination upon death, disability, a termination by the Company or Mr. Gayhardt’s resignation. Pursuant to his employment agreement, Mr. Gayhardt is entitled to a base salary, which was increased, effective as of December 15, 2016, to $760,000 from $725,000. In addition, Mr. Gayhardt is eligible to earn the following bonuses for each calendar year: (i) a bonus equal to 75% of his base salary if our (a) revenue, less provision for loan losses and (b) EBITDA targets for the year are met, and (ii) an additional bonus in an amount equal to 3% of Mr. Gayhardt’s base salary multiplied by the number of percentage points by which our actual EBITDA for such calendar year exceeds the EBITDA target established by our board of directors in the annual budget for the applicable fiscal year, up to a maximum of 60% of base salary if our base revenue targets are achieved.

In addition, Mr. Gayhardt is entitled to reimbursements for up to $25,000, per annum, of documented personal life insurance premiums and is eligible to participate in the Company’s non-qualified deferred compensation plan on terms consistent with other executives. Mr. Gayhardt’s agreement also provides that we will split the costs for Mr. Gayhardt’s documented expenditures for private aircraft charters for flights taken for legitimate business purposes, up to a maximum aggregate reimbursement of $125,000 in each calendar year. For a discussion of Mr. Gayhardt’s severance entitlements pursuant to his employment agreement, see “—Potential Payments Upon Termination or Change in Control” below.

Prior Employment Agreement. Prior to January 1, 2017, Mr. Gayhardt was subject to an employment agreement entered into in January of 2012, the initial term for which expired in January 2017. Pursuant to Mr. Gayhardt’s employment agreement, he was eligible to earn a base salary, equal to $725,000 for 2016, which was increased, effective as of December 15, 2016, to $760,000. In addition, Mr. Gayhardt was eligible to earn, for each calendar year: (i) a bonus equal to 75% of his base salary if our revenue and EBITDA targets for the year were met and (ii) an additional bonus in an amount equal to 3% of Mr. Gayhardt’s base salary multiplied by the number of percentage points by which our actual EBITDA for such calendar year exceeded the EBITDA target established by our board of directors in the annual budget for the applicable fiscal year, up to a maximum of 60% of base salary if our base revenue targets are achieved.

During 2016, our target revenue was $823.4 million and our EBITDA target was $179.9 million. Actual revenue totaled $828.6 million, while actual EBITDA totaled $191.3 million.

William Baker

We have entered into an employment agreement with Mr. Baker, dated March 5, 2016, pursuant to which he serves as our Executive Vice President and Chief Operating Officer. Prior to entering into such agreement, Mr. Baker was not a party to an employment agreement with CURO. The agreement provides for an initial term of three years, with automatic renewals for additional one year terms thereafter, unless terminated by either party upon 45 days’ advance written notice prior to the expiration of the applicable term. Pursuant to his employment agreement, Mr. Baker is entitled to a base salary, which was increased from $500,000 to $550,000, effective as of December 15, 2016. In addition, Mr. Baker is eligible to earn an annual bonus in an amount equal to 50% of his base salary based on the satisfaction of performance criteria agreed to by Mr. Baker and our Chief Executive Officer at the beginning of each year. For a discussion of Mr. Baker’s severance entitlements pursuant to his employment agreement, see “—Potential Payments Upon Termination or Change in Control” below.

Terry Pittman

We have entered into an employment agreement with Mr. Pittman, dated April 10, 2017, pursuant to which he serves as our Executive Vice President and Chief Information Officer. Prior to entering into such agreement, Mr. Pittman was not a party to an employment agreement with CURO. The agreement provides for an initial term of three years, with automatic renewals for additional one year terms thereafter, unless terminated by either party upon 45 days’ advance written notice prior to the expiration of the applicable term. Pursuant to his employment agreement, Mr. Pittman is entitled to a base salary of $422,300. In addition, Mr. Pittman is eligible to earn an annual bonus in an amount equal to 50% of his base salary for each calendar year if: (i) our EBITDA targets for the applicable calendar year are met and (ii) he achieves specified non-financial performance objectives agreed to by Mr. Pittman and our Chief Executive Officer at the beginning of each year. For a discussion of Mr. Pittman’s severance entitlements pursuant to his employment agreement, see “—Potential Payments Upon Termination or Change in Control” below.

2016 Annual Corporate Incentive Plan

Certain executives designated by us were eligible to participate in the 2016 Annual Corporate Incentive Plan for fiscal year 2016, or the 2016 Annual Plan, pursuant to which such executives were eligible to receive a bonus with respect to such year. Each employee’s target bonus was equal to a specified percentage of his base salary, and the actual bonus paid was based on the achievement of certain financial and personal performance objectives for the year. Bonus payments for 2016 were paid in December 2016. Employees were required to be employed at the time of calculation to receive any portion of the bonus.

Our financial performance objective under the 2016 Annual Plan was based on achieving an Adjusted EBITDA goal, which was $180.7 million. Actual Adjusted EBITDA for 2016 was $189.4 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information” for more information on how we define and calculate Adjusted EBITDA and for reconciliation of net income, the most comparable GAAP measure, to Adjusted EBITDA. If the target was met, then the maximum amount payable with respect to our financial performance would be paid. Accomplishment of stated individual or departmental goals would determine the percentage of the yearly bonus to be awarded with respect to personal performance objectives for the year. Not all goals and objectives would need to be met to receive a portion of the bonus.

During 2016, each of Messrs. Baker and Pittman were eligible to earn a target bonus under the 2016 Annual Plan equal to 50% of his base compensation. One-half of such bonus was tied to the achievement of the Adjusted EBITDA goal discussed above, and the remaining one-half was tied to the achievement of certain specified personal performance objectives, each of which were subjective in nature.

2017 Annual Corporate Incentive Plan

Certain executives designated by us are eligible to participate in the 2017 Annual Corporate Incentive Plan for fiscal year 2017, or the 2017 Annual Plan, pursuant to which such executives are eligible to receive a bonus with respect to such year. Each employee’s target bonus is equal to a specified percentage of his base salary, and the actual bonus paid will be based on the achievement of certain financial and personal performance objectives for the year. Employees are required to be employed at the time of calculation to receive any portion of the bonus.

Our financial performance objective under the 2017 Annual Plan will be based on achieving an Adjusted EBITDA goal. If the target is met, then the maximum amount payable with respect to our financial performance will be paid. Accomplishment of stated individual or departmental goals will determine the percentage of the yearly bonus to be awarded with respect to personal performance objectives for the year. Not all goals and objectives will need to be met to receive a portion of the bonus.

During 2017, each of Messrs. Baker and Pittman are eligible to earn a target bonus under the 2017 Annual Plan equal to 50% of his base compensation. One-half of such bonus will be tied to the achievement of CURO’s Adjusted EBITDA goal, and the remaining one-half will be tied to the achievement of certain specified personal performance objectives, each of which will be subjective in nature.

2016 Leadership Bonus

During 2016, our board of directors granted a one-time discretionary bonus to certain members of our management team in recognition of their exceptional performance and the Company’s positive performance during the first half of the fiscal year, referred to herein as the 2016 Leadership Bonus. Specifically, Messrs. Gayhardt, Baker and Pittman were each paid a bonus equal to $50,000, $50,000 and $25,000, respectively, in September, July and August of 2016, respectively.

2013 Special Bonus Notices

In 2013, in connection with a dividend paid to our stockholders, we granted holders of our stock options a cash bonus, or the 2013 Special Bonuses, payable over four years, in each case, subject to the award holder’s continued employment through such date. The final portion of the 2013 Special Bonuses were paid in 2017. Each of Messrs. Gayhardt, Baker and Pittman was entitled to receive an aggregate 2013 Special Bonus of $2,339,348, $467,825, and $467,825, respectively, of which $411,884, $55,850 and $27,194 was paid during 2016, respectively.

2017 Special Bonus Notices

On May 15, 2017, we granted holders of our stock options a cash bonus, or, the 2017 Special Bonuses, a portion of which was payable immediately and the remainder of which was payable on the last day of each calendar quarter during 2017 through 2022 following the date of grant, in each case, subject to the award holder’s continued employment through such date. The portion of the 2017 Special Bonus paid in May 2017 was equal to $26.60 times the number of vested stock options held by the bonus recipient as of May 15, 2017, or $562,084.60, $129,196 and $118,317 for each of Messrs. Gayhardt, Baker and Pittman, respectively. In addition, on the last day of each calendar quarter thereafter, the bonus recipient will receive a payment equal to $26.60 times the number of stock options held by the bonus recipient that become vested during the applicable calendar quarter, other than due to a “disposition event” (as defined in the stock option agreements granted pursuant to the Company’s 2010 Equity Incentive Plan). Upon a “disposition event,” the 2017 Special Bonus recipient will be entitled to a bonus equal to $26.60 times the number of stock options that become vested solely as a result of the “disposition event” pursuant to the terms of the award holder’s individual award agreement, provided that the award holder is employed by the Company on the consummation of the “disposition event.” The recipients of the bonus were provided the opportunity to defer their bonus compensation pursuant to our non-qualified deferred compensation plan. The aggregate 2017 Special Bonus granted to each of Messrs. Gayhardt, Baker and Pittman that will become payable in respect of unvested stock options from 2017 through 2022 is equal to $11,704, $70,037, and $26,147, respectively.

On August 10, 2017, we granted holders of our stock options a cash bonus, or, the August 2017 Special Bonuses, a portion of which was payable immediately and the remainder of which is payable on the last day of each calendar quarter during 2017 through 2022 following the date of grant, in each case, subject to the award holder’s continued employment through such date. The portion of the August 2017 Special Bonus paid in August 2017 was equal to $8.07 times the number of vested stock options held by the bonus recipient as of August 10, 2017, or $170,633, $39,220 and $35,918 for each of Messrs. Gayhardt, Baker and Pittman, respectively. In addition, in each calendar quarter thereafter, the bonus recipient will receive a payment equal to $8.07 times the number of stock options held by the bonus recipient that become vested during the applicable calendar quarter, other than due to a “disposition event” (as defined in the stock option agreements granted pursuant to the Company’s 2010 Equity Incentive Plan). Upon a “disposition event,” the August 2017 Special Bonus recipient will be entitled to a bonus equal to $8.07 times the number of stock options that become vested solely as a result of the “disposition event” pursuant to the terms of the award holder’s individual award agreement, provided that the award holder is employed by the Company on the consummation of the “disposition event.” The recipients of the bonus may elect to defer their bonus compensation pursuant to our non-qualified deferred compensation plan. The aggregate August 2017 Special Bonus granted to each of Messrs. Gayhardt, Baker and Pittman that will become payable in respect of unvested stock options from 2017 through 2022 is equal to $3,550, $21,248, and $7,932, respectively.

On October 18, 2017, we granted holders of our stock options a cash bonus, or, the October 2017 Special Bonuses, a portion of which was payable immediately and the remainder of which is payable on the last day of each calendar quarter during 2017 through 2022 following the date of grant, in each case, subject to the award holder’s continued employment through such date. The portion of the October 2017 Special Bonus paid in October 2017 was equal to $5.22 times the number of vested stock options held by the bonus recipient as of October 13, 2017, or $110,409, $25,378 and $23,242 for each of Messrs. Gayhardt, Baker and Pittman, respectively. In addition, in each calendar quarter thereafter, the bonus recipient will receive a payment equal to $5.22 times the number of stock options held by the bonus recipient that become vested during the applicable calendar quarter, other than due to a “disposition event” (as defined in the stock option agreements granted pursuant to the Company’s 2010 Equity Incentive Plan). Upon a “disposition event,” the October 2017 Special Bonus recipient will be entitled to a bonus equal to $5.22 times the number of stock options that become vested solely as a result of the “disposition event” pursuant to the terms of the award holder’s individual award agreement, provided that the award holder is employed by the Company on the consummation of the “disposition event.” The recipients of the bonus may elect to defer their bonus compensation pursuant to our non-qualified deferred compensation plan. The aggregate October 2017 Special Bonus granted to each of Messrs. Gayhardt, Baker and Pittman that will become payable in respect of unvested stock options from 2017 through 2022 is equal to $2,299, $13,757 and $5,136, respectively.

Stock Plans, Health and Welfare Plans, and Retirement Plans

Stock Plan

We currently provide grants of equity based awards to eligible service providers under our 2010 Equity Incentive Plan, or the 2010 EIP. In 2016, we granted options to members of our management team, including to each of our named executive officers, under the 2010 EIP. The options granted to our named executive officers are subject to time-based vesting, as described in each individual award agreement. For a summary of the principal features of the 2010 EIP, see “—Additional Incentive Compensation Plans and Awards—Equity Incentive Plans” below and for a summary of the vesting terms of the stock option granted to our named executive offices, see “Outstanding Equity Awards at Fiscal Year End” below.

Immediately prior to this offering, our board of directors intends to adopt, and we expect our shareholders to approve, the 2017 Incentive Plan, or the 2017 Incentive Plan. For a summary of the 2017 Incentive Plan, see “—Additional Incentive Compensation Plans and Awards—Equity Incentive Plans” below.

Non-Qualified Deferred Compensation Plan

In 2015 we instituted our Nonqualified Deferred Compensation Plan, as amended, that provides certain of our employees with the opportunity to elect to defer his or her base salary and performance-based compensation, which upon such election, will be credited to the applicable participant’s deferred compensation account. Participant contributions are fully vested at all times. Each deferred compensation account will be notionally invested in one or more investment funds made available by us and selected by the participant. We may make discretionary contributions to the individual deferred compensation accounts, which amount, if any, will be determined annually by us. Company contributions generally vest over a term of three years, however, vesting with respect to company contributions made on behalf of each of our named executive officers will be accelerated upon the occurrence of a “disposition event.” A “disposition event” for these purposes is defined as: (a)(i) the sale of all or substantially all of the assets of CURO and its subsidiaries in a single transaction or series of related transactions whether by liquidation, dissolution, merger, consolidation or sale or (ii) the sale or other transfer of at least a majority of the outstanding shares of our common stock in a single transaction or a series of related transactions, in either case to any person who is not an affiliate of CURO, or of a stockholder thereof, immediately prior to such transaction or transactions, or (b) the effective time of any merger, share exchange, consolidation or other business combination of CURO if immediately after such transaction persons who hold a majority of the outstanding voting securities entitled to vote generally in the election of directors of the surviving entity (or the entity owning 100% of such surviving entity) are not persons who, immediately prior to such transaction, held the securities of CURO entitled to vote generally in the election of directors; provided, however, that such sale, transfer or other event described in (a) and (b) results in a change in the ownership or effective control, or a change in the ownership of a substantial portion of the assets, of CURO within the meaning of Section 409A of the Code.

Each vested deferred compensation account will be paid out in a lump sum upon a participant’s separation from service with the Company. Each of our named executive officers contributes to our non-qualified deferred compensation plan. For a discussion of the employer contributions made to our non-qualified deferred compensation plan on behalf of each of our named executive officers with respect to 2016, please see the Summary Compensation Table, above.

Health and Welfare Plans

Our named executive officers are generally eligible to participate in our employee benefit plans, including medical, dental, vision, life, disability, health and dependent care flexible spending accounts and accidental death and dismemberment benefit plans, in each case on the same basis as all of our other employees. Executive employees are provided with company paid life insurance equal to two times base pay, up to $750,000, and company paid long term disability benefits equal to 60% of earnings, up to $15,000 per month.

Tax-Qualified Retirement Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended, or the Code, which contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. We match the employee contribution at a rate of 50% of the first 6% of compensation contributed to the plan. Employee contributions vest immediately. Employer contributions vest in full after three years of employment. Each of Messrs. Baker and Pittman contributes to our qualified retirement plan.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth outstanding equity awards to acquire shares of common stock held by each of our named executive officers as of December 31, 2016. The following table does not give effect to the for split of our common stock to occur immediately prior to the completion of this offering.

Name	Grant date	Option awards					Stock awards
		Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market Value of shares or units of stock that have not vested ($)	Incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Don Gayhardt	May 7, 2012(1)	—	21,057	—	96.41	January 1, 2022	—	—	—	—
	March 28, 2016(2)	—	223	—	122.00	January 1, 2026	—	—	—	—
William Baker	December 9, 2010(3)	—	1,579	—	30.59	January 1, 2019	—	—	—	—
	October 24, 2011(3)	—	2,632	—	96.41	September 1, 2021	—	—	—	—
	March 28, 2016(2)	—	138	—	122.00	January 1, 2026	—	—	—	—
	June 30, 2016(3)	—	3,000	—	133.94	May 1, 2026	—	—	—	—
Terry Pittman	December 9, 2010(3)	—	4,211	—	30.59	January 1, 2019	—	—	—	—
	March 28, 2016(2)	—	112	—	122.00	January 1, 2026	—	—	—	—
	June 30, 2016(3)	—	1,000	—	133.94	May 1, 2026	—	—	—	—

(1)	20% of the options vest on each of the first five anniversaries beginning on January 1, 2012, subject to the option holder’s continued employment through such date; however, the options are only exercisable upon the first of the following events to occur: (i) upon the first “disposition event” to occur (as defined in the stock option agreement); (ii) at any time after an initial public offering of our common stock; (iii) following a termination of employment for any reason other than by us for cause; or (iv) on the 30th day prior to the expiration date. Options must be exercised during the 30-day period following an exercise event described in (iii) and (iv). Upon the occurrence of a “disposition event” prior to a termination of employment, all of the unvested options will become vested.
(2)	Options vest in three equal installments on December 31st of each of 2016, 2017 and 2018, subject to the option holder’s continued employment through such date; however, the options are only exercisable upon the first of the following events to occur: (i) upon the first “disposition event” to occur (as defined in the stock option agreement); (ii) at any time after an initial public offering of our common stock; (iii) following a termination of employment for any reason other than by us for cause; or (iv) on the 30th day prior to the expiration date. Options must be exercised during the 30-day period following an exercise event described in (iii) and (iv). Upon the occurrence of a “disposition event” prior to a termination of employment, all of the unvested options will become vested.
(3)	20% of the options vest on each of the first five anniversaries of the applicable vesting commencement date set forth in the option agreement, subject to the option holder’s continued employment through such date; however, the options are only exercisable upon the first of the following events to occur: (i) upon the first “disposition event” to occur; (ii) at any time after an initial public offering of our common stock; (iii) following a termination of employment for any reason other than by us for cause; or (iv) on the 30th day prior to the expiration date. Options must be exercised during the 30-day period following an exercise event described in (iii) and (iv). Upon the occurrence of a “disposition event” prior to a termination of employment, all of the unvested options will become vested.

Potential Payments Upon Termination or Change in Control

The following summaries describe the potential payments and benefits that we would provide to our named executive officers in connection with a termination of employment and/or a change in control.

Severance Benefits

We have entered into an employment agreement with each of our named executive officers, which provides for certain payments to be made in connection with certain terminations of service. Other than as set forth below, we do not offer or have in place for our named executive officers any formal retirement, severance or similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control (other than our tax-qualified and non-qualified contributory defined contribution plans).

Don Gayhardt. Mr. Gayhardt’s amended and restated employment agreement provides that if his employment is terminated by us without “cause” or by him for “good reason” (each as defined in the employment agreement), subject to his timely execution of a release of claims, he would be entitled to severance benefits equal to: (i) continued payment of his base salary for a two-year period; (ii) any bonus earned for a completed calendar year, but not yet paid, payable at such times as bonuses are paid; (iii) a pro-rated bonus for the year of termination (based on actual performance), payable at such times as bonuses are paid; (iv) reimbursement for the cost of maintaining his personal life insurance premiums, up to $25,000 per year, for a period of two years; and (v) continued participation in our benefit plans for a period of two years. Upon a termination due to the executive’s death or disability, a termination by the Company for cause, or a resignation without good reason, Mr. Gayhardt is entitled to receive his base salary through the date of termination. Mr. Gayhardt’s agreement subjects him to an indefinite confidentiality provision, an inventions assignment provision, a covenant not to compete with us while employed with us and for a two year period thereafter, and a covenant not to solicit our employees while employed with us and for a two year period thereafter.

William Baker. Mr. Baker’s employment agreement provides that if his employment is terminated by us without “cause”, by him for “good reason” (each as defined in the employment agreement) or following a non-renewal of his term, subject to his timely execution of a release of claims, Mr. Baker would be entitled to severance equal to continued payment of his base salary for a twelve month period. Mr. Baker’s employment agreement subjects him to an indefinite confidentiality provision, an inventions assignment provision, a covenant not to compete with us while employed with us and for an eighteen-month period thereafter, and a covenant not to solicit our employees while employed with us and for an eighteen-month period thereafter.

Terry Pittman. Mr. Pittman’s employment agreement provides that if his employment is terminated by us without “cause”, by him for “good reason” (each as defined in the employment agreement) or following a non-renewal of his term, subject to his timely execution of a release of claims, Mr. Pittman would be entitled to severance equal to continued payment of his base salary for a twelve month period. Upon a termination due to the executive’s death or disability, the expiration of the term, a termination by the Company for cause, or a resignation without good reason, Mr. Pittman is entitled to receive his base salary through the date of termination. Mr. Pittman’s employment agreement subjects him to an indefinite confidentiality provision, an inventions assignment provision, a covenant not to compete with us while employed with us and for an eighteen-month period thereafter, and a covenant not to solicit our employees while employed with us and for an eighteen-month period thereafter.

Vesting of Outstanding Equity Awards

We maintain the 2010 EIP, further described under “—Additional Incentive Compensation Plans and Awards” below. Upon the occurrence of a “disposition event” prior to a termination of employment, all of the unvested options granted to our named executive officers will become vested. For purposes of each option agreement, a “disposition event” is defined as: (a)(i) the sale of all or substantially all of the assets of CURO and its subsidiaries in a single transaction or series of related transactions whether by liquidation, dissolution, merger, consolidation or sale or (ii) the sale or other transfer of at least a majority of the outstanding shares of our common stock in a single transaction or a series of related transactions, in either case to any person who is not an affiliate of CURO, or of a stockholder thereof, immediately prior to such transaction or transactions, or (b) the effective time of any merger, share exchange, consolidation, or other business combination of CURO if immediately after such transaction persons who hold a majority of the outstanding voting securities entitled to vote generally in the election of directors of the surviving entity (or the entity owning 100% of such surviving entity) are not persons who, immediately prior to such transaction, held the securities of CURO entitled to vote generally in the election of directors; provided, however, that such sale, transfer or other event described in (a) and (b) results in a change in the ownership or effective control, or a change in the ownership of a substantial portion of the assets, of CURO within the meaning of Section 409A of the Code.

Non-Qualified Deferred Compensation Plan

We maintain the Non-Qualified Deferred Compensation Plan, the material terms of which are described under “Narrative to Summary Compensation Table,” above. Company contributions to the Non-Qualified Deferred Compensation Plan generally vest over a term of three years; however, vesting with respect to Company contributions made on behalf of each of our named executive officers will be accelerated upon the occurrence of a “disposition event.” A “disposition event” for these purposes is defined above. Each vested deferred compensation account will be paid out in a lump sum upon a participant’s separation from service with the Company. Each of our named executive officers contribute to our non-qualified deferred compensation plan.

Equity Incentive Plans

We currently maintain the 2010 EIP, pursuant to which we may grant various forms of equity compensation to our service providers, including our key employees, non-employee directors and consultants. We have historically granted options to service providers under the 2010 EIP. In connection with this offering, our board of directors intends to adopt, and we expect our shareholders to approve, the 2017 Incentive Plan, which will be effective immediately prior to the completion of the offering. The principal features of the 2010 EIP and the 2017 Incentive Plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the 2010 EIP and the 2017 Incentive Plan, which are filed as exhibits to the registration statement of which this prospectus is a part.

2010 EIP

In 2010, our board of directors approved the 2010 EIP. Under the 2010 EIP, we may grant stock options, restricted shares and other stock-based awards to our key employees, directors and consultants.

There are 60,000 shares of our common stock reserved for issuance under the 2010 EIP. This number is subject to additional adjustment in the event of a corporate transaction, distribution or similar event, as determined by the compensation committee of the board of directors. As of July 5, 2017, options in respect of 54,929 shares of common stock, were outstanding under the 2010 EIP. Our compensation committee has full power and authority to determine the terms of awards granted pursuant to the 2010 EIP, including, without limitation, which key employees, directors and consultants will be granted awards and the number of shares of common stock subject to awards.

Our board of directors may amend or discontinue the 2010 EIP at any time and may amend or cancel any outstanding award. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent.

2017 Incentive Plan

Introduction

In connection with this offering, we intend to adopt, and we expect our stockholders to approve, the 2017 Stock Incentive Plan, or the 2017 Incentive Plan. The 2017 Incentive Plan will authorize the grant of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance awards and other awards that may be settled in or based upon our common stock. The 2017 Incentive Plan will become effective immediately prior to the effective date of the offering and no further grants will be made under any other stock incentive plan maintained by us, including the 2010 EIP.

Purpose

The purpose of the 2017 Incentive Plan is to give us the ability to attract, retain, motivate and reward certain officers, employees, directors and consultants and to provide a means whereby officers, employees, directors and/or consultants can acquire and maintain ownership of our common stock or be paid incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and that of our affiliates and promoting an identity of interest between our stockholders and these persons and encouraging such eligible people to expend maximum effort in the creation of stockholder value.

The following summary is not a complete description of all provisions of the 2017 Incentive Plan and is qualified in its entirety by reference to the 2017 Incentive Plan, the final version of which is subject to further internal discussion and review, and possible revision.

Plan Administration

The 2017 Incentive Plan will be administered by our compensation committee. Our compensation committee will have the authority, among other things, to select participants, grant awards, determine types of awards and terms and conditions of awards for participants, prescribe rules and regulations for the administration of the plan and make all decisions and determinations as deemed necessary or advisable for the administration of the 2017 Incentive Plan. Our compensation committee may delegate certain of its authority as it deems appropriate, pursuant to the terms of the 2017 Incentive Plan and to the extent permitted by applicable law, to our officers or employees, although any award granted to any person who is not our employee, who is subject to Section 16 of the Exchange Act, or who is granted an award that is intended to qualify as performance-based compensation under Section 162(m) of the Code must be expressly approved by the compensation committee. Our compensation committee’s actions will be final, conclusive and binding.

Authorized Stock

A total of                  shares of common stock will be reserved and available for issuance under the 2017 Incentive Plan, subject to adjustment in accordance with the terms of the 2017 Incentive Plan. The number of shares of common stock reserved and available for issuance under the 2017 Incentive Plan is subject to adjustment, as described below. The maximum number of shares of common stock that may be issued in respect of incentive stock options will be             . Common stock issued under the 2017 Incentive Plan may consist of authorized but unissued stock or previously issued common stock. Common stock underlying awards that are settled in cash, expire or are canceled, forfeited, or otherwise terminated without delivery to a participant, will again be available for issuance under the 2017 Incentive Plan. Common stock withheld or surrendered in connection with the payment of an exercise price of an award or to satisfy tax withholding will again become available for issuance under the 2017 Incentive Plan.

Individual Limits

At all times that we are subject to Section 162(m) of the Code, the maximum number of shares of common stock subject to stock options, stock appreciation rights or performance-based awards intended to qualify as

“qualified performance-based compensation” (within the meaning of Section 162(m) of the Code), in each case, that may be granted to any individual in any one calendar year is             , subject to adjustment, as described below. The maximum value of performance-based awards intended to qualify as “qualified performance-based compensation” (within the meaning of Section 162(m) of the Code) that is valued in dollars that an individual may receive in respect of any annual performance period is $             million, and for any performance period in excess of one year, such amount multiplied by a fraction, the numerator of which is the number of months in the performance period and denominator of which is 12. The maximum value of any awards granted to any non-employee director in any one calendar year during such calendar year, may not exceed             .

Types of Awards

The types of awards that may be available under the 2017 Incentive Plan are described below. All of the awards described below will be subject to the terms and conditions determined by our compensation committee in its sole discretion, subject to certain limitations provided in the 2017 Incentive Plan. Each award granted under the 2017 Incentive Plan will be evidenced by an award agreement, which will govern that award’s terms and conditions.

Non-qualified Stock Options. A non-qualified stock option is an option that is not intended to meet the qualifications of an incentive stock option, as described below. An award of a non-qualified stock option grants a participant the right to purchase a certain number of shares of our common stock during a specified term in the future, or upon the achievement of performance or other conditions, at an exercise price set by our compensation committee on the grant date. The term of a non-qualified stock option will be set by our compensation committee but may not exceed ten years from the grant date. The exercise price may be paid using any of the following payment methods: (i) immediately available funds in U.S. dollars or by certified or bank cashier’s check, (ii) by delivery of stock having a value equal to the exercise price, (iii) a broker assisted cashless exercise, or (iv) by any other means approved by our compensation committee. The 2017 Incentive Plan provides that unless otherwise specifically determined by the compensation committee, vesting of non-qualified stock options will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to employment. The 2017 Incentive Plan also provides that participants terminated for “cause” (as such term is defined in the 2017 Incentive Plan) will forfeit all of their non-qualified stock options, whether or not vested. Participants terminated for any other reason will forfeit their unvested non-qualified stock options, retain their vested non-qualified stock options, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested non-qualified stock options. The 2017 Incentive Plan authorizes our compensation committee to provide for different treatment of non-qualified stock options upon termination than that described above, as determined in its discretion.

Incentive Stock Options. An incentive stock option is a stock option that meets the requirements of Section 422 of the Code. Incentive stock options may be granted only to our employees or employees of certain of our subsidiaries and must have an exercise price of no less than 100% of the fair market value (or 110% with respect to a 10% shareholder) of a share of common stock on the grant date and a term of no more than ten years (or five years with respect to a 10% shareholder). The aggregate fair market value, determined at the time of grant, of our common stock subject to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. The 2017 Incentive Plan provides that unless otherwise specifically determined by the compensation committee, vesting of incentive stock options will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to employment. The 2017 Incentive Plan also provides that participants terminated for “cause” will forfeit all of their incentive stock options, whether or not vested. Participants terminated for any other reason will forfeit their unvested incentive stock options, retain their vested incentive stock options, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested incentive stock options, unless such appreciation right expires sooner. The 2017 Incentive Plan authorizes our compensation committee to provide for different treatment of incentive stock options upon termination than that described above, as determined in its discretion.

Stock Appreciation Rights. A stock appreciation right entitles the participant to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the base price of the stock appreciation right that is set by our compensation committee on the grant date, multiplied by the number of shares of common stock subject to the stock appreciation right. The term of a stock appreciation right will be set by our compensation committee but may not exceed ten years from the grant date. Payment to a participant upon the exercise of a stock appreciation right may be either in cash, stock or property as specified in the award agreement or as determined by our compensation committee. The 2017 Incentive Plan provides that unless otherwise specifically determined by the compensation committee, vesting of stock appreciation rights will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to employment. The 2017 Incentive Plan provides that participants terminated for “cause” will forfeit all of their stock appreciation rights, whether or not vested. Participants terminated for any other reason will forfeit their unvested stock appreciation rights, retain their vested stock appreciation rights, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested stock appreciation rights. The 2017 Incentive Plan authorizes our compensation committee to provide for different treatment of stock appreciation rights upon termination than that described above, as determined in its discretion.

Restricted Stock. A restricted stock award is an award of restricted common stock that does not vest until a specified period of time has elapsed and/or upon the achievement of performance or other conditions determined by our compensation committee, and which will be forfeited if the conditions to vesting are not met. During the period that any restrictions apply, transfer of the restricted common stock is generally prohibited. Unless otherwise specified in their award agreement, participants generally have all of the rights of a stockholder as to the restricted common stock, including the right to vote such common stock. However, any cash or stock dividends with respect to the restricted common stock will be withheld by us and will be subject to forfeiture to the same degree as the restricted common stock to which such dividends relate. The 2017 Incentive Plan provides that unless otherwise specifically determined by the compensation committee, vesting of restricted stock awards will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to employment. Except as otherwise provided by our compensation committee, in the event a participant is terminated for any reason, the vesting with respect to the participant’s restricted stock will cease, and as soon as practicable following the termination, we will repurchase all of such participant’s unvested restricted stock at a purchase price equal to the original purchase price paid for the restricted stock, or if the original purchase price is equal to $0, the unvested restricted stock will be forfeited by the participant to us for no consideration.

Restricted Stock Units. A restricted stock unit is an unfunded and unsecured obligation to issue common stock (or an equivalent cash amount) to the participant in the future. Restricted stock units become payable on terms and conditions determined by our compensation committee and will vest and be settled at such times in cash, common stock, or other specified property, as determined by our compensation committee. Participants have no rights of a stockholder as to the restricted stock units, including no voting rights or rights to dividends, until the underlying common stock is issued or becomes payable to the participant. The 2017 Incentive Plan provides that unless otherwise specifically determined by the compensation committee, vesting of restricted stock units will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to employment. Except as otherwise provided by our compensation committee, in the event a participant is terminated for any reason, the vesting with respect to the participant’s restricted stock units will cease, each of the participant’s outstanding unvested restricted stock units will be forfeited for no consideration as of the date of such termination, and any stock remaining undelivered with respect to the participant’s vested restricted stock units will be delivered on the delivery date specified in the applicable award agreement.

Performance Awards. Performance awards (which may be classified as performance stock, performance units or cash awards) represent the right to receive certain amounts based on the achievement of pre-determined performance goals during a designated performance period. The terms of each performance award will be set forth in the applicable award agreement. Our compensation committee will be responsible for setting the applicable performance goals, which will be limited to specific levels of or increases in one or more of the following business criteria (alone or in combination with any other criterion, whether gross or net, before or after taxes, and/or before or after other adjustments, as determined by our compensation committee): (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or unusual, non-recurring or special items or book value per share (which may exclude nonrecurring items), tangible book value or growth in tangible book value per share; (ii) pre-tax income or after tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth, or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, return on equity, financial return ratios, or internal rates of return; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (discounted or otherwise), net cash provided by operations or cash flow in excess of cost of capital, or working capital turnover; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) balance sheet measurements; (xiv) cumulative earnings per share growth; (xv) operating margin, profit margin, or gross margin; (xvi) stock price or total stockholder return; (xvii) cost or expense targets, reductions and savings, productivity and efficiencies; (xviii) sales or sales growth; (xix) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures, and similar transactions, and budget comparisons; (xx) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, the formation of joint ventures, and the completion of other corporate transactions; (xxi) billings, billings growth, or rate of billings growth; (xxii) underwriting income or profit; (xxiii) loss ratio or combined ratio; and (xxiv) for any period of time in which Section 162(m) of the Code is not applicable to us, or in the case of persons whose compensation is not subject to Section 162(m) of the Code, such other criteria as may be determined by our compensation committee. The business criteria may be combined with cost of capital, assets, invested capital and stockholder equity to form an appropriate measure of performance and will have any reasonable definitions that our compensation committee may specify.

Performance goals may be established on a company-wide basis, project or geographical basis or, as the context permits, with respect to one or more of our business units, divisions, lines of business or business segments, subsidiaries, products, regions, or other operational units or administrative departments (or in combination thereof) or may be related to the performance of an individual participant and may be expressed in absolute terms, or relative or comparative to (i) current internal targets or budgets, (ii) our past performance (including the performance of one or more of our subsidiaries, divisions, or operating units), (iii) the performance of one or more similarly situated companies, (iv) the performance of an index covering multiple companies, or (v) other external measures of the selected performance criteria. Performance goals may be in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

Our compensation committee will make appropriate adjustments in the method of calculating the attainment of applicable performance goals to provide for objectively determinable adjustments, modifications or amendments, as determined in accordance with “generally accepted accounting principles,” to any of the business criteria described above for one or more of the following items of gain, loss, profit or expense: (i) determined to be items of an unusual nature or of infrequency of occurrence or non-recurring items; (ii) related to changes in accounting principles under “generally accepted accounting principles” or tax laws; (iii) related to currency fluctuations; (iv) related to financing activities (such as effect on earnings per share of issuing convertible debt securities); (v) related to restructuring, divestitures, productivity initiatives or new business initiatives; (vi) related to discontinued operations that do not qualify as a segment of business under

“generally accepted accounting principles”; (vii) attributable to the business operations of any entity acquired by us during the fiscal year; (viii) non-operating items; and (ix) acquisition or divestiture expenses.

Performance awards which have been earned as a result of the relevant performance goals being achieved may be paid in the form of cash, common stock or other awards under the 2017 Incentive Plan (or some combination thereof). The 2017 Incentive Plan provides that unless otherwise specifically determined by the compensation committee, a participant will only be eligible to earn a performance award while the participant is employed or rendering services, and that vesting of performance awards will be suspended during the period of any approved leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to employment. Except as otherwise provided by the compensation committee, if a participant is terminated for any reason, the participant will forfeit all performance awards held by such participant.

Other Stock-Based Compensation. Under the 2017 Incentive Plan, our compensation committee may grant other types of equity-based awards subject to such terms and conditions that our compensation committee may determine. Such awards may include the grant of dividend equivalents, which generally entitle the participant to receive amounts equal to the dividends that are paid on the stock underlying the award.

Adjustments

The aggregate number of shares of common stock reserved and available for issuance under the 2017 Incentive Plan, the individual limitations, the number of shares of common stock covered by each outstanding award and the price per share of common stock underlying each outstanding award will be equitably and proportionally adjusted or substituted, as determined by our compensation committee in its sole discretion, as to the number, price or kind of stock or other consideration subject to such awards in connection with stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in our capitalization affecting our common stock or our capital structure which occurs after the date of grant of any award, in connection with any extraordinary dividend declared and paid in respect of stock or in the event of any change in applicable law or circumstances that results in or could result in, as determined by the compensation committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the 2017 Incentive Plan.

Corporate Events

In the event of a merger, amalgamation or consolidation involving us in which we are not the surviving corporation or in which we are the surviving corporation but the holders of our common stock receive securities of another corporation or other property or cash, a “change in control” (as defined in the 2017 Incentive Plan) or a reorganization, dissolution or liquidation of us, our compensation committee may, in its discretion, provide for the assumption or substitution of outstanding awards, accelerate the vesting of outstanding awards, cash-out outstanding awards or replace outstanding awards with a cash incentive program that preserves the value of the awards so replaced. With respect to any award that is assumed or substituted in connection with a “change in control,” the vesting, payment, purchase or distribution of such award will not be accelerated by reason of the “change in control” for any participant unless the participant’s employment is involuntarily terminated as a result of the “change in control” during the two-year period commencing on the “change in control.”

Transferability

Awards under the 2017 Incentive Plan may not be sold, transferred, pledged, or assigned other than by will or by the applicable laws of descent and distribution, unless (for awards other than incentive stock options) otherwise provided in an award agreement or determined by our compensation committee.

Amendment

Our board of directors or our compensation committee may amend the 2017 Incentive Plan or outstanding awards at any time. Our stockholders must approve any amendment if their approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which our common stock is traded. No amendment to the 2017 EIP or outstanding awards which materially impairs the right of a participant is permitted unless the participant consents in writing.

Termination

The 2017 Incentive Plan will terminate on the day before the tenth anniversary of the date our stockholders approve the 2017 Incentive Plan, although incentive stock options may not be granted following the earlier of the tenth anniversary of (i) the date the 2017 Incentive Plan is adopted by our board of directors and (ii) the date our stockholders approve the 2017 Incentive Plan. In addition, our board of directors or our compensation committee may suspend or terminate the 2017 Incentive Plan at any time. Following any such suspension or termination, the 2017 Incentive Plan will remain in effect to govern any then outstanding awards until such awards are forfeited, terminated or otherwise canceled or earned, exercised, settled or otherwise paid out, in accordance with their terms.

Clawback; Sub-Plans

All awards under the 2017 Incentive Plan will be subject to any incentive compensation clawback or recoupment policy currently in effect, or as may be adopted by our board of directors (or any committee or subcommittee thereof) and, in each case, as may be amended from time to time. In addition, our compensation committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the 2017 Incentive Plan by individuals who are non-U.S. nationals or are primarily employed or providing services outside the United States, and may modify the terms of any awards granted to such participants in a manner deemed by our compensation committee to be necessary or appropriate in order that such awards conform with the laws of the country or countries where such participants are located.

No-Repricing of Awards

No awards under the 2017 Incentive Plan may be repriced without stockholder approval. For purposes of the 2017 Incentive Plan, “repricing” means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of the award to lower its exercise price or base price (other than on account of capital adjustments resulting from stock splits), (ii) any other action that is treated as a repricing under generally accepted accounting principles and (iii) repurchasing for cash or canceling an award in exchange for another award at a time when its exercise price or base price is greater than the fair market value of the underlying stock.

Equity Awards Pursuant to the 2017 Incentive Plan

In connection with the consummation of the offering, we expect to grant                  to members of senior management, including each of our named executive officers, under the 2017 Incentive Plan.

Employee Stock Purchase Plan

In connection with this offering, we intend to adopt, and we expect our stockholders to approve, a 2017 Employee Stock Purchase Plan, or the ESPP. We do not expect to grant purchase rights under our ESPP until after the completion of this offering.

Share Reserve

The maximum number of shares of our common stock that will be available for purchase under the ESPP is                  shares. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP.

Administration

Our compensation committee, or such other duly authorized committee or subcommittee of our board of directors, will administer our ESPP.

Limitations

Our employees, including executive officers, directors and the employees of any of our parent or subsidiary corporations will be eligible to participate in the ESPP, provided that they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the compensation committee: (i) customary employment with us or one of our parents or subsidiaries for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our subsidiaries for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under the ESPP (x) if such employee immediately after the grant would own stock representing 5% or more of the total combined voting power or value of all classes of our common stock or the common stock of any of our parent or subsidiary corporations or (y) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding, provided that no such employee may purchase more than 5,000 shares of our common stock in any purchase period in which purchase rights are outstanding.

Our ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The compensation committee may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The compensation committee, in its discretion, will determine the terms of offerings under our ESPP.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Holding Period

Our ESPP permits our compensation committee to establish a holding period for any shares of our common stock purchased in a particular offering, during which such shares will be subject to a resale restriction barring the holder from selling such shares. The holding period, if any, will commence on the purchase date and will end automatically on the earliest of (i) the termination of the participant’s employment, (ii) the occurrence of a change in control or (iii) the twelve month anniversary of the purchase date or such earlier date as established by our compensation committee.

Payroll Deductions

Our ESPP permits participants to purchase shares of our common stock through payroll deductions up to 15% of their earnings. Subject to other limitations determined by the compensation committee, the purchase price of the shares will be not less than 85% of the fair market value of our common stock on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Corporate Transactions

In the event of a change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, then employees accumulated payroll deductions will be used to purchase shares of our common stock within ten business days prior to any such change in control. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment and Termination

Our board of directors or our compensation committee has the authority to amend, suspend or terminate our ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. Our ESPP will remain in effect until terminated by our board of directors or our compensation committee in accordance with the terms of the ESPP.

Director Compensation

Director Compensation Policy

For 2016, members of our board of directors received no cash, equity or other non-equity compensation for services rendered. We currently have no other formal arrangements under which our directors receive compensation for service to the board of directors or its committees. For compensation paid in 2016 to Don Gayhardt, our President, Chief Executive Officer and director, see the Summary Compensation Table.

All Other Compensation

We reimburse our directors for reasonable and necessary out-of-pocket expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors. We do not provide tax gross-up payments to members of our board of directors. Our board expects to review director compensation periodically to ensure that the director compensation package remains competitive such that we are able to recruit and retain qualified directors.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Policies and Procedures for Related-Party Transactions

Upon the completion of this offering, we intend to adopt a policy applicable to our transactions with “related parties,” which we define to include our executive officers, directors and nominees for director, any immediate family member or affiliated entity of any of our executive officers, directors or nominees for director and any person (and his or her immediate family members and affiliated entities) or entity (including affiliates) that is a beneficial owner of 5% or more of any class of our outstanding voting securities. Pursuant to this policy, an appropriate committee of our board of directors must approve the terms, arrangements and policies of, and provide ongoing oversight over, all transactions with a related party in which the amount involved exceeds $120,000. This committee, which may be our Audit Committee, will consist of directors independent from the related party in question. In conducting its initial and ongoing reviews, the committee will take into account, among other factors it deems appropriate, the terms of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related-party’s interest in the transaction, the qualifications and performance of the related party and other business considerations that would be applied to similar arrangements with unaffiliated parties. To perform its ongoing review of related party transactions, the committee will meet to discuss and review the relevant transaction at least once every twelve months. All of our directors, executive officers and employees will be required to report to an appropriate committee of our board any such related-party transaction. Under the policy, if we should discover related-party transactions that have not been approved, this committee will determine the appropriate action, including ratification, rescission or amendment of the transaction. Upon completion of this offering, we will make a copy of our related-party transactions policy available on our website.

Related-Party Transactions

Services Provided by Ad Astra

We employ the services of Ad Astra Recovery Services, Inc., or Ad Astra, which is owned by the Founder Holders. Ad Astra is our exclusive provider of third-party collection services for our U.S. operations. Generally, once loans are between 91 and 121 days delinquent we refer them to Ad Astra for collections. See “Business—Collections.” Ad Astra earns a commission fee equal to 30% of any amounts they successfully recover (as well as reimbursement for any third party legal work incurred in connection with its collection activities). We net settle payments Ad Astra collects on our behalf and our commissions payable to Ad Astra on a one month lag. The net amounts receivable from Ad Astra at June 30, 2017, December 31, 2016 and December 31, 2015 were $0.9 million, $0.6 million and $0.2 million, respectively. These amounts are included in “prepaid expenses and other” in our consolidated balance sheets. We paid commission expense to Ad Astra for the six months ended June 30, 2017 and 2016, and the years ended December 31, 2016, 2015 and 2014 of $6.6 million, $7.1 million, $12.1 million, $10.6 million and $8.9 million, respectively, and these amounts are included in “other store operating expenses” in our consolidated statements of income. Our relationship with Ad Astra is to be overseen in a manner consistent with our policy regarding related party transactions detailed above. We believe that our relationship with Ad Astra is on terms that are at least as favorable as would be available from unaffiliated parties.

Operating Leases

We have entered into several operating lease agreements for our corporate office, collection office and stores in which we operate, with several real estate entities that are related through common ownership.

We are party to lease agreements and arrangements with Doug Rippel, CDM Development LLC, Dimensions Real Estate Group LLC, Foresome Real Estate LLC and Summit Real Estate LLC pursuant to which we lease corporate offices and stores. The aggregate annual base rent pursuant to the terms of these agreements is approximately $3.1 million per year, and the leases have an average term of five years with two renewal options, each for an additional five-year term. Payments made under these leases and the related rent expenses for the six months ended June 30, 2017 and the years ended December 31, 2016, 2015 and 2014 were $1.6 million, $3.3 million, $3.2 million and $3.2 million, respectively. Mr. Rippel is a co-founder of the Company, serves as our Executive Chairman of the board of directors and holds approximately 18% of the outstanding common stock of the Company. CDM Development LLC, Dimensions Real Estate Group LLC, Foresome Real Estate LLC and Summit Real Estate LLC are each entities owned by one or more of the Founder Holders. Our relationship with Mr. Rippel and these entities is to be overseen in a manner consistent with our policy regarding related-party transactions described above. We believe that the operating lease agreements and arrangements to which we are party are on terms that are at least as favorable as would be available from unaffiliated parties.

12.00% Senior Secured Notes Placement

On February 15, 2017 we issued $470.0 million aggregate principal amount of 12.00% Senior Secured Notes due March 1, 2022. $6.0 million of these notes were privately placed by us directly with certain members of the board of directors of CURO Financial Technologies Corp., namely Doug Rippel and Mike McKnight. The notes issued to these board members contain the same terms as those issued to other investors in the offering. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings.”

Amended and Restated Investors Rights Agreement

In connection with the completion of this offering, we will enter into an amended and restated investors rights agreement with certain of our current holders, including the Founder Holders and the FFL Holders, whom we collectively refer to as the principal holders. Pursuant to the amended and restated investors rights agreement, we will agree to register the sale of shares of our common stock held by the principal holders under certain circumstances.

Demand Rights

At any time after the 180-day lock-up restriction described in “Underwriting,” and subject to certain limitations, including those described below, any principal holder who beneficially owns at least 8% of the Company’s then-outstanding common stock may make a written request that we prepare and file a registration statement under the Securities Act registering the offer and sale of shares of its common stock. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. Generally, we are required to file a demand registration statement on Form S-1 within 90 days of a written request and to file a demand registration statement on Form S-3 within 30 days of a written request.

We are not required to effect any demand registration in which the amount of common stock to be registered has an anticipated aggregate public price of less than $10 million (in the case of a registration on Form S-1) or $5 million (in the case of a registration on Form S-3). In addition, the Company is not required to effect a demand registration on Form S-1 if the Company has already effected three registrations in response to a demand by such party or if the Company has effected a registration on Form S-1 in the prior twelve months, or effect a demand registration on Form S-3 if the Company has effected a registration on Form S-3 in response to a demand by such party in the prior six months.

Piggyback Rights

Subject to certain exceptions, any time we propose to register any of our securities for public sale, whether or not for our own account, we must notify each principal holder of such proposal and, if applicable, permit them an opportunity to include shares of their common stock in such registration.

Expenses

We will pay all reasonable expenses incident to our performance of the registration rights described above, including certain reasonable fees and disbursements (not including underwriting discounts and commissions).

Certain Conditions and Limitations

The registration rights described above are subject to certain conditions and limitations, including the right of the underwriters of an underwritten offering to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances.

Indemnification

In certain circumstances we will indemnify, to the extent permitted by law, each principal holder, and each underwriter, if any, and certain other persons against claims arising in connection with any prospectus or other similar or incident document, or any violation or alleged violation of applicable securities laws, rules or regulations by us in an offering that includes common stock being sold by a participating holder. Similarly, each such principal holder will, if common stock held by such principal holder is included in the securities to be registered, indemnify us, each underwriter, if any, each other principal holder and certain other persons, against similar claims arising in connection with and to the extent made in reliance upon and in conformity with written information furnished by such principal holder and stated to be specifically for use in any such prospectus or document.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of                 , 2017 for each of our directors, our named executive officers, all directors and named executive officers as a group, each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock and each selling shareholder. The table gives effect to the application of a         —for—         split of our common stock and the filing of our amended and restated certificate of incorporation.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, subject to community property laws and except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right or the vesting of restricted stock units, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Shares beneficially owned by a person pursuant to a right to acquire the shares within 60 days are deemed to be outstanding for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to                  shares of common stock.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on no shares of our common stock outstanding as of                 , 2017. Unless otherwise noted below, each stockholder’s address is c/o CURO Group Holdings Corp., 3527 North Ridge Road, Wichita, Kansas 67205.

	Shares Beneficially Owned Prior to Offering		Number of Shares to be Sold in the Offering(1)	Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option Is Not Exercised			Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option Is Fully Exercised(2)
Name and Address	# of Shares	% of Total Common Stock and Voting Power	# of Shares	# of Shares	% of Total Common Stock and Voting Power		# of Shares	% of Total Common Stock and Voting Power
5% Stockholders
FFL Holders(3)	367,000	34.86%		367,000		%			%
J.P. Genova Family Trust(4)	52,632	5.00		52,632
Directors and Named Executive Officers
Chad Faulkner(5)	191,209	18.16		191,209
Mike McKnight(6)	191,209	18.16		191,209
Doug Rippel(7)	191,209	18.16		191,209
Don Gayhardt	—	*		—
William Baker	—	*		—
Terry Pittman	—	*		—
Christopher A. Masto(8)	—	*		—
Karen Winterhof(9)	—	*		—
All directors and executive officers as a group (10 persons)	573,627	54.50%		573,627		%			%

*	Represents beneficial ownership of less than 1%.
(1)	Assumes that the underwriters fully exercise their option to purchase additional shares. The selling stockholders are only selling shares pursuant to that option, so if it is not exercised, the selling stockholders will not sell any shares in this offering.
(2)	If the underwriters partially exercise their option to purchase additional shares, the shares sold by the selling stockholders will be decreased on a pro rata basis.
(3)	Amounts shown reflect 347,335 shares of common stock held by Friedman Fleischer & Lowe Capital Partners II, L.P., 13,001 shares of common stock held by FFL Executive Partners II, L.P. and 6,664 shares of common stock held by FFL Parallel Fund II, L.P. or the FFL Holders. The FFL Holders are controlled by Friedman Fleischer & Lowe GP II, LP, their general partner, which may be deemed a beneficial owner of the shares of common stock, with shared voting and dispositive over such shares. The address of the FFL Holders is c/o FFL Partners, LLC, One Maritime Plaza, Suite 2200, San Francisco, California 94111.
(4)	The address of the J.P. Genova Family Trust is 145 Haist Avenue, Unit 8, Vaughan, Ontario Canada L4L 5V1.
(5)	Amounts shown reflect the aggregate number of shares of common stock held by Mr. Faulkner and the Chadwick Faulkner 2014 GRAT (the “Trust”).
(6)	Amounts shown reflect the number of shares of common stock held by McKnight Holdings, LLC of which Mr. McKnight is the sole member.
(7)	Amounts shown reflect the number of shares of common stock held by Rippel Holdings, LLC of which Mr. Rippel is the sole member.
(8)	The address of Mr. Masto is c/o FFL Partners, LLC, One Maritime Plaza, Suite 2200, San Francisco, California 94111.
(9)	The address of Ms. Winterhof is c/o FFL Partners, LLC, One Maritime Plaza, Suite 2200, San Francisco, California 94111.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect following the completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. Immediately prior to the completion of this offering, we will adopt and file an amended and restated certificate of incorporation, adopt amended and restated bylaws and effect a          —for—          split of our common stock. This description summarizes provisions that will be included in the amended and restated certificate of incorporation and bylaws. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Upon the completion of this offering, pursuant to the terms of our amended and restated certificate of incorporation, our authorized capital stock will consist of                  shares of common stock, $0.001 par value per share, and                  shares of “blank check” preferred stock, $0.001 par value per share.

Upon completion of this offering and the stock split, there will be                  shares of our common stock outstanding.

Common Stock

Voting rights

Holders of shares of our common stock will be entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders. Generally, holders of shares of our common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders, unless otherwise required by law or with respect to the matters described in the immediately following paragraph. Generally, all matters to be voted on by the stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, voting together as a single class.

Notwithstanding the foregoing paragraph, amendments to our amended and restated certificate of incorporation, including as a result of a statutory merger, that would alter or change the powers, preferences or rights of the common stock so as to affect them adversely must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class.

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for additional information.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of shares of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences on, if any, any outstanding shares of preferred stock.

All of the shares of our common stock to be issued pursuant to this offering will be fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors will have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of us.

We have no preferred stock outstanding and no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law and the amended and restated certificate of incorporation and amended and restated bylaws that we expect to adopt in connection with the completion of this offering may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, may have the effect of hampering takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us, because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s outstanding voting stock.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Classified Board

Our board of directors will be classified into three classes of directors, and directors may be removed from office only for cause. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See “Management—Corporate Governance—Composition of the Board of Directors” for additional information.

Undesignated Preferred Stock

As discussed above in “—Preferred Stock,” our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Action by Written Consent

Our amended and restated certificate of incorporation will provide that actions by our stockholders may not be taken by written consent. Actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders.

Ability of Stockholders to Call a Special Meeting

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of the board of directors, our Chief Executive Officer or a majority of our board of directors. Stockholders may not otherwise call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Amendment of Charter Provisions

The amendment of the above provisions of our amended and restated certificate of incorporation and amended and restated bylaws will require approval by holders of at least a majority of our outstanding capital stock entitled to vote generally in the election of directors. In addition, amendments to our amended and restated certificate of incorporation, including as a result of a statutory merger, that would alter or change the powers, preferences or rights of the common stock so as to affect them adversely must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising pursuant to the General Corporation Law of the State of Delaware, our certificate of incorporation or bylaws; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to the FFL Holders or any of their respective officers, directors, agents, stockholders, members, managers, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for the FFL Holders, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, to the fullest extent permitted by law, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Neither the FFL Holders nor any of their respective representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitation on Director and Officer Liability and Indemnification

Our amended and restated certificate of incorporation will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; or

•	any transaction from which an improper personal benefit is derived.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We expect to enter into agreements to indemnify our directors, and executive officers. With specified exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Registration Rights

The Amended and Restated Investor Rights Agreement provides certain holders of our common stock, subject to certain conditions, certain registration rights following this offering and the expiration of any related lock-up period. See “Certain Relationships and Related-Party Transactions—Related-Party Transactions—Amended and Restated Investor Rights Agreement.”

Market Listing

We have applied to list our common stock on NYSE under the symbol “CURO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address and telephone number is (800)-937-5449 .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of shares of our common stock in the public market could adversely affect the prevailing market price of our common stock. Certain shares of our common stock will not be eligible for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of shares of our common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this offering,                  shares of our common stock will be outstanding. Of these shares, all          of the shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, other than shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Our remaining                  shares outstanding will be “restricted securities,” which means they may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration, including, among others, those under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by non-affiliates that are not restricted securities or that have been owned for more than one year may be sold under Rule 144 without restriction.

As a result of lock-up agreements described below, and the provisions of Rule 144 under the Securities Act, the restricted securities will be available for sale in the public market as follows:

Date	Number of Restricted Securities Eligible for Sale
At the date of this prospectus	shares

90 days after the date of this prospectus	of which shares are held by our affiliates and subject to volume, manner of sale and other limitations under Rule 144

180 days after the date of this prospectus	of which shares are held by our affiliates and subject to volume, manner of sale and other limitations under Rule 144

Lock-up Agreements

We, our executive officers and directors and certain of our significant stockholders, who together hold an aggregate of     % of our common stock, have agreed with the underwriters not to dispose of or hedge any of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC. These agreements are described below under “Underwriting.”

Rule 144

Non-Affiliates

Under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Approximately                  shares of our common stock that are not subject to the lock-up agreements described above, will be eligible for sale under Rule 144 immediately upon the completion of this offering.

In addition, beginning 90 days after the date of this prospectus, Rule 144 will entitle a person who is not our affiliate and has not been our affiliate at any time during the preceding three months to sell any shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates. These non-affiliated holders would be able to make these sales without regard to any volume limitations. Sales of shares of our common stock by any such person would be subject to the availability of current public information about us.

Affiliates

Beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly trading volume in our common stock on NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Equity Incentive Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register                  shares of our common stock reserved for future issuance under our equity incentive plans. We expect to file this registration statement on, or as soon as practicable after, the effective date of this prospectus. The registration statement on Form S-8 will become effective automatically upon filing. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock-up agreements and market standoff provisions to which they are subject, and will be subject to vesting provisions and Rule 144 volume limitations applicable to affiliates.

Registration Rights

The Amended and Restated Investor Rights Agreement provides the holders of up to                  shares of our common stock, subject to certain conditions, certain registration rights following this offering and the expiration of any related lock-up period. See “Certain Relationships and Related-Party Transactions—Related-Party Transactions—Amended and Restated Investor Rights Agreement.”

MATERIAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a discussion of material U.S. federal income tax and estate tax consequences to non-U.S. holders relating to the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, existing final, temporary and proposed Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt or governmental organizations, agencies or instrumentalities;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

•	brokers, dealers or traders in securities, commodities or currencies;

•	persons that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our common stock, except to the extent specifically set forth below;

•	real estate investment trusts or regulated investment companies;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction;

•	persons who hold or receive our common stock as compensation; and

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code).

If a partnership, or entity treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our common stock that is not, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof or the District of Columbia;

•	a partnership;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as capital gain. Distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form).

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI (or applicable successor form), to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund, together with the required information, with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below of the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless:

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder who is an individual and that is present in the United States for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a rate of 30% on the amount by which such non-U.S. holder’s taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not expect to be treated as a USRPHC as of the date hereof; however, there can be no assurances that we are not now or will not become in the future a USRPHC. If we were a USRPHC during the applicable testing period, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period) more than 5% of such regularly traded stock. Please note, though, that we can provide no assurance that our common stock will remain regularly traded.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A 30% withholding tax may be imposed on certain payments to certain foreign financial institutions and other foreign entities, including intermediaries, or FATCA withholding. Such payments will include U.S.-source dividends and, after December 31, 2018, the gross proceeds from the sale or other disposition of property that can produce certain U.S.-source interest or dividends. FATCA withholding may be imposed on such payments to a foreign financial institution unless such foreign financial institution enters into (or is deemed to have entered into) an agreement with the IRS to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% of payments to such account holders whose actions prevent the financial institution from complying with these reporting and other requirements. FATCA withholding is imposed on similar types of payments to a non-financial foreign entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required to avoid FATCA withholding. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder’s name and address and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder’s status on an IRS Form W-8BEN, W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of U.S. federal income and estate tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2017, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Jefferies LLC and Stephens Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies LLC
Stephens Inc.
William Blair & Company, L.L.C.
Janney Montgomery Scott LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised by Credit Suisse Securities (USA) LLC and Jefferies LLC only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. After the initial public offering the representatives may change the public offering price and selling concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us
Underwriting discounts and commissions paid by selling stockholders
Expenses payable by the selling stockholders	$	$	$	$

We have also agreed to reimburse the underwriters for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Solebury Capital, or Solebury, has acted as our financial advisor in connection with this offering. Solebury is not acting as an underwriter in connection with this offering, and accordingly, Solebury is neither purchasing shares of common stock nor offering shares of common stock to the public in connection with this offering. With gross offering proceeds of $        million, the maximum aggregate compensation that Solebury is eligible to receive in connection with this offering, including reimbursement of out-of-pocket expenses, is $          (or $        if the underwriters exercise in full their option to purchase additional shares).

We have agreed that we will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC for a period of 180 days after the date of this prospectus.

Our officers, directors and stockholders have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC for a period of 180 days after the date of this prospectus.

The underwriters have reserved for sale at the initial public offering price up to                  shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have applied to list the shares of common stock on NYSE under the symbol “CURO.”

In connection with the listing of the common stock on NYSE, the underwriters will undertake to sell in the United States round lots of 100 shares or more to a minimum of 400 U.S. holders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, which is a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate-covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate-covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5.0% of the shares of common stock being offered.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Canadian Residents

Resale Restrictions

The distribution of shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Manitoba, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of shares of common stock.

Representations of Canadian Purchasers

By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), as applicable,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the Underwriters are relying on the exemption set out in section 3A.3 of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if an offering memorandum (including any amendment thereto) such as this offering memorandum contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of shares of common stock in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and executive officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of common stock being offered. This prospectus, which constitutes a part of the registration statement, does not contain all of the information described in the registration statement and the related exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the shares of common stock being offered, reference is made to the registration statement and the related exhibits and schedules. With respect to statements contained in this prospectus regarding the contents of any contract or any other document, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. Statements concerning the contents of any contract or other document filed as an exhibit are qualified by reference to such filed exhibit.

As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. A copy of the registration statement and the related exhibits, schedules and amendments, as well as any documents we file with or furnish to the SEC, may be inspected without charge at the public reference facilities maintained by the SEC in Washington D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Such documents may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. Document requests may be directed to CURO Group Holdings Corp. at 3527 North Ridge Road, Wichita, Kansas 67205. We also maintain a corporate website at www.curo.com. Any information available on, or accessible through, our website is not incorporated by reference in this prospectus.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	June 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Cash	$113,780	$193,525
Restricted cash (includes restricted cash of consolidated VIEs of $7,336 and $2,770 as of June 30, 2017 and December 31, 2016, respectively)	12,429	7,828
Gross loans receivable (includes loans of consolidated VIEs of $171,241 and $130,199 as of June 30, 2017 and December 31, 2016, respectively)	350,362	286,196
Less: allowance for loan losses (includes allowance for losses of consolidated VIEs of $43,903 and $22,134 as of June 30, 2017 and December 31, 2016, respectively)	(70,438)	(39,192)

Loans receivable, net	279,924	247,004
Deferred income taxes	13,907	12,635
Income taxes receivable	3,939	9,378
Prepaid expenses and other	36,295	39,248
Property and equipment, net	91,865	95,896
Goodwill	143,772	141,554
Other intangibles, net of accumulated amortization of $39,789 and $37,670	31,370	30,901
Other	8,657	2,829

Total Assets	$735,938	$780,798

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$41,320	$42,663
Deferred revenue	12,269	12,342
Income taxes payable	2,759	1,372
Current maturities of long-term debt	—	147,771
Accrued interest (includes accrued interest of consolidated VIEs of $1,017 and $775 as of June 30, 2017 and December 31, 2016, respectively)	22,010	8,183
Credit services organization guarantee liability	15,582	17,052
Deferred rent	11,977	11,868
Long-term debt (includes long-term debt and issuance costs of consolidated VIEs of $107,706 and $4,722 and $68,311 and $5,257 as of June 30, 2017 and December 31, 2016, respectively)	551,773	477,136
Subordinated shareholder debt	2,373	2,227
Other long-term liabilities	4,646	5,016
Deferred tax liabilities	15,090	14,313

Total Liabilities	679,799	739,943

Commitments and contingencies
Stockholders’ Equity
Common Stock—$0.001 par value; 2,000,000 shares authorized; 1,052,632 issued and outstanding	1	1
Dividends in excess of paid-in capital	(35,777)	(35,996)
Retained earnings	141,816	136,835
Accumulated other comprehensive loss	(49,901)	(59,985)

Total Stockholders’ Equity	56,139	40,855

Total Liabilities and Stockholders’ Equity	$735,938	$780,798

See accompanying Notes to Interim Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME—UNAUDITED

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenue	$216,944	$194,307	$441,524	$396,768
Provision for losses	65,446	58,029	127,182	100,278

Net revenue	151,498	136,278	314,342	296,490

Cost of providing services
Salaries and benefits	26,300	26,108	52,733	53,086
Occupancy	13,511	13,864	27,606	27,023
Office	4,936	4,729	9,804	9,478
Other costs of providing services	13,108	12,430	27,963	26,785
Advertising	11,641	10,296	19,329	17,094

Total cost of providing services	69,496	67,427	137,435	133,466

Gross margin	82,002	68,851	176,907	163,024
Operating (income) expense
Corporate and district	36,085	32,056	69,351	64,756
Interest expense	18,484	16,039	41,850	32,192
Loss on extinguishment of debt	—	—	12,458	—
Restructuring costs	—	186	—	1,481
Other (income)/expense	472	(464)	199	(445)

Total operating expense	55,041	47,817	123,858	97,984

Net income before income taxes	26,961	21,034	53,049	65,040
Provision for income taxes	10,619	7,862	20,068	24,958

Net income	$16,342	$13,172	$32,981	$40,082

See accompanying Notes to Interim Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—UNAUDITED

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net income	$16,342	$13,172	$32,981	$40,082
Other comprehensive income (loss):
Cash flow hedges	375	—	333	—
Foreign currency translation adjustment	6,961	(4,980)	9,751	3,809

Other comprehensive income (loss)	7,336	(4,980)	10,084	3,809

Comprehensive income	$23,678	$8,192	$43,065	$43,891

See accompanying Notes to Interim Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS—UNAUDITED

(in thousands)

	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities
Net income	$32,981	$40,082
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,330	10,328
Provision for loan losses	127,182	100,278
Restructuring costs	—	523
Amortization of debt issuance costs	1,702	1,611
Amortization of bond discount/(premium)	424	(753)
Deferred income tax benefit	(653)	(169)
Loss on disposal of property and equipment	244	22
Loss on extinguishment of debt	12,458	—
Increase in cash surrender value of life insurance	(679)	—
Share-based compensation expense	219	519
Changes in operating assets and liabilities:
Loans receivable	(150,450)	(85,282)
Prepaid expenses and other assets	2,974	4,090
Accounts payable and accrued liabilities	(6,146)	(3,600)
Deferred revenue	(698)	(1,823)
Income taxes payable	3,780	6,146
Income taxes receivable	3,200	(721)
Deferred rent	31	266
Other liabilities	13,875	1,031

Net cash provided by operating activities	49,774	72,548

Cash flows from investing activities
Purchase of property, equipment and software	(6,828)	(4,866)
Cash paid for Cognical Holdings, Inc. preferred shares	(4,975)	—
Changes in restricted cash	(4,437)	6,011

Net cash (used in) provided by investing activities	(16,240)	1,145

Cash flows from financing activities
Proceeds from Non-Recourse U.S. SPV facility and ABL facility	41,130	—
Payments on Non-Recourse U.S. SPV facility and ABL facility	(25,142)	—
Proceeds from issuance of 12.00% Senior Secured Notes	461,329	—
Payments on 10.75% Senior Secured Notes	(426,034)	—
Payments on 12.00% Senior Cash Pay Notes	(125,000)
Debt issuance costs paid	(14,002)	—
Dividend paid to stockholders	(28,000)	—
Proceeds from credit facilities	—	30,000
Payments on credit facilities	—	(38,050)

Net cash used in financing activities	(115,719)	(8,050)

Effect of exchange rate changes on cash	2,440	1,591

Net (decrease) increase in cash	(79,745)	67,234
Cash at beginning of period	193,525	100,561

Cash at end of period	$113,780	$167,795

See accompanying Notes to Interim Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Basis of Presentation

The terms “CURO,” “we,” “our,” “us,” and the “Company,” refer to CURO Group Holdings Corp. and its directly and indirectly owned subsidiaries as a combined entity, except where otherwise stated.

We have prepared the accompanying unaudited Interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and with the accounting policies described in our 2016 consolidated financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with US GAAP have been condensed or omitted, although we believe that the disclosures are adequate to enable a reasonable understanding of the information presented.

The unaudited Interim Consolidated Financial Statements and the accompanying notes (the “Interim Statements”) reflect all adjustments, which are, in the opinion of management, necessary to present fairly our results of operations, financial position and cash flows for the periods presented. The adjustments consist solely of normal recurring adjustments. The Interim Statements should be read in conjunction with the Consolidated Financial Statements and related Notes included in our 2016 consolidated financial statements. Interim results of operations are not necessarily indicative of results that may be expected for future interim periods or for the entire year ending December 31, 2017.

The Company evaluated and disclosed subsequent events through October 23, 2017, which represents the date as of which the financial statements were available to be issued.

Principles of Consolidation

The Interim Consolidated Financial Statements include the accounts of CURO and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of interim consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the periods reported. Some of the significant estimates that we have made in the accompanying Interim Consolidated Financial Statements include allowances for loan losses, certain assumptions related to goodwill and intangibles, accruals related to self-insurance, Credit Services Organization (“CSO”) guarantee liability and estimated tax liabilities. Actual results may differ from those estimates.

Nature of Operations

We are a growth-oriented, technology-enabled, highly-diversified consumer finance company serving a wide range of underbanked consumers in the United States, the United Kingdom and Canada.

Revenue Recognition

We offer a broad range of consumer finance products including Unsecured Installment Loans, Secured Installment Loans, Open-End Loans and Single-Pay Loans. Revenue in the consolidated statements of income includes: interest income, finance charges, CSO fees, late fees and non-sufficient funds fees as permitted by applicable laws and pursuant to the agreement with the customer. Product offerings differ by jurisdiction and are

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

governed by the laws in each separate jurisdiction. Installment Loans include Secured Installment Loans and Unsecured Installment Loans. These loans are fully amortizing, with a fixed payment amount, which includes principal and accrued interest, due each period during the term of the loan. The loan terms for Installment Loans can range up to 48 months depending on state regulations. We record revenue from Installment Loans on a simple-interest basis. Accrued interest and fees are included in gross loans receivable in the Interim Consolidated Balance Sheets. CSO fees are recognized ratably over the term of the loan.

Open-End Loans function much like a revolving line-of-credit, whereby the periodic payment is a set percentage of the customer’s outstanding loan balance, and there is no defined loan term. We record revenue from Open-End Loans on a simple interest basis. Accrued interest and fees are included in gross loans receivable in the Interim Consolidated Balance Sheets.

Single-Pay Loans are primarily unsecured, short-term, small denomination loans, with a very small portion being auto title loans, which allow a customer to obtain a loan using their car as collateral. Revenues from Single-Pay Loan products are recognized each period on a constant-yield basis ratably over the term of each loan. We defer recognition of the unearned fees we expect to collect based on the remaining term of the loan at the end of each reporting period.

Check cashing fees, money order fees and other fees from ancillary products and services are generally recognized at the point-of-sale when the transaction is completed. We also earn revenue from the sale of credit protection insurance in the Canadian market. Insurance revenues are recognized ratably over the term of the loan.

Current and Past-Due Loans Receivable

We classify our loans receivable as either current or past-due. Single-Pay and Open-End Loans are considered past-due when a customer misses a scheduled payment and charged-off to the allowance for loan losses. The charge-off of Unsecured Installment and Secured Installment Loans was impacted by a change in accounting estimate in the first quarter of 2017.

Effective January 1, 2017, we modified the timeframe in which Installment Loans are charged-off and made related refinements to our loss provisioning methodology. Prior to January 1, 2017, we deemed all loans uncollectible and charged-off when a customer missed a scheduled payment and the loan was considered past-due. Because of the Company’s continuing shift from Single-Pay to Installment Loan products and our analysis of payment patterns on early-stage versus late-stage delinquencies, we have revised our estimates and now consider Installment Loans uncollectible when the loan has been past-due for 90 consecutive days. Consequently, past-due Installment Loans remain in loans receivable, with disclosure of past-due balances, for 90 days before being charged-off against the allowance for loan losses. We evaluate the adequacy of the allowance for loan losses compared to the related gross receivables balances that include accrued interest.

In the income statement, the provision for losses for Installment Loans is based on an assessment of the cumulative net losses inherent in the underlying loan portfolios, by vintage, and several other quantitative and qualitative factors. The resulting loss provision rate is applied to loan originations to determine the provision for losses. In addition to improving estimated collectability and loss recognition for Installment Loans, we also believe these refinements are better aligned with industry comparisons and practices.

The aforementioned change is treated as a change in accounting estimate. In accordance with Accounting Standards Codification 250 which addresses a change in accounting estimate, the change is being applied prospectively and is effective January 1, 2017. As a result, some credit quality metrics in 2017 may not be comparable to historical periods. Throughout the remainder of this report, the change in estimate is referred to as “Q1 Loss Recognition Change.”

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Installment Loans generally are considered past-due when a customer misses a scheduled payment. Loans zero to 90 days past-due are disclosed and included in gross loans receivable. The Company accrues interest on past-due loans until charged off. The amount of the resulting charge-off includes unpaid principal, accrued interest and any uncollected fees, if applicable. Consequently, net loss rates that include accrued interest will be higher than under the methodology applied prior to January 1, 2017.

The result of this change in estimate resulted in an approximately $45.6 million of Installment Loans at June 30, 2017 that remained on our balance sheet that were between 1 and 90 days delinquent, as compared to none in the prior year period. Additionally, the installment allowance for loan losses as of June 30, 2017 of $60.6 million includes an estimated allowance of $28.4 million for the Installment Loans between 1 and 90 days delinquent, as compared to none in the prior year period.

For Single-Pay and Open-End Loans, past-due loans are charged-off upon payment default and do not return to current for any subsequent payment activity. For Installment Loans, customers with payment delinquency of 90 consecutive days are charged off. Charged-off loans are never returned to current or performing and all subsequent activity is accounted for within recoveries in the Allowance for loan losses. If a past-due Installment Loan customer makes payments sufficient to bring the account current for principal plus all accrued interest or fees pursuant to the original terms of the loan contract before becoming 90 consecutive days past due, the underlying loan balance returns to classification as current. Modifications to the original term of the loan agreement would not result in a loan returning to current classification and only loan customers that are current are eligible for refinancing.

Depending upon underlying state or provincial regulations, a borrower may be eligible for more than one outstanding loan.

Allowance for Loan Losses

The allowance for loan losses is primarily based on back-testing of subsequent collections history by product and cumulative aggregate net losses by product and by vintage. We do not specifically reserve for any individual loan but rather segregate loans into separate pools based upon loan portfolios containing similar risk characteristics. Additional quantitative factors, such as current default trends, past-due account roll rates and changes to underwriting and portfolio mix are also considered in evaluating the adequacy of the allowance and current provision rates. Qualitative factors such as the impact of new loan products, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions impact management’s judgment on the overall adequacy of the allowance for loan losses.

In addition to the effect on Unsecured and Secured Installment provision rates and loan balances, the Q1 Loss Recognition Change affected comparability of activity in the related allowance for loan losses. Specifically, no Unsecured or Secured Installment Loans were charged-off to the allowance for loan losses in the first quarter of 2017 because charge-off effectively occurs on day 91 under the revised methodology and no affected loans originated during the first quarter reached day 91 until April 2017. Actual charge-offs and recoveries on defaulted/charged-off loans from the first quarter of 2017 will affect the allowance for loan losses in prospective periods. But, as discussed previously, the related net losses were recognized in the Interim Consolidated Statement of Income during the three and six months ended June 30, 2017 by applying expected net loss provision rates to the related loan originations.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Credit Services Organization

Through our CSO programs, we act as a credit services organization/credit access business on behalf of customers in accordance with applicable state laws. We currently offer loans through CSO programs in stores and online in the state of Texas and online in the state of Ohio. In Texas we offer Unsecured Installment Loans and Secured Installment Loans with a maximum term of 180 days. In Ohio we offer an Unsecured Installment Loan product with a maximum term of 18 months. As a CSO we earn revenue by charging the customer a fee (the “CSO fee”) for arranging an unrelated third-party to make a loan to that customer. When a customer executes an agreement with us under our CSO programs, we agree, for a CSO fee payable to us by the customer, to provide certain services to the customer, one of which is to guarantee the customer’s obligation to repay the loan the customer receives from the third-party lender. CSO fees are calculated based on the amount of the customer’s loan. For CSO loans, each lender is responsible for providing the criteria by which the customer’s application is underwritten and, if approved, determining the amount of the customer loan. We in turn are responsible for assessing whether or not we will guarantee the loan. This guarantee represents an obligation to purchase specific loans if they go into default.

As of June 30, 2017, the maximum amount payable under all such guarantees was $52.7 million, compared to $59.6 million at December 31, 2016. Should we be required to pay any portion of the total amount of the loans we have guaranteed, we will attempt to recover the amount we pay from the customers. We hold no collateral in respect of the guarantees. The initial measurement of this guarantee liability is recorded at fair value and reported in the Credit services organization guarantee liability line in our Consolidated Balance Sheets. The fair value of the guarantee is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, and historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Our guarantee liability was $15.6 million and $17.1 million at June 30, 2017 and December 31, 2016, respectively. Changes in the fair value of the guarantee liability are recognized through the provision for losses.

CSO fees are calculated based on the amount of the customer’s loan. We comply with the applicable jurisdiction’s Credit Services Organization Act or a similar statue. These laws generally define the services that we can provide to consumers and require us to provide a contract to the customer outlining our services and the cost of those services to the customer. For services we provide under our CSO programs we receive cash from customers on their scheduled loan repayment due dates. The CSO fee is earned ratably over the term of the loan as the customers make payments. If a loan is paid off early, no additional CSO fees are due or collected. The maximum CSO loan term is six months and 18 months in Texas and Ohio, respectively. During the year ended December 31, 2016 and the six months ended June 30, 2017, approximately 53.2% and 58.4%, respectively, of Unsecured Installment Loans, and 62.5% and 58.8%, respectively, of Secured Installment Loans originated under CSO programs were paid off prior to the original maturity date.

Since CSO loans are made by a third-party lender, we do not include them in our Consolidated Balance Sheets as loans receivable. CSO fees receivable are included in “Prepaid expense and other” in our Consolidated Balance Sheets. We receive cash from customers for these fees on their scheduled loan repayment due dates.

Recently Adopted Accounting Pronouncements

In October 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-17, “Consolidation (Topic 810): Interests Held Through Related Parties that are Under Common Control” (“ASU 2016-17”). The amendments affect the evaluation of whether to consolidate a Variable Interest Entity (“VIE”) in certain

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

situations involving entities under common control. Specifically, the amendments change the evaluation of whether an entity is the primary beneficiary of a VIE for an entity that is a single decision maker of a variable interest by changing how an entity treats indirect interests in the VIE held through related parties that are under common control with the reporting entity. The guidance in ASU 2016-17 must be applied retrospectively to all relevant periods. ASU 2016-17 will be effective for us beginning January 1, 2017. The adoption of this ASU did not have a material effect on our Consolidated Financial Statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The amendments in ASU 2016-09 simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for us beginning January 1, 2017, with early adoption permitted. The adoption of this ASU did not have a material effect on our Consolidated Financial Statements.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”), which requires an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and eliminates the requirement to retrospectively account for those adjustments. The new standard became effective for us on January 1, 2017. Early adoption is permitted. The amendments in this update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this update. The adoption of this ASU did not have a material effect on our Consolidated Financial Statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) (“ASU 2014-15”) , which provides new guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements and is intended to enhance the timeliness, clarity and consistency of disclosure concerning such uncertainties. The new guidance requires management to perform assessments, on an interim and annual basis, of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s interim or annual financial statements, as applicable. In addition, entities must provide certain disclosures if there is substantial doubt about the entity’s ability to continue as a going concern. The guidance is effective for periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of ASU 2014-15 did not have a material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). Under modification accounting, all entities are required to re-value its equity awards each time there is a modification to the terms of the awards. The provisions in ASU 2017-09 provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to account for the effects of a modification unless certain conditions are met. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. We are currently assessing the impact the adoption of ASU 2017-09 will have on our consolidated financial statements and footnote disclosures.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The amendments in ASU 2017-04 simplified the goodwill impairment test by eliminating Step 2 of the test which requires an entity to compute the implied fair value of goodwill. Instead, an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, and is limited to the amount of total goodwill allocated to that reporting unit. Under this ASU, an entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The provisions of ASU 2017-04 are effective for an entity’s annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2020. We are currently assessing the impact the adoption of ASU 2017-04 will have on our consolidated financial statements and footnote disclosures.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the definition of a Business (“ASU 2017-01”). The amendments in ASU 2017-01 narrow the definition of a business and provide a framework that gives an entity a basis for making reasonable judgments about whether a transaction involves an asset or a business and provide a screen to determine when a set (an integrated set of assets and activities) is not a business. The screen requires a determination that when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. The amendments provide a framework to assist entities in evaluating whether both an input and a substantive process are present. ASU 2017-01 will be effective for us beginning January 1, 2019, and interim periods within annual periods beginning after January 1, 2020. Early adoption is permitted. We are currently assessing the impact the adoption of ASU 2017-01 will have on our consolidated financial statements and footnote disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) (“ASU 2016-15”). The amendments in ASU 2016-15 provide guidance on eight specific cash flow issues, including debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, distributions received from equity method investees and beneficial interests in securitization transactions. ASU 2016-15 will be effective for us beginning January 1, 2019. Early adoption is permitted, including adoption in an interim period. We are assessing the potential impact this ASU will have on our statement of cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). This ASU modifies the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 will be effective for us beginning January 1, 2021. We are currently evaluating the impact this ASU will have on our Consolidated Financial Statements.

In February 2016, the FASB issued its new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (i) a lease liability, which is a lessee’s obligation to make lease payment arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged and lessees will no longer be provided with a source of off-balance sheet financing. This ASU is effective for us beginning on January 1, 2020. Early adoption is permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. We are currently evaluating the impact this ASU will have on our Consolidated Financial Statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”) which requires (i) equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, (ii) public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and (iii) separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables). This amendment eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. This amendment is effective for us beginning on January 1, 2019. We are currently evaluating the impact this ASU will have on our Consolidated Financial Statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This amendment eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The new standard becomes effective for us on January 1, 2018. We do not expect that the adoption of this amendment will have a material impact on our Consolidated Financial Statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) (“ASU 2015-14”), which deferred the effect date of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to annual reporting periods beginning after December 15, 2018 for entities other than public business entities, certain not-for-profit entities, and certain employee benefit plans. In May 2014, the FASB issued ASU 2014-09 which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The guidance is effective for us beginning January 1, 2019. We have not yet determined the potential effects on the Consolidated Financial Statements, if any.

NOTE 2—PREPAID EXPENSES AND OTHER

Prepaid expenses and other current assets were as follows:

(in thousands)	June 30, 2017	December 31, 2016
Settlements due from third-party lenders	$16,456	$18,576
Fees receivable for third-party loans	10,017	9,181
Prepaid expenses	6,963	5,892
Other current assets	2,859	5,599

Total	$36,295	$39,248

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

NOTE 3—PROPERTY AND EQUIPMENT

The classification of property and equipment is as follows:

(in thousands)	June 30, 2017	December 31, 2016
Leasehold improvements	$123,830	$122,419
Furniture, fixtures and equipment	38,195	35,060

Property and equipment, gross	162,025	157,479
Accumulated depreciation	(70,160)	(61,583)

Property and equipment, net	$91,865	$95,896

Depreciation expense was $4.1 million and $4.4 million for the three months ended June 30, 2017 and June 30 2016, respectively. Depreciation expense was $8.2 million and $8.1 million for the six months ended June 30, 2017 and June 30 2016, respectively.

NOTE 4—GOODWILL AND INTANGIBLES

The change in the carrying amount of goodwill, by operating segment for the first six months of 2017 was as follows:

(in thousands)	U.S.	U.K.	Canada	Total
Balance as of December 31, 2016	$91,131	$21,882	$28,541	$141,554
Foreign currency translation	—	1,087	1,131	2,218

Balance as of June 30, 2017	$91,131	$22,969	$29,672	$143,772

Identifiable intangible assets consisted of the following:

	June 30, 2017		December 31, 2016
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trade name	$26,076	$(13)	$25,046	$(12)
Customer relationships	27,182	(24,936)	26,411	(23,603)
Computer software	17,190	(14,129)	16,429	(13,370)
Provincial licenses	387	(387)	372	(372)
Franchise agreements	309	(309)	298	(298)
Positive leasehold interest	15	(15)	15	(15)

Balance, end of year	$71,159	$(39,789)	$68,571	$(37,670)

Our identifiable intangible assets are amortized using the straight-line method over the estimated remaining useful lives, except for the Wage Day and Cash Money trade name intangible assets, which were determined to have indefinite lives and are not amortized. The estimated useful lives for our other intangible assets range from 1 to 8 years. Aggregate amortization expense related to identifiable intangible assets was $0.6 million and $1.1 million for the three months ended June 30, 2017 and 2016, respectively. Aggregate amortization expense related to identifiable intangible assets was $1.2 million and $2.2 million for the six months ended June 30, 2017 and 2016, respectively.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

The following table outlines the estimated future amortization expense related to intangible assets held at June 30, 2017:

(in thousands)	Year Ending December 31,
2017 (Excluding the first six months of 2017)	$1,161
2018	2,148
2019	1,403
2020	183
2021	30

NOTE 5—VARIABLE INTEREST ENTITIES

In 2016, we closed a facility whereby certain loan receivables were sold to wholly owned, bankruptcy-remote special purpose subsidiaries (VIEs) and additional debt was incurred through the ABL facility and the Non-Recourse U.S. SPV facility (See Note 11— Long-Term Debt for further discussion) that was collaterized by these underlying loan receivables.

We have evaluated the VIEs for consolidation and we determined that we are the primary beneficiary of the VIEs and are required to consolidate them. The assets and liabilities related to the VIEs are included in our consolidated financial statements and are accounted for as secured borrowings. We parenthetically disclose on our consolidated balance sheets the VIEs’ assets that can only be used to settle the VIEs’ obligations and the VIEs’ liabilities if the VIEs’ creditors have no recourse against our general credit. The carrying amounts of consolidated VIEs’ assets and liabilities associated with our special purpose subsidiaries were as follows:

(in thousands)	June 30, 2017	December 31, 2016
Assets
Restricted cash	$7,336	$2,770
Loans receivable less allowance for loan losses	127,338	108,065

Total Assets	$134,674	$110,835

Liabilities
Accounts payable and accrued liabilities	$19	$—
Accrued interest	1,017	775
Long-term debt	102,984	63,054

Total Liabilities	$104,020	$63,829

NOTE 6—RESTRICTED CASH

At June 30, 2017 and December 31, 2016 we had $21.6 million and $23.8 million, respectively, on deposit in collateral accounts with financial institutions. At June 30, 2017, approximately $5.1 million and $16.5 million were included as a component of Restricted cash and Prepaid expenses and other, respectively, in our Interim Consolidated Balance Sheets. At December 31, 2016, approximately $5.1 million and $18.7 million were included as a component of Restricted cash and Prepaid expenses and other, respectively, in our Consolidated Balance Sheets.

As a result of the loan facilities that commenced in December 2016 and are disclosed in Note 5—Variable Interest Entities, $7.3 million and $2.8 million were included as Restricted cash of consolidated VIEs in our Consolidated Balance Sheets at June 30, 2017 and December 31, 2016, respectively.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

NOTE 7—LOANS RECEIVABLE AND REVENUE

Unsecured and Secured Installment revenue includes interest income and non-sufficient-funds or returned-items fees on late or defaulted payments on past-due loans (to which we refer collectively in this prospectus as “late fees”). Late fees comprise less than one-half of one percent of Installment revenues.

Open-End revenues include interest income on outstanding revolving balances and other usage or maintenance fees as permitted by underlying statutes.

Single-Pay revenues represent deferred presentment or other fees as defined by the underlying state, provincial or national regulations.

The following table summarizes revenue by product for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2017	2016	2017	2016
Unsecured Installment	$105,149	$72,188	$214,580	$151,022
Secured Installment	23,173	19,003	46,842	40,426
Open-End	15,805	15,817	33,712	33,213
Single-Pay	63,241	78,237	127,031	153,623
Ancillary	9,576	9,062	19,359	18,484

Total revenue	$216,944	$194,307	$441,524	$396,768

Loans receivable consisted of the following:

	June 30, 2017
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Total
Current loans receivable	$91,230	$122,541	$64,195	$26,771	$304,737
Delinquent loans receivable	—	33,534	12,091	—	45,625

Total loans receivable	91,230	156,075	76,286	26,771	350,362
Less: allowance for losses	(5,313)	(41,406)	(19,196)	(4,523)	(70,438)

Loans receivable, net	$85,917	$114,669	$57,090	$22,248	$279,924

The following table summarizes delinquent loans receivable by product for the periods indicated.

	June 30, 2017
(dollars in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Total
Delinquent loans receivable
0-30 days past due	$—	$15,263	$6,577	$—	$21,840
31-60 days past due	—	8,838	2,869	—	11,707
61-90 days past due	—	9,433	2,645	—	12,078

Total delinquent loans receivable	$—	$33,534	$12,091	$—	$45,625

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

	December 31, 2016
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Total
Current loans receivable	$90,487	$102,090	$63,157	$30,462	$286,196
Delinquent loans receivable	—	—	—	—	—

Total loans receivable	90,487	102,090	63,157	30,462	286,196
Less: allowance for losses	(5,501)	(17,775)	(10,737)	(5,179)	(39,192)

Loans receivable, net	$84,986	$84,315	$52,420	$25,283	$247,004

Prior to January 1, 2017, we deemed all loans uncollectible and charged-off when a customer missed a scheduled payment and the loan was considered past-due. See Note 1 for a discussion of the Q1 Loss Recognition Change. The Q1 Loss Recognition Change added an average of $26.3 million and $8.2 million of Unsecured and Secured Installment past-due principal balances, respectively, that would not have been recognized prior to January 1, 2017 since loans were previously charged off when a scheduled payment was missed. Using current Unsecured and Secured loss provision rates as a percentage of gross combined loans receivable, this change added approximately $4.1 million to the provision for losses.

Loans guaranteed by us under our CSO programs:

(in thousands)	June 30, 2017	December 31, 2016
Current loans receivable guaranteed by the Company	$53,337	$68,033
Delinquent loans receivable guaranteed by the Company	8,744	—

Total loans receivable guaranteed by the Company	62,081	68,033

Less: CSO guarantee liability	(15,582)	(17,052)
Loans receivable guaranteed by the Company, net	$46,499	$50,981

The following table summarizes delinquent loans by product that are guaranteed by us under our CSO programs.

	June 30, 2017
(dollars in thousands)	Installment Unsecured	Installment Secured	Total
Delinquent loans receivable
0-30 days past due	$7,498	$479	$7,977
31-60 days past due	499	52	551
61-90 days past due	208	8	216

Total delinquent loans receivable	$8,205	$539	$8,744

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Summary of the activity in the allowance for loan losses during the three months ended June 30, 2017:

	Three Months Ended June 30, 2017
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$4,719	$42,040	$20,270	$4,572	$—	$71,601
Charge-offs	(44,020)	(24,574)	(6,941)	(8,447)	(1,261)	(85,243)
Recoveries	30,190	5,716	1,787	4,104	777	42,574

Net charge-offs	(13,830)	(18,858)	(5,154)	(4,343)	(484)	(42,669)
Provision for losses	14,284	17,845	4,081	4,298	484	40,992
Effect of foreign currency translation	140	379	(1)	(4)	—	514

Balance, end of period	$5,313	$41,406	$19,196	$4,523	$—	$70,438

Allowance for loan losses as a percentage of gross loan receivables	5.8%	26.5%	25.2%	16.9%	N/A	20.1%

Summary of activity in the CSO guarantee liability during the three months ended June 30, 2017:

	Three Months Ended June 30, 2017
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Total
Balance, beginning of period	$14	$18,482	$1,287	$19,783
Charge-offs	(373)	(33,166)	(2,141)	(35,680)
Recoveries	354	5,857	814	7,025

Net charge-offs	(19)	(27,309)	(1,327)	(28,655)
Provision for losses	5	23,575	874	24,454

Balance, end of period	$—	$14,748	$834	$15,582

Summary of activity in the allowance for loan losses and the CSO guarantee liability, in total, during the three months ended June 30, 2017:

	Three Months Ended June 30, 2017
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$4,733	$60,522	$21,557	$4,572	$—	$91,384
Charge-offs	(44,393)	(57,740)	(9,082)	(8,447)	(1,261)	(120,923)
Recoveries	30,544	11,573	2,601	4,104	777	49,599

Net charge-offs	(13,849)	(46,167)	(6,481)	(4,343)	(484)	(71,324)
Provision for losses	14,289	41,420	4,955	4,298	484	65,446
Effect of foreign currency translation	140	379	(1)	(4)	—	514

Balance, end of period	$5,313	$56,154	$20,030	$4,523	$—	$86,020

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Summary of the activity in the allowance for loan losses during the three months ended June 30, 2016:

	Three Months Ended June 30, 2016
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$6,713	$10,140	$8,883	$4,521	$—	$30,257
Charge-offs	(53,667)	(35,421)	(34,537)	(20,174)	(1,394)	(145,193)
Recoveries	35,540	26,873	30,258	14,736	895	108,302

Net charge-offs	(18,127)	(8,548)	(4,279)	(5,438)	(499)	(36,891)
Provision for losses	17,467	8,878	4,213	5,736	499	36,793
Effect of foreign currency translation	576	(176)	—	—	—	400

Balance, end of period	$6,629	$10,294	$8,817	$4,819	$—	$30,559

Allowance for loan losses as a percentage of gross loan receivables	6.9%	17.6%	17.0%	17.9%	N/A	13.1%

Summary of activity in the CSO guarantee liability during the three months ended June 30, 2016:

	Three Months Ended June 30, 2016
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Total
Balance, beginning of period	$258	$12,142	$1,164	$13,564
Charge-offs	(2,334)	(37,066)	(3,448)	(42,848)
Recoveries	544	19,371	2,684	22,599

Net charge-offs	(1,790)	(17,695)	(764)	(20,249)
Provision for losses	2,093	18,440	703	21,236

Balance, end of period	$561	$12,887	$1,103	$14,551

Summary of activity in the allowance for loan losses and the CSO guarantee liability, in total, during the three months ended June 30, 2016:

	Three Months Ended June 30, 2016
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$6,971	$22,282	$10,047	$4,521	$—	$43,821
Charge-offs	(56,001)	(72,487)	(37,985)	(20,174)	(1,394)	(188,041)
Recoveries	36,084	46,244	32,942	14,736	895	130,901

Net charge-offs	(19,917)	(26,243)	(5,043)	(5,438)	(499)	(57,140)
Provision for losses	19,560	27,318	4,916	5,736	499	58,029
Effect of foreign currency translation	576	(176)	—	—	—	400

Balance, end of period	$7,190	$23,181	$9,920	$4,819	$—	$45,110

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Summary of the activity in the allowance for loan losses during the six months ended June 30, 2017:

	Six Months Ended June 30, 2017
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$5,501	$17,775	$10,737	$5,179	$—	$39,192
Charge-offs	(88,905)	(24,574)	(6,941)	(17,676)	(2,400)	(140,496)
Recoveries	63,341	10,634	4,815	9,457	1,529	89,776

Net charge-offs	(25,564)	(13,940)	(2,126)	(8,219)	(871)	(50,720)
Provision for losses	25,178	37,154	10,585	7,563	871	81,351
Effect of foreign currency translation	198	417	—	—	—	615

Balance, end of period	$5,313	$41,406	$19,196	$4,523	$—	$70,438

Allowance for loan losses as a percentage of gross loan receivables	5.8%	26.5%	25.2%	16.9%	N/A	20.1%

Summary of activity in the CSO guarantee liability during the six months ended June 30, 2017:

	Six Months Ended June 30, 2017
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Total
Balance, beginning of period	$274	$15,630	$1,148	$17,052
Charge-offs	(1,886)	(61,122)	(5,303)	(68,311)
Recoveries	1,102	16,725	3,183	21,010

Net charge-offs	(784)	(44,397)	(2,120)	(47,301)
Provision for losses	510	43,515	1,806	45,831

Balance, end of period	$—	$14,748	$834	$15,582

Summary of activity in the allowance for loan losses and the CSO guarantee liability, in total, during the six months ended June 30, 2017:

	Six Months Ended June 30, 2017
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$5,775	$33,405	$11,885	$5,179	$—	$56,244
Charge-offs	(90,791)	(85,696)	(12,244)	(17,676)	(2,400)	(208,807)
Recoveries	64,443	27,359	7,998	9,457	1,529	110,786

Net charge-offs	(26,348)	(58,337)	(4,246)	(8,219)	(871)	(98,021)
Provision for losses	25,688	80,669	12,391	7,563	871	127,182
Effect of foreign currency translation	198	417	—	—	—	615

Balance, end of period	$5,313	$56,154	$20,030	$4,523	$—	$86,020

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Summary of the activity in the allowance for loan losses during the six months ended June 30, 2016:

	Six Months Ended June 30, 2016
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$8,313	$10,604	$9,209	$4,823	$—	$32,949
Charge-offs	(110,269)	(72,196)	(66,582)	(41,608)	(2,788)	(293,443)
Recoveries	76,369	56,830	60,669	31,099	1,758	226,725

Net charge-offs	(33,900)	(15,366)	(5,913)	(10,509)	(1,030)	(66,718)
Provision for losses	31,478	15,242	5,521	10,505	1,030	63,776
Effect of foreign currency translation	738	(186)	—	—	—	552

Balance, end of period	$6,629	$10,294	$8,817	$4,819	$—	$30,559

Allowance for loan losses as a percentage of gross loan receivables	6.9%	17.6%	17.0%	17.9%	N/A	13.1%

Summary of activity in the CSO guarantee liability during the six months ended June 30, 2016:

	Six Months Ended June 30, 2016
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Total
Balance, beginning of period	$334	$15,910	$1,507	$17,751
Charge-offs	(3,936)	(78,690)	(7,999)	(90,625)
Recoveries	978	43,196	6,749	50,923

Net charge-offs	(2,958)	(35,494)	(1,250)	(39,702)
Provision for losses	3,185	32,471	846	36,502

Balance, end of period	$561	$12,887	$1,103	$14,551

Summary of activity in the allowance for loan losses and the CSO guarantee liability, in total, during the six months ended June 30, 2016:

	Six Months Ended June 30, 2016
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$8,647	$26,514	$10,716	$4,823	$—	$50,700
Charge-offs	(114,205)	(150,886)	(74,581)	(41,608)	(2,788)	(384,068)
Recoveries	77,347	100,026	67,418	31,099	1,758	277,648

Net charge-offs	(36,858)	(50,860)	(7,163)	(10,509)	(1,030)	(106,420)
Provision for losses	34,663	47,713	6,367	10,505	1,030	100,278
Effect of foreign currency translation	738	(186)	—	—	—	552

Balance, end of period	$7,190	$23,181	$9,920	$4,819	$—	$45,110

NOTE 8—CREDIT SERVICES ORGANIZATION

The CSO fee receivable amounts under our CSO programs were $10.0 million and $9.2 million at June 30, 2017 and December 31, 2016, respectively. As noted, we bear the risk of loss through our guarantee to purchase any defaulted customer loans from the lenders. The terms of these loans range from six to eighteen months. This guarantee represents an obligation to purchase specific loans that go into default. (See Note 1 for a description of

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

our accounting policies.) As of June 30, 2017 and December 31, 2016, the maximum amount payable under all such guarantees was $52.7 million and $59.6 million, respectively. Should we be required to pay any portion of the total amount of the loans we have guaranteed, we will attempt to recover the amount we pay from the customers. We hold no collateral in respect of the guarantees. The initial measurement of this guarantee liability is recorded at fair value and reported in the Credit services organization guarantee liability line in our Consolidated Balance Sheets. The fair value of the guarantee is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, and historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Our guarantee liability was $15.6 million and $17.1 million at June 30, 2017 and December 31, 2016, respectively.

We have placed $16.5 million and $18.7 million in collateral accounts for the lenders at June 30, 2017 and December 31, 2016, respectively, which is reported in Prepaid expenses and other in the Interim Consolidated Balance Sheets. The balances required to be maintained in these collateral accounts vary based upon lender, but are typically based on a percentage of the outstanding loan balances held by the lender. The percentage of outstanding loan balances required for collateral is defined within the terms agreed to between us and each such lender.

NOTE 9—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were are follows:

(in thousands)	June 30, 2017	December 31, 2016
Trade accounts payable	$16,807	$18,588
Money orders payable	6,354	7,356
Accrued taxes, other than income taxes	369	447
Accrued payroll and fringe benefits	17,030	14,621
Reserve for store closure costs	372	1,258
Other accrued liabilities	388	393

Total	$41,320	$42,663

NOTE 10—RESTRUCTURING COSTS

During the first quarter of 2016 we closed six stores in Texas. These stores were all underperforming stores that were acquired as part of The Money Box acquisition. Our results for the six months ended June 30, 2016 included $1.1 million of charges related to these store closures primarily consisting of certain lease obligations and the write-down and loss on the disposal of fixed assets. We also determined that we were unable to reopen one store in Missouri that was damaged by a fire. In December 2015, we closed ten store locations in the United Kingdom as part of an overall plan to reduce operating losses in the wake of ongoing regulatory and market changes in the United Kingdom. Our results for the six months ended June 30, 2016 include $0.4 million of charges related to these store closures primarily consisting of lease obligations.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Impairments and store closure costs for the three and six months ended June 30, 2016 were as follows:

(in thousands)	Three Months Ended June 30, 2016	Six Months Ended June 30, 2016
Lease obligations and related costs	$186	$863
Write-down and loss on disposal of fixed assets	—	618

Ending balance	$186	$1,481

Activity for the closed store reserve for the six months ended June 30, 2017 was as follows:

(in thousands)	Six Months Ended June 30, 2017
Beginning balance—January 1, 2017	$1,258
Additions and adjustments	—
Payments and write-downs	(886)

Ending balance—June 30, 2017	$372

Closed store reserves of $0.4 million are included in the “Accounts payable and accrued liabilities” line item on the accompanying Interim Consolidated Balance Sheets at June 30, 2017.

NOTE 11—LONG-TERM DEBT

Long-term debt consisted of the following:

(in thousands)	June 30, 2017	December 31, 2016
February 2017 senior secured notes (due 2022)	$448,789	$—
May 2011 senior secured notes (due 2018)	—	223,164
May 2012 senior secured notes (due 2018)	—	89,734
February 2013 senior secured notes (due 2018)	—	101,184
February 2013 cash pay notes (due 2017)	—	124,365
Non-Recourse U.S. SPV Facility	102,984	63,054
ABL Facility	—	23,406

Total long-term debt, including current portion	551,773	624,907
Less: current maturities of long-term debt	—	147,771

Long-term debt	$551,773	$477,136

Senior Secured Note

On February 15, 2017 CURO Financial Technologies Corp. (“CFTC”), a subsidiary of CURO, issued $470.0 million 12.00% Senior Secured Notes due March 1, 2022. Interest on the notes is payable semiannually, in arrears, on March 1 and September 1 of each year, beginning on September 1, 2017. The proceeds from the Notes were used, together with available cash, to (i) redeem the outstanding 10.75% Senior Secured Notes due 2018 of our wholly-owned subsidiary, CURO Intermediate, (ii) redeem the outstanding 12.00% Senior Cash Pay Notes due 2017, and (iii) pay fees, expenses, premiums and accrued interest in connection with the offering. Consequently, we received a $130.1 million dividend from CFTC in February 2017 to fund the redemption of the 12.00% Senior Cash Pay Notes. The extinguishment of the 10.75% Senior Secured Notes and the 12.00% Senior Cash Pay Notes resulted in a pretax loss of $12.5 million for the six months ended June 30, 2017.

In connection with this debt issuance we capitalized financing costs of approximately $14.0 million, the balance of which are included in the Interim Consolidated Balance Sheets as a component of “Long-term debt,” and are being amortized over the term of the Senior Secured Notes and included as a component of interest expense.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Ranking and Guarantees

The 12% Senior Secured Notes (the Notes) due 2022 rank senior in right of payment to all of our and our guarantor entities’ existing and future subordinated indebtedness and equal in right of payment with all our and our guarantor entities’ existing and future senior indebtedness of the Company, including borrowings under our revolving credit facilities. Pursuant to our Intercreditor Agreement, the Notes and the guarantees will be effectively subordinated to our credit facilities and certain other indebtedness to the extent of the value of the assets securing such indebtedness and to liabilities of our subsidiaries that are not guarantors.

The Notes are secured by liens on substantially all of our and the guarantors’ assets, subject to certain exceptions. On or after March 1, 2019, we may redeem some or all of the Notes at a premium that will decrease over time, plus accrued and unpaid interest, if any to the applicable date of redemption. Prior to March 1, 2019, we will be able to redeem up to 40% of the Notes at a redemption price of 112.000% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to the redemption date with the net cash proceeds of certain equity offerings. Prior to March 1, 2019, subject to certain terms and conditions, we will also be able to redeem the Notes at a redemption price of 100% of the principal amount of the Notes redeemed, plus the applicable premium and any accrued and unpaid interest to the redemption date.

Subordinated Shareholder Debt

As part of the acquisition of Cash Money in 2011, we issued an Escrow Note to the Seller which provided us indemnification for certain claims. This note bears interest at 10.0% per annum, and quarterly interest payments are due until the note matures in May 2019. The balance of this note at June 30, 2017 and December 31, 2016 was $2.4 million and $2.2 million, respectively.

Non-Recourse U.S. SPV Facility

On November 17, 2016, CURO Receivables Finance I, LLC, a Delaware limited liability company (the “SPV Borrower”) and a wholly-owned subsidiary, entered into a five-year revolving credit facility with Victory Park Management, LLC and certain other lenders that provides for an $80.0 million term loan and $45.0 million of initial revolving borrowing capacity, with the ability to expand such revolving borrowing capacity over time and an automatic expansion to $70.0 million on the six month anniversary of the closing date, (our “Non-Recourse U.S. SPV Facility”). Our Non-Recourse U.S. SPV Facility is secured by a first lien against assets of the SPV Borrower, which is a special purpose vehicle holding certain receivables originated by the operating entities of Intermediate and CURO Receivables Holdings I, LLC, a Delaware limited liability company (“Holdings”) which is a holding company that owns the equity of the SPV Borrower. The lender advances to the SPV Borrower 80% of the principal balance of the eligible installment loans that we sell to the SPV Borrower, which serve as collateral for the lender. As customer loan payments come into the SPV Borrower, such payments are subjected to a conventional priority-of-payment waterfall provided the loan-to-value doesn’t exceed 80%. The loans will bear interest at an annual rate of up to 12.0% plus the greater of (x) 1.0% per annum and (y) the three-month LIBOR. The SPV Borrower also pays a 0.50% per annum commitment fee on the unused portion of the commitments. Revolving commitment terminations and voluntary prepayments of term loans made prior to the 30th month anniversary of the closing date are subject to a fee equal to 3.0% of the amount of revolving loans commitments terminated or term loans voluntarily prepaid. This facility matures in 2021.

ABL Facility

On November 17, 2016, CURO Intermediate entered into a six-month recourse credit facility with Victory Park Management, LLC and certain other lenders which provides for $25.0 million of borrowing capacity, (our “ABL Facility”). Our ABL Facility is secured by a first lien against our assets and the assets of CURO

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Intermediate and its domestic subsidiaries. The lender advances to CURO Intermediate 80% of the principal balance of the eligible installment loans held by CURO Intermediate and its guarantor subsidiaries. As customer loan payments come into CURO Intermediate and its guarantor subsidiaries, such payments are subjected to a conventional priority-of-payment waterfall provided the loan-to-value doesn’t exceed 80%. The loans will bear interest at an annual rate of up to 8.0% plus the greater of (x) 1.0% per annum and (y) the three-month LIBOR. The ABL Facility provides that CURO Intermediate pays a 0.50% per annum commitment fee on the unused portion of the commitments and a 4.0% per annum monitoring fee on the loans outstanding. Commitment terminations and voluntary prepayments of loans made prior to the 30th month anniversary of the closing date of the Non-Recourse U.S. SPV Facility are subject to a fee equal to 3.0% of the amount of revolving loan commitments terminated or loans voluntarily prepaid. This facility matured in May 2017 and was fully converted to the Non-Recourse U.S. SPV Facility.

NOTE 12—SHARE-BASED COMPENSATION

Share-based compensation expense for the three months ended June 30, 2017 and 2016 was $0.1 million and $0.2 million, respectively, and for the six months ended June 30, 2017 and 2016 was $0.2 million and $0.5 million, respectively and is included in the Interim Consolidated Statements of Income as a component of Corporate and District expenses.

The 2010 Equity Incentive Plan (the “Plan”) was originally approved by the Company’s shareholders in November 2010, and amended in December 2013. The Plan provides for the issuance of up to 60,000 shares, subject to certain adjustment provisions described in the Plan. The Plan provides for the granting of stock options, restricted stock, and stock grants. Awards may be granted to employees, consultants and directors of the Company. The Plan provides that shares of Class B common stock subject to awards granted become available for issuance if such awards expire, terminate, are canceled for any reason, or are forfeited by the recipient. Pursuant to the formation of CURO, all of the rights and obligations under the stock option agreements were transferred from CFTC. Thus, the outstanding and unexercised options now represent an option to purchase the same number of shares of common stock of CURO at the same exercise price and on the same terms and conditions as provided in the original option agreement. No awards may be granted after November 30, 2020.

During the first quarter of 2017, we granted an incremental 1,511 stock options at an exercise price of $319.08 per share. The options vest ratably over a three year period and are subject to limitations on transferability. We also granted an incremental 1,250 stock options at an exercise price of $319.08 per share. The options vest ratably over a five year period and are subject to limitations on transferability. The fair value of the options granted was calculated at each grant date using a Black-Scholes option-pricing model which assumed the following weighted average assumptions: expected volatility of 45.3%, expected term of 6.1 years, risk-free interest rate of 2.2%, and expected dividend yield of 0%.

As of June 30, 2017, there was $1.0 million of unrecognized compensation cost, net of estimated forfeitures, related to share-based awards, which will be recognized over a weighted-average period of 3.4 years.

NOTE 13—INCOME TAXES

Our effective tax rate was 39.6% and 37.9% for the three months ended June 30, 2017 and 2016, respectively. Our effective tax rate was 38.0% and 38.5% for the six months ended June 30, 2017 and 2016, respectively. As of June 30, 2017, the Company had not provided U.S. tax on its cumulative undistributed foreign earnings of $127.9 million. The Company intends to reinvest its foreign earnings indefinitely in its non-U.S. operations. If the earnings were distributed to the United States., the Company would be subject to estimated U.S. taxes of approximately $57.5 million. In the event the earnings were distributed to the United States, the Company would adjust its income tax provision for the period and would determine the amount of credit for foreign tax credit that would be available to reduce the U.S. tax liability.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

NOTE 14—FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We are required to use valuation techniques that are consistent with the market approach, income approach, and/or cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability based on market data obtained from independent sources, or unobservable, meaning those that reflect our own estimate about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. Accounting standards establish a three-level fair value hierarchy based upon the assumptions (inputs) used to price assets or liabilities. The hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair value are listed below.

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have access to at the measurement date.

Level 2—Inputs include quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs reflecting our own judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. We develop these inputs based on the best information available, including our own data.

Financial Assets and Liabilities Not Measured at Fair Value

The table below presents the assets and liabilities that were not measured at fair value at June 30, 2017.

		Estimated Fair Value
(in thousands)	Carrying Value June 30, 2017	Level 1	Level 2	Level 3	June 30, 2017
Financial assets:
Cash	$113,780	$113,780	$—	$—	$113,780
Restricted cash	12,429	12,429	—	—	12,429
Loans receivable, net	279,924	—	—	279,924	279,924
Investment	4,975	—	—	4,975	4,975
Financial liabilities:
Credit services organization guarantee liability	$15,582	$—	$—	$15,582	$15,582
February 2017 senior secured notes	448,789	492,913	—	—	492,913
Non-Recourse U.S. SPV facility	102,984	—	—	107,706	107,706

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

The table below presents the assets and liabilities that were not measured at fair value at December 31, 2016.

		Estimated Fair Value
(in thousands)	Carrying Value December 31, 2016	Level 1	Level 2	Level 3	December 31, 2016
Financial assets:
Cash	$193,525	$193,525	$—	$—	$193,525
Restricted cash	7,828	7,828	—	—	7,828
Loans receivable, net	247,004	—	—	247,004	247,004
Financial liabilities:
Credit services organization guarantee liability	$17,052	$—	$—	$17,052	$17,052
May 2011 senior secured notes	223,164	216,449	—	—	216,449
May 2012 senior secured notes	89,734	86,625	—	—	86,625
February 2013 senior secured notes	101,184	96,250	—	—	96,250
February 2013 cash pay notes	124,365	118,301	—	—	118,301
Non-Recourse U.S. SPV facility	63,054	—	—	68,311	68,311
ABL facility	23,406	—	—	23,406	23,406

Loans receivable are carried on the Interim Consolidated Balance Sheets net of the allowance for estimated loan losses, which is calculated primarily based upon models that backtest subsequent collections history for each type of loan product. The unobservable inputs used to calculate the carrying value include additional quantitative factors, such as current default trends and changes to the portfolio mix are also considered in evaluating the accuracy of the models; as well as additional qualitative factors such as the impact of new loan products, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Loans generally have terms ranging from 1 day to 42 months. The carrying value of loans receivable approximates the fair value.

In connection with our CSO programs, the accounting for which is discussed in detail in Note 1, we guarantee consumer loan payment obligations to unrelated third-party lenders for loans that we arrange for consumers on the third-party lenders’ behalf. The Company is required to purchase from the lender defaulted loans we have guaranteed. The estimated fair value of the guarantee liability related to CSO loans we have guaranteed was $15.6 million and $17.1 million as of June 30, 2017 and December 31, 2016, respectively. The initial measurement of this guarantee liability is recorded at fair value using Level 3 inputs with subsequent measurement of the liability measured as a contingent loss. The unobservable inputs used to calculate fair value include the nature of the loan products, the creditworthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions.

The fair value of our Senior Secured Notes and Cash Pay Notes was based on broker quotations. The fair values of the Non-Recourse U.S. SPV facility and the ABL facility were based on the cash needed for final settlement.

Derivative Financial Instrument

We had a cash flow hedge in which the hedging instrument is a forward extra to sell GBP 4,800,000 that expired in May 2017. We have performed an assessment that determined that all critical terms of the hedging instrument and the hedged transaction match and as such have qualitatively concluded that changes in the

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

hedge’s intrinsic value will completely offset the change in the expected cash flows based on changes in the spot rate. Since the effectiveness of this hedge is assessed based on changes in the hedge’s intrinsic value, the change in the time value of the contract would be excluded from the assessment of hedge effectiveness.

Changes in the hedge’s intrinsic value, to the extent that they are effective as a hedge, were recorded in other comprehensive income. As of June 30, 2017 we have recorded a realized loss of $0.3 million in our consolidated statement of income associated with this hedge.

Concentration Risk

We are subject to regulation by federal, state and provincial governmental authorities that affect the products and services that we provide, particularly Single-Pay Loans. The level and type of regulation for payday advance loans varies greatly by jurisdiction, ranging from jurisdictions with moderate regulations or legislation, to other jurisdictions having very strict guidelines and requirements.

Revenues originated in Texas, Ontario, and California represented approximately 24.7%, 13.5%, and 18.1%, respectively, of our consolidated total revenues for the three months ended June 30, 2017. Revenues originated in Texas, Ontario, and California represented approximately 24.6%, 16.1%, and 15.2%, respectively, of our consolidated total revenues for the three months ended June 30, 2016.

Revenues originated in Texas, Ontario, and California represented approximately 25.7%, 13.1%, and 17.7%, respectively, of our consolidated total revenues for the six months ended June 30, 2017. Revenues originated in Texas, Ontario, and California represented approximately 25.5%, 14.9%, and 15.2%, respectively, of our consolidated total revenues for the six months ended June 30, 2016.

To the extent that laws and regulations are passed that affect the manner in which we conduct business in any one of those markets, our financial position, results of operations and cash flows could be adversely affected. Additionally, our ability to meet our financial obligations could be negatively impacted.

We hold cash at major financial institutions that often exceed FDIC insured limits. We manage our concentration risk by placing our cash deposits in high quality financial institutions and by periodically evaluating the credit quality of the financial institutions holding such deposits. Historically, we have not experienced any losses due to such cash concentration.

Financial instruments that potentially subject us to concentrations of credit risk primarily consist of our loans receivable. Concentrations of credit risk with respect to loans receivable are limited due to the large number of customers comprising our customer base.

Purchase of Cognical Holdings, Inc. Preferred Shares

On April 20, 2017, we purchased 2,926,715 preferred shares of Cognical Holdings, Inc. (“Cognical”) for $5.0 million. Cognical operates as a business under an online website, www.zibby.com. Zibby is a leasing platform for online, brick and mortar and omnichannel retailers. Customers can apply in 30 seconds in-store or via the Zibby button on a retailer’s website and be approved for $300 to $3,500. Zibby increases retailer sales by providing a fast and easy lease payment option for nonprime customers seeking to acquire furniture, appliances, electronics and other consumer durables. As a result of this transaction, we own 8.9% of the equity of Cognical. Cognical has also awarded the Company warrants to purchase the common stock of Cognical in partial consideration of services provided by Cognical. These warrants are subject to a certain vesting schedule. We have accounted for this investment and its related warrants using the fair value method of accounting.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

NOTE 15—STOCKHOLDERS’ EQUITY

In connection with the formation of CURO Group in 2013, the stockholders entered into an Investor Rights Agreement. Under the Investor Rights Agreement, one of CURO Group’s investors, Freidman Fleisher & Lowe Capital Partners II, L.P. (and its affiliated funds, the “FFL Partners”), may request, any time after the sixth anniversary of their initial investment in the Company (which occurred in September 2008), that the Company repurchase their shares on terms to be negotiated by the parties in good faith. If no agreement can be reached on the repurchase terms, the FFL Partners can request that the Company be solicited for sale of all of its capital.

As discussed in Note 11—Long-Term Debt, we received a $130.1 million dividend from our subsidiary in February 2017 to fund the redemption of the 12.00% Senior Cash Pay Notes. We also paid a dividend of $28.0 million to our stockholders on May 15, 2017.

NOTE 16—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Six Months Ended June 30,
(in thousands)	2017	2016
Cash paid for:
Interest	$25,788	$31,335
Income taxes	14,594	19,935
Non-cash investing activities:
Property and equipment accrued in accounts payable	$40	$2,811

NOTE 17—SEGMENT REPORTING

Segment information is prepared on the same basis that our chief operating decision maker reviews financial information for operational decision making purposes. We have three reportable operating segments: the United States, Canada and the United Kingdom.

The segment performance measure below is based on gross margin. In management’s evaluation of performance, certain costs, such as corporate expenses, district expenses and interest expense, are not allocated by segment, and accordingly the following reporting segment results do not include such allocated costs. There are no intersegment revenues, and the amounts below were determined in accordance with the same accounting principles used in our consolidated financial statements.

The following table illustrates summarized financial information concerning our reportable segments.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2017	2016	2017	2016
Revenues by segment:
U.S.	$163,764	$138,027	$338,086	$288,427
Canada	43,595	47,814	85,161	91,221
U.K.	9,585	8,466	18,277	17,120

Consolidated revenue	$216,944	$194,307	$441,524	$396,768

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2017	2016	2017	2016
Gross margin by segment:
U.S.	$63,119	$44,757	$140,252	$118,310
Canada	15,962	20,434	30,262	38,676
U.K.	2,921	3,660	6,393	6,038

Consolidated gross margin	$82,002	$68,851	$176,907	$163,024

Expenditures for long-lived assets by segment:
U.S.	$2,976	$888	$4,648	$1,906
Canada	61	1,793	1,352	2,919
U.K.	698	4	828	41

Consolidated expenditures for long-lived assets	$3,735	$2,685	$6,828	$4,866

The proportion of gross loans receivable by segment is reflected in the table below.

(in thousands)	June 30, 2017	December 31, 2016
U.S.	$241,478	$206,215
Canada	91,206	66,988
U.K.	17,678	12,993

Total gross loans receivable	$350,362	$286,196

The following table illustrates our net long-lived assets, comprised of property and equipment by geographic region. These amounts are aggregated on a legal entity basis and do not necessarily reflect where the asset is physically located.

(in thousands)	June 30, 2017	December 31, 2016
U.S.	$55,557	$58,733
Canada	33,069	34,310
U.K.	3,239	2,853

Total	$91,865	$95,896

Our chief operating decision maker does not review assets by segment for purposes of allocating resources or decision-making purposes; therefore, total assets by segment are not disclosed.

NOTE 18—LITIGATION

Harrison, et al v. Principal Investments, Inc. et al

During the period relevant to this matter, the Company pursued in excess of 16,000 claims in the limited actions and jurisdiction court in Clark County, Nevada, seeking repayment of loans on which customers defaulted. The Company used outside counsel to file these debt collection lawsuits. On Scene Mediations, a process serving company, was employed to serve the summons and petitions in the majority of these cases. In an unrelated matter, the principal of On Scene Mediations was convicted of multiple accounts of perjury and filing false affidavits to obtain judgments on behalf of a Las Vegas collection agency. In September 2010, we were sued by four former customers in a proposed class action suit filed in District Court in Clark County, Nevada. The plaintiffs in this case claimed that they, and others in the proposed class, were not properly served notice of the debt collection lawsuits by the Company.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

On June 7, 2017, the parties reached a settlement in this matter. The Company accrued approximately $2.0 million as a result of this settlement during the second quarter of 2017. At a hearing before the District Court in Clark County, Nevada, on July 24, 2017 the Court granted preliminary approval of the settlement. The final fairness hearing is scheduled for October 30, 2017.

Other Legal Matters

We are, from time to time, involved in litigation arising in the normal course of business. It is not possible to state the ultimate outcome of these matters, but in the opinion of management, such litigation will not have a material effect on our Interim Consolidated Financial Statements.

NOTE 19—EARNINGS PER SHARE

The following presents the computation of basic earnings per share (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Basic:
Net income	$16,342	$13,172	$32,981	$40,082
Weighted average common shares	1,053	1,053	1,053	1,053
Basic earnings per share	$15.52	$12.51	$31.32	$38.06

The following computation reconciles the differences between the basic and dilutes earnings per share presentations (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Diluted:
Net income	$16,342	$13,172	$32,981	$40,082
Weighted average common shares (basic)	1,053	1,053	1,053	1,053
Dilutive effect of stock options	30	22	30	21

Weighted average common shares—diluted	1,083	1,075	1,083	1,074

Diluted earnings per share	$15.09	$12.25	$30.46	$37.32

Potential common shares that would have the effect of increasing diluted earnings per share or decreasing diluted loss per share are considered to be anti-dilutive and as such, these shares are not included in calculating diluted earnings per share. For the three and six months ended June 30, 2016, there were 4,632 potential common shares not included in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 20—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On February 15, 2017, CFTC issued $470.0 million aggregate principal amount 12.00% senior secured notes due March 1, 2022, the proceeds of which were used together with available cash, to (i) redeem the outstanding 10.75% Senior Secured Notes due 2018 of our wholly-owned subsidiary, CURO Intermediate, (ii) redeem the outstanding 12.00% Senior Cash Pay Notes due 2017 of its parent, CURO, and (iii) pay fees, expenses, premiums and accrued interest in connection with the offering. The Senior Secured Notes were sold to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”); or outside the United States to non-U.S. Persons in compliance with Regulation S of the Securities Act.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

(i)	CFTC as the issuer of the 12.00% senior secured notes;

(ii)	CURO Intermediate as the issuer of the 10.75% senior secured notes that were redeemed in February 2017;

(iii)	The Company’s subsidiary guarantors, which are comprised of our domestic subsidiaries, excluding CFTC and CURO Intermediate (the “Subsidiary Guarantors”), on a combined basis, which are 100% owned by CURO, and which are guarantors of the 12.00% senior secured notes issued in February 2017 and the 10.75% senior secured notes redeemed in February 2017;

(iv)	The Company’s other subsidiaries on a combined basis, which are not guarantors of the 12.00% senior secured notes or the 10.75% senior secured notes (the “Subsidiary Non-Guarantors”)

(v)	Consolidating and eliminating entries representing adjustments to:

a.	eliminate intercompany transactions between or among the Company, the Subsidiary Guarantors and the Subsidiary Non-Guarantors; and

b.	eliminate the investments in the Company’s subsidiaries;

(vi)	The Company and its subsidiaries on a consolidated basis.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Condensed Consolidating Balance Sheets

	June 30, 2017
(in thousands)	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non-Guarantors	SPV Subs	Eliminations	Consolidated	CURO	Eliminations	CURO Consolidated
Assets:
Cash	$—	$—	$67,576	$46,124	$—	$—	$113,700	$80	$—	$113,780
Restricted cash	—	—	3,418	1,675	7,336	—	12,429	—	—	12,429
Loans receivable, net	—	—	61,040	91,546	127,338	—	279,924	—	—	279,924
Deferred income taxes	—	9,723	1,076	3,149	—	—	13,948	(41)	—	13,907
Income taxes receivable	—	—	—	3,939	—	—	3,939	—	—	3,939
Prepaid expenses and other	—	—	32,575	3,613	—	—	36,188	107	—	36,295
Property and equipment, net	—	—	55,557	36,308	—	—	91,865	—	—	91,865
Goodwill	—	—	91,131	52,641	—	—	143,772	—	—	143,772
Other intangibles, net	18	—	4,902	26,450	—	—	31,370	—	—	31,370
Intercompany receivable	358,816	44,344	456,132	—	37,850	(897,142)	—	—	—	—
Investment in subsidiaries	118,515	954,007	—	—	—	(1,072,522)	—	44,854	(44,854)	—
Other	4,975	—	646	3,036	—	—	8,657	—	—	8,657

Total assets	$482,324	$1,008,074	$774,053	$268,481	$172,524	$(1,969,664)	$735,792	$45,000	$(44,854)	$735,938

Liabilities and Stockholders’ equity:
Accounts payable and accrued liabilities	$352	$—	$31,557	$9,415	$18	$—	$41,342	$(22)	$—	$41,320
Deferred revenue	—	—	6,413	5,856	—	—	12,269	—	—	12,269
Income taxes payable	(59,796)	57,307	7,641	—	—	—	5,152	(2,393)	—	2,759
Accrued interest	20,993	—	—	—	1,017	—	22,010	—	—	22,010
Payable to CURO Holdings Corp.	30,002	—	(21,278)	—	—	—	8,724	(8,724)	—	—
CSO guarantee liability	—	—	15,582	—	—	—	15,582	—	—	15,582
Deferred rent	—	—	9,986	1,991	—	—	11,977	—	—	11,977
Long-term debt (excluding current maturities)	448,789	—	—	—	102,984	—	551,773	—	—	551,773
Subordinated shareholder debt	—	—	—	2,373	—	—	2,373	—	—	2,373
Intercompany payable	—	821,605	—	75,537	—	(897,142)	—	—	—	—
Other long-term liabilities	—	—	2,366	2,280	—	—	4,646	—	—	4,646
Deferred tax liabilities	(2,870)	10,647	144	7,169	—	—	15,090	—	—	15,090

Total liabilities	437,470	889,559	52,411	104,621	104,019	(897,142)	690,938	(11,139)	—	679,799

Stockholders’ equity	44,854	118,515	721,642	163,860	68,505	(1,072,522)	44,854	56,139	(44,854)	56,139

Total liabilities and stockholders’ equity	$482,324	$1,008,074	$774,053	$268,481	$172,524	$(1,969,664)	$735,792	$45,000	$(44,854)	$735,938

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Condensed Consolidating Statements of Income

	Three Months Ended June 30, 2017
(in thousands)	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non-Guarantors	SPV Subs	Eliminations	CFTC Consolidated	CURO	Eliminations	CURO Consolidated
Revenue	$—	$—	$102,189	$53,180	$61,575	$—	$216,944	$—	$—	$216,944
Provision for losses	—	—	36,079	13,489	15,878	—	65,446	—	—	65,446

Net revenue	—	—	66,110	39,691	45,697	—	151,498	—	—	151,498

Cost of providing services:
Salaries and benefits	—	—	17,736	8,564	—	—	26,300	—	—	26,300
Occupancy	—	—	7,791	5,720	—	—	13,511	—	—	13,511
Office	—	—	3,721	1,215	—	—	4,936	—	—	4,936
Other store operating expenses	—	—	11,513	1,566	29	—	13,108	—	—	13,108
Advertising	—	—	7,898	3,743	—	—	11,641	—	—	11,641

Total cost of providing services	—	—	48,659	20,808	29	—	69,496	—	—	69,496

Gross Margin	—	—	17,451	18,883	45,668	—	82,002	—	—	82,002
Operating (income) expense:
Corporate and district	2,447	(78)	20,974	8,601	4,067	—	36,011	74	—	36,085
Intercompany management fee	—	—	(3,865)	3,865	—	—	—	—	—	—
Interest expense	15,174	—	—	61	3,249	—	18,484	—	—	18,484
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	—
Intercompany interest (income) expense	—	(1,042)	1,691	1,207	(1,856)	—	—	—	—	—
Other (income) expense	—	—	510	(38)	—	—	472	—	—	472

Total operating expense	17,621	(1,120)	19,310	13,696	5,460	—	54,967	74	—	55,041

Net income (loss) before income taxes	(17,621)	1,120	(1,859)	5,187	40,208	—	27,035	(74)	—	26,961
Provision for income tax expense (benefit)	(6,166)	17,560	(3,072)	2,389	—	—	10,711	(92)	—	10,619

Net income (loss)	(11,455)	(16,440)	1,213	2,798	40,208	—	16,324	18	—	16,342
Equity in net income (loss) of subsidiaries:
Intermediate	(16,440)	—	—	—	—	16,440	—	16,324	(16,324)	—
Guarantor Subsidiaries	1,213	—	—	—	—	(1,213)	—	—	—	—
Non-Guarantor Subsidiaries	2,798	—	—	—	—	(2,798)	—	—	—	—
SPV Subs	40,208	—	—	—	—	(40,208)	—	—	—	—

Net income (loss) attributable to CFTC	$16,324	$(16,440)	$1,213	$2,798	$40,208	$(27,779)	$16,324	$16,342	$(16,324)	$16,342

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

	Three Months Ended June 30, 2016
(in thousands)	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	CFTC Consolidated	CURO	Eliminations	CURO Consolidated
Revenue	$—	$—	$138,027	$56,280	$—	$194,307	$—	$—	$194,307
Provision for losses	—	—	47,230	10,799	—	58,029	—	—	58,029

Net revenue	—	—	90,797	45,481	—	136,278	—	—	136,278

Cost of providing services:
Salaries and benefits	—	—	17,020	9,088	—	26,108	—	—	26,108
Occupancy	—	—	7,999	5,865	—	13,864	—	—	13,864
Office	—	—	3,528	1,201	—	4,729	—	—	4,729
Other store operating expenses	—	—	10,749	1,681	—	12,430	—	—	12,430
Advertising	—	—	6,744	3,552	—	10,296	—	—	10,296

Total cost of providing services	—	—	46,040	21,387	—	67,427	—	—	67,427

Gross Margin	—	—	44,757	24,094	—	68,851	—	—	68,851
Operating (income) expense:
Corporate and district	403	123	20,210	11,097	—	31,833	223	—	32,056
Intercompany management fee	—	—	(3,136)	3,136	—	—	—	—	—
Interest expense	—	12,095	—	13	—	12,108	3,931	—	16,039
Intercompany interest (income) expense	—	(1,235)	(84)	1,319	—	—	—	—	—
Restructuring costs	—	—	—	186	—	186	—	—	186
Other (income) expense	—	—	(306)	(158)	—	(464)	—	—	(464)

Total operating expense	403	10,983	16,684	15,593	—	43,663	4,154	—	47,817

Net income (loss) before income taxes	(403)	(10,983)	28,073	8,501	—	25,188	(4,154)	—	21,034
Provision for income tax expense (benefit)	104	3,636	2,548	3,247	—	9,535	(1,673)	—	7,862

Net income (loss)	(507)	(14,619)	25,525	5,254	—	15,653	(2,481)	—	13,172
Equity in net income (loss) of subsidiaries:
CFTC	—	—	—	—	—	—	15,653	(15,653)	—
Intermediate	(14,619)	—	—	—	14,619	—	—	—	—
Guarantor Subsidiaries	25,525	—	—	—	(25,525)	—	—	—	—
Non-Guarantor Subsidiaries	5,254	—	—	—	(5,254)	—	—	—	—

Net income (loss) attributable to CFTC	$15,653	$(14,619)	$25,525	$5,254	$(16,160)	$15,653	$13,172	$(15,653)	$13,172

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

	Six Months Ended June 30, 2017
(in thousands)	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non-Guarantors	SPV Subs	Eliminations	CFTC Consolidated	CURO	Eliminations	CURO Consolidated
Revenue	$—	$—	$214,312	$103,438	$123,774	$—	$441,524	$—	—	$441,524
Provision for losses	—	—	64,136	26,030	37,016	—	127,182	—	—	127,182

Net revenue	—	—	150,176	77,408	86,758	—	314,342	—	—	314,342

Cost of providing services:
Salaries and benefits	—	—	35,589	17,144	—	—	52,733	—	—	52,733
Occupancy	—	—	15,936	11,670	—	—	27,606	—	—	27,606
Office	—	—	7,486	2,318	—	—	9,804	—	—	9,804
Other store operating expenses	—	—	25,015	2,884	64	—	27,963	—	—	27,963
Advertising	—	—	12,592	6,737	—	—	19,329	—	—	19,329

Total cost of providing services	—	—	96,618	40,753	64	—	137,435	—	—	137,435

Gross Margin	—	—	53,558	36,655	86,694	—	176,907	—	—	176,907
Operating (income) expense:
Corporate and district	2,977	(70)	43,379	16,716	4,181	—	67,183	2,168	—	69,351
Intercompany management fee	—	—	(6,809)	6,809	—	—	—	—	—	—
Interest expense	22,456	9,613	1	82	6,388	—	38,540	3,310	—	41,850
Loss on extinguishment of debt	—	11,884	—	—	—	—	11,884	574	—	12,458
Intercompany interest (income) expense	—	(2,190)	(330)	2,520	—	—	—	—	—	—
Other (income) expense	—	—	408	(209)	—	—	199	—	—	199

Total operating expense	25,433	19,237	36,649	25,918	10,569	—	117,806	6,052	—	123,858

Net income (loss) before income taxes	(25,433)	(19,237)	16,909	10,737	76,125	—	59,101	(6,052)	—	53,049
Provision for income tax expense (benefit)	(10,126)	34,171	(6,047)	4,433	—	—	22,431	(2,363)	—	20,068

Net income (loss)	(15,307)	(53,408)	22,956	6,304	76,125	—	36,670	(3,689)	—	32,981
Equity in net income (loss) of subsidiaries:
Intermediate	(53,408)	—	—	—	—	53,408	—	36,670	(36,670)	—
Guarantor Subsidiaries	22,956	—	—	—	—	(22,956)	—	—	—	—
Non-Guarantor Subsidiaries	6,304	—	—	—	—	(6,304)	—	—	—	—
SPV Subs	76,125	—	—	—	—	(76,125)	—	—	—	—

Net income (loss) attributable to CFTC	$36,670	$(53,408)	$22,956	$6,304	$76,125	$(51,977)	$36,670	$32.981	$(36,670)	$32.981

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

	Six Months Ended June 30, 2016
(in thousands)	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	CFTC Consolidated	CURO	Eliminations	CURO Consolidated
Revenue	$—	$—	$288,427	$108,341	$—	$396,768	$—	$—	$396,768
Provision for losses	—	—	78,034	22,244	—	100,278	—	—	100,278

Net revenue	—	—	210,393	86,097	—	296,490	—	—	296,490

Cost of providing services:
Salaries and benefits	—	—	35,201	17,885	—	53,086	—	—	53,086
Occupancy	—	—	15,601	11,422	—	27,023	—	—	27,023
Office	—	—	7,051	2,427	—	9,478	—	—	9,478
Other store operating expenses	—	—	23,894	2,891	—	26,785	—	—	26,785
Advertising	—	—	10,336	6,758	—	17,094	—	—	17,094

Total cost of providing services	—	—	92,083	41,383	—	133,466	—	—	133,466

Gross Margin	—	—	118,310	44,714	—	163,024	—	—	163,024
Operating (income) expense:
Corporate and district	877	147	42,638	20,825	—	64,487	269	—	64,756
Intercompany management fee	—	—	(5,978)	5,978	—	—	—	—	—
Interest expense	—	24,276	—	53	—	24,329	7,863	—	32,192
Intercompany interest (income) expense	—	(2,464)	(158)	2,622	—	—	—	—	—
Restructuring costs	—	—	1,102	379	—	1,481	—	—	1,481
Other (income) expense	—	—	(513)	68	—	(445)	—	—	(445)

Total operating expense	877	21,959	37,091	29,925	—	89,852	8,132	—	97,984

Net income (loss) before income taxes	(877)	(21,959)	81,219	14,789	—	73,172	(8,132)	—	65,040
Provision for income tax expense (benefit)	(258)	13,533	8,950	5,972	—	28,197	(3,239)	—	24,958

Net income (loss)	(619)	(35,492)	72,269	8,817	—	44,975	(4,893)	—	40,082
Equity in net income (loss) of subsidiaries:
CFTC	—	—	—	—	—	—	44,975	(44,975)	—
Intermediate	(35,492)	—	—	—	35,492	—	—	—	—
Guarantor Subsidiaries	72,269	—	—	—	(72,269)	—	—	—	—
Non-Guarantor Subsidiaries	8,817	—	—	—	(8,817)	—	—	—	—

Net income (loss) attributable to CFTC	$44,975	$(35,492)	$72,269	$8,817	$(45,594)	$44,975	$40,082	$(44,975)	$40,082

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

Condensed Consolidating Statements of Cash Flows

	Six Months Ended June 30, 2017
(in thousands)	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non-Guarantors	SPV Subs	Eliminations	Consolidated	CURO	Eliminations	CURO Consolidated
Cash flows from operating activities
Net cash provided (used)	$(284,269)	$424,080	$(55,496)	$(17,605)	$(11,422)	$(431)	$54,857	$(5,083)	$—	$49,774

Cash flows from investing activities:
Purchase of property, equipment and software	—	—	(4,648)	(2,180)	—	—	(6,828)	—	—	(6,828)
Cash paid for Zibby investment	(4,975)	—	—	—	—	—	(4,975)	—	—	(4,975)
Change in restricted cash	—	—	8	121	(4,566)	—	(4,437)	—	—	(4,437)

Net cash used	(4,975)	—	(4,640)	(2,059)	(4,566)	—	(16,240)	—	—	(16,240)

Cash flows from financing activities:
Proceeds from Non-Recourse U.S. SPV facility and ABL facility	—	—	—	—	41,130	—	41,130	—	—	41,130
Payments on Non-Recourse U.S. SPV facility and ABL facility	—	—	—	—	(25,142)	—	(25,142)	—	—	(25,142)
Proceeds from issuance of 12.00% Senior Secured Notes	461,329	—	—	—	—	—	461,329	—	—	461,329
Payments on 10.75% Senior Secured Notes	—	(426,034)	—	—	—	—	(426,034)	—	—	(426,034)
Payments on 12.00% Senior Cash Pay Notes	—	—	—	—	—	—	—	(125,000)	—	(125,000)
Dividends (paid) received to/from CURO Group Holdings Corp.	(158,083)	—	—	—	—	—	(158,083)	158,083	—	—
Debt issuance costs paid	(14,002)	—	—	—	—	—	(14,002)	—	—	(14,002)
Dividend paid to stockholders	—	—	—	—	—	—	—	(28,000)	—	(28,000)

Net cash provided (used)	289,244	(426,034)	—	—	15,988	—	(120,802)	5,083	—	(115,719)

Effect of exchange rate changes on cash	—	—	—	2,009	—	431	2,440	—	—	2,440

Net increase (decrease) in cash	—	(1,954)	(60,136)	(17,655)	—	—	(79,745)	—	—	(79,745)
Cash at beginning of period	—	1,954	127,712	63,779	—	—	193,445	80	—	193,525

Cash at end of period	$—	$—	$67,576	$46,124	$—	$—	$113,700	$80	$—	$113,780

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

(in thousands)	Six Months Ended June 30, 2016
	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	CFTC Consolidated	CURO	Eliminations	CURO Consolidated
Cash flows from operating activities

Net cash provided (used)	$18	$8,509	$42,036	$23,889	$(502)	$73,950	$(1,402)	$—	$72,548

Cash flows from investing activities:
Purchase of property, equipment and software	(18)	—	(1,888)	(2,960)	—	(4,866)	—	—	(4,866)
Change in restricted cash	—	(459)	4,500	1,970	—	6,011	—	—	6,011

Net cash provided (used)	(18)	(459)	2,612	(990)	—	1,145	—	—	1,145

Cash flows from financing activities:
Proceeds from credit facility	—	30,000	—	—	—	30,000	—	—	30,000
Payments on credit facility	—	(38,050)	—	—	—	(38,050)	—	—	(38,050)

Net cash provided (used)	—	(8,050)	—	—	—	(8,050)	—	—	(8,050)

Effect of exchange rate changes on cash	—	—	—	1,089	502	1,591	—	—	1,591

Net increase (decrease) in cash	—	—	44,648	23,988	—	68,636	(1,402)	—	67,234
Cash at beginning of period	—	2	57,149	41,928	—	99,079	1,482	—	100,561

Cash at end of period	$—	$2	$101,797	$65,916	$—	$167,715	$80	$—	$167,795

NOTE 21—SUBSEQUENT EVENTS

In the third quarter of 2017, the Boards of Directors of the Company and its U.K. subsidiaries approved a plan to close our remaining 13 branch locations in the United Kingdom. The affected branches closed in the third quarter of 2017.

The Company estimates that it will incur pre-tax cash charges in the range of $4.5 million to $6.0 million in the third quarter of 2017 for the remaining net obligations for store leases, employee redundancy and severance payments. In addition, we expect to incur non-cash pre-tax charges of $2.5 million for the write-off of fixed assets and leasehold improvements associated with these locations.

On August 2, 2017, CFTC declared a dividend of $8.5 million to the Company which was paid to our stockholders on August 11, 2017 and on October 16, 2017, CFTC declared a dividend of $5.5 million to the Company which was paid to our stockholders on October 16, 2017.

On September 1, 2017, we closed a $25 million Senior Secured Revolving Loan Facility with BayCoast Bank (the “Senior Revolver”). The negative covenants of the Senior Revolver generally conform to the related provisions in the Indenture for our 12.00% Senior Secured Notes due 2022. We believe this facility complements our other financing sources, while providing seasonal short-term liquidity. Under the Senior Revolver, there is $25 million maximum availability, including up to $5 million of standby letters of credit, for a one-year term, renewable for successive terms following annual review. The Senior Revolver accrues interest at the one-month LIBOR (which may not be negative) plus 5.00% per annum and is repayable on demand. The terms of the Senior Revolver require that the outstanding balance be reduced to $0 for at least 30 consecutive days in each calendar year. The Senior Revolver is guaranteed by all subsidiaries of CURO that guarantee our 12% Senior Secured Notes due 2022 and is secured by a lien on substantially all assets of CURO and the guarantor subsidiaries that is senior to the lien securing our 12% Senior Secured Notes due 2022.

Legal Proceedings: Harrison, et al v. Principal Investments, Inc. et al

During the period relevant to this matter, the Company pursued in excess of 16,000 claims in the limited actions and jurisdiction court in Clark County, Nevada, seeking repayment of loans on which customers had defaulted. The Company utilized

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

outside counsel to file these debt collection lawsuits. On Scene Mediations, a process serving company, was employed to serve the summons and petitions in the majority of these cases. In an unrelated matter, the principal of On Scene Mediations was convicted of multiple accounts of perjury and filing false affidavits to obtain judgments on behalf of a Las Vegas collection agency. In September 2010, we were sued by four former customers in a proposed class action suit filed in the District Court in Clark County, Nevada. The plaintiffs in this case claimed that they, and others in the proposed class, were not properly served notice of the debt collection lawsuits by the Company.

On June 7, 2017, the parties reached a settlement in this matter. The Company accrued approximately $2.0 million as a result of this settlement during the second quarter of 2017. At a hearing before the District Court in Clark County, Nevada, on July 24, 2017 the Court granted preliminary approval of the settlement. The final fairness hearing is scheduled for October 30, 2017.

City of Austin

We were cited on July 5, 2016 by the City of Austin, Texas for alleged violations of the Austin, Texas ordinance addressing products offered by CSOs. The Texas ordinances regulate aspects of products offered under our CAB programs, including loan sizes and repayment terms. We believe that: (1) the Austin ordinance (like its counterparts elsewhere in the state) conflicts with Texas state law and (2) our product in any event complies with the ordinance, when it is properly construed. An Austin trial court agreed with our position that the ordinance conflicts with Texas law and, accordingly, did not address our second argument. In August 2017, an Austin appellate court reversed a trial court’s decision and remanded the case to trial court for further proceedings. We appealed the appellate decision in October 2017, and the appeal is currently pending. We will not have a final determination of the lawfulness of our CAB program under the Austin ordinance (and similar ordinances in other Texas cities) for some time. A final adverse decision could potentially result in material monetary liability in Austin and elsewhere and would force us to restructure the loans we arrange in Texas.

These events were evaluated through the date the financial statements were available to be issued, October 23, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

CURO Group Holdings Corp.

We have audited the accompanying consolidated balance sheets of CURO Group Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CURO Group Holdings Corp. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted new accounting guidance in 2016 and 2015, related to the presentation of deferred financing costs.

/s/ GRANT THORNTON LLP

Kansas City, Missouri

July 12, 2017

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS
Cash	$193,525	$100,561
Restricted cash of consolidated VIE	2,770	—
Consumer loans receivable, less allowance for loan losses of $21,612 and $18,616 (includes loans and allowance for losses of consolidated VIE of $60,209 and $10,236, respectively, as of December 31, 2016)	160,998	147,219
Deferred income taxes	12,635	13,399
Income taxes receivable	9,378	7,802
Prepaid expenses and other	39,248	33,476

Total current assets	418,554	302,457

LONG-TERM ASSETS
Property and equipment, net	95,896	99,707
Goodwill	141,554	145,035
Other intangibles, net of accumulated amortization of $37,670 and $36,791	30,901	32,696
Consumer loans receivable, less allowance for loan losses of $17,580 and $14,332 (includes loans and allowances for losses of consolidated VIE of $69,990 and $11,898, respectively, as of December 31, 2016)	86,006	72,013
Restricted cash	5,058	11,763
Other	2,829	2,346

Total long-term assets	362,244	363,560

Total Assets	$780,798	$666,017

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$42,663	$43,150
Deferred revenue	12,342	15,719
Income taxes payable	1,372	—
Current maturities of long-term debt	147,771	8,050
Accrued interest (includes accrued interest of consolidated VIE of $775 as of December 31, 2016)	8,183	7,792
Credit services organization guarantee liability	17,052	17,751

Total current liabilities	229,383	92,462

LONG-TERM LIABILITIES
Deferred rent	11,868	11,617
Long-term debt (includes long-term debt and debt issuance costs of consolidated VIE of $68,311 and $5,257, respectively, as of December 31, 2016)	477,136	561,675
Subordinated shareholder debt	2,227	2,162
Other long-term liabilities	5,016	1,723
Deferred tax liabilities	14,313	15,760

Total long-term liabilities	510,560	592,937

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Common stock—$0.001 par value; 2,000,000 shares authorized; issued and outstanding 1,052,632 shares	1	1
Dividends in excess of paid-in capital	(35,996)	(37,144)
Retained earnings	136,835	71,391
Accumulated other comprehensive loss	(59,985)	(53,630)

Total stockholders’ equity	40,855	(19,382)

Total Liabilities and Stockholders’ Equity	$780,798	$666,017

See accompanying Notes to Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

	Year Ended December 31,
	2016	2015
REVENUE
Revenues	$828,596	$813,131
COST OF PROVIDING SERVICES
Provision for losses	258,289	281,210
Salaries and benefits	104,541	107,059
Occupancy	54,509	53,288
Office	20,463	19,929
Other store operating expenses	53,617	47,380
Advertising	43,921	65,664

Total cost of providing services	535,340	574,530

GROSS MARGIN	293,256	238,601
OTHER (INCOME) EXPENSE
Corporate expenses	114,269	117,109
District expenses	10,850	11,937
Interest expense	64,334	65,020
Gain on extinguishment of debt	(6,991)	—
Goodwill and intangible asset impairment charges	—	2,882
Restructuring costs	3,618	4,291
Fair value adjustment to contingent consideration	—	—
Other, net	(845)	1,488

Total other expense	185,235	202,727

NET INCOME BEFORE INCOME TAXES	108,021	35,874
Provision for income taxes	42,577	18,105

NET INCOME	$65,444	$17,769

See accompanying Notes to Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2016	2015
NET INCOME	$65,444	$17,769
Other comprehensive loss:
Cash flow hedges	(333)	—
Foreign currency translation adjustment	(6,022)	(30,512)

Other comprehensive loss	(6,355)	(30,512)

COMPREHENSIVE INCOME (LOSS)	$59,089	$(12,743)

See accompanying Notes to Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in thousands, except share data)

	Stockholder’s Equity
	Common Stock	Dividends in excess of paid-in capital	Retained earnings	AOCI(1)	Total
Balance, December 31, 2014	$1	$(38,044)	$53,622	$(23,118)	$(7,539)
Net income	—	—	17,769	—	17,769
Foreign currency translation adjustment	—	—	—	(30,512)	(30,512)
Repurchase of equity award	—	(371)	—	—	(371)
Share-based compensation expense	—	1,271	—	—	1,271

Balance, December 31, 2015	1	(37,144)	71,391	(53,630)	(19,382)

Net income	—	—	65,444	—	65,444
Foreign currency translation adjustment	—	—	—	(6,022)	(6,022)
Cash flow hedge	—	—	—	(333)	(333)
Share-based compensation expense	—	1,148	—	—	1,148

Balance, December 31, 2016	$1	$(35,996)	$136,835	$(59,985)	$40,855

(1)	Accumulated other comprehensive loss.

See accompanying Notes to Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net income	$65,444	$17,769

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,905	19,112
Provision for loan losses	258,289	281,210
Goodwill and intangible asset impairment charges	—	2,882
Restructuring costs	523	2,249
Fair value adjustment to contingent consideration	—	—
Amortization of deferred financing costs	3,289	3,221
Amortization of bond premium	(1,541)	(1,404)
Benefit for deferred income taxes	(680)	(2,190)
Loss on disposal of property and equipment	217	628
Gain on extinguishment of debt	(6,991)	—
Increase in cash surrender value of life insurance	(918)	—
Share-based compensation expense	1,148	1,271

Changes in operating assets and liabilities, net of effects from business acquisition:
Loans receivable	(287,827)	(301,581)
Prepaid expenses and other assets	(5,733)	(3,152)
Accounts payable and accrued liabilities	2,010	(2,168)
Deferred revenue	(2,080)	4,644
Income taxes payable	6,852	(4,278)
Income taxes receivable	(7,154)	(1,713)
Deferred rent	290	554
Other liabilities	3,669	60

Net cash provided by operating activities	47,712	17,114

Cash flows from investing activities
Purchase of property, equipment and software	(16,026)	(19,832)
Changes in restricted cash	3,104	(6,423)
Cash paid for business acquisition, net of cash acquired	—	—

Net cash used in investing activities	(12,922)	(26,255)

Cash flows from financing activities
Proceeds from credit facilities	30,000	57,050
Payments on credit facilities	(38,050)	(69,000)
Deferred financing costs incurred	(5,346)	—
Proceeds from Non-Recourse U.S. SPV facility and ABL facility	91,717	—
Purchase of May 2011 senior secured notes	(18,939)	—
Payment for cash settlement of equity award	—	(371)
Payments on contingent consideration	—	—

Net cash provided by (used in) financing activities	59,382	(12,321)

Effect of exchange rate changes on cash	(1,208)	(8,064)

Net increase (decrease) in cash	92,964	(29,526)
Cash at beginning of period	100,561	130,087

Cash at end of period	$193,525	$100,561

See accompanying Notes to Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

On May 11, 2016, we changed the name of Speedy Group Holdings Corp. to CURO Group Holdings Corp. (“CURO”); the name of Speedy Cash Holdings Corp. to CURO Financial Technologies Corp. (“CFTC”); and the name of Speedy Cash Intermediate Holdings Corp. to CURO Intermediate Holdings Corp (“CURO Intermediate”).

The terms “we,” “our,” “us,” and the “Company” refer to CURO and its directly and indirectly owned subsidiaries as a combined entity, except where otherwise stated.

We have prepared the accompanying audited Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company evaluated and disclosed subsequent events through September 27, 2017, which represents the date as of which the financial statements were available to be issued.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of CURO and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the periods reported. Some of the significant estimates that we have made in the accompanying consolidated financial statements include allowances for loan losses, certain assumptions related to goodwill and intangibles, contingent consideration, accruals related to self-insurance, Credit Services Organization (“CSO”) guarantee liability and estimated tax liabilities. Actual results may differ from those estimates.

Cash

We currently maintain cash balances in the United States, Canada and the United Kingdom. At December 31, 2016 we have $129.7 million, $53.1 million and $10.7 million in our cash accounts in the United States, Canada and the United Kingdom, respectively. Of the $129.7 million in the United States, approximately $128.4 million is not insured by the Federal Deposit Insurance Corporation.

Consumer Loans Receivable

Consumer loans receivable are net of the allowance for loan losses and are comprised of single-pay and Unsecured Installment and Secured Installment Loans. Our Single-Pay Loans are primarily comprised of payday loans and auto title loans. A payday loan transaction consists of providing a customer cash in exchange for the customer’s personal check or Automated Clearing House (“ACH”) authorization (in the aggregate amount of that cash plus a service fee), with an agreement to defer the presentment or deposit of that check or scheduled ACH withdrawal until the customer’s next payday, which is typically either two weeks or a month from the loan’s

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

origination date. An auto title loan allows a customer to obtain a loan using the customer’s car as collateral for the loan, with a typical loan term of 30 days. Because of the short-term nature of these receivables, we classify all single-pay payday and single-pay auto title loans as current receivables.

Unsecured Installment, Secured Installment and Open-End Loans require periodic payments of principal and interest. Installment Loans are fully amortized loans with a fixed payment amount due each period during the term of the loan. Open-End Loans function much like a revolving line-of-credit, whereby the periodic payment is a set percentage of the customer’s outstanding loan balance, and there is no defined loan term. The loan terms for Installment Loans can range from 3 to 42 months, depending on state regulations. Installment Loans with a maturity of twelve months or less are classified as current receivables. For Installment Loans with a maturity of greater than twelve months, payments due within twelve months are classified as current receivables, and the payments that are due past twelve months are classified as noncurrent receivables. Open-End Loans are classified as noncurrent receivables. Installment and Open-End Loans are offered as both Secured auto title loans and as Unsecured Loan products. The product offerings differ by jurisdiction and are governed by the laws in each separate jurisdiction.

Provision for Loan Losses and Allowance for Loan Losses

We maintain an allowance for loan losses at a level estimated to be adequate to absorb credit losses associated with our consumer loans receivable. The allowance is shown as a reduction of the consumer loans receivable balance on the accompanying Consolidated Balance Sheets. The allowance is established by loan type and is based upon an evaluation of our historical collection performance and loan losses for each type of loan product.

The allowance for loan losses is primarily based upon models that backtest subsequent collections history for each type of loan product. We do not specifically reserve for any individual loan but rather segregate loans into separate pools based upon loan portfolios containing similar risk characteristics. Additional quantitative factors, such as current default trends and changes to the portfolio mix are also considered in evaluating the accuracy of the models. Qualitative factors such as the impact of new loan products, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions impact management’s judgment on the overall adequacy of the allowance for loan losses.

Management believes that the allowance for loan losses is adequate. Potential losses associated with returned checks or ACHs for consumer loans receivable are immediately charged to operations in the period such checks are returned or loan nonpayment occurs, since ultimate collection of these items is uncertain. Delinquent loans are removed from the balance sheet and are charged to the provision for losses. Recoveries are credited to the provision for losses in the period in which the recovery is received.

Credit Services Organization

Through our CSO programs, we act as a credit services organization/credit access business on behalf of customers in accordance with applicable state laws. We currently offer loans through CSO programs in stores and online in the state of Texas and online in the state of Ohio. In Texas we offer Unsecured Installment Loans and Secured Installment Loans with a maximum term of 180 days. In Ohio we offer an Unsecured Installment Loan product with a maximum term of 18 months. As a CSO we earn revenue by charging the customer a fee (the “CSO fee”) for arranging an unrelated third-party to make a loan to that customer. When a customer executes an agreement with us under our CSO programs, we agree, for a CSO fee payable to us by the customer, to provide certain services to the customer, one of which is to guarantee the customer’s obligation to repay the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

loan the customer receives from the third-party lender if the customer fails to do so. CSO fees are calculated based on the amount of the customer’s loan. For CSO loans, each lender is responsible for providing the criteria by which the customer’s application is underwritten and, if approved, determining the amount of the customer loan. We in turn are responsible for assessing whether or not we will guarantee the loan. This guarantee represents an obligation to purchase specific loans, if they go in to default.

As of December 31, 2016, the maximum amount payable under all such guarantees was $59.6 million, compared to $52.0 million at December 31, 2015. Should we be required to pay any portion of the total amount of the loans we have guaranteed, we will attempt to recover some or the entire amount from the customers. We hold no collateral in respect of the guarantees. Because of the economic exposure for potential losses related to the guarantee of these loans, the initial measurement of this guarantee liability is recorded at fair value and reported in the Credit services organization guarantee liability line in our Consolidated Balance Sheets. The fair value of the guarantee is measured by assessing the nature of the loan products, the creditworthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, and historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. The guarantee liability was $17.1 million and $17.8 million at December 31, 2016 and December 31, 2015, respectively. Changes in the fair value of the guarantee liability are recognized through the provision for losses.

CSO fees are calculated based on the amount of the customer’s loan. We comply with the applicable jurisdiction’s Credit Services Organization Act or a similar statue. These laws generally define the services that we can provide to consumers and require us to provide a contract to the customer outlining our services and the cost of those services to the customer. For services we provide under our CSO programs we receive cash from customers on their scheduled loan repayment due dates. The CSO fee is earned ratably over the term of the loan as the customers make payments. If a loan is paid off early, no additional CSO fees are due or collected. The maximum CSO loan term is six months and 18 months in Texas and Ohio, respectively. During the year ended December 31, 2016 and December 31, 2015, approximately 53.2% and 57.6%, respectively, of Unsecured Installment Loans, and 62.5% and 63.2%, respectively, of Secured Installment Loans originated under CSO programs were paid off prior to the original maturity date.

Since CSO loans are made by a third-party lender, we do not include them in our Consolidated Balance Sheets as loans receivable. CSO fees receivable are included in “Prepaid expense and other” in our Consolidated Balance Sheets. We receive cash from customers for these fees on their scheduled loan repayment due dates.

Variable Interest Entity

As part of our funding strategy and as part of our efforts to support our liquidity from sources other than our traditional capital market sources, we established a securitization program through a U.S. SPV Facility. We transferred certain consumer loan receivables to a wholly-owned, bankruptcy-remote special purpose subsidiary (“VIE”), that issues term notes backed by the underlying consumer loan receivables and are serviced by another wholly-owned subsidiary.

We are required to evaluate this VIE for consolidation. We have the ability to direct the activities of the VIE that most significantly impact the economic performance of the entities as the servicer of the securitized loan receivables. Additionally, we have the right to receive residual payments, which expose us to potentially significant losses and returns. Accordingly, we determined that we are the primary beneficiary of the VIE and are required to consolidate them. See Note 10—Long-Term Debt for further discussion.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Cash Flow Hedge

As of December 31, 2016 we have an outstanding cash flow hedge in which the hedging instrument is a forward extra to sell GBP 4,800,000 with monthly expiration dates through May 2017. We have performed an assessment that determined that all critical terms of the hedging instrument and the hedged transaction match and as such have qualitatively concluded that changes in the hedge’s intrinsic value will completely offset the change in the expected cash flows based on changes in the spot rate. In making that determination, the guidance in ASC 815-20-25-84 was used. Future assessment will be performed utilizing the guidance in ASC 815-20-35-9 through 35-13, Relative Ease of Assessing Effectiveness. Additionally, in accordance with ASC 815-20-25-82, since the effectiveness of this hedge is assessed based on changes in the hedge’s intrinsic value, the change in the time value of the contract would be excluded from the assessment of hedge effectiveness.

We recorded the hedge’s fair value on the balance sheet in current liabilities. Changes in the hedge’s intrinsic value, to the extent that they are effective as a hedge, are recorded in other comprehensive income. As of December 31, 2016 we have recorded $0.3 million in other comprehensive income associated with this hedge.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and amortization, except for property and equipment accounted for as part of a business combination, which is carried at fair value as of the acquisition date less accumulated depreciation and amortization. Expenditures for major additions and improvements are capitalized. Maintenance repairs and renewals, which neither materially add to the value, nor appreciably prolong its life, are charged to expense as incurred. Gains and losses on dispositions of property and equipment are included in operations.

The estimated useful lives for furniture, fixtures and equipment are seven to ten years. The estimated useful lives for leasehold improvements are the shorter of the estimated useful life of the asset, or the term of the lease, and vary from one year to fifteen years.

Goodwill and Other Intangible Assets

Our impairment testing for goodwill and indefinite-lived intangible assets is performed annually during the fourth quarter. However, we test for impairment between our annual tests if an event occurs or if circumstances change that indicate that the asset would be impaired, or, in the case of goodwill, that the fair value of a reporting unit is below its carrying value. These events or circumstances could include a significant change in the business climate, a change in strategic direction, legal factors, operating performance indicators, a change in the competitive environment, the sale or disposition of a significant portion of a reporting unit, or future economic factors.

Goodwill

Goodwill is initially valued based on the excess of the purchase price of a business combination over the fair value of the acquired net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Intangible assets other than goodwill are initially valued at fair value. When appropriate, we utilize independent valuation experts to advise and assist us in determining the fair value of the identified intangible assets acquired in connection with a business acquisition and in determining appropriate amortization methods and periods for those intangible assets. Any contingent consideration included as part of the purchase is recognized at its fair value on the acquisition date.

Our annual impairment review for goodwill consists of performing a qualitative assessment to determine whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount as a basis for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

determining whether or not further testing is required. We may elect to bypass the qualitative assessment and proceed directly to the two-step process, for any reporting unit, in any period. We can resume the qualitative assessment for any reporting unit in any subsequent period. If we determine, on the basis of qualitative factors, that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, we will then apply a two-step process of determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. When performing the two-step process, if the fair value of the reporting unit exceeds it carrying value, no further analysis or write-down of goodwill is required. In the event the estimated fair value of a reporting unit is less than the carrying value, additional analysis is required. The additional analysis compares the carrying amount of the reporting unit’s goodwill with the implied fair value of the goodwill. The use of external independent valuation experts may be required to assist management in determining the fair value of the reporting unit. The implied fair value of the goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess is recognized, which could significantly and adversely impact reported results of operations and shareholders’ equity. During the fourth quarter of 2016, we performed the first step of the two-step process and determined that the implied fair value of our reporting units exceed their carrying values, and therefore, the second step was not performed and no further analysis or write-down of goodwill is required.

During the third quarter of 2015, due to the declines in our overall financial performance in the United Kingdom, we determined that a triggering event had occurred requiring an impairment evaluation of our goodwill and other intangible assets in the United Kingdom. As a result, during the third quarter of 2015, we recorded non-cash impairment charges of $2.9 million which were comprised of a $1.8 million charge related to the Wage Day trade name, a $0.2 million charge related to the customer relationships acquired as part of the Wage Day acquisition, and a $0.9 million non-cash goodwill impairment charge in our U.K. reporting segment.

For the U.K. reporting unit, the estimated fair value as determined by the Discounted Cash Flow (“DCF”) model was lower than the associated carrying value. As a result, management performed the second step of the impairment analysis in order to determine the implied fair value of the U.K.’s goodwill. The results of the second-step analysis indicated that the implied fair value of goodwill was £17.7 million. Therefore, in 2015, we recorded a non-cash goodwill impairment charge of £0.6 million ($0.9 million). The key assumptions used to determine the fair value of the U.K. reporting unit included the following: (a) the discount rate was 11%; (b) terminal period growth rate of 2.0%; and (c) effective combined tax rate of 20%.

During the 2015 annual review of goodwill, we performed the qualitative assessment for our United States and Canada reporting units. Management concluded that it was not more likely than not that the estimated fair values of these two reporting units were less than their carrying values. As such, no further analysis was required for these reporting units. As part of this annual impairment test in the fourth quarter, we reviewed our analysis done in the third quarter for the United Kingdom and updated projections as appropriate. Management concluded as a result of this analysis that it was not more likely than not that the estimated fair values of the reporting units were less than their carrying values.

The impairment of the goodwill on our U.K. reporting unit resulted primarily from changes to the regulatory environment in the United Kingdom that resulted in management’s downward revision of its cash flow projections for the U.K. reporting unit. The primary driver of decreased volumes in the United Kingdom was the direct result of regulatory changes, primarily the new Financial Conduct Authority (“FCA”) rules that took effect on July 1, 2014, which reduced loan refinancing transactions from three to two and reduced the number of continuous payment authority attempts from three to two. Additionally, the FCA implemented a rate cap on high-cost short-term credit products that took effect on January 2, 2015. This price cap includes three components: 1)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

an initial cap of 0.8% of the outstanding principal per day; 2) a default fee fixed rate of £15; and 3) a total cost of credit cap of 100% of the total amount borrowed applying to all interest, fees and charges. With the imposition of the new rate cap, we ceased offering any new Installment Loan products in the United Kingdom in favor of a new rate capped Single-Pay Loan product. Additionally, the increase in compliance requirements has driven up the administrative costs necessary to operate in the United Kingdom. We modeled the impact of all of these regulatory changes in the projections used in our second-step analysis.

Other Intangible Assets

Our identifiable intangible assets, which resulted from business combinations, consist of trade names, customer relationships, computer software, provincial licenses, franchise agreements and positive leasehold interests.

The “Wage Day” and “Cash Money” trade names were determined to be intangible assets with indefinite lives. Intangible assets with indefinite lives are not amortized and are tested annually for impairment and are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable. Impairment of identifiable intangible assets with indefinite lives occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset’s carrying amount is reduced to its fair value. In the fourth quarter of 2016, we tested these intangible assets with indefinite lives for impairment and concluded that no impairment exists as the fair value of these assets is greater than its carrying amounts.

In our interim analysis during the third quarter of 2015 mentioned above, we estimated the fair value of the Wage Day trade name using the relief-from-royalty method, which utilized several significant assumptions, including management projections of future revenue, a royalty rate, a long-term growth rate, and a discount rate. As these assumptions are largely unobservable, the estimate of fair value is considered to be unobservable within the fair value hierarchy. The significant unobservable inputs included projected revenues with annual growth rates, a royalty rate, a growth rate of 2.0% in the terminal period, and a discount rate of 15%. The carrying value of the Wage Day trade name exceeded its estimated fair value by £1.2 million. Accordingly, we recorded an impairment charge of £1.2 million ($1.8 million) during 2015, which was included in Goodwill and intangible asset impairment charges in our Consolidated Statements of Income.

As part of the annual impairment test in the fourth quarter of 2015, we relied on our analysis done in the third quarter for the Wage Day trade name intangible asset. Management concluded as a result of this analysis that the fair value of the asset was equal to its carrying amount.

Our finite lived intangible assets are amortized over their estimated economic benefit period, generally from three to seven years. These finite lived intangible assets are reviewed for impairment whenever events or changes in circumstances have indicated that the carrying amount of these assets might not be recoverable. If we were to determine that events and circumstances warrant a change to the estimate of an identifiable intangible asset’s remaining useful life, then the remaining carrying amount of the identifiable intangible asset would be amortized prospectively over that revised remaining useful life. Additionally, information resulting from our annual assessment, or other events and circumstances, may indicate that the carrying value of one or more identifiable intangible assets is not recoverable which would result in recognition of an impairment charge. There were no changes in events or circumstances that would cause us to review our finite lived intangible assets for impairment in 2016.

Business Combination Accounting

We have acquired businesses in the past, and we may acquire additional businesses in the future. Business combination accounting requires us to determine the fair value of all assets acquired, including identifiable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

intangible assets, liabilities assumed, and contingent consideration issued in a business combination. The cost of the acquisition is allocated to these assets and liabilities in amounts equal to the estimated fair value of each asset and liability, and any remaining acquisition cost is classified as goodwill. This allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. We engage third-party appraisal firms to assist in fair value determination when appropriate. Our acquisitions may also include contingent consideration, or earn-out provisions, which provide for additional consideration to be paid to the seller if certain future conditions are met. These earn-out provisions are estimated and recognized at fair value at the acquisition date based on projected earnings or other financial metrics over specified periods after the acquisition date. These estimates are reviewed during each reporting period and adjusted based upon actual results. Acquisition-related costs for potential and completed acquisitions are expensed as incurred, and are included in corporate expense in the Consolidated Statements of Income.

Deferred Financing Costs

Deferred financing costs consist of debt issuance costs incurred in obtaining financing. These costs are presented in the balance sheet as a direct reduction from the carrying amount of associated debt, consistent with discounts or premiums. The effective interest rate method is used to amortize the deferred financing costs over the life of the notes and the straight-line method is used to amortize the deferred financing costs of the Non-Recourse U.S. SPV facility.

Financial Instruments

The carrying amounts reflected in the Consolidated Balance Sheets for cash, loans receivable, borrowings under credit facilities and accounts payable approximate fair value due to their short maturities and applicable interest rates. The outstanding borrowings under our credit facilities are variable interest rate debt instruments and their fair value approximates their carrying value due to the borrowing rates currently available to us for debt with similar terms.

Deferred Rent

We have entered into operating lease agreements for store locations and corporate offices, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). In accordance with generally accepted accounting principles, we record monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is charged to Deferred rent which is reflected as a separate line item in the accompanying Consolidated Balance Sheets.

Advertising Costs

Advertising costs are expensed as incurred.

Revenue Recognition

Revenue in the consolidated statements of income includes: interest income, finance charges, CSO fees, late fees and non-sufficient funds fees as permitted by applicable laws and pursuant to the agreement with the customer. We offer a variety of consumer loan products, including payday loans, title loans and signature loans. These loans can be offered as either Single-Pay Loans or Installment Loans. Installment Loans require periodic payments of principal and interest. Installment Loans are fully amortized loans with a fixed payment amount due each period during the term of the loan. We also offer an Open-End Loan product in certain markets. Open-End

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Loans function much like a revolving line-of-credit, whereby the periodic payment is a set percentage of the customer’s outstanding loan balance, and there is no set maturity date. Lending laws in the jurisdictions in which we conduct business determine the repayment terms that can be offered for each of our loan products. Single-Pay Loans require full repayment of principal and interest on the loan’s due date, which typically ranges from 11 to 40 days from the loan’s origination date. The due date is set to coincide with the customer’s pay date.

Installment Loans are payable in periodic payments of principal and accrued interest. Open-End Loans are payable based on a periodic payment that is a set percentage of the customer’s outstanding loan balance. We record revenue from Installment and Open-End Loans on a simple interest basis. Unpaid and accrued interest and fees are included in “Consumer loans receivable, less allowance for loan losses” in the Consolidated Balance Sheets.

Revenues from Single-Pay Loan products are recognized each period on a constant yield basis ratably over the term of each loan. We defer recognition of the unearned fees we expect to collect based on the remaining term of the loan at the end of each reporting period.

Check cashing fees, money order fees and other fees from ancillary products and services are generally recognized at the point-of-sale when the transaction is completed.

Share-Based Compensation

We account for share-based compensation expense for awards to our employees and directors at the estimated fair value on the grant date. The fair value of stock option grants is determined using the Black-Scholes option pricing model, which requires us to make several assumptions including, but not limited to, risk-free interest rate, and the expected volatility of publicly traded stocks from our industry section, which we have determined to include the alternative financial sector. Our expected option term is calculated using the average of the vesting period and the original contractual term. The estimated fair value of share-based awards is recognized as compensation expense on a straight-line basis over the vesting period.

Income Taxes

A deferred tax asset or liability is recognized for the anticipated future tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements and for operating loss and tax credit carryforwards. A valuation allowance is provided when, in the opinion of management, it is more likely than not that some portion or all of a deferred tax asset will not be realized. Realization of the deferred tax assets is dependent on our ability to generate sufficient future taxable income and, if necessary, execution of our tax planning strategies. In the event we determine that future taxable income, taking into consideration tax planning strategies, may not generate sufficient taxable income to fully realize net deferred tax assets, we may be required to establish or increase valuation allowances by a charge to income tax expense in the period such a determination is made. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We follow accounting guidance which prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this guidance, tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. Application of this guidance requires numerous estimates based on available information. We consider many factors when evaluating and estimating our tax positions and tax benefits, and our recognized tax positions and tax benefits may not accurately anticipate actual outcomes. As we obtain additional information, we may need to periodically adjust our recognized tax positions and tax benefits. For additional information related to uncertain tax positions, see Note 13—Income Taxes.

Foreign Currency Translation

The local currencies are considered the functional currencies for our operations in the United Kingdom and Canada. All balance sheet accounts are translated into U.S. dollars at the current exchange rate at each period end. The income statement is translated at the average rates of exchange for the period. We have determined that certain of our intercompany balances are long-term in nature, and therefore, currency translation adjustments related to those accounts are recorded as a component of accumulated other comprehensive income (loss) in the Statements of Stockholders’ Equity. For intercompany balances that are settled on a regular basis, currency translation adjustments related to those accounts are recorded as a component of Other, net in the Consolidated Statements of Income.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31, 2016 and 2015 were as follows:

(in thousands)	December 31, 2016	December 31, 2015
Foreign currency translation adjustment	$(59,652)	$(53,630)
Cash flow hedge	(333)	—

Total	$(59,985)	$(53,630)

Recently Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of associated debt, consistent with discounts or premiums. We adopted the provisions of this ASU in the first quarter of 2016, and reclassified $8.5 million and $5.9 million to “Long-term debt” as of December 31, 2016 and December 31, 2015, respectively. Debt issuance costs had previously been reported as “Deferred financing costs,” a component of long-term assets, in our Consolidated Balance Sheets.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) (“ASU 2014-15”) , which provides new guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements and is intended to enhance the timeliness, clarity and consistency of disclosure concerning such uncertainties. The new guidance requires management to perform assessments, on an interim and annual basis, of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s interim or annual financial statements, as applicable. In addition, entities must provide certain disclosures if there is substantial doubt about the entity’s ability to continue as a going concern. The guidance is effective for annual periods ending after December 15, 2016, and interim periods ending thereafter, with early adoption permitted. The adoption of ASU 2014-15 did not have a material effect on our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Recently Issued Accounting Pronouncements Not Yet Adopted

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The amendments in ASU 2017-04 simplified the goodwill impairment test by eliminating Step 2 of the test which requires an entity to compute the implied fair value of goodwill. Instead, an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, and is limited to the amount of total goodwill allocated to that reporting unit. Under this ASU, an entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The provisions of ASU 2017-04 are effective for an entity’s annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2020. We are currently assessing the impact the adoption of ASU 2017-04 will have on our consolidated financial statements and footnote disclosures.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the definition of a Business (“ASU 2017-01”). The amendments in ASU 2017-01 narrow the definition of a business and provide a framework that gives an entity a basis for making reasonable judgments about whether a transaction involves an asset or a business and provide a screen to determine when a set (an integrated set of assets and activities) is not a business. The screen requires a determination that when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. The amendments provide a framework to assist entities in evaluating whether both an input and a substantive process are present. We are currently assessing the impact the adoption of ASU 2017-01 will have on our consolidated financial statements and footnote disclosures.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held Through Related Parties that are Under Common Control” (“ASU 2016-17”). The amendments affect the evaluation of whether to consolidate a VIE in certain situations involving entities under common control. Specifically, the amendments change the evaluation of whether an entity is the primary beneficiary of a VIE for an entity that is a single decision maker of a variable interest by changing how an entity treats indirect interests in the VIE held through related parties that are under common control with the reporting entity. The guidance in ASU 2016-17 must be applied retrospectively to all relevant periods. ASU 2016-17 will be effective for us beginning January 1, 2017. We are currently assessing the impact the adoption of ASU 2016-17 will have on our consolidated financial statements and footnote disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) (“ASU 2016-15”). The amendments in ASU 2016-15 provide guidance on eight specific cash flow issues, including debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, distributions received from equity method investees and beneficial interests in securitization transactions. ASU 2016-15 will be effective for us beginning January 1, 2019. Early adoption is permitted, including adoption in an interim period. We are assessing the potential impact this ASU will have on our statement of cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). This ASU modifies the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 will be effective for us beginning January 1, 2021. We are currently evaluating the impact this ASU will have on our Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The amendments in ASU 2016-09 simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for us beginning January 1, 2017, with early adoption permitted. We are currently evaluating the impact this ASU will have on our Consolidated Financial Statements.

In February 2016, the FASB issued its new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (i) a lease liability, which is a lessee’s obligation to make lease payment arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged and lessees will no longer be provided with a source of off-balance sheet financing. This ASU is effective for us beginning on January 1, 2020. Early adoption is permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. We are currently evaluating the impact this ASU will have on our Consolidated Financial Statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”) which requires (i) equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, (ii) public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and (iii) separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables). This amendment eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. This amendment is effective for us beginning on January 1, 2019. We are currently evaluating the impact this ASU will have on our Consolidated Financial Statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This amendment eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The new standard becomes effective for us on January 1, 2018. We do not expect that the adoption of this amendment will have a material impact on our Consolidated Financial Statements.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”), which requires an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and eliminates the requirement to retrospectively account for those adjustments. The new standard becomes effective for us on January 1, 2017. Early adoption is permitted. The amendments in this update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this update. We do not expect that the adoption of this new guidance will have a material effect on our Consolidated Financial Statements.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) (“ASU 2015-14”), which deferred the effect date of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to annual reporting periods beginning after December 15, 2018 for entities other than public business entities, certain not-for-profit entities, and certain employee benefit plans. In May 2014, the FASB issued ASU 2014-09 which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The guidance is effective for us beginning January 1, 2019. We have not yet determined the potential effects on the Consolidated Financial Statements, if any.

NOTE 2—PREPAID EXPENSES AND OTHER

Prepaid expenses and other current assets at December 31, 2016 and 2015 were are follows:

(in thousands)	December 31, 2016	December 31, 2015
Settlements due from third-party lenders	$18,576	$16,876
Fees receivable for third-party loans	9,181	8,914
Prepaid expenses	5,892	5,201
Other current assets	5,599	2,485

Total	$39,248	$33,476

NOTE 3—PROPERTY AND EQUIPMENT

The classification of property and equipment is as follows:

(in thousands)	December 31, 2016	December 31, 2015
Leasehold improvements	$122,419	$116,703
Furniture, fixtures and equipment	35,060	30,345

Property and equipment, gross	157,479	147,048
Less accumulated depreciation	(61,583)	(47,341)

Property and equipment, net	$95,896	$99,707

Depreciation expense for the years ended December 31, 2016 and 2015 was $15.4 million and $14.5 million, respectively.

NOTE 4—GOODWILL AND INTANGIBLES

The change in the carrying amount of goodwill, by operating segment, for 2016 and 2015 was as follows:

(in thousands)	U.S.	U.K.	Canada	Total
Balance as of January 1, 2015	$91,131	$28,577	$33,102	$152,810
Impairment	—	(905)	—	(905)
Foreign currency translation	—	(1,475)	(5,395)	(6,870)

Balance as of December 31, 2015	91,131	26,197	27,707	145,035
Foreign currency translation	—	(4,315)	834	(3,481)

Balance as of December 31, 2016	$91,131	$21,882	$28,541	$141,554

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Identifiable intangible assets as of December 31, 2016 and 2015 consisted of the following:

	2016		2015
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trade name	$25,046	$12	$25,676	$634
Customer relationships	26,411	23,603	27,710	23,174
Computer software	16,429	13,370	15,440	12,322
Provincial licenses	372	372	361	361
Franchise agreements	298	298	289	289
Positive leasehold interests	15	15	11	11

Balance, end of year	$68,571	$37,670	$69,487	$36,791

As a result of our 2015 analysis of the Wage Day trade name intangible asset, we recorded an impairment charge of £1.2 million ($1.8 million). These amounts are included in Goodwill and intangible asset impairment charges in our Consolidated Statements of Income.

As a result of our 2015 analysis of the customer relationship intangible asset associated with the Wage Day acquisition, we recorded an impairment charge of £0.1 million ($0.2 million). These amounts are included in Goodwill and intangible asset impairment charges in our Consolidated Statements of Income.

Our identifiable intangible assets are amortized using the straight-line method over the estimated remaining useful lives, except for the Wage Day and Cash Money trade name intangible assets, which were determined to have indefinite lives and are not amortized. The estimated useful lives for our other intangible assets range from 1 to 8 years. Aggregate amortization expense related to identifiable intangible assets was $3.5 million and $4.6 million for the years ended December 31, 2016 and 2015, respectively.

The following table outlines the estimated future amortization expense for the next five years related to intangible assets held at December 31, 2016:

(in thousands)
Year ending December 31, 2017	$2,296
2018	1,987
2019	1,389
2020	161
2021	7

NOTE 5—RESTRICTED CASH

At December 31, 2016 and 2015 we had $23.8 million and $28.3 million, respectively, on deposit in collateral accounts with financial institutions. At December 31, 2016, $5.1 million and $18.7 million were included as a component of Restricted cash and Prepaid expenses and other, respectively, in our Consolidated Balance Sheets. At December 31, 2015, approximately $11.8 million and $16.5 million were included as a component of Restricted cash and Prepaid expenses and other, respectively, in our Consolidated Balance Sheets.

As a result of the securitization program that commenced in 2016 and disclosed in Note 10—Long-Term Debt, $2.8 million was included as Restricted cash of consolidated VIE in our Consolidated Balance Sheets at December 31, 2016.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—LOANS RECEIVABLE AND REVENUE

Unsecured and Secured Installment revenue includes interest income and non-sufficient-funds or returned-items fees on late or defaulted payments on past-due loans (collectively, ‘late fees’). Late fees comprise less than one-half of one percent of Installment revenues.

Open-End revenues include interest income on outstanding revolving balances and other usage or maintenance fees as permitted by underlying statutes.

Single-Pay revenues represent deferred presentment or other fees as defined by the underlying state, provincial or national regulations.

The following table summarizes revenue by product for the periods indicated:

	Year Ended December 31,
(dollars in thousands)	2016	2015
Unsecured Installment	$330,713	$314,383
Secured Installment	81,453	86,325
Open-End	66,948	51,311
Single-Pay	313,276	321,597
Ancillary	36,206	39,515

Total revenue	$828,596	$813,131

Loans receivable consisted of the following:

	December 31, 2016
(dollars in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Total
Current loans receivable	$90,487	$102,090	$63,157	$30,462	$286,196
Delinquent loans receivable	—	—	—	—	—

Total loans receivable	90,487	102,090	63,157	30,462	286,196
Less: allowance for losses	(5,501)	(17,775)	(10,737)	(5,179)	(39,192)

Loans receivable, net	$84,986	$84,315	$52,420	$25,283	$247,004

Loans receivable consisted of the following:

	December 31, 2015
(dollars in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Total
Current loans receivable	$104,258	$67,647	$54,361	$25,914	$252,180
Delinquent loans receivable	—	—	—	—	—

Total loans receivable	104,258	67,647	54,361	25,914	252,180
Less: allowance for losses	(8,313)	(10,603)	(9,209)	(4,823)	(32,948)

Loans receivable, net	$95,945	$57,044	$45,152	$21,091	$219,232

In order to manage our portfolio of consumer loans effectively, we utilize a variety of proprietary underwriting criteria, monitor the performance of the portfolio, and maintain either an allowance or accrual for

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the portfolio. We have defined our portfolio segment as consumer loans. We do not specifically reserve for any individual loan but rather segregate loans into separate pools based upon loan portfolios containing similar risk characteristics. The portfolios include balances outstanding from all consumer loans, including short-term single payment loans and installment loans. In addition, we maintain an accrual for losses related to loans guaranteed under our CSO programs. Because our revenue from consumer lending activities is generated through a high volume of small-dollar transactions, our exposure to loss from a single customer transaction is minimal. Increases in our allowance, net of charge-offs and recoveries, are recorded as a Provision for losses in our Consolidated Statements of Income. Recoveries on loans previously charged to the allowance are credited to the allowance when collected.

Our Unsecured Installment, Secured Installment and Open-End Loans are typically for larger amounts than the single pay loans. Unsecured Installment Loans are for a duration of up to 48 months, and Secured Installment Loans for a duration of up to 42 months; and Open-End Loans have an indefinite term. Unsecured Installment and Secured Installment Loans are considered delinquent and charged-off when a payment has not been made on the due date.

Our Single-Pay Loans are typically small dollar loans, and generally are for a term of up to 62 days. The entire amount of principal and interest is due at the end of the loan term. Single-Pay Loans are considered delinquent and charged-off when a payment has not been made on the due date.

When evaluating the adequacy of our allowance for loan losses we consider both quantitative and qualitative factors which include: the review of subsequent receipts; a review of current period charge offs, net of recoveries, as a percentage of revenues; the impact of new loan products; changes to underwriting criteria or lending policies; new store development or entrance into new markets; changes in regulations or laws; recent credit trends; and general economic conditions. The accuracy of our allowance estimates is dependent upon several factors, including our ability to predict future default rates based on historical trends and expected future events.

Although the balance is not part of our allowance for loan losses, the process for evaluating and estimating credit risk for the loans guaranteed under our CSO programs is similar to that of our consumer loan portfolio because CSO loans are offered as single pay or installment products, and are therefore evaluated in a manner similar to our Single-Pay or Installment Loans. The liability for estimated losses related to loans guaranteed under our CSO programs is initially recorded at fair value and is included in “Credit service organization guarantee liability” in the consolidated balance sheets.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes the activity in the allowance for loan losses during the year ended December 31, 2016:

	Year Ended December 31, 2016
(dollars in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$8,313	$10,603	$9,209	$4,823	$—	$32,948
Charge-offs	(225,066)	(165,843)	(145,160)	(86,586)	(5,786)	(628,441)
Recoveries	157,398	120,446	128,886	62,859	3,671	473,260

Net charge-offs	(67,668)	(45,397)	(16,274)	(23,727)	(2,115)	(155,181)
Provision for losses	64,919	52,776	17,802	24,083	2,115	161,695
Effect of foreign currency translation	(63)	(207)	—	—	—	(270)

Balance, end of period	$5,501	$17,775	$10,737	$5,179	$—	$39,192

Allowance for loan losses as a percentage of gross loan receivables	6.1%	17.4%	17.0%	17.0%	N/A	13.7%

Summary of the activity in the CSO guarantee liability during the year ended December 31, 2016:

	Year Ended December 31, 2016
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Total
Balance, beginning of period	$334	$15,910	$1,507	$17,751
Charge-offs	(17,379)	(164,853)	(16,930)	(199,162)
Recoveries	4,807	83,112	13,950	101,869

Net charge-offs	(12,572)	(81,741)	(2,980)	(97,293)
Provision for losses	12,512	81,461	2,621	96,594

Balance, end of period	$274	$15,630	$1,148	$17,052

The following table summarizes the activity in the allowance for loan losses and the CSO guarantee liability, in total, during the year ended December 31, 2016.

	Year Ended December 31, 2016
	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$8,647	$26,513	$10,716	$4,823	$—	$50,699
Charge-offs	(242,445)	(330,696)	(162,090)	(86,586)	(5,786)	(827,603)
Recoveries	162,205	203,558	142,836	62,859	3,671	575,129

Net charge-offs	(80,240)	(127,138)	(19,254)	(23,727)	(2,115)	(252,474)
Provision for losses	77,431	134,237	20,423	24,083	2,115	258,289
CTA	(63)	(207)	—	—	—	(270)

Balance, end of period	$5,775	$33,405	$11,885	$5,179	$—	$56,244

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes the activity in the allowance for loan losses during the year ended December 31, 2015:

	Year Ended December 31, 2015
(dollars in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$8,312	$8,680	$8,726	$3,969	$—	$29,687
Charge-offs	(277,932)	(119,704)	(134,159)	(57,960)	(6,348)	(596,103)
Recoveries	171,126	70,485	117,419	48,545	3,820	411,395

Net charge-offs	(106,806)	(49,219)	(16,740)	(9,415)	(2,528)	(184,708)
Provision for losses	107,458	51,170	17,223	10,269	2,528	188,648
Effect of foreign currency translation	(651)	(28)	—	—	—	(679)

Balance, end of period	$8,313	$10,603	$9,209	$4,823	$—	$32,948

Allowance for loan losses as a percentage of gross loan receivables	8.0%	15.7%	16.9%	18.6%	N/A	13.1%

Summary of the activity in the CSO guarantee liability during the year ended December 31, 2015.

	Year Ended December 31, 2015
(in thousands)	Single-Pay	Installment Unsecured	Installment Secured	Total
Balance, beginning of period	$—	$15,187	$1,439	$16,626
Charge-offs	(162)	(163,960)	(20,415)	(184,537)
Recoveries	300	75,225	17,575	93,100

Net charge-offs	138	(88,735)	(2,840)	(91,437)
Provision for losses	196	89,458	2,908	92,562

Balance, end of period	$334	$15,910	$1,507	$17,751

The following table summarizes the activity in the allowance for loan losses and the CSO guarantee liability, in total, during the year ended December 31, 2015.

	Year Ended December 31, 2015
	Single-Pay	Installment Unsecured	Installment Secured	Open-End	Other	Total
Balance, beginning of period	$8,312	$23,867	$10,165	$3,969	$—	$46,313
Charge-offs	(278,094)	(283,664)	(154,574)	(57,960)	(6,348)	(780,640)
Recoveries	171,426	145,710	134,994	48,545	3,820	504,495

Net charge-offs	(106,668)	(137,954)	(19,580)	(9,415)	(2,528)	(276,145)
Provision for losses	107,654	140,628	20,131	10,269	2,528	281,210
CTA	(651)	(28)	—	—	—	(679)

Balance, end of period	$8,647	$26,513	$10,716	$4,823	$—	$50,699

NOTE 7—CREDIT SERVICES ORGANIZATION

The CSO fee receivable amounts under our CSO programs were $9.2 million and $8.9 million at December 31, 2016 and 2015, respectively. As noted, we bear the risk of loss through our guarantee to purchase any defaulted customer loans from the lenders. The terms of these loans range from six to eighteen months. This guarantee represents an obligation to purchase specific loans that go into default. (See Note 1 for a description of our accounting policies.) As of December 31, 2016 and 2015, the maximum amount payable under all such

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

guarantees was $59.6 million and $52.0 million, respectively. Should we be required to pay any portion of the total amount of the loans we have guaranteed, we will attempt to recover the amount we pay from the customers. We hold no collateral in respect of the guarantees. The initial measurement of this guarantee liability is recorded at fair value and reported in the Credit services organization guarantee liability line in our Consolidated Balance Sheets. The fair value of the guarantee is measured by assessing the nature of the loan products, the credit worthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, and historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Our guarantee liability was $17.1 million and $17.8 million at December 31, 2016 and 2015, respectively.

We have placed $18.7 million and $16.5 million in collateral accounts for the lenders at December 31, 2016 and 2015, respectively, which is reported in Prepaid expenses and other in the Interim Consolidated Balance Sheets. The balances required to be maintained in these collateral accounts vary based upon lender, but are typically based on a percentage of the outstanding loan balances held by the lender. The percentage of outstanding loan balances required for collateral is defined within the terms agreed to between us and each such lender.

NOTE 8—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2016 and 2015 were as follows:

(in thousands)	December 31, 2016	December 31, 2015
Trade accounts payable	$18,588	$17,107
Money orders payable	7,356	7,771
Accrued taxes, other than income taxes	447	406
Accrued payroll and fringe benefits	14,621	15,526
Reserve for store closure costs	1,258	1,972
Other accrued liabilities	393	368

Total	$42,663	$43,150

NOTE 9—RESTRUCTURING COSTS

Impairments, store closure and severance costs for the year ended December 31, 2016 were as follows:

(in thousands)	Year Ended December 31, 2016	Year Ended December 31, 2015
Lease obligations and related costs	$1,620	$1,711
Write-down and loss on disposal of fixed assets	772	2,253
Severance costs	1,226	327

Ending balance	$3,618	$4,291

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Activity for the closed store reserve for the year ended December 31, 2016 was as follows:

(in thousands)	Year Ended December 31, 2016
Beginning balance	$1,972
Additions and adjustments	2,812
Payments and write-downs	(3,526)

Ending balance	$1,258

Closed store reserves of $1.3 million are included in the “Accounts payable and accrued liabilities” line item on the accompanying Consolidated Balance Sheets at December 31, 2016.

In July 2016, we eliminated 35 Corporate positions in our Canadian headquarters. The eliminated positions, primarily Finance and IT, comprised 49% of total Corporate headcount in Canada and represented approximately $2.5 million in annualized salaries and benefits costs. The transition of the related duties to our U.S. headquarters was completed in the third quarter of 2016. Total related severance cost, the majority of which was statutory, was approximately $1.2 million, and is included in Restructuring costs in our Consolidated Statements of Income for the year ended December 31, 2016. At December 31, 2016 we have accrued $0.4 million of expense for estimated severance payments yet to be paid.

During 2016 we closed 7 underperforming acquired Money Box stores in Texas and determined that we were unable to reopen a Missouri store that was damaged by a fire. Our 2016 results include $1.4 million of charges related to these store closures primarily consisting of certain lease obligations and the write-down and loss on the disposal of fixed assets.

In December 2015, we closed ten store locations in the United Kingdom as part of an overall plan to reduce operating losses in the wake of ongoing regulatory and market changes in the United Kingdom. These stores were all closed in December. Our 2015 results include $4.3 million of charges relating to these store closures primarily consisting of certain lease obligations, write-down and loss on disposal of fixed assets, and severance costs associated with these locations. Our 2016 results include $1.0 million of charges related to these store closures primarily consisting of adjustments to lease obligations associated with these locations.

NOTE 10—LONG-TERM DEBT

Long-term debt (net of deferred financing costs) consisted of the following:

(in thousands)	December 31, 2016	December 31, 2015
May 2011 10.75% senior secured notes	$223,164	$246,692
May 2012 10.75% senior secured notes	89,734	89,406
February 2013 10.75% senior secured notes	101,184	101,937
February 2013 cash pay notes	124,365	123,640
Non-Recourse U.S. SPV facility	63,054	—
ABL facility	23,406	—
Revolving credit facility	—	8,050

Total long-term debt, including current portion	624,907	569,725
Current maturities of long-term debt	147,771	8,050

Long-term debt	$477,136	$561,675

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Senior Secured Notes

On May 12, 2011, in connection with the acquisition of Cash Money, CURO Intermediate Holdings Corp. (“Intermediate”) issued and sold $250.0 million aggregate principal amount 10.75% senior secured notes due May 15, 2018 (the “May 2011 Senior Secured Notes”). The Senior Secured Notes were issued at par. Interest on the Notes is payable semi-annually, in arrears, on May 15 and November 15 of each year, beginning on November 15, 2011.

In accordance with the terms of the Notes, we used the net proceeds from the $250.0 million offering to finance our acquisition of Cash Money Group, Inc., to refinance our existing indebtedness, to fund the liquidation value of our Series A Participating Preferred Stock, to pay fees and expenses in connection with the transaction, and to fund an incremental $16.2 million to the balance sheet.

In connection with this debt offering and amendments to the Credit Agreement, in 2011 we capitalized financing costs of approximately $9.6 million, the balance of which are included in the Consolidated Balance Sheets as a direct reduction of “Long-term debt,” and are being amortized over the term of the May 2011 Senior Secured Notes and included as a component of interest expense.

On September 29, 2016, CURO Intermediate Holdings Corp. purchased $25.1 million of outstanding May 2011 10.75% Senior Secured Notes at 71.25% of the principal, plus accrued and unpaid interest of $1.0 million via an open-market purchase. A gain on extinguishment of $7.0 million related to the discount on repurchase, net of the unamortized deferred financing costs and fees, was recognized in the year ended December 31, 2016.

On May 14, 2012, Intermediate issued and sold $90.0 million aggregate principal amount of 10.75% Senior Secured Notes due 2018 (the “May 2012 Senior Secured Notes”). The May 2012 Senior Secured Notes were issued under the same indenture, dated May 12, 2011, as the May 2011 Senior Secured Notes.

In accordance with the terms of the Notes, we used the net proceeds from the $90.0 million offering to finance our acquisition of The Money Store, L.P., a Texas limited partnership which operated as The Money Box® Check Cashing for approximately $26.1 million in August 2012. The remaining cash was used to fund working capital growth and for other general corporate purposes.

The May 2012 Senior Secured Notes were issued at 101.75% of their face value for total proceeds of $91.6 million, with an effective interest rate of 10.35%. The original issue premium (OIP) was $1.6 million, which is the difference between the stated principal amount and the issue price. The OIP is included in the Consolidated Balance Sheets as a component of “Long-term debt,” and is being amortized over the term of the May 2012 Senior Secured Notes using the effective interest rate method and reported as an offset to non-cash interest expense. Interest on the May 2012 Senior Secured Notes is payable semi-annually, in arrears, on May 15 and November 15 of each year, beginning on November 15, 2012.

In connection with this debt offering and the increase to our U.S. Revolving Credit Facility, in 2012 we incurred $3.5 million of financing costs, the balance of which are included in the Consolidated Balance Sheets as a direct reduction of “Long-term debt.” The deferred financing costs are being amortized over the term of the May 2012 Senior Secured Notes and included as a component of interest expense.

On February 8, 2013, Intermediate issued and sold $100.0 million aggregate principal amount of 10.75% Senior Secured Notes due 2018 (the “February 2013 Senior Secured Notes”). The February 2013 Senior Secured Notes were issued under the same indenture, dated May 12, 2011, and the same terms as the May 2011 and May 2012 Senior Secured Notes.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In accordance with the terms of the Notes, we used the net proceeds from the $100.0 million offering to finance our acquisition of Wage Day Advance, Limited for approximately $80.9 million in February 2013. The remaining cash was used for general corporate purposes.

The February 2013 Senior Secured Notes were issued at 106.25% of their face value for total proceeds of $106.2 million, with an effective interest rate of 9.24%. The original issue premium (OIP) was $6.2 million, which is the difference between the stated principal amount and the issue price. The OIP is included in the Consolidated Balance Sheets as a component of “Long-term debt,” and is being amortized over the term of the February 2013 Senior Secured Notes using the effective interest rate method and reported as an offset to non-cash interest expense. Interest on the February 2013 Senior Secured Notes is payable semi-annually, in arrears, on May 15 and November 15 of each year, beginning on May 15, 2013.

In connection with this incremental borrowing in 2013, we incurred $2.9 million of financing costs, the balance of which are included in the Consolidated Balance Sheets as a direct reduction of “Long-term debt.” The deferred financing costs are being amortized over the term of the February 2013 Senior Secured Notes and included as a component within interest expense.

Cash Pay Notes

On February 14, 2013, Speedy Group issued $125.0 million 12.00% Senior Cash Pay Notes due November 15, 2017 (“February 2013 Cash Pay Notes”). The majority of the proceeds from this offering were used to fund a $116.9 million dividend to the stockholders on February 14, 2013. In connection with this borrowing, we incurred $3.4 million of financing costs, the balance of which are included in the Consolidated Balance Sheets as a direct reduction of “Long-term debt.” The deferred financing costs are being amortized over the term of the February 2013 Cash Pay notes and included as a component of interest expense.

Ranking and Guarantees

The May 2011 Senior Secured Notes, May 2012 Senior Secured Notes, and the February 2013 Senior Secured Notes (collectively, the “Notes”) rank senior in right of payment to all of our and our guarantor entities’ existing and future subordinated indebtedness and equal in right of payment with all our and our guarantor entities’ existing and future senior indebtedness of the Company, including borrowings under our revolving credit facilities. Pursuant to our Intercreditor Agreement, the Notes and the guarantees will be effectively subordinated to our credit facilities and certain other indebtedness to the extent of the value of the assets securing such indebtedness and to liabilities of our subsidiaries that are not guarantors.

The Notes are secured by liens on substantially all of our and the guarantors’ assets, subject to certain exceptions. On or after May 15, 2015, we are able to redeem some or all of the Notes at a premium that will decrease over time, plus accrued and unpaid interest, if any to the applicable date of redemption. Prior to May 15, 2015, we were able to redeem the Notes, in whole or in part, by paying a “make-whole” premium.

The February 2013 Cash Pay Notes are unsecured obligations of Speedy Group. Interest on the Senior Cash Pay Notes is payable semiannually, in arrears, on May 15 and November 15 of each year, beginning on May 15, 2013. Interest payments are funded from dividend payments made to Speedy Group by Speedy Holdings and its subsidiaries. Dividend payments made by Speedy Holdings to Speedy Group are dependent upon Speedy Holdings’ ability to generate sufficient dividend paying capacity. Under the terms of Speedy Holdings’ indenture agreement, dividends and other restrictive payments are generally limited to 50% of consolidated net income, as defined in the agreement.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Non-Recourse U.S. SPV Facility

On November 17, 2016, CURO Receivables Finance I, LLC, a Delaware limited liability company (the “SPV Borrower”) and a wholly-owned subsidiary, entered into a five-year revolving credit facility with Victory Park Management, LLC and certain other lenders that provides for an $80.0 million term loan and $45.0 million of initial revolving borrowing capacity, with the ability to expand such revolving borrowing capacity over time and an automatic expansion to $70.0 million on the six month anniversary of the closing date, (our “Non-Recourse U.S. SPV Facility”). Our Non-Recourse U.S. SPV Facility is secured by a first lien against assets of the SPV Borrower, which is a special purpose vehicle holding certain receivables originated by the operating entities of Intermediate and CURO Receivables Holdings I, LLC, a Delaware limited liability company (“Holdings”) which is a holding company that owns the equity of the SPV Borrower. The lender advances to the SPV Borrower 80% of the principal balance of the eligible installment loans that we sell to the SPV Borrower, which serve as collateral for the lender. As customer loan payments come into the SPV Borrower, such payments are subjected to a conventional priority-of-payment waterfall provided the loan-to-value doesn’t exceed 80%. The loans will bear interest at an annual rate of up to 12.0% plus the greater of (x) 1.0% per annum and (y) the three-month LIBOR. The SPV Borrower also pays a 0.50% per annum commitment fee on the unused portion of the commitments. Revolving commitment terminations and voluntary prepayments of term loans made prior to the 30th month anniversary of the closing date are subject to a fee equal to 3.0% of the amount of revolving loans commitments terminated or term loans voluntarily prepaid. This facility matures in 2021.

ABL Facility

On November 17, 2016, CURO Intermediate entered into a six-month recourse credit facility with Victory Park Management, LLC and certain other lenders which provides for $25.0 million of borrowing capacity, (our “ABL Facility”). Our ABL Facility is secured by a first lien against our assets and the assets of CURO Intermediate and its domestic subsidiaries. The lender advances to CURO Intermediate 80% of the principal balance of the eligible installment loans held by CURO Intermediate and its guarantor subsidiaries. As customer loan payments come into CURO Intermediate and its guarantor subsidiaries, such payments are subjected to a conventional priority-of-payment waterfall provided the loan-to-value doesn’t exceed 80%. The loans will bear interest at an annual rate of up to 8.0% plus the greater of (x) 1.0% per annum and (y) the three-month LIBOR. The ABL Facility provides that CURO Intermediate pays a 0.50% per annum commitment fee on the unused portion of the commitments and a 4.0% per annum monitoring fee on the loans outstanding. Commitment terminations and voluntary prepayments of loans made prior to the 30th month anniversary of the closing date of the ABL Facility are subject to a fee equal to 3.0% of the amount of revolving loans commitments terminated or loans voluntarily prepaid. The ABL Facility matured and was fully converted to the SPV facility in 2017.

We are required to evaluate the SPV Borrower for consolidation as it is a variable interest entity (VIE). We have the ability to direct the activities of the VIE that most significantly impact the economic performance of the entity as the servicer of the securitized loan receivables. Additionally, we have the right to receive residual payments, which exposes the Company to potentially significant losses and returns. Accordingly, we determined that we are the primary beneficiary of the VIE and are required to consolidate this VIE.

Therefore, the financial results of the SPV Borrower are consolidated in this report and all inter-company transactions have been eliminated. See Note 22—Condensed Consolidating Financial Information for detail.

As of December 31, 2016, the outstanding borrowings under the Non-Recourse U.S. SPV Facility were $68.9 million, consisting of $68.3 million of principal and $0.6 million of accrued interest. As of December 31, 2016, the outstanding borrowings under the ABL Facility were $23.6 million, consisting of $23.4 million of principal and $0.2 million of accrued interest. Unamortized issuance costs related to these borrowings at

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2016 were $5.3 million. The total interest expense recognized for the year ended December 31, 2016 was $0.9 million, of which $0.1 million represented the non-cash amortization of the deferred financing costs.

The assets that are used to secure our Non-Recourse U.S. SPV Facility borrowings are classified as part of Consumer loans receivables and Restricted cash as noted in our Consolidated Balance Sheets.

Revolving Credit Facility

On May 10, 2016 we entered into a third amendment to our U.S. Revolving Credit facility. The amendment (a) extended the maturity of our U.S. Revolving Credit Facility to August 31, 2016; (b) reduced the commitment thereunder to $10.0 million; (c) eliminated the requirement that we pay an unused line fee for the unused portion of the commitment; and (d) provided that we would make no further requests for loans or letters of credit thereunder. On August 31, 2016 this facility expired.

The weighted average interest rate on the $8.1 million of variable debt outstanding at December 31, 2015 was approximately 7.0%. There was no variable rate debt outstanding at December 31, 2016.

We also maintain cash collateral of $0.5 million with Jefferies LLC, as issuing bank for our letters of credit, in respect of a letter of credit issued at our request.

Cash Money Credit Facility

On November 4, 2011, Cash Money entered into a C$7.5 million revolving credit facility (“Cash Money Revolving Credit Facility”) which will afford us an additional element of liquidity to meet the short-term working capital needs of our Canadian operations. Aggregate draws on the Cash Money Revolving Credit Facility are limited to the lesser of: 1) the borrowing base, which is defined as a percentage of cash, deposits in transit and accounts receivable, and 2) C$7.5 million.

The Cash Money Revolving Credit Facility is collateralized by substantially all of Cash Money’s assets and contains various covenants that include, among other things, that the aggregate borrowings outstanding under the facility not exceed the borrowing base, restrictions on the encumbrance of assets and the creation of indebtedness. Borrowings under the Cash Money Revolving Credit Facility are subject to compliance with these covenants.

Borrowings under the Cash Money Revolving Credit Facility bear interest (per annum) at Royal Bank of Canada Prime (“RBC prime”) plus 1.95%. In order to determine the amount available for borrowings under the Cash Money Revolving Credit Facility, the balance available is reduced by any amounts outstanding and C$0.3 million in outstanding letters of credit. At December 31, 2016 and 2015, we had no outstanding borrowings under this facility.

Future Maturities of Long-Term Debt

Our Notes mature in May 2018. We may from time to time explore opportunities to (i) secure additional financing through a revolving credit facility; (ii) secure additional senior secured or other asset-backed financing; and (iii) refinance, redeem, repurchase or restructure outstanding Notes; and (iv) review strategic alternatives.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Annual maturities of outstanding long-term debt (before deferred financing costs and premiums) for each of the five years after December 31, 2016 are as follows:

(in thousands)	Amount
2017	$148,406
2018	414,882
2019	—
2020	—
2021	68,311

$631,599

Subordinated Shareholder Debt

As part of the acquisition of Cash Money in 2011, we issued an Escrow Note to the Seller which provided us indemnification for certain claims. The balance of this note at December 31, 2016 and 2015 was $2.2 million. This note bears interest at 10.0% per annum, and quarterly interest payments are due until the note matures in May 2019.

Debt offering—Subsequent Event

On February 15, 2017, CFTC issued $470.0 million 12.00% Senior Secured Notes due March 1, 2022. Interest on the notes is payable semiannually, in arrears, on March 1 and September 1 of each year, beginning on September 1, 2017. The proceeds from the Notes were used, together with available cash, to (i) redeem the outstanding 10.75% Senior Secured Notes due 2018 of our wholly-owned subsidiary, CURO Intermediate, (ii) redeem our outstanding 12.00% Senior Cash Pay Notes due 2017, and (iii) pay fees, expenses, premiums and accrued interest in connection with the offering.

NOTE 11—STOCKHOLDERS’ EQUITY

Stockholders’ Equity

In connection with the formation of CURO in 2013, the stockholders entered into an Investor Rights Agreement. Under the Investor Rights Agreement, one of CURO investors, Freidman Fleisher & Lowe Capital Partners II, L.P. (and its affiliated funds, the “FFL Holders”), may request, any time after the sixth anniversary of their initial investment in the Company (which occurred in September 2008), that the Company repurchase their shares on terms to be negotiated by the parties in good faith. If no agreement can be reached on the repurchase terms, the FFL Holders can request that the Company be solicited for sale of all of its capital.

Common Stock

We have authorized 2 million shares of common stock. As of December 31, 2016 and 2015, we had issued 1,052,632 shares of common stock.

In connection with the 2011 acquisition of Cash Money, the Company issued 52,632 of its common stock to the J.P. Genova Family Trust as partial consideration to the Seller. The shares represented 5% of our outstanding common equity and $13.0 million of the purchase price.

In connection with the adoption of the 2010 Equity Incentive Plan (the “Plan”), we reserved for issuance under the Plan and for issuance upon exercise of the stock options under the Plan, 50,000 shares of common stock. In 2013, the Plan was amended to increase the number of shares available for issuance to 60,000 shares.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12—SHARE-BASED COMPENSATION

The 2010 Equity Incentive Plan (the “Plan”) was originally approved by the Company’s shareholders in November 2010, and amended in December 2013. The Plan provides for the issuance of up to 60,000 shares, subject to certain adjustment provisions described in the Plan. The Plan provides for the granting of stock options, restricted stock, and stock grants. Awards may be granted to employees, consultants and directors of the Company. The Plan provides that shares of Class B common stock subject to awards granted become available for issuance if such awards expire, terminate, are canceled for any reason, or are forfeited by the recipient. Pursuant to the formation of CURO, all of the rights and obligations under the stock option agreements were transferred from CFTC. Thus, the outstanding and unexercised options now represent an option to purchase the same number of shares of common stock of CURO at the same exercise price and on the same terms and conditions as provided in the original option agreement. No awards may be granted after November 30, 2020.

Stock options are awards which allow the grantee to purchase shares of our common stock at prices equal to the fair value at the date of grant. The stock options that have been granted under the Plan thus far all vest at a rate of 20% per year over a 5-year period, have a term of 10 years and are subject to limitations on transferability.

We measure the cost of share-based compensation at fair value on the grant date and recognize such cost in the financial statements on a straight-line basis over the requisite service period of the awards. For the year ended December 31, 2016, the fair value of each stock option grant was estimated at the date of the grant using a Black-Scholes option pricing model based on the following assumptions: risk free interest rate of 1.9%, expected term of options of 6.0 years, expected volatility of 44.7% and no expected dividends. There were no awards granted in 2015.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by individuals who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company. We have estimated the expected term of our stock options using a formula considering the weighted average vesting term and the original contract term. The expected volatility is estimated based upon the historical volatility of publicly traded stocks from our industry sector (the alternative financial services sector). The expected risk-free interest rate is based on an average of various U.S. Treasury rates. The Company estimates forfeitures at the grant date based on its historical forfeiture rates.

Share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized on a straight-line basis over the requisite service period. See Note—1 for additional information.

The following table summarizes the Company’s stock option activity for the year ended December 31, 2016:

	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	53,323	$84.18
Granted	12,828	131.61
Exercised	—	—
Forfeited	(13,948)	75.05

Outstanding at end of year	52,203	$98.27

Options vested at end of year	34,402	$81.75

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Share-based compensation expense, which is included in the Consolidated Statements of Income as a component of Corporate expenses, was $1.1 million, ($0.7 million net of related taxes) and $1.3 million, ($0.8 million net of related taxes) for the years ended December 31, 2016 and 2015, respectively. Total unrecognized compensation expense related to stock options at December 31, 2016 was $0.8 million, which will be recognized over a weighted-average period of 3.8 years. At December 31, 2016, the intrinsic value of stock options outstanding was $2.1 million and the intrinsic value of vested stock options was $1.9 million.

NOTE 13—INCOME TAXES

Income tax expense (benefit) is comprised of the following for the years ended December 31, 2016 and 2015 as follows:

(in thousands)	2016	2015
Current tax provision
Federal	$24,508	$8,716
State	5,495	486
Foreign	13,254	11,146

Total current provision	43,257	20,348

Deferred tax provision (benefit)
Federal	186	(1,167)
State	(134)	(221)
Foreign	(732)	(855)

Total deferred tax benefit	(680)	(2,243)

Total provision for income taxes	$42,577	$18,105

As of December 31, 2016, the Company had not provided U.S. tax on its cumulative undistributed foreign earnings of $112.8 million. The Company intends to reinvest its foreign earnings indefinitely in its non-U.S. operations. If the earnings were distributed to the United States, the Company would be subject to estimated U.S. taxes of approximately $50.8 million. In the event the earnings were distributed to the United States, the Company would adjust its income tax provision for the period and would determine the amount of credit for foreign tax credit that would be available to reduce the U.S. tax liability.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The sources of deferred income tax assets (liabilities) are summarized as follows at December 31, 2016 and 2015:

(in thousands)	2016	2015
Deferred tax assets related to:
Loans receivable	$8,142	$7,511
Accrued expenses and other reserves	8,630	9,013
Compensation accruals	4,387	3,762
Deferred revenue	247	365
State and provincial net operating loss carryforwards	516	593
Foreign net operating loss and capital loss carryforwards	12,953	12,449
Tax credit carryforwards	284	—

Gross deferred tax assets	35,159	33,693
Less: valuation allowance	(14,072)	(13,097)

Net deferred tax assets	21,087	20,596

Deferred tax liabilities related to:
Property and equipment	(5,564)	(7,153)
Goodwill and other intangible assets	(17,015)	(15,549)
Prepaid expenses and other assets	(186)	(255)

Gross deferred tax liabilities	(22,765)	(22,957)

Net deferred tax liabilities	$(1,678)	$(2,361)

Deferred tax assets and liabilities are included on the following line items in the Consolidated Balance Sheets at December 31, 2016 and 2015:

(in thousands)	2016	2015
Net current deferred tax assets	$12,635	$13,399
Net long-term deferred tax liabilities	(14,313)	(15,760)

Net deferred tax assets (liabilities)	$(1,678)	$(2,361)

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Differences between our effective tax rate computed on net earnings before income taxes and the statutory federal income tax rate are as follows for the years ended December 31, 2016 and 2015:

(dollars in thousands)	2016	2015
Income tax expense using the statutory federal rate in effect	$37,807	$12,556
Tax effect of:
State, local, and provincial income taxes, net of federal benefit	9,045	4,373
Tax credits	(713)	—
Nondeductible expenses	521	263
Impact of goodwill impairment charges	—	310
Nontaxable income	—	—
Foreign exchange gain/loss on intercompany loan	—	(1,423)
Valuation allowance for foreign and state net operating loss and capital loss carryforwards	3,129	5,827
Effects of foreign rates different than U.S. statutory rate	(7,569)	(3,350)
Deferred remeasurement	205	62
Other	152	(513)

Total provision for income taxes	$42,577	$18,105

Effective tax rate	39.4%	50.5%

Statutory federal tax rate	35.0%	35.0%

At December 31, 2016 and December 31, 2015 we had no reserves related to uncertain tax positions.

The tax years 2013 through 2015 remain open to examination by the taxing authorities in the United States. The tax years 2010 through 2015 remain open to examination by the taxing authorities in the U.K. The tax years 2011 through 2015 remain open to examination by the taxing authorities in Canada. We expect no material change related to our current positions in recorded unrecognized income tax benefit liability in the next twelve months.

We file income tax returns in U.S. federal jurisdictions, the United Kingdom, Canada (including provinces), and various state jurisdictions.

A summary of the valuation allowances for the years ended December 31, 2016 and 2015 are as follows:

(in thousands)	2016	2015
Balance at beginning of year	$13,097	$5,447
Revaluation of valuation allowance due to change in statutory rates	(1,234)	—
Increase to balance charged as expense	3,129	5,827
Increase to balance charged to Other Comprehensive Income	1,627	2,099
Effect of foreign currency translation	(2,547)	(276)

Balance at end of year	$14,072	$13,097

As of December 31, 2016, we had as filed foreign operating loss carryforwards of $9.5 million and additional accrued foreign operating loss and capital loss carryforwards of $3.8 million. These carryforwards do not expire and can be used at any time. As of December 31, 2016, we have $0.3 million of deferred tax assets on foreign entities with foreign operating loss carryforwards. We are not expecting to have taxable income in the near future in this jurisdiction and have recorded a $13.3 million valuation allowance related to these foreign

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

operating losses and a $0.3 million valuation allowance related to the deferred tax assets. As of December 31, 2016, we had as filed state operating loss carryforwards of $0.4 million and accrued utilization of state operating loss carryforwards and additional state operating losses of (net) $(0.2) million. These carryforwards expire in varying amounts in years 2017 through 2035 and are generated in states in which the Company may have taxable income in the near future. We have recorded a valuation allowance of $0.2 million related to these state operating losses. As of December 31, 2016 we have a state tax credit carryforward of $0.3 million. The utilization of this tax credit carryforward has various training expense requirements which we may or may not meet. Therefore, we have recorded a valuation allowance of $0.3 million related to this state tax credit carryforward. We have classified interest and penalties as a component of income tax expense. However, during 2016 and 2015 we did not record any estimated interest or penalties.

NOTE 14—FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We are required to use valuation techniques that are consistent with the market approach, income approach, and/or cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability based on market data obtained from independent sources, or unobservable, meaning those that reflect our own estimate about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. Accounting standards establish a three-level fair value hierarchy based upon the assumptions (inputs) used to price assets or liabilities. The hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are listed below.

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have access to at the measurement date.

Level 2—Inputs include quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs reflecting our own judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. We develop these inputs based on the best information available, including our own data.

Assets that are Measured at Fair Value on a Non-recurring Basis

The following table summarizes certain information for non-financial assets that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

In accordance with ASC 350-10 and ASC 350-20, during the third quarter of 2015, long-lived assets in the United Kingdom with a carrying amount of $6.1 million were written down to their fair value of $4.1 million, resulting in an impairment charge of $2.0 million. This impairment charge was included in earnings for the year ended December 31, 2015.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In accordance with ASC 350-20, during the third quarter of 2015, goodwill associated with our U.K. reporting unit with a carrying amount of $27.7 million was written down to its fair value of $26.8 million, resulting in an impairment charge of $0.9 million. This impairment charge was included in earnings for the year ended December 31, 2015.

		Fair Value Measurements at the End of the Reporting Period
(in thousands)	December 31, 2015	Level 1	Level 2	Level 3	Total Gains (Losses)
Non-recurring fair value measurements
Long-lived assets	$4,024	$—	$—	$4,024	$(1,977)
Goodwill	26,197	—	—	26,197	(905)

Financial Assets and Liabilities Not Measured at Fair Value

The table below presents the assets and liabilities that were not measured at fair value at December 31, 2016.

		Estimated Fair Value
(in thousands)	Carrying Value December 31, 2016	Level 1	Level 2	Level 3	December 31, 2016
Financial assets:
Cash	$193,525	$193,525	$—	$—	$193,525
Restricted cash of consolidated VIE	2,770	2,770	—	—	2,770
Consumer loans receivable, net	247,004	—	—	247,004	247,004
Restricted cash	5,058	5,058	—	—	5,058
Financial liabilities:
May 2011 senior secured notes	$223,164	$216,449	$—	$—	$216,449
May 2012 senior secured notes	89,734	86,625	—	—	86,625
February 2013 senior secured notes	101,184	96,250	—	—	96,250
February 2013 cash pay notes	124,365	118,301	—	—	118.301
Non-Recourse U.S. SPV facility	63,054	—	—	68,311	68,311
ABL facility	23,406	—	—	23,406	23.406

The table below presents the assets and liabilities that were not measured at fair value at December 31, 2015.

		Estimated Fair Value
(in thousands)	Carrying Value December 31, 2015	Level 1	Level 2	Level 3	December 31, 2015
Financial assets:
Cash	$100,561	$100,561	$—	$—	$100,561
Consumer loans receivable, net	219,231	—	—	219,231	219,231
Financial liabilities:
Revolving credit facility	$8,050	$—	$8,050	$—	$8,050
May 2011 senior secured notes	250,000	142,500	—	—	142,500
May 2012 senior secured notes	90,739	51,300	—	—	51,300
February 2013 senior secured notes	103,206	57,000	—	—	57,000
February 2013 cash pay notes	125,000	61,250	—	—	61,250

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consumer loans receivable are carried on the Consolidated Balance Sheets net of the allowance for estimated loan losses, which is calculated primarily based upon models that backtest subsequent collections history for each type of loan product. The unobservable inputs used to calculate the carrying value include additional quantitative factors, such as current default trends and changes to the portfolio mix are also considered in evaluating the accuracy of the models; as well as additional qualitative factors such as the impact of new loan products, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions. Consumer loans generally have terms ranging from 1 day to 42 months. The carrying value of consumer loans receivable approximates the fair value.

In connection with our CSO programs, the accounting for which is discussed in detail in Note 1, we guarantee consumer loan payment obligations to unrelated third-party lenders for loans that we arrange for consumers on the third-party lenders’ behalf. The Company is required to purchase from the lender defaulted loans we have guaranteed. The estimated fair value of the guarantee liability related to CSO loans we have guaranteed was $17.1 million and $17.8 million as of December 31, 2016 and 2015, respectively. The initial measurement of this guarantee liability is recorded at fair value using Level 3 inputs with subsequent measurement of the liability measured as a contingent loss. The unobservable inputs used to calculate fair value include the nature of the loan products, the creditworthiness of the borrowers in the customer base, the Company’s historical loan default history for similar loans, industry loan default history, historical collection rates on similar products, current default trends, past-due account roll rates, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic conditions.

The outstanding borrowing under our U.S. Revolving Credit Facility and our Cash Money Revolving Credit Facility are variable interest debt instruments and their fair value approximates their carrying value due to the borrowing rates currently available to us for debt with similar terms.

The fair value of our Senior Secured Notes and Cash Pay Notes was based on broker quotations. The fair values of the Non-Recourse U.S. SPV facility and the ABL facility were based on the cash needed for final settlement.

Derivative Financial Instrument

As of December 31, 2016 we have an outstanding cash flow hedge in which the hedging instrument is a forward extra to sell GBP 4,800,000 with monthly expiry dates through May 2017. We have performed an assessment that determined that all critical terms of the hedging instrument and the hedged transaction match and as such have qualitatively concluded that changes in the hedge’s intrinsic value will completely offset the change in the expected cash flows based on changes in the spot rate. In making that determination, the guidance in ASC 815-20-25-84 was used. Future assessment will be performed utilizing the guidance in ASC 815-20-35-9 through 35-13, Relative Ease of Assessing Effectiveness. Additionally, in accordance with ASC 815-20-25-82, since the effectiveness of this hedge is assessed based on changes in the hedge’s intrinsic value, the change in the time value of the contract would be excluded from the assessment of hedge effectiveness.

The hedge’s fair value, which is recorded on a recurring basis based on broker quotations, is classified on the balance sheet in current liabilities. Changes in the hedge’s intrinsic value, to the extent that they are effective as a hedge, are recorded in other comprehensive income. As of December 31, 2016 we have recorded $0.3 million in other comprehensive income associated with this hedge.

Concentration Risk

We are subject to regulation by federal, state and provincial governmental authorities that affect the products and services that we provide, particularly payday advance loans. The level and type of regulation for

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

payday advance loans varies greatly by jurisdiction, ranging from jurisdictions with moderate regulations or legislation, to other jurisdictions having very strict guidelines and requirements.

Revenues originated in Texas, Ontario, and California represented approximately 26.1%, 14.4%, and 15.1%, respectively, of our consolidated total revenues for the year ended December 31, 2016. Revenues originated in Texas, Ontario and California represented approximately 26.1%, 15.1% and 13.7%, respectively, of our consolidated total revenues for the year ended December 31, 2015.

To the extent that laws and regulations are passed that affect the manner in which we conduct business in any one of those markets, our financial position, results of operations and cash flows could be adversely affected. Additionally, our ability to meet our financial obligations could be negatively impacted.

We hold cash at major financial institutions that often exceed FDIC insured limits. We manage our concentration risk by placing our cash deposits in high quality financial institutions and by periodically evaluating the credit quality of the financial institutions holding such deposits. Historically, we have not experienced any losses due to such cash concentration.

Financial instruments that potentially subject us to concentrations of credit risk primarily consist of our consumer loans receivable. Concentrations of credit risk with respect to consumer loans receivable are limited due to the large number of customers comprising our customer base.

NOTE 15—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows for the years ended December 31, 2016 and 2015:

(in thousands)	2016	2015
Cash paid for:
Interest	$61,019	$61,802
Income taxes	43,650	26,001
Non-cash investing and financing activities:
Property and equipment accrued in accounts payable	3,338	4,758

NOTE 16—LEGAL PROCEEDINGS

On a quarterly basis, we review outstanding legal proceedings and claims to determine if an unfavorable outcome is considered “remote,” “reasonably possible” or “probable,” as defined by U.S. GAAP. If we determine that an unfavorable outcome is not probable or not reasonably estimable, we do not accrue for potential litigation losses. In contrast, if we determine that an unfavorable outcome is both probable and reasonably estimable, we accrue for potential litigation losses. The liability we may ultimately incur for such litigation matters, in the event of a negative outcome, may exceed the amounts for which we accrue.

Harrison, et al v. Principal Investments, Inc. et al

During the relevant period, the Company pursued in excess of 16,000 claims in the limited actions and jurisdiction court in Clark County, Nevada, seeking repayment of loans on which customer defaulted. The Company used outside counsel to file these debt collection lawsuits. On Scene Mediations, a process serving company, was employed to serve the summons and petitions in these cases. In an unrelated matter, the principals of On Scene Mediations were convicted of multiple accounts of perjury and filing false affidavits to obtain judgments on behalf of a Las Vegas collection agency. In September 2010, the Company was sued by four

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

former customers in a proposed class action suit filed in District Court in Clark County, Nevada. The plaintiffs in this case claimed that they, and others in the proposed class, were not properly served notice of the debt collection lawsuits by the Company.

On June 7, 2017, the parties reached a settlement in this matter. At a hearing before the District Court in Clark County, Nevada, on July 10, 2017 the terms of the settlement were outlined before the Court and a fairness hearing was scheduled for July 24, 2017.

Other

We are also a defendant in certain routine litigation matters encountered in the ordinary course of our business. Certain of these matters may be covered to an extent by insurance. In the opinion of management, based upon the advice of legal counsel, the likelihood is remote that the impact of any such pending legal proceedings and claims, either individually or in the aggregate, would have a material adverse effect on our consolidated financial condition, results of operations or cash flows. However, because the ultimate outcome of legal proceedings and claims involves judgments, estimates and inherent uncertainties, actual outcomes of these proceedings and claims may materially differ from our current estimates. It is possible that resolution of one or more of the proceedings currently pending or threatened could result in losses material to our consolidated results of operations, liquidity or financial condition.

NOTE 17—SEGMENT REPORTING

Segment information is prepared on the same basis that our chief operating decision maker reviews financial information for operational decision making purposes.

Our operations consist of three reportable segments as follows:

U.S.—As of December 31, 2016, we operated a total of 216 U.S. retail locations. Our store count is comprised of stores in Texas (93), California (36), Nevada (18), Arizona (13), Tennessee (11), Kansas (10), Illinois (8), Alabama (7), Missouri (5), Louisiana (5), Colorado (3), Oregon (3), Washington (2) and Mississippi (2). We opened 1 store in the United States during 2016 and we have online presence in 24 states.

We provide Single-Pay Loans, Installment Loans and Open-End Loans, vehicle title loans, check cashing, gold buying, money transfer services, reloadable prepaid debit cards and a number of other ancillary financial products and services to our customers in the United States.

Canada—We operate under the “Cash Money” and “LendDirect” brands in Canada. As of December 31, 2016 we operated a total of 191 stores across seven Canadian provinces and territories, including stores in Ontario (121), Alberta (28), British Columbia (26), Saskatchewan (6), Nova Scotia (5), Manitoba (4) and New Brunswick (1). We opened a total of seven stores in Canada during 2016, and we have online presence in five provinces.

We provide Single-Pay Loans, Installment Loans, check cashing, money transfer services, foreign currency exchange, reloadable prepaid debit cards, and a number of other ancillary financial products and services to our customers in Canada.

U.K.—We operate under the “Speedy Cash®” and “WageDayAdvance” brands in the United Kingdom. As of December 31, 2016 we operated a total of 13 retail Speedy Cash locations in the United Kingdom, the majority of which are located in metropolitan London. We also offer loans online to U.K. customers as Wage Day Advance.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

We provide Single-Pay Loans, Installment Loans, check cashing, gold buying, reloadable prepaid debit cards, foreign exchange services, and a number of other financial products and services to our customers in the United Kingdom.

The segment performance measure below is based on gross margin. In management’s evaluation of performance, certain costs, such as corporate expenses, district expenses and interest expense, are not allocated by segment, and accordingly the following reporting segment results do not include such allocated costs. There are no intersegment revenues, and the amounts below were determined in accordance with the same accounting principles used in our consolidated financial statements.

The following table illustrates summarized financial information concerning our reportable segments.

	Year Ended December 31,
(in thousands)	2016	2015
Revenues by segment:
U.S.	$606,797	$573,664
Canada	188,079	184,859
U.K.	33,720	54,608

Consolidated revenue	$828,596	$813,131

Gross margin by segment:
U.S.	$204,328	$151,628
Canada	78,639	77,469
U.K.	10,289	9,504

Consolidated gross margin	$293,256	$238,601

Expenditures for long-lived assets by segment:
U.S.	$10,125	$8,642
Canada	5,872	11,062
U.K.	29	128

Consolidated expenditures for long-lived assets	$16,026	$19,832

The following table illustrates our net long-lived assets, comprised of property and equipment and construction in progress, by geographic region. These amounts are aggregated on a legal entity basis and do not necessarily reflect where the asset is physically located.

(in thousands)	December 31, 2016	December 31, 2015
U.S.	$58,733	$62,895
Canada	34,310	32,487
U.K.	2,853	4,325

Total	$95,896	$99,707

Our chief operating decision maker does not review assets by segment for purposes of allocating resources or decision-making purposes; therefore, total assets by segment are not disclosed.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18—OPERATING LEASES

We have entered into operating lease agreements for the buildings in which we operate that expire at various times through 2030. The majority of the leases have an original term of five years with two 5-year renewal options. Most of the leases have escalation clauses and several also require payment of certain period costs including maintenance, insurance and property taxes.

Some of the leases are with related parties and have terms similar to the non-related party leases previously described. Rent expense on unrelated third-party leases for the years ended December 31, 2016 and 2015 was $23.1 million and $23.3 million, respectively; and for related party leases was $3.3 million and $3.2 million, respectively.

Future minimum lease payments that we are contractually obligated to make under operating leases are as follows at December 31, 2016.

(in thousands)	Third Party	Related Party	Total
2017	$22,933	$3,363	$26,296
2018	20,382	1,115	21,497
2019	17,030	830	17,860
2020	13,307	725	14,032
2021	9,921	675	10,596
Thereafter	24,330	1,524	25,854

Total	$107,903	$8,232	$116,135

NOTE 19—RELATED-PARTY TRANSACTIONS

We employ the services of Ad Astra Recovery Services, Inc. (“Ad Astra”), which is owned by our shareholders Doug Rippel, Chad Faulkner and Mike McKnight. Ad Astra provides third party collection activities for our U.S. operations. Generally, once loans are between 91 and 121 days delinquent we refer them to Ad Astra for collections. Ad Astra earns a commission fee equal to 30% of any amounts successfully recovered. Payments collected by Ad Astra on our behalf and commissions payable to Ad Astra are net settled on a one month lag. The net amount receivable from Ad Astra at December 31, 2016 and December 31, 2015 was $0.6 million, and $0.2 million, respectively. These amounts are included in “Prepaid expenses and other” in the Consolidated Balance Sheets. The commission expense paid to Ad Astra for the years ended December 31, 2016 and 2015 was $12.1 million and $10.6 million, respectively, and is included in “Other store operating expenses” in the Consolidated Statements of Income.

We have entered into several operating lease agreements for our corporate office, collection office, and stores in which we operate, with several real estate entities that are related through common ownership. These operating leases are discussed in Note 18.

NOTE 20—BENEFIT PLANS

In 2010 we instituted a 401(k) retirement savings plan which covers all U.S. employees. Employees may voluntarily contribute up to 90% of their compensation, as defined, to the plan. We match the employee contribution at a rate of 50% of the first 6% of compensation contributed to the plan. Employee contributions vest immediately. Employer contributions vest in full after three years of employment. Company contributions to the plan were $1.1 million and $1.0 million for the years ended December 31, 2016 and 2015, respectively.

In 2013 we instituted a Registered Retirement Savings Plan (“RRSP”) which covers all Canadian employees. We match the employee contribution at a rate of 50% of the first 6% of compensation contributed to

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

the RRSP. Employee contributions vest immediately. Employer contributions vest 50% after one year and 100% after two years. Company contributions to the RRSP were $0.2 million for each of the two years ended December 31, 2016 and 2015.

In 2014, we instituted a pension plan which covers all U.K. employees. Employees are automatically enrolled at 1% of their compensation, and the Company will match the employee’s contribution up to 3% of the employee’s compensation. Company contributions to the plan were $0.2 million and $0.3 million for the years ended December 31, 2016 and 2015, respectively.

In 2015 we instituted a nonqualified deferred compensation plan that provides certain employees of the Company with the opportunity to elect to defer his or her base salary and performance-based compensation, which upon such election, will be credited to the applicable participant’s deferred compensation account. Participant contributions are fully vested at all times. Each deferred compensation account will be invested in one or more investment funds made available by the Company and selected by the participant. The Company may make discretionary contributions to the individual deferred compensation accounts, which the amount, if any, to be determined annually by the Company. Company contributions vest over a term of three years. Each vested deferred compensation account will be paid out in a lump sum upon a participant’s separation from service with the Company. The amount deferred under this plan totaled $1.4 million and $0.2 million as of December 31, 2016 and 2015, respectively, and was recorded in long-term liabilities.

The Company owns life insurance policies on plan beneficiaries as an informal funding vehicle to meet future benefit obligations. These policies are recorded at their cash surrender value and are included in other assets. Income generated from policies is recorded as other income.

NOTE 21—EARNINGS PER SHARE

The following presents the computation of basic earnings per share (in thousands, except per share amounts):

	Year Ended December 31,
	2016	2015
Basic:
Net income	$65,444	$17,769
Weighted average common shares	1,053	1,053
Basic earnings per share	$62.15	$16.87

The following computation reconciles the differences between the basic and dilutes earnings per share presentations (in thousands, except per share amounts):

	Year Ended December 31,
	2016	2015
Diluted:
Net income	$65,444	$17,769
Weighted average common shares (basic)	1,053	1,053
Dilutive effect of stock options	25	27

Weighted average common shares—diluted	1,078	1,080

Diluted earnings per share	$60.71	$16.45

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Potential common shares that would have the effect of increasing diluted earnings per share or decreasing diluted loss per share are considered to be anti-dilutive and as such, these shares are not included in calculating diluted earnings per share. For the fiscal years ended December 31, 2016 there were 2,000 potential common shares not included in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 22—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On May 12, 2011, in connection with the acquisition of Cash Money, CURO Intermediate issued and sold $250.0 million aggregate principal amount 10.75% senior secured notes due May 15, 2018. The Senior Secured Notes were sold to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”); or outside the United States to non-U.S. Persons in compliance with Regulation S of the Securities Act. Subsequent offerings of $90.0 million and $100.0 million aggregate principal amounts were sold on May 14, 2012 and February 5, 2013, respectively.

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

(i)	CURO as the parent company of all entities listed below;

(ii)	CFTC as the parent company of CURO Intermediate and the subsidiary guarantors and the other subsidiaries of the Company;

(iii)	Intermediate as the issuer of the 10.75% senior secured notes;

(iv)	The Company’s subsidiary guarantors, which are comprised of our domestic subsidiaries, excluding: CFTC, CURO Intermediate, the Non-Recourse U.S. SPV Facility and the ABL Facility (the “Subsidiary Guarantors”), on a combined basis, which are 100% owned by CFTC, and which are guarantors of the 10.75% senior secured notes;

(v)	The Company’s other subsidiaries, which are comprised of our foreign subsidiaries, which are not guarantors of the 10.75% senior secured notes (the “Subsidiary Non-Guarantors”);

(vi)	The Non-Recourse U.S. SPV Facility and the ABL Facility (“SPV Subs”) which are not guarantors of the 10.75% senior secured notes;

(vii)	Consolidating and eliminating entries representing adjustments to:

1.	eliminate intercompany transactions between or among the Company, the Subsidiary Guarantors and the Subsidiary Non-Guarantors; and

2.	eliminate the investments in the Company’s subsidiaries;

(viii)	The Company and its subsidiaries on a consolidated basis.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Condensed Consolidating Balance Sheets

(in thousands)	December 31, 2016
	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non- Guarantors	SPV Subs	Elimination	CFTC Consolidated	CURO	Elimination	CURO Consolidated
Assets:
Cash	$—	$1,954	$127,712	$63,779	$—	$—	$193,445	$80	$—	$193,525
Restricted cash of consolidated VIE	—	—	—	—	2,770	—	2,770	—	—	2,770
Consumer loans receivable, net	—	—	47,869	63,156	49,973	—	160,998	—	—	160,998
Deferred income taxes	2,833	8,802	2,925	2,768	—	(4,693)	12,635	—	—	12,635
Income taxes receivable	34,667	—	—	6,151	—	(37,710)	3,108	6,270	—	9,378
Intercompany receivable	—	444	366,314	—	—	(366,758)	—	—	—	—
Prepaid expenses and other	—	—	32,964	4,205	—	—	37,169	4,735	(2,656)	39,248

Total current assets	37,500	11,200	577,784	140,059	52,743	(409,161)	410,125	11,085	(2,656)	418,554
Property and equipment, net	—	—	58,733	37,163	—	—	95,896	—	—	95,896
Goodwill	—	—	91,131	50,423	—	—	141,554	—	—	141,554
Other intangibles, net	19	—	5,616	25,266	—	—	30,901	—	—	30,901
Consumer loans receivable, net	—	—	19,689	8,225	58,092	—	86,006	—	—	86,006
Intercompany receivable	—	55,000	17,573	—	—	(72,573)	—	—	—	—
Investment in subsidiaries	187,473	830,443	—	—	—	(1,017,916)	—	155,964	(155,964)	—
Restricted cash	—	459	1,223	3,376	—	—	5,058	—	—	5,058
Other	—	—	1,745	1,084	—	—	2,829	—	—	2,829

Total assets	$224,992	$897,102	$773,494	$265,596	$110,835	$(1,499,650)	$772,369	$167,049	$(158,620)	$780,798

Liabilities and equity:
Accounts payable and accrued liabilities	$253	$3	$32,528	$9,900	$—	$—	$42,684	$(21)	$—	$42,663
Deferred revenue	—	—	6,520	5,822	—	—	12,342	—	—	12,342
Income taxes payable	—	23,087	12,952	3,043	—	(37,710)	1,372	—	—	1,372
Current maturities of long-term debt	—	23,406	—	—	—	—	23,406	124,365	—	147,771
Accrued interest	—	5,575	—	—	775	—	6,350	1,833	—	8,183
Payable to CURO Group	2,656	—	—	—	—	—	2,656	—	(2,656)	—
Intercompany payable	65,822	233,537	—	12,773	54,626	(366,758)	—	—	—	—
CSO guarantee liability	—	—	17,052	—		—	17,052	—	—	17,052

Total current liabilities	68,731	285,608	69,052	31,538	55,401	(404,468)	105,862	126,177	(2,656)	229,383
Deferred rent	—	—	10,006	1,862	—	—	11,868	—	—	11,868
Long-term debt (ex. current maturities)	—	414,082	—	—	63,054	—	477,136	—	—	477,136
Subordinated shareholder debt	—	—	—	2,227	—	—	2,227	—	—	2,227
Intercompany payable	—	—	—	72,573	—	(72,573)	—	—	—	—
Other long-term liabilities	299	—	1,741	2,976	—	—	5,016	—	—	5,016
Deferred tax liabilities	(2)	9,914	2,495	6,582	—	(4,693)	14,296	17	—	14,313
Stockholders’ equity (deficit)	155,964	187,498	690,200	147,838	(7,620)	(1,017,916)	155,964	40,855	(155,964)	40,855

Total liabilities and stockholders’ equity	$224,992	$897,102	$773,494	$265,596	$110,835	$(1,499,650)	$772,369	$167,049	$(158,620)	$780,798

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands)	December 31, 2015
	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non- Guarantors	Elimination	CFTC Consolidated	CURO	Elimination	CURO Consolidated
Assets:
Cash	$—	$2	$57,149	$41,928	$—	$99,079	$1,482	$—	$100,561
Consumer loans receivable, net	—	—	92,456	54,763	—	147,219	—	—	147,219
Deferred income taxes	2,735	8,577	2,660	2,189	(2,735)	13,426	—	(27)	13,399
Income taxes receivable	15,138	—	—	2,176	(15,138)	2,176	6,457	(831)	7,802
Prepaid expenses and other	—	—	30,616	2,572	218	33,406	12,003	(11,933)	33,476

Total current assets	$17,873	$8,579	$182,881	$103,628	$(17,655)	$295,306	$19,942	$(12,791)	$302,457
Property and equipment, net	—	—	62,895	36,812	—	99,707	—	—	99,707
Goodwill	—	—	91,131	53,904	—	145,035	—	—	145,035
Other intangibles, net	—	—	6,633	26,063	—	32,696	—	—	32,696
Consumer loans receivable, net	—	—	71,621	392	—	72,013	—	—	72,013
Intercompany receivable	—	39,735	215,515	—	(255,250)	—	—	—	—
Investment in subsidiaries	117,585	653,985	—	—	(771,570)	—	86,149	(86,149)	—
Restricted cash	—	—	5,700	6,063	—	11,763	—	—	11,763
Other	—	55,000	961	1,385	(55,000)	2,346	—	—	2,346

Total assets	$135,458	$757,299	$637,337	$228,247	$(1,099,475)	$658,866	$106,091	$(98,940)	$666,017

Liabilities and equity:
Accounts payable and accrued liabilities	$50	$8	$31,905	$11,212	$—	$43,175	$—	$(25)	$43,150
Deferred revenue	—	—	7,017	8,702	—	15,719	—	—	15,719
Income taxes payable	—	10,033	5,936	—	(15,138)	831	—	(831)	—
Current maturities of long-term debt	—	8,050	—	—	—	8,050	—	—	8,050
Accrued interest	—	5,959	—	—	—	5,959	1,833	—	7,792
Payable to CURO Group	11,935	—	—	—	—	11,935	—	(11,935)	—
Intercompany payable	37,131	167,461	—	50,440	(255,032)	—	—	—	—
CSO guarantee liability	—	—	17,751	—	—	17,751	—	—	17,751

Total current liabilities	$49,116	$191,511	$62,609	$70,354	$(270,170)	$103,420	$1,833	$(12,791)	$92,462
Deferred rent	—	—	9,745	1,872	—	11,617	—	—	11,617
Long-term debt (ex. current maturities)	—	438,035	—	55,000	(55,000)	438,035	123,640	—	561,675
Subordinated shareholder debt	—	—	—	2,162	—	2,162	—	—	2,162
Other long-term liabilities	193	—	875	655	—	1,723	—	—	1,723
Deferred tax liabilities	—	10,168	1,590	6,737	(2,735)	15,760	—	—	15,760
Stockholders’ equity (deficit)	86,149	117,585	562,518	91,467	(771,570)	86,149	(19,382)	(86,149)	(19,382)

Total Liabilities and Stockholders’ equity (deficit)	$135,458	$757,299	$637,337	$228,247	$(1,099,475)	$658,866	$106,091	$(98,940)	$666,017

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Condensed Consolidating Statements of Income

(in thousands)	Year ended December 31, 2016
	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non- Guarantors	SPV Subs	Eliminations	CFTC Consolidated	CURO	Eliminations	CURO Consolidated
Revenue:
Total revenues	$—	$—	$581,820	$221,799	$24,977	$—	$828,596	$—	$—	$828,596
Cost of providing services:
Provision for losses	—	—	176,546	50,540	31,203	—	258,289	—	—	258,289
Salaries and benefits	—	—	69,549	34,992	—	—	104,541	—	—	104,541
Occupancy	—	—	31,451	23,058	—	—	54,509	—	—	54,509
Office	—	—	15,883	4,580	—	—	20,463	—	—	20,463
Other store operating expenses	—	—	47,491	6,120	6	—	53,617	—	—	53,617
Advertising	—	—	30,340	13,581	—	—	43,921	—	—	43,921

Total cost of providing services	—	—	371,260	132,871	31,209	—	535,340	—	—	535,340

Gross Margin	—	—	210,560	88,928	(6,232)	—	293,256	—	—	293,256
Other (income) expense:
Corporate expenses	1,898	338	78,873	32,713	—	—	113,822	447		114,269
Intercompany management fee (income) expense	—	—	(12,632)	12,632	—	—	—	—	—	—
District expenses	—	—	7,563	3,287	—	—	10,850	—	—	10,850
Interest expense	—	47,684	2	58	864	—	48,608	15,726	—	64,334
Intercompany interest (income) expense	—	(4,961)	(1,319)	5,741	539	—	—	—	—	—
Gain on extinguishment of debt	—	(6,991)	—	—	—	—	(6,991)	—	—	(6,991)
Restructuring costs	—	—	1,726	1,892	—	—	3,618	—	—	3,618
Other, net	—	—	(984)	140	—	—	(844)	(1)	—	(845)

Total other expense	1,898	36,070	73,229	56,463	1,403	—	169,063	16,172	—	185,235

Net earnings (loss) before income taxes	(1,898)	(36,070)	137,331	32,465	(7,635)	—	124,193	(16,172)	—	108,021
Provision for income tax expense (benefit)	(682)	22,788	14,543	12,522	—	—	49,171	(6,594)	—	42,577

Net earnings (loss)	(1,216)	(58,858)	122,788	19,943	(7,635)	—	75,022	(9,578)	—	65,444
Equity in net income (loss) of subsidiaries:
CFTC	—	—	—	—	—	—	—	75,022	(75,022)	—
Intermediate	(58,858)	—	—	—	—	58,858	—	—	—	—
Guarantor Subsidiaries	122,788	—	—	—	—	(122,788)	—	—	—	—
Non-Guarantor Subsidiaries	19,943	—	—	—	—	(19,943)	—	—	—	—
SPV Subs	(7,635)	—	—	—	—	7,635	—	—	—	—

Net earnings (loss) attributable to CFTC	$75,022	$(58,858)	$122,788	$19,943	$(7,635)	$(76,238)	$75,022	$65,444	$(75,022)	$65,444

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands)	Year ended December 31, 2015
	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	CFTC Consolidated	CURO	Eliminations	CURO Consolidated
Revenue:
Total revenues	$—	$—	$573,664	$239,467	$—	$813,131	$—	$—	$813,131
Cost of providing services:
Provision for losses	—	—	222,868	58,342	—	281,210	—	—	281,210
Salaries and benefits	—	—	68,928	38,131	—	107,059	—	—	107,059
Occupancy	—	—	30,504	22,784	—	53,288	—	—	53,288
Office	—	—	15,089	4,840	—	19,929	—	—	19,929
Other store operating expenses	—	—	41,661	5,719	—	47,380	—	—	47,380
Advertising	—	—	42,986	22,678	—	65,664	—	—	65,664

Total cost of providing services	—	—	422,036	152,494	—	574,530	—	—	574,530

Gross Margin	—	—	151,628	86,973	—	238,601	—	—	238,601
Other (income) expense:
Corporate expenses	2,035	178	71,754	41,993	—	115,960	1,149	—	117,109
Intercompany management fee (income) expense	—	1	(13,064)	13,063	—	—	—	—	—
District expenses	—	—	7,412	4,525	—	11,937	—	—	11,937
Interest expense	—	49,167	17	111	—	49,295	15,725	—	65,020
Intercompany interest (income) expense	—	(5,583)	(265)	5,848	—	—	—	—	—
Goodwill and intangible asset impairment charges	—	—	—	2,882	—	2,882	—	—	2,882
Fair value adjustment to contingent consideration	—	—	—	4,291	—	4,291	—	—	4,291
Other, net	—	—	(11)	1,499	—	1,488	—	—	1,488

Total other expense	2,035	43,763	65,843	74,212	—	185,853	16,874	—	202,727

Net earnings (loss) before income taxes	(2,035)	(43,763)	85,785	12,761	—	52,748	(16,874)	—	35,874
Provision for income tax expense (benefit)	(673)	10,704	4,164	10,291	—	24,486	(6,381)	—	18,105

Net earnings (loss)	(1,362)	(54,467)	81,621	2,470	—	28,262	(10,493)	—	17,769
Equity in net income (loss) of subsidiaries:
CFTC	—	—	—	—	—	—	28,262	(28,262)	—
Intermediate	(54,467)	—	—	—	54,467	—	—	—	—
Guarantor Subsidiaries	81,621	—	—	—	(81,621)	—	—	—	—
Non-Guarantor Subsidiaries	2,470	—	—	—	(2,470)	—	—	—	—

Net earnings (loss) attributable to CFTC	$28,262	$(54,467)	$81,621	$2,470	$(29,624)	$28,262	$17,769	$(28,262)	$17,769

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Condensed Consolidating Statements of Cash Flows

(in thousands)	Year ended December 31, 2016
	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non- Guarantors	SPV Subs	Eliminations	CFTC Consolidated	CURO	Eliminations	CURO Consolidated
Cash flows from operating activities

Net cash provided (used)	$20	$29,400	$76,191	$27,731	$(83,601)	$(627)	$49,114	$(1,402)	$—	$47,712

Cash flows from investing activities:
Purchase of property, equipment and software	(20)	—	(10,105)	(5,901)	—	—	(16,026)	—	—	(16,026)
Change in restricted cash	—	(459)	4,477	1,856	(2,770)	—	3,104	—	—	3,104

Net cash used	(20)	(459)	(5,628)	(4,045)	(2,770)	—	(12,922)	—	—	(12,922)

Cash flows from financing activities:
Proceeds from credit facility	—	30,000	—	—	—	—	30,000	—	—	30,000
Payments on credit facility	—	(38,050)	—	—	—	—	(38,050)	—	—	(38,050)
Deferred financing costs incurred	—	—	—	—	(5,346)	—	(5,346)	—	—	(5,346)
Proceeds from Non-Recourse U.S. SPV facility and ABL facility	—	—	—	—	91,717	—	91,717	—	—	91,717
Purchase of May 2011 senior secured notes	—	(18,939)	—	—	—	—	(18,939)	—	—	(18,939)

Net cash provided (used)	—	(26,989)	—	—	86,371	—	59,382	—	—	59,382

Effect of exchange rate changes on cash	—	—	—	(1,835)	—	627	(1,208)	—	—	(1,208)

Net increase in cash	—	1,952	70,563	21,851	—	—	94,366	(1,402)	—	92,964
Cash at beginning of period	—	2	57,149	41,928	—	—	99,079	1,482	—	100,561

Cash at end of period	$—	$1,954	$127,712	$63,779	$—	$—	$193,445	$80	$—	$193,525

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands)	Year ended December 31, 2015
	CFTC	CURO Intermediate	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	CFTC Consolidated	CURO	Eliminations	CURO Consolidated
Cash flows from operating activities

Net cash provided (used)	$—	$11,950	$27,698	$(6,345)	$1,048	$34,351	$(17,237)	$—	$17,114

Cash flows from investing activities:
Purchase of property, equipment and software	—	—	(8,642)	(11,190)	—	(19,832)	—	—	(19,832)
Intercompany dividends	18,471	—	(18,471)	—	—	—	—	—	—
Change in restricted cash	—	—	(300)	(6,123)	—	(6,423)	—	—	(6,423)

Net cash provided (used)	18,471	—	(27,413)	(17,313)	—	(26,255)	—	—	(26,255)

Cash flows from financing activities:
Proceeds from credit facility	—	57,050	—	—	—	57,050		—	57,050
Payments on credit facility	—	(69,000)	—	—	—	(69,000)		—	(69,000)
Dividend paid to CURO Group	(18,100)	—	—	—	—	(18,100)	18,100	—	—
Payment for cash settlement of equity award	(371)	—	—	—	—	(371)		—	(371)

Net cash used	(18,471)	(11,950)	—	—	—	(30,421)	18,100	—	(12,321)

Effect of exchange rate changes on cash	—	—	—	(7,016)	(1,048)	(8,064)	—	—	(8,064)

Net increase (decrease) in cash	—	—	285	(30,674)	—	(30,389)	863	—	(29,526)
Cash at beginning of period	—	2	56,864	72,602	—	129,468	619	—	130,087

Cash at end of period	$—	$2	$57,149	$41,928	$—	$99,079	$1,482	$—	$100,561

NOTE 23—SUBSEQUENT EVENTS

Debt offering

On February 15, 2017 CFTC issued $470.0 million 12.00% Senior Secured Notes due March 1, 2022. Interest on the notes is payable semiannually, in arrears, on March 1 and September 1 of each year, beginning on September 1, 2017. The proceeds from the Notes were used, together with available cash, to (i) redeem the outstanding 10.75% Senior Secured Notes due 2018 of our wholly-owned subsidiary, CURO Intermediate Holdings, (ii) redeem our outstanding 12.00% Senior Cash Pay Notes due 2017 and (iii) pay fees, expenses, premiums and accrued interest in connection with the offering. Consequently, we received a $130.1 million dividend in February 2017 to fund the redemption of the 12.00% Senior Cash Pay Notes.

ABL Facility

On November 17, 2016, CURO Intermediate entered into a six-month recourse credit facility with Victory Park Management, LLC and certain other lenders, or the ABL Facility, which provided for $25.0 million of borrowing capacity. The ABL Facility matured in May 2017 and was fully converted to the SPV facility.

Dividends received

On May 12, 2017, CFTC declared a dividend of $28.0 million to CURO, which was paid to our stockholders on May 15, 2017.

Acquisition of preferred shares

On April 20, 2017, we purchased 2,926,715 preferred shares of Cognical Holdings, Inc. (“Cognical”) for $5.0 million. Cognical operates as a business under an online website, www.zibby.com. The online business facilitates the purchase of household items and serves the underbanked consumers. As a result of this transaction, we own 8.9% of the equity of Cognical.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Legal Proceedings: Harrison, et al v. Principal Investments, Inc. et al

On June 7, 2017, the parties in the Harrison, et al v. Principal Investments, Inc. et al class action lawsuit reached a settlement. At a hearing before the District Court in Clark County, Nevada, on July 10, 2017 the terms of the settlement were outlined before the Court and a fairness hearing was scheduled for July 24, 2017. In the opinion of management, the cost of such settlement should not have a material adverse effect on our financial position, results of operations or liquidity.

The Company evaluated and disclosed subsequent events through July 12, 2017, which represents the date as of which the financial statements were available to be issued.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

(in thousands)
SEC registration fee		$12,450
FINRA filing fee		$15,500
NYSE listing fee		$25,000
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers and directors under certain circumstances and subject to certain limitations. The terms of Section 145 of the General Corporation Law of the State of Delaware are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended.

As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, the registrant’s amended and restated certificate of incorporation, to be in effect upon the completion of this offering, includes provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the General Corporation Law of the State of Delaware (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

To the extent Section 102(b)(7) is interpreted, or the General Corporation Law of the State of Delaware is amended, to allow similar protections for officers of a corporation, such provisions of the registrant’s amended and restated certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the General Corporation Law of the State of Delaware, the amended and restated bylaws of the registrant, to be in effect upon the completion of this offering, provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents as set forth in the General Corporation Law of the State of Delaware.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to its amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the amended and restated bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

The registrant has entered, and intends to continue to enter, into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the General Corporation Law of the State of Delaware and also provide for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

The indemnification provisions in the registrant’s amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification in limited circumstances by the underwriters of the registrant and its officers and directors for liabilities, including arising under the Securities Act of 1933 and otherwise.

Item 15. Recent Sales of Unregistered Securities.

•	Since January 1, 2014, we granted stock options to employees and directors under our stock option plans covering an aggregate of 17,589 shares, with exercise prices ranging from $122.00 per share to $319.08 per share.

•	On February 15, 2017, we issued $470,000,000 aggregate principal amount of 12.00% Senior Secured Notes due March 1, 2022 at an offering price of 98.155%. The initial purchasers were Jefferies LLC and Stephens Inc., and $6,000,000 of the 12.00% Senior Secured Notes were privately placed by the Company directly with certain members of the Company’s board of directors.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701 under the Securities Act. In connection with the issuance of the 12.00% Senior Secured Notes referenced above, the initial purchasers resold the 12.00% Senior Secured Notes to “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act, in reliance on the exemption from registration requirements of the Securities Act provided by Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The indenture governing the Notes permits transfers of such securities to “accredited investors” (as defined in Regulation D of the Securities Act of 1933), among others, subject to compliance with applicable law.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	Financial Statement Schedules

All financial statement schedules have been omitted because the required information is included in the consolidated financial statements and the notes thereto or the information therein is not applicable.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering*

3.2	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering*

4.1	Form of common stock certificate*

4.2	Amended and Restated Investors Rights Agreement between the Registrant and the investors listed on the signature pages thereto*

5.1	Opinion of Willkie Farr & Gallagher LLP*

10.1	Loan Agreement, dated November 17, 2016, by and among CURO Receivables Finance I, LLC, the borrowers party thereto, the financial institutions party thereto and Victory Park Management, LLC, as agent¥

10.2

First Amendment to Loan Agreement, dated May  5, 2017, by and among CURO Receivables Finance I, LLC, CURO Receivables Holdings I, LLC, the lenders party thereto and Victory Park Management, LLC, as administrative agent and collateral agent

10.3	Indenture, dated February 15, 2017, by and between CURO Financial Technologies Corp., the guarantors party thereto and TMI Trust Company, as trustee and collateral agent

10.4	CURO Group Holdings Corp. (f/k/a Speedy Group Holdings Corp.) 2010 Equity Incentive Plan and form of Stock Option Agreement+

10.5	CURO Group Holdings Corp. 2017 Stock Incentive Plan and form of Stock Option Agreement*+

10.6	CURO Group Holdings Corp. Employee Stock Purchase Plan*+

10.7	CURO Group Holdings Corp. (f/k/a Speedy Group Holdings Corp.) Nonqualified Deferred Compensation Plan, dated June 1, 2015+

10.8	2016 Annual Corporate Incentive Plan+

10.9	Employment and Non-Competition Agreement, dated January 13, 2012, by and between Donald F. Gayhardt, Jr. and CURO Financial Technologies Corp. (f/k/a Speedy Cash Holdings Corp.)+

10.10	Employment and Non-Competition Agreement, dated January 1, 2017, by and between Donald F. Gayhardt, Jr. and CURO Financial Technologies Corp.+

10.11	Employment and Non-Competition Agreement, dated March 5, 2016, by and between William Baker and CURO Group Holdings Corp. (f/k/a Speedy Group Holdings Corp.)+

10.12	Employment and Non-Competition Agreement, dated April 10, 2017, by and between Terry Pittman and CURO Group Holdings Corp.+

10.13	Form of 2013 Special Bonus Notice+

10.14	Form of 2017 Special Bonus Notice+

10.15	2017 Annual Corporate Incentive Plan+

10.16	Subordinated Note, dated May 12, 2011, issued by Cash Money Cheque Cashing Inc. (as successor by merger to Cash Money Acquisition Inc.) to The J.P. Genova Family Trust

10.17	Commercial Lease Agreement, dated December 22, 2007, by and between CDM Development, LLC and CURO Management LLC (f/k/a Tiger Financial Management, LLC)

10.18	Letter Agreement, dated June 8, 2012, by and between CDM Development, LLC and CURO Management LLC (f/k/a Tiger Financial Management, LLC)

Exhibit No.	Description

10.19	Sublease Agreement, dated November 16, 2010, by and between The Amigos Rental, LLC (as successor in interest to Dinning-Beard, Inc.) and CURO Management LLC (f/k/a Tiger Financial Management, LLC)

10.20	Letter Agreement, dated June 15, 2015, by and between The Amigos Rental, LLC (as successor in interest to Dinning-Beard, Inc.) and CURO Management LLC (f/k/a Tiger Financial Management, LLC)

10.21	Commercial Lease Agreement, dated January 1, 2008, by and between CURO Management LLC (f/k/a Tiger Financial Management, LLC) and CDM Development, LLC

10.22	Amendment to Lease, dated December 1, 2008, by and between CDM Development, LLC and CURO Management LLC (f/k/a Tiger Financial Management, LLC)

10.23	Amendment to Lease, dated August 1, 2009, by and between CDM Development, LLC and CURO Management LLC (f/k/a Tiger Financial Management, LLC)

10.24	Commercial Lease Agreement, dated April 16, 2012, by and between CURO Management LLC (f/k/a Tiger Financial Management, LLC) and Douglas R. Rippel

10.25	Lease Agreement, dated July 31, 2012, by and between MCIB Partners and CURO Management LLC (f/k/a Tiger Financial Management, LLC)

10.26	Commercial Lease Agreement, dated March 29, 2012, by and between CURO Management LLC (f/k/a Tiger Financial Management, LLC) and CDM Development, LLC

10.27

Short-Term Credit Agreement, dated November 17, 2016, by and among CURO Financial Technologies Corp., CURO Intermediate Holdings Corp., the lenders party thereto and Victory Park Management, LLC, as administrative agent¥

10.28	Credit Services Agreement, dated November 3, 2015, by and between NCP Finance Ohio, LLC and SCIL, Inc.

10.29	Purchase Agreement, dated February 1, 2017, by and between CURO Financial Technologies Corp. and Mike McKnight

10.30	Purchase Agreement, dated February 1, 2017, by and between CURO Financial Technologies Corp. and the Douglas R. Rippel Trust

10.31	Form of Director and Officer Indemnification Agreement*+

10.32	Collection Agency Agreement, dated November 25, 2014, by and between Cash Colorado, LLC and Ad Astra Recovery Service, Inc.

10.33	Collection Agency Agreement, dated November 25, 2014, by and between Concord Finance, Inc. and Ad Astra Recovery Service, Inc.

10.34	Collection Agency Agreement, dated November 25, 2014, by and between Evergreen Financial Investments, Inc. and Ad Astra Recovery Service, Inc.

10.35	Collection Agency Agreement, dated November 25, 2014, by and between FMMR Investments, Inc. and Ad Astra Recovery Service, Inc.

10.36	Collection Agency Agreement, dated November 25, 2014, by and between Galt Ventures, LLC and Ad Astra Recovery Service, Inc.

10.37	Collection Agency Agreement, dated November 25, 2014, by and between Principal Investments, Inc. and Ad Astra Recovery Service, Inc.

10.38	Collection Agency Agreement, dated November 25, 2014, by and between SCIL, Inc. and Ad Astra Recovery Service, Inc.

Exhibit No.	Description

10.39	Collection Agency Agreement, dated November 25, 2014, by and between SCIL Texas, LLC and Ad Astra Recovery Service, Inc.

10.40	Collection Agency Agreement, dated November 25, 2014, by and between Speedy Cash and Ad Astra Recovery Service, Inc.

10.41	Collection Agency Agreement, dated November 25, 2014, by and between Speedy Cash Illinois, Inc. and Ad Astra Recovery Service, Inc.

10.42	Collection Agency Agreement, dated November 25, 2014, by and between The Money Store, L.P. and Ad Astra Recovery Service, Inc.

10.43	Collection Agency Agreement, dated November 25, 2014, by and between Todd Car Title, Inc. and Ad Astra Recovery Service, Inc.

10.44	Collection Agency Agreement, dated November 25, 2014, by and between Todd Financial, Inc. and Ad Astra Recovery Service, Inc.

10.45	Collection Agency Agreement, dated November 25, 2014, by and between A Speedy Cash Car Title Loans, LLC and Ad Astra Recovery Service, Inc.

10.46	Collection Agency Agreement, dated November 25, 2014, by and between Advance Group, Inc. and Ad Astra Recovery Service, Inc.

10.47	Collection Agency Agreement, dated November 25, 2014, by and between Attain Finance, LLC and Ad Astra Recovery Service, Inc.

10.48

Guaranty and Security Agreement, dated November 17, 2016, by and between CURO Receivables Finance I, LLC, CURO Receivables Holdings I, LLC, the other parties thereto and Victory Park Management, LLC, as agent

10.49

Amended and Restated Intercreditor Agreement, dated November  17, 2016, by and between Victory Park Management LLC, as the first lien agent, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as the second lien agent

10.50

Security Agreement, dated November 17, 2016, by and among CURO Financial Technologies Corp., CURO Intermediate Holdings Corp., and certain of its subsidiaries, the other parties thereto and Victory Park Management, LLC, as collateral agent

10.51

Pledge Agreement, dated November  17, 2016, by and among CURO Financial Technologies Corp., CURO Intermediate Holdings Corp., and certain of its subsidiaries, the other parties thereto and Victory Park Management, LLC, as collateral agent

10.52	Subsidiaries Guaranty, dated November 17, 2016, by and among the guarantors party thereto and Victory Park Management, LLC, as administrative agent

10.53

Revolving Loan Agreement, dated September  1, 2017, by and among CURO Intermediate Holdings Corp., CURO Financial Technologies Corp., and certain of its subsidiaries, the lenders party thereto and Bay Coast Bank, as administrative agent, collateral agent and issuing bank

10.54

Special Limited Agency Agreement, dated as of August 22, 2017, by and between TXCSO, Inc., a Texas corporation (d/b/a Barr Funding Company), SCIL TEXAS, LLC, a Nevada limited liability company, and The Money Store, L.P., a Texas limited partnership

10.55	Special Limited Agency Agreement, dated as of October 6, 2017, by and between IVY FUNDING EIGHT, LLC, a Texas limited liability company, and SCIL TEXAS, LLC, a Nevada limited liability company

10.56

Amended and Restated Special Limited Agency Agreement, dated as of September 27, 2017, by and between INTEGRITY TEXAS FUNDING, LP, a Texas limited partnership, and SCIL TEXAS, LLC, a Nevada limited liability company

10.57	CURO Group Holdings Corp. (f/k/a Speedy Group Holdings Corp.) Form of Participation Agreement to Nonqualified Deferred Compensation Plan+

Exhibit No.	Description

10.58	Form of 2017 August Special Bonus Notice+

21.1	List of Subsidiaries

23.1	Consent of Grant Thornton LLP

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included in the signature page to registration statement)

99.1	Consent of Director Nominee (Andrew Frawley)

99.2	Consent of Director Nominee (Dale E. Williams)

*	To be filed by amendment.
+	Indicates management contract or compensatory plan, contract or arrangement.
¥	Confidential treatment pursuant to Rule 406 under the Securities Act has been requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on this 23rd day of October, 2017.

CURO GROUP HOLDINGS CORP.

By:	/s/ Don Gayhardt
Name: Don Gayhardt
Title: President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Don Gayhardt, Roger Dean and Vin Thomas, and each of them, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of 1933 of shares of common stock of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form S-1, or the registration statement to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such registration statement, whether such amendments or supplements are filed before or after the effective date of such registration statement, to any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to any and all instruments or documents filed as part of or in connection with such registration statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such registration statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Don Gayhardt Don Gayhardt	President, Chief Executive Officer and Director (Principal Executive Officer)	October 23, 2017

/s/ Roger Dean Roger Dean	Treasurer, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 23, 2017

/s/ Doug Rippel Doug Rippel	Executive Chairman	October 23, 2017

/s/ Chad Faulkner Chad Faulkner	Director	October 23, 2017

/s/ Mike McKnight Mike McKnight	Director	October 23, 2017

/s/ Christopher A. Masto Christopher A. Masto	Director	October 23, 2017

/s/ Karen Winterhof Karen Winterhof	Director	October 23, 2017